Filed under Rule 424(b)(3)
Registration No. 333-140287
Emerald Bank
6215 Perimeter Drive
Dublin, Ohio 43017
(614) 793-4631

Notice of Annual Meeting of Shareholders
to be held on March 29, 2007

To the Shareholders of Emerald Bank:
     Notice is hereby given that the annual meeting of Emerald Bank shareholders will be held on Thursday, March 29, 2007 at 1:00 p.m., Eastern Standard Time, at the main office of Emerald Bank, 6215 Perimeter Drive, Dublin, Ohio 43017. The meeting will be held for the purpose of considering and voting upon -
     1. A proposal to adopt the November 15, 2006 Agreement and Plan of Merger, as amended, providing for the acquisition of Emerald Bank by Middlefield Banc Corp. through the merger of Emerald Bank into EB Interim Bank, a wholly owned subsidiary of Middlefield Banc Corp., and approve the transactions contemplated thereby, as described in the attached prospectus/proxy statement,
     2. A proposal to elect one director for the term ending at the annual meeting in 2008,
     3. A proposal to elect three directors for the term ending at the annual meeting in 2009,
     4. A proposal to ratify the selection of Crowe Chizek and Company, LLC as independent auditor of Emerald Bank for the year ending December 31, 2007,
     5. A proposal to adjourn the annual meeting to solicit additional proxies if there are insufficient votes at the time of the meeting to adopt the Agreement and Plan of Merger and approve the merger, and
     6. Any other business that properly comes before the meeting or any adjournment or postponement of the meeting. The Board of Directors is not aware of any other business to be transacted at the meeting.
     Holders of record of Emerald Bank common stock at the close of business on February 12, 2007 may vote on each matter presented at the meeting and any adjournment or postponement. Adoption of the merger agreement and approval of the merger requires the affirmative vote of at least a majority of the issued and outstanding shares of Emerald Bank common stock entitled to vote.
     A copy of Emerald Bank’s 2006 Annual Report will be mailed separately to you before the meeting.
     The Board of Directors of Emerald Bank unanimously recommends that you vote “FOR” the merger agreement and the transactions contemplated thereby.
     Emerald Bank shareholders may dissent from the merger. If you wish to exercise dissenters’ rights, you must comply with the procedures specified in the Ohio General Corporation Law. See “Dissenters’ Rights” in the accompanying prospectus/proxy statement for additional information.
     Your vote is very important, regardless of the number of Emerald Bank common shares that you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To vote your shares, you may complete and return the enclosed proxy card. If you are a holder of record, you also may cast your vote in person at the meeting.
By Order of the Board of Directors,
Glenn E. Aidt
President and Chief Executive Officer
Dublin, Ohio
February 12, 2007

MIDDLEFIELD BANC CORP.	EMERALD BANK

PROSPECTUS	PROXY STATEMENT

for the issuance of up to 100,000 shares of Middlefield Banc Corp. common stock	for the Annual Meeting of Shareholders to be held on March 29, 2007 at 1:00 p.m., Eastern Standard Time
     Middlefield Banc Corp. and Emerald Bank entered into an Agreement and Plan of Merger on November 15, 2006. The merger agreement provides for Middlefield’s acquisition of Emerald Bank. The acquisition will be accomplished by the merger of Emerald Bank into an interim subsidiary organized by Middlefield on December 11, 2006. We cannot complete the merger unless the holders of a majority of the issued and outstanding shares of Emerald Bank common stock adopt the merger agreement and approve the merger. At the annual meeting Emerald Bank shareholders will consider and vote upon adoption of the merger agreement and approval of the transactions contemplated thereby. The date, time, and place of the annual meeting are -
March 29, 2007 at 1:00 p.m., Eastern Standard Time
Emerald Bank
6215 Perimeter Drive
Dublin, Ohio 43017
     When the acquisition of Emerald Bank occurs, shareholders will receive aggregate merger consideration of $7,326,890, one half payable in cash and the other half in shares of Middlefield common stock. If a holder of options to acquire Emerald Bank common stock exercises those options before the merger occurs, the aggregate merger consideration will increase by the amount of cash paid to Emerald Bank by the option holder. Conversely, the aggregate merger consideration will decrease if Emerald Bank’s shareholders’ equity (after certain adjustments) is less than $5.3 million at the end of the month immediately before the month in which the merger occurs.
     Emerald Bank shareholders may elect to receive cash, Middlefield shares, or a combination of cash and Middlefield shares. The exact number of Middlefield shares to be received in exchange for each Emerald Bank share will be calculated according to a formula stated in the merger agreement and described in this prospectus/proxy statement. See “The Merger Agreement — Conversion of Emerald Bank shares and exchange ratio” beginning on page 31. Shareholders’ elections are subject to reallocation, however, because one half of the aggregate merger consideration is payable in cash and the other half in Middlefield shares. As a result, we cannot assure you that you will receive the form of consideration you elect to receive. The exchange ratio will be determined after the date of the annual meeting. Therefore, when the annual meeting occurs you will not know the precise value of the stock merger consideration that you may receive. We estimate that Middlefield may issue up to 88,000 shares of common stock to Emerald Bank shareholders as a result of the merger.
     Middlefield shares are not listed on any exchange but they are traded over the counter with the trading symbol “MBCN.” On February 8, 2007 the reported closing price for Middlefield shares was $39.00 per share.
     Investment in Middlefield shares involves risks. For a discussion of these risks, see “Risk Factors” beginning on page 9 of this prospectus/proxy statement.
     Regardless of whether you plan to attend the Emerald Bank annual meeting, please complete, sign, and return the enclosed proxy card in the enclosed postage-paid envelope. Not voting will have the same effect as voting against the merger agreement and the transactions contemplated thereby. We urge you to read this prospectus/proxy statement carefully. It contains a detailed description of the merger, the merger agreement, and related matters.
     Middlefield securities are not savings accounts, deposit accounts, or other obligations of a bank or savings association. Middlefield securities are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other federal or state governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Middlefield common stock to be issued in the merger or determined whether this prospectus/proxy statement is truthful or complete. A representation to the contrary is a criminal offense.
     This prospectus/proxy statement is dated February 12, 2007 and it is first being mailed to Emerald Bank shareholders on or about February 12, 2007

Additional Information
     Middlefield is required to file business and financial information with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and Current Reports on Form 8-K. Middlefield is also required to file proxy or information statements with the SEC. You may obtain any of these documents without charge by writing or calling Middlefield at -
Middlefield Banc Corp.
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
          Attention: Mr. Donald L. Stacy
          (440) 632-1666
     To ensure timely delivery of these other documents, your request should be made no later than five business days before the annual meeting of Emerald Bank shareholders. Accordingly, requests should be received by Middlefield no later than March 21, 2007.
     You may also obtain these documents through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” on page 90.

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Questions and Answers About the Merger
Q: What am I being asked to vote on? What is the proposed transaction?
A: You are being asked to approve a merger agreement providing for the acquisition of Emerald Bank by Middlefield Banc Corp. As a result of the merger, you may become a shareholder of Middlefield. The acquisition is structured as the merger of Emerald Bank into a subsidiary recently organized by Middlefield. The recently organized subsidiary will be the surviving entity in the merger, its name will be changed to Emerald Bank when the merger occurs, and it will continue to operate as a separate subsidiary of Middlefield after the merger.
Q: Why are Emerald Bank and Middlefield entering into this transaction?
A: Emerald Bank believes that the proposed acquisition will benefit its shareholders. Because it is a larger company, Middlefield can provide the capital and resources Emerald Bank needs to compete more effectively, including a broader array of products and services. From Middlefield’s perspective, the acquisition will give Middlefield the opportunity to extend its banking franchise into one of the most prosperous portions of the state. To review the reasons for the merger in more detail, see “The Proposed Merger (Proposal One) — Background and reasons for the merger” beginning on page 18.
Q: What does Emerald Bank’s board of directors recommend?
A: Emerald Bank’s board of directors unanimously recommends that you vote “FOR” approval of the merger. The board believes that the merger is in the best interests of Emerald Bank and its shareholders. To review the background and reasons for the merger in greater detail, see page 18.
Q: What vote is required to approve the merger agreement?
A: The merger will not be approved unless the holders of a majority of the issued and outstanding shares of Emerald Bank common stock vote in favor of it. Emerald Bank’s President and Chief Executive Officer and another director of Emerald Bank have agreed to vote their shares in favor of the merger at the annual meeting. These shareholders own approximately 36.5% of Emerald Bank’s outstanding shares. Middlefield’s shareholders will not be voting on the merger agreement. See “The Proposed Merger (Proposal One) — Interests of Emerald Bank directors and officers in the merger” on page 27.
Q: Is completion of the merger subject to any conditions besides shareholder approval?
A: Yes. Middlefield’s acquisition of Emerald Bank cannot be completed unless Middlefield obtains Federal Reserve Board approval under the Bank Holding Company Act of 1956, FDIC approval under the Federal Deposit Insurance Act, and approval of the Ohio Division of Financial Institutions under Ohio banking law. There also are other closing conditions that must be satisfied, which are summarized in this prospectus/proxy statement.
Q: When do you expect the merger to be completed?
A: We will try to complete the merger as soon as reasonably possible. Assuming a majority of Emerald Bank’s issued and outstanding shares vote in favor of the merger and assuming we obtain the necessary regulatory approvals, we expect to complete the merger by May 31, 2007.
Q: Are there risks I should consider in my decision about the merger agreement?
A: Yes. You should read this prospectus/proxy statement carefully, including the factors discussed in the section titled “Risk Factors,” which begins on page 9.
Q: What price has Middlefield agreed to pay?
A: Middlefield has agreed to pay a total of $7,326,890 to acquire Emerald Bank, with one half of the price payable in cash and the other half in Middlefield common stock. If any of the outstanding options to acquire Emerald Bank stock are exercised, the total purchase price will be increased by the amount of cash received by Emerald Bank from the individual who exercised his or her stock options. Conversely, if Emerald Bank’s shareholders’ equity at the end of the month immediately before the merger occurs is not $5.3 million or more, the total price to be paid by Middlefield will be reduced by the difference between $5.3 million and Emerald Bank’s actual shareholders’ equity at month end. On December 31, 2006 Emerald Bank’s shareholders’ equity was approximately $5.2 million. Although this figure is less than $5.3 million, the calculation of Emerald Bank’s shareholders’ equity at the end of the month immediately before the merger occurs will exclude the impact that expenses associated with the merger have had and will have on Emerald Bank’s shareholders’ equity.
Q: What will I be entitled to receive in the merger?
A: Your per share merger consideration will consist of cash, Middlefield common stock, or a combination of cash and Middlefield stock. You have the opportunity to elect cash, Middlefield common stock, or a combination of cash and stock. If there are at completion of the merger 732,689 shares of Emerald Bank outstanding, which is the number outstanding on the date of this prospectus/proxy statement, and if Emerald Bank’s adjusted shareholders’ equity remains at $5.3 million or more (after expenses associated with the merger are added back to shareholders’ equity), each Emerald Bank shareholder will receive merger consideration of $10.00 for each Emerald Bank share, consisting of $10.00 in cash for each of your Emerald Bank shares if all of your shares are exchanged for cash, or Middlefield stock with a value of $10.00 if instead all of your shares are exchanged for Middlefield shares. The exact number of Middlefield shares you will receive in exchange for each of your Emerald Bank shares depends upon the average closing price of Middlefield stock over the period that ends three business days before the merger occurs and that consists of the 20 most recent trading days on which trades in Middlefield stock actually occur. Middlefield will not issue fractional shares or certificates or scrip for fractional shares. Instead, Middlefield will pay to each holder of Emerald Bank shares who would otherwise be entitled to a fractional share an amount in cash, without interest, equal to the value of the fractional share multiplied by the exchange ratio. The closing price reported for Middlefield stock on November 14, 2006, the last trading day before our public announcement of the merger, was $40.48. The closing price reported for Middlefield stock was $39.00 on February 8, 2007, the most recent trading day before we completed this prospectus/proxy statement.
Q: How do I make an election for the merger consideration?
A: You will be provided with an election form allowing you to choose cash, Middlefield shares, or a combination of cash and Middlefield shares. The election form is separate from the proxy form. The proxy form should be returned to Emerald Bank. Please return the election form to Middlefield. The completed election form must be received by Middlefield on or before March 29, 2007, the date of the annual meeting.
Q: Will I actually receive the form of merger consideration that I elect?
A: Not necessarily. One half of the aggregate merger consideration will be paid by Middlefield in cash and the other half in Middlefield shares. Depending on the results of all shareholders’ elections, Middlefield may have to reallocate the amount of stock or cash you receive to maintain the 50/50 allocation between cash and Middlefield shares. For example, if you elect to receive all cash consideration — depending on the elections made by other Emerald Bank shareholders — it is possible that you will receive a portion of the merger consideration in cash and a portion in Middlefield shares. The same possibility exists if you elect to receive all stock consideration. Please see “The Merger Agreement — Cash and stock elections,” beginning on page 32.
Q: What if I fail to make an election specifying how I desire to receive the merger consideration?
A: If you do not submit a properly completed election form before 5:00 p.m., Eastern Standard Time, on March 29, 2007, or if you return an election form stating no preference between cash and Middlefield shares, your Emerald Bank shares will be considered “non-election shares” and the merger consideration you receive will be subject to the allocation procedures stated in Article Two of the merger agreement.
Q: Why is my vote important?
A: If you do not submit your proxy by mail or vote in person at the annual meeting, it will be more difficult for Emerald Bank to obtain the necessary quorum. Additionally, your failure to vote in person or by proxy has the same effect as voting against the merger. This is because the merger cannot be completed unless the agreement is approved by the holders of a majority of all issued and outstanding Emerald Bank shares.
Q: What do I need to do now? How do I vote?
A: After you carefully read and consider the information contained in this prospectus/proxy statement, please complete, sign, date, and mail your proxy form in the enclosed return envelope as soon as possible. This will allow your shares to be represented at the annual meeting. You may also vote in person at the meeting.
Q: How will my proxy be voted?
A: If you sign, date, and mail your proxy form, your proxy will be voted in accordance with your proxy instructions. If you sign, date, and send in your proxy form but you do not indicate how you want to vote, your proxy will be voted FOR approval of the merger agreement.
Q: May I revoke my proxy and change my vote?
A: Yes. You may change your vote or revoke your proxy before the annual meeting by filing with the secretary of Emerald Bank a duly executed revocation of proxy, submitting a new proxy form with a later date, or voting in person at the meeting. Mere presence at the meeting will not, however, constitute revocation of your proxy.
Q: What if I oppose the merger? Do I have dissenters’ rights?
A: Yes. Shareholders who do not vote in favor of the merger agreement and who also comply with all of the procedures of the Ohio General Corporation Law will be entitled to receive payment in cash of the fair value of their common shares of Emerald Bank. A copy of the relevant sections of the Ohio General Corporation Law is attached as Appendix C to this document. The value received by a dissenting shareholder could be more or less than the merger consideration.

Q: What are the tax consequences of the merger to me?
A: In general, the exchange of your Emerald Bank shares for Middlefield shares in the merger will be tax-free for United States federal income tax purposes. However, if you receive a combination of cash and Middlefield shares in exchange for your Emerald Bank shares, you will recognize gain, but not loss, in an amount limited to the amount of cash you receive in the merger. Additionally, you will recognize gain or loss on any cash that you receive instead of fractional shares of Middlefield stock. If you exchange your Emerald Bank shares solely for cash, you will recognize gain or loss as if you had received such cash in redemption of your Emerald Bank shares, subject to the provisions and limitations of section 302 of the Internal Revenue Code of 1986, as amended. You should consult with your tax adviser about the specific federal, state, local, and foreign tax consequences of the merger to you. See “The Proposed Merger (Proposal One) — Material federal income tax consequences” beginning on page 28.
Q: Should I send in my stock certificates now?
A: We will provide an Election Form/Letter of Transmittal to you separately within the next two weeks. Please send the election form, the letter of transmittal, and your share certificates to Middlefield in the envelope that will also be provided to you.
Q: Who can answer my other questions?
A: If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this prospectus/proxy statement or the enclosed proxy form, please call Mr. Glenn E. Aidt, Emerald Bank’s President and CEO, at (614) 793-4631, or Mr. James R. Heslop II, Middlefield’s Executive Vice President and Chief Operating Officer, at (440) 632-1666.

Summary
     This summary does not contain all of the information that may be important to you. Page references included in this summary direct you to a more detailed discussion of the summarized topics. You should read this entire prospectus/proxy statement and appendices before you decide how to vote. To obtain more information, see “Where You Can Find More Information” on page 90.
The parties (page 30)
Middlefield Banc Corp.
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
(440) 632-1666
     Middlefield is a bank holding company headquartered in Middlefield, Ohio. Middlefield’s sole subsidiary is The Middlefield Banking Company, an Ohio-chartered commercial bank that began operations in 1901. The bank engages in a general banking business in northeastern Ohio through seven banking offices. The Middlefield Banking Company offices are located in Geauga, Portage, and Ashtabula Counties in Ohio, with a loan production office in Trumbull County as well. Middlefield had total assets of $340.6 million at December 31, 2006. Net of unearned income, Middlefield’s net loans were $246.3 million at December 31, 2006. Its total deposits were $271.1 million, and total shareholders’ equity on December 31, 2006 was $30.46 million. Middlefield common stock is traded over the counter with the trading symbol “MBCN.”
Emerald Bank
6215 Perimeter Drive
Dublin, Ohio 43017
(614) 793-4631
     Established on June 1, 2004, Emerald Bank is an Ohio state-chartered savings bank headquartered in Dublin, Ohio. Emerald Bank does not have a parent company or subsidiaries. At December 31, 2006, Emerald Bank had total assets of $41.2 million and total shareholders’ equity of approximately $5.2 million. Emerald Bank’s common shares are not publicly traded on an exchange.
The merger (page 18)
     So that the surviving entity will be a commercial bank rather than a savings bank, the transaction is structured as the merger of Emerald Bank into Middlefield’s recently organized interim subsidiary, which until the merger occurs will be known as EB Interim Bank. EB Interim Bank will be the surviving entity in the merger. As the surviving entity in the merger, EB Interim Bank’s name will be changed to Emerald Bank when the merger occurs and it will thereafter operate as a separate subsidiary of Middlefield. Middlefield currently has no intention to merge the surviving entity into The Middlefield Banking Company. The merger agreement is attached to this prospectus/proxy statement as Appendix A and is incorporated in this prospectus/proxy statement by reference. We encourage you to read the merger agreement carefully. It is the legal document that governs the merger.
What you will receive in the merger (page 31)
     The aggregate purchase price to be paid by Middlefield is $7,326,890, or a per share price of $10.00 based on the 732,689 common shares of Emerald Bank that currently are outstanding. The aggregate purchase price may be adjusted, however. If any holders of options to acquire Emerald Bank shares exercise those options before the merger occurs, the aggregate purchase price will be increased by the amount of any funds Emerald Bank receives as payment of the option exercise price. Conversely, if Emerald Bank’s shareholders’ equity is not at least $5.3 million at the end of the month immediately before the merger occurs, the aggregate purchase price will be reduced by the difference between $5.3 million and the month-end shareholders’ equity. Calculated by Emerald Bank’s independent public accounting firm, the month-end shareholders’ equity will be determined in accordance with generally accepted accounting principles, except that Emerald Bank’s costs associated with the merger transaction will be added to the calculation of shareholders’ equity. These costs include Emerald Bank’s legal fees, investment banking fees, fees for the retention of accounting personnel or services, retention payments to three officers, the accounting charge associated with increasing Emerald Bank’s loan loss allowance for new loans, any costs incurred by Emerald Bank at the direction of Middlefield, and compensation expenses associated with accelerated vesting of options to acquire Emerald Bank shares.

     When the merger occurs each outstanding Emerald Bank share — excluding those for which dissenters’ rights are properly exercised — will be converted into the right to receive either Middlefield common stock, cash, or a combination of Middlefield common stock and cash. One half of the Emerald Bank shares outstanding when the merger occurs will be exchanged for cash and the other half for Middlefield common stock. The exact number of Middlefield shares that will be received in exchange for each Emerald Bank share will depend upon the average closing price of Middlefield common stock over the period that ends three business days before the merger occurs and that consists of the 20 most recent trading days on which trades in Middlefield stock actually occur. The precise length of the period over which the average closing price of Middlefield stock will be measured cannot be determined in advance because Middlefield stock historically has not traded each and every business day. The number of Middlefield shares that will be received in exchange for each Emerald Bank share will be based on a ratio — the exchange ratio - equal to the per share cash consideration divided by the average closing price of Middlefield stock in the 20 trading-day period.
Election procedures (page 32)
     Each Emerald Bank shareholder may elect (x) all cash, (y) all Middlefield shares, or (z) a combination of cash and Middlefield shares in exchange for his or her Emerald Bank shares. But because one half of the Emerald Bank shares will be exchanged for cash and the other half for Middlefield shares, shareholders’ election rights are subject to reallocation, which means your election might not be honored in full. Subject to possible reallocation -
-	a shareholder who makes the all-cash election will receive cash in an amount equal to the aggregate merger consideration divided by the number of shares outstanding when the merger occurs,

-	a shareholder who makes the all-stock election will receive Middlefield shares based upon the exchange ratio,

-	a shareholder who elects a combination of cash and Middlefield shares will receive (x) cash in an amount equal to the whole number of Emerald Bank shares the shareholder elects to exchange for cash multiplied by the per share cash consideration and (y) a number of Middlefield shares equal to the whole number of Emerald Bank shares the shareholder elects to exchange for Middlefield shares multiplied by the exchange ratio, and

-	a shareholder who does not make an election between cash and stock and a shareholder who does not make a valid election will have made or will be deemed to have made a “non-election.” To ensure that one half of Emerald Bank’s shares are exchanged for cash and the other half for Middlefield shares, Emerald Bank shareholders who make or who are deemed to have made a non-election will receive all cash, all Middlefield shares, or a combination of cash and Middlefield shares as determined by Middlefield.
     An Election Form/Letter of Transmittal will be provided separately to you. The Election Form/Letter of Transmittal allows each Emerald Bank shareholder to make the all-cash election, the all-stock election, or a combined cash and stock election. The Election Form/Letter of Transmittal also allows a shareholder to specify that he or she has no preference for cash or stock. Emerald Bank shareholders who wish to elect the type of merger consideration they will receive should carefully review and follow the instructions in the Election Form/Letter of Transmittal. The deadline for submitting an Election Form/Letter of Transmittal is the close of business on the date of the Emerald Bank shareholders’ meeting.
Annual meeting of Emerald Bank shareholders (page 15)
     The annual meeting of Emerald Bank shareholders will be held on March 29, 2007 at 1:00 p.m., Eastern Standard Time, at the main office of Emerald Bank, 6215 Perimeter Drive, Dublin, Ohio 43017. The meeting will be held for the purpose of considering and voting upon -
     1. A proposal to adopt the November 15, 2006 Agreement and Plan of Merger, as amended, providing for the acquisition of Emerald Bank by Middlefield Banc Corp. through the merger of Emerald Bank into EB Interim Bank, a wholly owned subsidiary of Middlefield Banc Corp., and approve the transactions contemplated thereby, as described in the attached prospectus/proxy statement,
     2. A proposal to elect one director for the term ending at the annual meeting in 2008,
     3. A proposal to elect three directors for the term ending at the annual meeting in 2009,
     4. A proposal to ratify the selection of Crowe Chizek and Company, LLC as independent auditor of Emerald Bank for the year ending December 31, 2007,
     5. A proposal to adjourn the meeting to solicit additional proxies if there are insufficient votes at the time of the meeting to adopt the Agreement and Plan of Merger and approve the merger, and

     6. Any other business that properly comes before the meeting or any adjournment or postponement of the meeting. The Board of Directors is not aware of any other business to be transacted at the meeting.
     Holders of record of Emerald Bank common stock at the close of business on February 12, 2007 may vote on each matter presented at the meeting and any adjournment or postponement. As of February 12, 2007 there were 732,689 Emerald Bank shares outstanding and eligible to vote at the annual meeting.
Required vote (page 16)
     Adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of all Emerald Bank shares issued and outstanding. In other words, the merger will be approved if at least 366,345 shares vote in favor of the merger. The proposal to adjourn the meeting to allow for solicitation of additional proxies by Emerald Bank will be approved if the holders of a majority of the Emerald Bank shares represented at the meeting in person or by proxy vote in favor of adjournment. Except for an adjournment of the meeting, no action can be taken at the meeting unless a quorum of shareholders is present. A quorum will exist if the holders of a majority of the Emerald Bank shares entitled to vote at the meeting are present in person or by proxy. Not voting will have the same effect as voting against adoption of the merger agreement and approval of the merger.
     Emerald Bank’s President and Chief Executive Officer Glenn E. Aidt and Director George J. Kontogiannis entered into voting agreements with Middlefield, agreeing to vote their shares in favor of the merger at the annual meeting. These shareholders own approximately 36.5% of Emerald Bank’s outstanding shares. As a group, Emerald Bank’s directors and executive officers collectively own 334,245 shares of the Emerald Bank shares outstanding, or approximately 45.6% of the outstanding shares. None of Emerald Bank’s shares are owned by Middlefield or its directors or executive officers.
Recommendation to shareholders
     Emerald Bank’s board of directors believes the merger is in your best interests and urges you to vote “FOR” adoption of the merger agreement and approval of the merger.
Reasons for the merger (page 18)
     Emerald Bank’s board of directors considered numerous factors in its decision to recommend approval of the merger, including the following -
-	information about the businesses, earnings, operations, financial condition, prospects, capital levels, and asset quality of Emerald Bank and Middlefield, both individually and as a combined company,

-	perceived risks and uncertainties associated with Emerald Bank’s execution of its strategic growth plans as an independent banking organization, including the need to access additional capital and enhance its product and service offerings to support future growth,

-	the belief that the market value of Middlefield common stock is attractive, offering favorable prospects for future appreciation as a result of the proposed merger and other strategic initiatives being implemented by Middlefield,

-	the fact that, in contrast to Middlefield stock, Emerald Bank common stock is privately held and a public market for the stock therefore does not exist, and

-	the probability that the merger will be approved by the relevant bank regulatory authorities.
     Middlefield’s board of directors likewise concluded that the merger is in the best interests of Middlefield and its shareholders. Middlefield’s board of directors considered a number of factors, including -
-	management’s view that the acquisition of Emerald Bank provides an attractive opportunity to expand into the prosperous and growing communities north of Columbus, Ohio,
-	Emerald Bank’s community banking focus, its commitment to superior customer service, and its compatibility with Middlefield and The Middlefield Banking Company,
-	the probability that regulators will approve the merger without onerous conditions or delay.

Conditions to the merger (page 34)
     Middlefield’s acquisition of Emerald Bank cannot be completed unless Emerald Bank shareholders approve the merger and unless Middlefield obtains Federal Reserve Board approval under the Bank Holding Company Act of 1956, FDIC approval under the Federal Deposit Insurance Act, and approval of the Ohio Division of Financial Institutions under Ohio banking law. Middlefield and Emerald Bank have filed the necessary applications. Although we anticipate that all required regulatory approvals will be obtained by or shortly after the annual meeting of Emerald Bank shareholders, none of the regulatory approvals had been obtained by the date of this prospectus/proxy statement.
Opinion of financial advisor (page 20)
     Emerald Bank’s board of directors received a fairness opinion from its financial advisor, Ryan Beck & Co., Inc. Ryan Beck & Co.’s opinion states that as of the date of the opinion the merger consideration payable under the merger agreement was fair from a financial point of view to Emerald Bank shareholders. The full text of Ryan Beck’s fairness opinion, stating the assumptions made, matters considered, and qualifications and limitations affecting the reviews undertaken by Ryan Beck, is attached to this prospectus/proxy statement as Appendix B. We encourage you to read the fairness opinion in its entirety.
     For its services to Emerald Bank associated with the merger agreement and the merger - including but not limited to rendering the fairness opinion — Ryan Beck will receive total fees of approximately $173,000. Additionally, Emerald Bank has agreed to indemnify Ryan Beck and its directors, officers, and employees from liability in connection with the transaction and to hold Ryan Beck harmless from any losses, actions, claims, damages, expenses, or liabilities related to any of Ryan Beck’s acts or decisions made in good faith and in the best interests of Emerald Bank.
Material federal income tax consequences of the merger (page 28)
     We intend that the merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, with the result that for federal income tax purposes (x) no gain or loss will be recognized by Middlefield, EB Interim Bank, or Emerald Bank as a result of the merger and (y) Emerald Bank shareholders who receive Middlefield common stock in exchange for Emerald Bank shares in the merger will recognize no gain or loss, other than the gain or loss associated with cash paid by Middlefield as a result of shareholders’ elections and allocation method or cash paid by Middlefield instead of issuing fractional shares. It is not, however, a condition to completion of the merger that the merger be tax-free under the Internal Revenue Code of 1986. All Emerald Bank shareholders should consult with their own tax advisors to determine the specific tax consequences of the merger to them.
Interests of directors and officers of Emerald Bank (page 27)
     In the merger agreement, Middlefield has agreed to indemnify, defend, and hold harmless and provide advancement of expenses to each person who is or who before the merger occurs becomes a director or officer of Emerald Bank against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in any legal proceedings that arise out of actions or omissions occurring on or before the date of the merger, including actions and omissions associated with the merger agreement and the merger itself. And for three years after the merger occurs, Middlefield must maintain directors and officers’ liability insurance coverage for these individuals.
     Three officers of Emerald Bank will also receive cash retention bonuses promptly after the merger occurs, provided these individuals remain with Emerald Bank through the date the merger occurs.
     The Emerald Bank board was aware of these interests of directors and officers when the board approved the merger agreement. Emerald Bank’s board took these interests into account when the board decided to approve the merger agreement and the merger.
Resale of Middlefield Banc Corp. common stock (page 30)
     Middlefield has registered with the Securities and Exchange Commission under the Securities Act of 1933 the offer and sale of Middlefield common stock to be issued to Emerald Bank shareholders in the merger. As a result there will be no federal securities law restrictions on the sale or other transfer of the Middlefield shares issued in the merger, but shares issued to any Emerald Bank shareholders who are considered affiliates — as that term is used in the SEC’s Rule 145 — will be subject to restrictions on transfer as a result of that rule.

Termination of the merger agreement (page 39)
     Middlefield and Emerald Bank may mutually agree to terminate the merger agreement and abandon the merger at any time before the merger occurs, whether before or after shareholder approval. Additionally, each of Middlefield and Emerald Bank has the right to terminate the merger agreement and abandon the merger before or after shareholder approval if various conditions to completion of the merger are not satisfied, as discussed at page 34.
     If Emerald Bank accepts a competing acquisition proposal from an entity other than Middlefield and therefore exercises Emerald Bank’s right to terminate the merger agreement, Emerald Bank will be required to pay $300,000 in cash to Middlefield when the competing acquisition occurs.
Dissenters’ rights (page 17)
     You have the right under section 1701.85 of the Ohio General Corporation Law to dissent from the merger and to demand payment of the fair cash value of your Emerald Bank shares. These rights are known as dissenters’ rights. To perfect your dissenters’ rights, you must not vote in favor of the merger and you must follow the statutory procedures for exercising dissenters’ rights. The complete text of section 1701.85 is attached to this prospectus/proxy statement as Appendix C.

Risk Factors
     In addition to the other information contained in this prospectus/proxy statement, including the information under the caption “Caution About Forward-Looking Statements” on page 12, you should consider the following risk factors carefully in your voting decision about the merger.
Risks relating to the merger
     Because the market price of Middlefield common stock fluctuates, you cannot be certain of the precise value of the stock portion of the merger consideration. You may elect to receive shares of Middlefield common stock in the merger. It is also possible that you will receive Middlefield shares even if you elect to receive cash only. The number of shares you receive will depend on your election and on other shareholders’ elections. Changes in the market price of Middlefield common stock could result from a variety of factors, including general market and economic conditions, Middlefield’s future financial condition and operating results, changes in Middlefield’s business, operations, and prospects and regulatory considerations, factors that are not entirely within Middlefield’s control. The price of Middlefield common stock at completion of the merger could be different from its price on the date the merger agreement was signed, from its price on the date of this prospectus/proxy statement, from its price on the date of the annual meeting, and from the average closing-price figure that is used to determine the number of Middlefield shares you receive. You will not be entitled to receive additional cash or shares in the merger if the price of Middlefield common stock when the merger occurs is less than the average closing-price figure. Because the merger will be completed after the annual meeting, you will not know at the annual meeting what the market value of Middlefield common stock will be when the merger occurs. See “The Merger Agreement – Conversion of Emerald Bank shares and exchange ratio.”
     Middlefield common stock is traded over the counter in the Pink Sheets® with the trading symbol “MBCN.” Pink Sheets® is a centralized quotation service provided by Pink Sheets LLC, a privately owned company, which collects and publishes market maker quotes for over-the-counter securities. The maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, which is beyond Middlefield’s control or the control of any market maker.
     You may receive a form of consideration different from the form of consideration you elect. Although you are able to elect the form of consideration you wish to receive in the merger, your election is subject to possible reallocation to ensure that one half of the merger consideration is payable in cash and the other half in the form of Middlefield shares. If you elect to receive cash in exchange for all of your Emerald Bank shares but the available cash is oversubscribed, you will receive a portion of the merger consideration in the form of Middlefield shares. Likewise, if you elect to receive Middlefield shares in exchange for all of your Emerald Bank shares but the available Middlefield shares are oversubscribed, you will receive a portion of the merger consideration in cash. If you elect to receive a combination of cash and Middlefield shares and either the available Middlefield shares or the available cash is oversubscribed, you will not receive the specific combination of cash and Middlefield shares you elect.
     Middlefield could experience difficulties managing growth and effectively integrating Emerald Bank. There are risks associated with assessing the values, strengths, weaknesses, and profitability of acquisition candidates, including adverse short-term effects of acquisitions on operating results, diversion of management’s attention, dependence on retaining key personnel, and risks associated with unanticipated problems. An acquisition’s success depends in part on the acquiror’s ability to integrate the operations of the acquired institution and achieve cost savings and operating efficiencies. Middlefield might not be able to achieve its strategic objectives in the merger. The costs or difficulties relating to the integration of Emerald Bank into the Middlefield organization may be greater than expected and the revenue gains or cost savings may be less than or take longer to realize than expected. Additionally, Emerald Bank could lose customers as a result of the merger. These factors could contribute to Middlefield not fully achieving the benefits it expects from the merger. This is Middlefield’s first acquisition of another institution. Without the experience integrating acquired companies that many other banking organizations have, Middlefield therefore faces a greater risk that acquisition costs will exceed projections and that the benefits will be less than projected or more difficult to attain.
     The termination fee could discourage other companies from trying to acquire Emerald Bank even if another acquisition would offer greater immediate value to Emerald Bank shareholders. In the merger agreement Emerald Bank has agreed to pay Middlefield a termination fee of $300,000 if Emerald Bank’s board of directors terminates the merger agreement and authorizes a competing acquisition by an entity other than Middlefield. The termination fee could have the effect of discouraging another company from trying to acquire Emerald Bank, even though a competing acquisition proposal might provide greater immediate value to Emerald Bank shareholders.
     The fairness opinion obtained by Emerald Bank from its financial advisor will not reflect changes in circumstances before the merger occurs. Emerald Bank’s financial advisor, Ryan Beck & Co., Inc., delivered a fairness opinion to Emerald Bank’s board of directors on November 15, 2006, which fairness opinion has been updated as of the date of this prospectus/proxy statement. The fairness opinion states that, as of the date of the opinion, the merger consideration set forth in the merger agreement was fair from a financial point of view to Emerald Bank shareholders. The fairness opinion does not reflect changes that could occur or that may have occurred after the date of this prospectus/proxy statement, including changes in the operation and prospects of Middlefield or Emerald Bank, changes in general market and economic conditions, or other factors. Any such changes or other factors on which the fairness opinion is based could alter the relative value of Middlefield and Emerald Bank.
     Some directors and officers of Emerald Bank have potential conflicts of interest in the merger. Some of the directors and officers of Emerald Bank have interests in the merger that are different from or in addition to their interests as Emerald Bank shareholders. For example, Glenn E. Aidt, President and Chief Executive Officer of Emerald Bank, is entitled under the merger agreement to receive a cash retention bonus of $70,000 if he remains employed by Emerald Bank through the date the merger occurs. A retention bonus of $65,000 will be payable to Michael J. Hufford, Emerald Bank’s Senior Vice President and Chief Loan Officer. Additionally, Middlefield has agreed to maintain directors’ and officers’ liability insurance for the directors and officers of Emerald Bank for three years after the merger. See “The Proposed Merger (Proposal One) – Interests of Emerald Bank directors and officers in the merger” beginning on page 27 of this prospectus/proxy statement.
     Emerald Bank shareholders will not control Middlefield’s future operations. Emerald Bank shareholders in the aggregate will own approximately 6% of the approximately 1.5 million Middlefield shares that will be outstanding after the merger. As a result, former Emerald Bank shareholders will not have a significant impact on the election of directors or on whether future proposals submitted to a vote of Middlefield shareholders are approved or rejected.
Risks relating to Middlefield’s business
     Changes in interest rates could have a material adverse effect on Middlefield’s financial condition and results of operations. Middlefield’s earnings depend substantially on interest rate spread, which is the difference between (x) the rates Middlefield earns on loans, investment securities, and other interest-earning assets and (y) the interest rates Middlefield pays on deposits and borrowings. These rates are highly sensitive to many factors beyond Middlefield’s control, including general economic conditions and the policies of various governmental and regulatory authorities. Although Middlefield attempts to manage the risks of operating in a changing interest rate environment, Middlefield cannot assure you that its efforts will effectively avoid undue interest-rate risk.
     Middlefield’s market is very competitive and Middlefield does not have the same financial and other resources that larger competitors have. This could affect Middlefield’s ability to compete for large commercial loan originations and its ability to offer products and services competitors provide to customers. Middlefield faces competition making loans and competition gathering deposits. Competition is based on interest rates and other credit and service charges, the quality of services rendered, the convenience of banking facilities, the range and type of products offered and, in the case of loans to larger commercial borrowers, lending limits, among other factors. Competition for loans comes principally from commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, insurance companies, and other financial service companies. The most direct competition for deposits has historically come from commercial banks, savings banks, and savings and loan associations, but competition for deposits also comes from non-depository institutions such as mutual funds, securities and brokerage firms, and insurance companies. Competition among financial institutions and other financial service organizations is increasing with the continuing consolidation of the financial services industry. The northeastern Ohio market in which Middlefield currently operates and the Columbus market in which Emerald Bank operates have a high concentration of financial institutions. Many of the competing financial institutions have significantly greater financial, staff, and other resources and higher lending limits. More geographically diversified than Middlefield, many of the competitors are therefore less vulnerable to adverse changes in the local economy. And many of these competitors offer services that Middlefield does not or cannot provide. For example, larger competitors’ greater resources offer advantages such as the ability to price services at lower, more attractive levels, and the ability to provide larger credit facilities than Middlefield can provide. Likewise, some of the competitors are not subject to the same kind and amount of regulatory restrictions and supervision to which Middlefield is subject. Because Middlefield is a community-banking organization of relatively modest size, it is on occasion unable to make commercial loans in amounts competitors can offer.
     The business of banking is changing rapidly with changes in technology, which poses financial and technological challenges to small and mid-sized institutions. With frequent introductions of new technology-driven products and services, the banking industry is undergoing rapid technological changes. In addition to enhancing customer service, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Financial institutions’ success is increasingly dependent upon use of technology to provide products and services that satisfy customer demands and to create additional operating efficiencies. Many of Middlefield’s competitors have substantially greater resources to invest in technological improvements, which could enable them to perform various banking functions at lower costs than Middlefield, or to provide products and services that Middlefield is not able to provide economically. Middlefield cannot assure you that it will be able to develop and implement new technology-driven products or services or that it will be able to successfully market the products or services to customers.

     Because of the demand for technology-driven products, banks rely increasingly on unaffiliated vendors to provide data processing services and other core banking functions. The use of technology-related products and services exposes banks to various risks, particularly transaction, strategic, reputation, and compliance risk. Middlefield cannot assure you that it will be able to successfully manage the risks associated with its dependence on technology.
     The banking industry is heavily regulated; the compliance burden to the industry is considerable; the principal beneficiary of federal and state regulation is the public at large and depositors, not stockholders. Middlefield and The Middlefield Banking Company – which currently is Middlefield’s sole subsidiary – are and will remain subject to extensive state and federal government supervision and regulation. Affecting many aspects of the banking business, including permissible activities, lending, investments, payment of dividends, the geographic locations in which services can be offered, and numerous other matters, state and federal supervision and regulation are intended principally to protect depositors, the public, and the deposit insurance fund administered by the FDIC. Protection of shareholders is not a goal of banking regulation.
     Applicable statutes, regulations, agency and court interpretations, and agency enforcement policies have undergone significant changes, some retroactively applied, and could change significantly again. Changes in applicable laws and regulatory policies could adversely affect the banking industry generally or Middlefield and its subsidiaries in particular. The burdens of federal and state banking regulation could place banks in general at a competitive disadvantage compared to less regulated competitors. Middlefield gives you no assurance that it will be able to adapt successfully to industry changes caused by governmental actions.
     Federal and state banking agencies require banks and bank holding companies to maintain capital. Failure to maintain adequate capital or to comply with applicable laws, regulations, and supervisory agreements could subject a bank or bank holding company to federal or state enforcement actions, including termination of deposit insurance, imposition of fines and civil penalties, and, in the most severe cases, appointment of a conservator or receiver for a depositary institution.
     Success in the banking industry requires disciplined management of lending risks. There are many risks in the business of lending, including risks associated with the duration over which loans may be repaid, risks resulting from changes in economic conditions, risks inherent in dealing with individual borrowers, and risks resulting from changes in the value of loan collateral. Middlefield maintains an allowance for loan losses based on historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality, among other things. Middlefield’s judgment about the adequacy of the loan loss allowance is based on assumptions that Middlefield believes are reasonable but that might nevertheless prove to be incorrect. Middlefield gives you no assurance that the allowance will be sufficient to absorb future charge-offs. Additions to the loan loss allowance could occur, which would decrease net income and capital.
     An economic downturn in our market area would adversely affect our loan portfolio and our growth prospects. The lending market of The Middlefield Banking Company currently is concentrated in northeastern Ohio, particularly Geauga, Portage, Ashtabula, and Trumbull Counties. Also a community-banking institution, Emerald Bank’s market is concentrated in the Columbus, Ohio area. A significant percentage of each bank’s loans is secured by real estate collateral, primarily residential mortgage loans. Commercial and industrial loans to small and medium-sized businesses also represent a significant percentage of The Middlefield Banking Company’s loan portfolio. The asset quality of a community-banking institution’s loan portfolio is largely dependent upon the economy and real estate markets in its local area. A downturn in the local economy would adversely affect operations and limit future growth potential.
     Middlefield common stock is very thinly traded, and it is therefore susceptible to wide price swings. Middlefield common stock is not traded or authorized for quotation on an exchange. However, the stock trades over the counter and bid prices for Middlefield common stock appear from time to time in the Pink Sheets®, a centralized quotation service provided by Pink Sheets LLC, a privately owned company, which collects and publishes market maker quotes for over-the-counter securities. Thinly traded, illiquid stocks such as Middlefield common stock are more susceptible to significant and sudden price changes than stocks that are widely followed by the investment community and actively traded on an exchange. The liquidity of common stock depends upon the presence in the marketplace of willing buyers and sellers. We cannot assure you that you will be able to find a buyer for your Middlefield shares.
     Middlefield currently does not intend to seek listing of its common stock on a securities exchange. But even if Middlefield were to successfully list its common stock on a securities exchange, Middlefield nevertheless could not assure you that an organized public market for the securities will develop or that there will be any private demand for the stock. Middlefield could also fail subsequently to satisfy the standards for continued exchange listing, such as standards having to do with the minimum number of public shareholders or the aggregate market value of publicly held shares. A stock that is not listed on a securities exchange might not be accepted as collateral for loans. If accepted as collateral, the stock’s value could nevertheless be substantially discounted. Therefore, Middlefield common stock should be considered a long-term investment and holders of Middlefield stock should be prepared to bear the economic risk of an investment in the common stock for an indefinite period. Investors who need or desire to dispose of all or a part of their investments in common stock might not be able to do so except by private, direct negotiations with third parties.
     Government regulation could restrict our ability to pay cash dividends. Dividends from The Middlefield Banking Company currently are the only significant source of cash for Middlefield. Statutory and regulatory limits could prevent the bank from paying dividends or transferring funds to Middlefield. As of September 30, 2006 The Middlefield Banking Company could have declared dividends of approximately $6.5 million to Middlefield without having to obtain advance regulatory approval. Middlefield cannot assure you that subsidiaries’ profitability will continue to allow dividends payments to Middlefield. Although Middlefield has paid regular quarterly cash dividends, it therefore cannot assure you of regular cash dividends in the future.
     Middlefield could incur liabilities under federal and state environmental laws if we foreclose on commercial properties. A large percentage of the loans of The Middlefield Banking Company are secured by real estate. Although the vast majority of these loans are residential mortgage loans with little associated environmental risk, some are commercial loans secured by property on which manufacturing and other commercial enterprises are carried on. As of September 30, 2006 Middlefield’s bank subsidiary did not own any property acquired by foreclosure. However, the bank has in the past and could again acquire property by foreclosing on loans in default. Under federal and state environmental laws, the bank could face liability for some or all of the costs of removing hazardous substances, contaminants, or pollutants from properties acquired in this fashion. Although other persons might be primarily responsible for these costs, they might not be financially solvent or they might be unable to bear the full cost of clean up. Regardless of whether it forecloses on property, it is also possible that a lender exercising unusual influence over a borrower’s commercial activities could be required to bear a portion of the clean-up costs under federal or state environmental laws.
Caution About Forward-Looking Statements
     Some of the statements in this prospectus/proxy statement are not statements of historical fact but rather are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include but are not limited to statements specifically identified as forward-looking statements within this prospectus/proxy statement. In addition, statements in Middlefield’s future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of Middlefield that are not statements of historical fact constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. Examples of forward-looking statements include (x) projections of income or expense, earnings per share, the payment or non-payment of dividends, capital structure, and other financial items, (y) statements of the plans and objectives of Middlefield or its board of directors and management, including those relating to products or services, and (z) statements of future economic performance. Words such as may, will, should, could, would, plan, potential, estimate, project, believe, intend, anticipate, expect, target, and similar expressions identify forward-looking statements but are not the exclusive means to identify forward-looking statements.
     The Private Securities Litigation Reform Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying the important factors that could cause actual results to differ materially from those discussed in the forward-looking statements. We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act.
     Forward-looking statements are subject to significant risks, assumptions, and uncertainties and could be affected by many factors, including but not limited to the matters discussed under the caption “Risk Factors” beginning on page 9 as well as -
-	the strength of the United States economy in general and the strength of the local economies in which we conduct our operations; general economic conditions, either nationally or regionally, may be less favorable than we expect, resulting in a deterioration in the credit quality of our loan assets, among other things

-	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest-rate policies of the Federal Reserve Board

-	inflation, interest rate, market, and monetary fluctuations

-	the development and acceptance of new products and services of Middlefield and subsidiaries and the perceived overall value of these products and services by users, including the features, pricing, and quality compared to competitors’ products and services

-	the willingness of users to substitute our products and services for those of competitors

-	the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities, and insurance)

-	changes in consumer spending and saving habits
     Because of these and other uncertainties, Middlefield’s actual future results, performance, or achievements or industry results could be materially different from the results suggested by the forward-looking statements. Additionally, Middlefield’s future results of operations will not necessarily be similar to Middlefield’s historical results of operations. You should not place undue reliance on forward-looking statements, which are effective solely as of the dates on which they are made. Except as required under federal securities law, Middlefield undertakes no obligation to update its forward-looking statements to account for events and changing circumstances after the dates on which the forward-looking statements are made. Middlefield qualifies all of its forward-looking statements by these cautionary statements.
Comparative Common Stock Data
     The historical per share earnings (loss), dividends, and book value of Middlefield and Emerald Bank shown in the table to follow are derived from their audited financial statements as of and for the year ended December 31, 2005 and the unaudited financial statements for the nine months ended September 30, 2006. The pro forma comparative per share data for Middlefield common stock and Emerald Bank common stock give effect to the merger using the purchase method of accounting. You should read this information in conjunction with the historical financial information for Middlefield and for Emerald Bank included elsewhere in this prospectus/proxy statement, including Middlefield’s financial statements and related notes. The per share pro forma information assumes that (x) 366,345 shares of Emerald Bank common stock are converted into the right to receive cash consideration of $10.00 per share and (y) 366,344 shares are converted into Middlefield shares at the exchange ratio. Because there is no established trading market for Emerald Bank shares, there is no readily obtainable market price for Emerald Bank shares. The pro forma data are not necessarily indicative of actual results had the merger been completed at the beginning of the period indicated. The pro forma data are not necessarily indicative of future operations of the combined entity.

	As of and for the	As of and for the
	nine months ended	year ended
	September 30, 2006	December 31, 2005
Earnings per share: Basic
Middlefield historical	$1.93	$2.64
Emerald Bank historical	(0.59)	(1.07)
Pro forma combined	1.53	1.96
Equivalent pro forma for one share of Emerald Bank common stock (1)	0.38	0.48

Earnings per share: Diluted
Middlefield historical	$1.90	$2.60
Emerald Bank historical	(0.59)	(1.07)
Pro forma combined	1.51	1.93
Equivalent pro forma for one share of Emerald Bank common stock (1)	0.37	0.48

Cash dividends declared per share
Middlefield historical	$0.68	$0.87
Emerald Bank historical	0.00	0.00
Pro forma combined (2)	0.64	0.75
Equivalent pro forma for one share of Emerald Bank common stock (1) (2)	0.16	0.19

Book value per share
Middlefield historical	$20.74	$19.25
Emerald Bank historical	7.44	8.00
Pro forma combined	21.95	20.56
Equivalent pro forma for one share of Emerald Bank common stock (1)	5.42	5.08

(1)	The Emerald Bank equivalent pro forma information shows the effect of the merger from the perspective of an owner of Emerald Bank common stock. We calculated the Emerald Bank equivalent by using an assumed exchange ratio of 0.2471 shares of Middlefield common stock for each share of Emerald Bank common stock – the exchange that would apply if the average closing price of Middlefield stock during the averaging period is $40.48 per share – and assuming that 50% of the outstanding common stock of Emerald Bank is converted into

Middlefield stock. The actual exchange ratio will depend on the average closing price of Middlefield stock over the 20-trading day period before the merger occurs. The applicable formulas and other assumptions used to calculate the relevant exchange ratios are described under the heading “The Merger Agreement – Conversion of Emerald Bank shares and exchange ratio” beginning on page 31 of this prospectus/proxy statement. We give you no assurance about what the market price of Middlefield common stock will be when the merger occurs or what the average closing price of Middlefield common stock will be when the exchange ratio is determined at completion of the merger.

(2)	Assumes no changes in Middlefield’s cash dividends per share. Middlefield’s ability to pay dividends in the future is limited by restrictions imposed by Federal and state regulatory authorities. Please refer to Note 18 “Regulatory Restrictions” of Notes to Consolidated Financial Statements for a discussion of those restrictions.
     Neither Middlefield’s nor Emerald Bank’s common stock is listed on any exchange or quoted in the automated quotation system of a registered securities association. However, Middlefield shares are traded over the counter with the trading symbol “MBCN.” Price information for Middlefield common stock is available through the Pink Sheets®. There is no established public trading market for Emerald Bank shares. Middlefield common stock is held of record by approximately 932 shareholders. Emerald Bank common stock is held of record by approximately 100 shareholders.
     The table to follow shows quarterly cash dividends paid by Middlefield in 2006, 2005, and 2004. Emerald Bank has not paid dividends, and because it has not yet realized any net income it is not able to pay cash dividends. The table to follow also shows the range of high and low closing prices for Middlefield common stock quoted through the Pink Sheets® in each quarter of 2006, 2005, and 2004. Prices shown do not include retail mark-ups, mark-downs, or commissions. The figures presented are adjusted for stock dividends.

			Cash dividends
	High	Low	per share
Year ended December 31, 2004
first quarter	$28.11	$26.35	$0.181
second quarter	28.94	27.43	0.181
third quarter	31.10	28.51	0.190
fourth quarter	33.33	30.91	0.200

Year ended December 31, 2005
first quarter	$37.65	$34.47	$0.200
second quarter	40.82	34.47	0.200
third quarter	37.19	35.60	0.213
fourth quarter	39.05	35.83	0.224

Year ended December 31, 2006
first quarter	$40.00	$37.64	$0.224
second quarter	40.48	39.05	0.224
third quarter	40.95	39.05	0.229
fourth quarter	42.25	39.76	0.240
     There were 1,425,217 shares of Middlefield common stock issued and outstanding on February 8, 2007. Additionally, 146,507 shares of common stock were reserved for issuance on that date under Middlefield’s 1999 Stock Option Plan, which may be issued in the form of restricted stock or in the form of options to acquire common stock. The number of shares issuable under outstanding options that had not been exercised, the weighted-average exercise price of those options, and the number of shares remaining available for grant as of December 31, 2006 are -
Middlefield Equity Compensation Plan Information as of December 31, 2006

			Number of securities
	Number of		remaining available
	securities to be		for future issuance
	issued upon	Weighted-average	under equity
	exercise of	exercise price of	compensation plans
	outstanding	outstanding	(excluding
	options	options	outstanding options)
Middlefield equity compensation plans approved by security holders	73,607	$27.54	72,900
Middlefield equity compensation plans not approved by security holders	0	$0.00	0

Total	73,607		72,900

     There were 732,689 shares of Emerald Bank common stock issued and outstanding on February 8, 2007. Additionally, 47,623 shares of common stock were reserved for issuance on that date under Emerald Bank’s 2003 Stock Option Plan. The 2003 Stock Option Plan provides solely for the grant of options to acquire Emerald Bank common stock. The number of shares issuable under outstanding options that had not been exercised, the weighted-average exercise price of those options, and the number of shares remaining available for grant as of December 31, 2006 are -
Emerald Bank Equity Compensation Plan Information as of December 31, 2006

	Number of		Number of securities
	securities to be		remaining available for
	issued upon	average exercise	future issuance under
	exercise of	price of	equity compensation
	outstanding	outstanding	plans (excluding
	options	options	outstanding options) *
Emerald Bank equity compensation plans approved by security holders	47,623	$10.00	0
Emerald Bank equity compensation plans not approved by security holders	0	$0.00	0

Total	47,623		0

*	The merger agreement provides that no more options to acquire common stock will be granted by Emerald Bank
     Options that remain outstanding when the merger occurs will be replaced by options to acquire Middlefield common stock at the exchange ratio, the number acquirable being multiplied by the exchange ratio and the exercise price being divided by the exchange ratio. To illustrate, if the exchange ratio is 0.2471, the 47,623 options to acquire Emerald Bank common stock at $10.00 per share outstanding at December 31, 2006 will be replaced by options to acquire 11,766 Middlefield common stock at $40.47 per share.
The Annual Meeting of Emerald Bank Shareholders
Purpose, time and place of the meeting
     Emerald Bank’s board of directors is soliciting your proxy for use at the annual meeting of Emerald Bank shareholders to be held on Thursday, March 29, 2007 at 1:00 p.m., Eastern Standard Time, at the main office of Emerald Bank, 6215 Perimeter Drive, Dublin, Ohio 43017, including any adjournment or postponement of that meeting. At the meeting, Emerald Bank shareholders will consider and vote upon -
1)	a proposal to adopt the Agreement and Plan of Merger, as amended, by and among Emerald Bank, Middlefield Banc Corp., and EB Interim Bank and to approve the merger of Emerald Bank into EB Interim Bank,

2)	A proposal to elect one director for the term ending at the annual meeting in 2008,

3)	A proposal to elect three directors for the term ending at the annual meeting in 2009,

4)	A proposal to ratify the selection of Crowe Chizek and Company, LLC as independent auditor of Emerald Bank for the year ending December 31, 2007,

5)	if adjournment is necessary for solicitation of additional proxies by the board of directors, a proposal to adjourn the meeting if there are insufficient votes when the meeting is held to adopt the Agreement and Plan of Merger, as amended, and approve the merger, and

6)	any other business properly presented at the meeting or any adjournment or postponement. Emerald Bank’s board of directors knows of no other business to be presented at the meeting.
     Emerald Bank’s board of directors has unanimously approved the merger agreement and the merger and recommends that you vote FOR adoption of the merger agreement and approval of the merger. The board also recommends that you vote FOR election of the nominees identified herein, FOR ratification of the board’s selection of Crowe Chizek and Company, LLC to serve as Emerald Bank’s independent auditor, and FOR adjournment of the meeting, if action on the adjournment proposal is taken at the meeting.

Record date; Emerald Bank common shares outstanding and entitled to vote
     Emerald Bank’s board of directors fixed the close of business on Feburary 12, 2007 as the record date for determining the Emerald Bank shareholders entitled to vote at the annual meeting. You are entitled to vote at the meeting if you were a record holder of Emerald Bank shares at the close of business on the record date. At the close of business on Feburary 12, 2007 there were 732,689 Emerald Bank shares issued and outstanding and entitled to vote at the meeting. The Emerald Bank shares were held of record by approximately 100 shareholders.
     You may vote cumulatively in the election of directors if any shareholder follows the procedures specified in the Ohio General Corporation Law for invoking cumulative voting rights. When shares are voted cumulatively, you multiply the number of shares you own by the number of directors to be elected to determine the total number of votes you may cast. You may give any one or more of the nominees any portion of the total number of your votes. To invoke the right to vote cumulatively in the election of directors, according to Ohio General Corporation Law section 1701.55(C) you must give advance written notice of your desire that voting in the election of directors be cumulative. The notice must be given to Emerald Bank’s President, a Vice President, or Secretary at least 48 hours before the time fixed for holding the meeting to elect directors. If at the convening of the meeting an announcement of the cumulative voting notice is then made by the chairman of the meeting or by or on behalf of the shareholder giving the notice, every shareholder will have cumulative voting rights in the election of directors. Proxies solicited by the board of directors would also be voted cumulatively if that occurs. For all purposes other than election of directors, each share is entitled to one vote.
Votes required; quorum
     Because at least two thirds of Emerald Bank’s board of directors approved the merger agreement and the merger, the affirmative vote of the holders of a majority of the Emerald Bank shares outstanding and entitled to vote at the annual meeting is sufficient under Emerald Bank’s articles of incorporation and the Ohio General Corporation Law for adoption of the merger agreement and approval of the merger. Directors are elected by a plurality vote. Accordingly, nominees receiving the greatest number of votes will be elected. Votes that are withheld in the election of directors will therefore have no effect. The affirmative vote of the holders of a majority of the Emerald Bank shares represented in person or by proxy at the meeting is sufficient to adjourn the meeting. The proposal to adjourn the meeting will be presented if – when the meeting is held – there are insufficient votes to adopt the merger agreement and approve the merger.
     As of the February 12, 2007 record date, directors and executive officers of Emerald Bank and their respective affiliates beneficially owned an aggregate of 334,245 Emerald Bank shares, excluding outstanding stock options, or approximately 45.6% of the Emerald Bank shares outstanding on the record date. As of the date of this prospectus/proxy statement, neither Middlefield nor any of its directors, executive officers, or affiliates beneficially owns any Emerald Bank shares.
     A quorum consisting of the holders of a majority of the outstanding Emerald Bank shares must be present in person or by proxy at the Emerald Bank annual meeting before any action – other than adjournment – can be taken. A properly executed proxy card marked abstain will not be voted on adoption of the merger agreement and approval of the merger but will count toward determining whether a quorum is present. Brokers who hold Emerald Bank shares in street name on behalf of beneficial owners cannot vote those Emerald Bank shares on the proposal to adopt the merger agreement and approve the merger without specific instructions from the beneficial owners. Adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of all Emerald Bank shares outstanding and entitled to vote at the meeting. Accordingly, if you abstain or if you do not instruct your broker how to vote this will have the same effect as a vote against adoption of the merger agreement and approval of the merger.
Solicitation and revocation of proxies
     A proxy card for use at the annual meeting accompanies each copy of this prospectus/proxy statement mailed to Emerald Bank shareholders. Emerald Bank’s board of directors is soliciting your proxy. Regardless of whether you attend the meeting, the board of directors urges you to sign, date, and return the enclosed proxy card. If you return your properly executed proxy card before the annual meeting and do not revoke it before it is used, your Emerald Bank shares represented by the proxy card will be voted at the meeting or, if appropriate, at any adjournment. Your Emerald Bank shares will be voted as you instruct on the proxy card. If you return a properly executed proxy card without voting instructions, however, your proxy card will be voted “FOR” adoption of the merger agreement and approval of the merger, FOR election of the nominees identified herein, FOR ratification of the board’s selection of Crowe Chizek and Company, LLC to serve as Emerald Bank’s independent auditor, and, if the adjournment proposal is presented at the meeting, “FOR” approval of adjournment to solicit additional proxies.
     If you have returned a properly executed proxy card, you may revoke it at any time before a vote is taken at the annual meeting by -

-	filing a written notice of revocation with the Secretary of Emerald Bank at 6215 Perimeter Drive, Dublin, Ohio 43107,

-	executing and returning another proxy card with a later date, or

-	attending the meeting and giving notice of revocation in person. However, your attendance at the meeting will not constitute revocation of your proxy.
     If you are an Emerald Bank shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote your Emerald Bank shares in person at the annual meeting.
     We do not expect any matter other than adoption of the merger agreement and approval of the merger, election of directors, ratification of selection of the independent auditor, and if necessary approval of adjournment of the annual meeting, to be presented to shareholders for their consideration and vote at the Emerald Bank meeting. If any other matters are properly presented at the meeting, however, Emerald Bank shares represented by properly executed proxy cards will – to the extent permitted under applicable law – be voted in the discretion of the persons named in the proxy card in accordance with their best judgment.
     Middlefield has agreed to bear the costs of printing and mailing this prospectus/proxy statement, but Emerald Bank will bear all other costs of solicitation. Proxies may be solicited by mail and may also be solicited for no additional compensation by directors, officers, and employees of Emerald Bank. Emerald Bank will also pay the standard charges and expenses of brokerage houses, voting trustees, banks, associations, and other custodians, nominees, and fiduciaries who are record holders of Emerald Bank shares not beneficially owned by them for forwarding the proxy materials to and obtaining proxies from the beneficial owners of Emerald Bank shares entitled to vote at the annual meeting.
Dissenters’ Rights
     There are a number of steps you must take if you wish to exercise dissenters’ rights. For a complete description of the procedures for exercising dissenters’ rights, you should read the provisions of 1701.85 of the Ohio General Corporation Law, a copy of which is included as Appendix C to this prospectus/proxy statement. If you fail to abide by any one of the required procedures, you will forfeit your dissenters’ rights. If you are considering dissenting, you should consult your own legal advisor. To exercise dissenters’ rights -
1)	you must be a holder of record of Emerald Bank shares on the February 12, 2007 record date for the meeting

2)	you must not vote in favor of adoption of the merger agreement and approval of the merger. If you vote by proxy but you wish to exercise dissenters’ rights, you should mark the box “Against” or the box “Abstain” on the form of proxy

3)	no later than ten days after the meeting of Emerald Bank shareholders you must deliver to Emerald Bank a written demand for payment of the fair cash value of the Emerald Bank shares for which you seek relief as a dissenter. Your written demand should be sent to Emerald Bank, 6215 Perimeter Drive, Dublin, Ohio 43017, Attention: Mr. Glenn E. Aidt. Voting against adoption of the merger agreement and approval of the merger will not satisfy this requirement for a written demand

4)	your written demand for payment must state (x) your name and address, (y) the number of shares of Emerald Bank common stock you hold, and (z) the amount you consider to be the fair cash value of your shares
     If you and Emerald Bank do not reach an agreement about the fair cash value of your Emerald Bank shares, you must file a complaint in the Court of Common Pleas of Franklin County, Ohio for a determination of the fair cash value of the shares within three months after you make your written demand for payment. The procedures specified in section 1701.85 of the Ohio General Corporation Law will be used to determine the fair cash value of your Emerald Bank shares. That section states that the term fair cash value means the amount that a willing seller under no compulsion to sell would be willing to accept and that a willing buyer under no compulsion to purchase would be willing to pay, or if less the amount demanded by the dissenting shareholder. Fair cash value is determined as of the day before the annual meeting, excluding any appreciation or depreciation in market value of your Emerald Bank common shares resulting from the merger. The fair cash value of your Emerald Bank shares may be greater than, the same as, or less than the estimated $10.00 per share consideration payable in the merger. The costs of the court proceeding, including reasonable compensation to appraisers, will be assessed as the court considers equitable in accordance with section 1701.85 of the Ohio General Corporation Law.
     If Emerald Bank sends you a request for the certificate or certificates representing your dissenting shares, you must deliver the certificate or certificates within 15 days after Emerald Bank sends the request to you. Emerald Bank may endorse the certificate or certificates with a legend stating that the shareholder has demanded the fair cash value of the shares represented by the certificate or certificates, promptly returning the endorsed certificate or certificates to you. If you fail to deliver the certificate or certificates within 15 days after Emerald Bank sends you the request, your rights as a dissenting shareholder will terminate if Emerald Bank notifies you within 20 days after the 15-day period that Emerald Bank elects to terminate your rights as a dissenting shareholder.
     Your right to receive the fair cash value of your dissenting shares will terminate in any of the following cases -
1)	if the merger does not occur

2)	if your shares are voted in favor of adoption of the merger agreement and approval of the merger at the annual meeting of Emerald Bank shareholders

3)	if you fail to deliver to Emerald Bank a written demand for payment of the fair cash value of your share within ten days after the meeting of Emerald Bank shareholders

4)	if you and Emerald Bank do not reach agreement about the fair cash value of your dissenting shares, and you fail to file a complaint with the Franklin County, Ohio Court of Common Pleas for a determination of the fair cash value of your dissenting shares
     Because a proxy that does not contain voting instructions will be voted for adoption of the merger agreement and approval of the merger, if you wish to exercise dissenters’ rights you must either (x) not sign and return the proxy or (y) if you sign and return the proxy, vote against or abstain from voting on the proposal to adopt the merger agreement and approve the merger.
The Proposed Merger (Proposal One)
The merger
     After entering into the merger agreement, Middlefield organized a new subsidiary under Ohio commercial bank law. The new subsidiary’s purpose is to complete the merger with Emerald Bank. So that the surviving entity will be a commercial bank rather than a savings bank, the transaction is structured as the merger of Emerald Bank into Middlefield’s new subsidiary, which until the merger occurs will be known as EB Interim Bank. EB Interim Bank will be the surviving entity in the merger. Until the merger occurs the new interim subsidiary will conduct no business whatsoever and its activities will be confined to those necessary for completion of the merger. As the surviving entity in the merger, EB Interim Bank’s name will be changed to Emerald Bank when the merger occurs and it will thereafter operate as a separate subsidiary of Middlefield. Middlefield currently has no intention to merge the surviving entity into Middlefield’s existing subsidiary bank, The Middlefield Banking Company.
Background and reasons for the merger
     Background of the Merger; Emerald’s Reasons for the Merger; and Recommendation of the Emerald Board. In October 2003, Emerald Bank incorporated under Ohio law as a newly-formed state-chartered savings bank. Initially capitalized with $7.3 million in proceeds from a private placement of Emerald Bank common shares at $10.00 per share, Emerald Bank assembled a management team that worked diligently to accomplish the bank’s goals. A combination of an increase in competition in the Dublin market, a challenging interest rate environment and the increased cost of regulation made the accomplishment of Emerald Bank’s goals increasingly difficult. As a result, the board of directors and management became progressively concerned over their struggles in reaching their goals and objectives.
     In April 2006, the outside members of the Emerald Bank board of directors informally met with representatives of Ryan Beck and Co., Inc. (“Ryan Beck”), an investment banking firm, to discuss strategic alternatives for Emerald Bank, including a possible merger with another financial institution or a capital infusion. Although the directors decided at the time not to pursue a formal process to investigate potential merger partners or other options, they authorized Ryan Beck to canvas selected potential candidates on an informal basis with the idea that Emerald Bank would consider a possible merger with another financial institution or a capital infusion if the terms of the transaction would provide the Emerald Bank shareholders with a fair value for their shares.
     As the Emerald Bank management team continued working to meet the objectives and goals of the Emerald Bank business plan, Ryan Beck conducted informal conversations with multiple financial institutions to gauge the interest of possible acquirors. Institutions expressing a possible interest were required to sign a confidentiality agreement, upon the receipt of which Ryan Beck forwarded certain financial information on Emerald Bank.
     In early September 2006, Ryan Beck and the Emerald Bank board of directors received non-binding indications of interest from two financial institutions and one investor group. Middlefield proposed a transaction at $9.00 to $10.00 value per share, depending upon the results of a due diligence review of Emerald Bank. The other financial institution proposed a merger of equals on the basis of an exchange of Emerald Bank’s shares for the institution’s shares at an amount equal to Emerald Bank’s book value, then approximately $7.44. The investor group proposed a transaction in which the investor group would obtain control of Emerald Bank through the purchase of 300,000 newly issued Emerald Bank shares at $10.00 per share.

     On September 21, 2006, the Emerald Bank board met with Ryan Beck to discuss each of these indications of interests, and then on September 22, 2006 management of Emerald Bank made a presentation to the board of directors at a separate meeting regarding the possibility of remaining independent. While independence was a viable option, the board of directors initially decided not to focus on the indication of the other financial institution because the $7.44 per share value of the indication was substantially less than the value of the $9.00 to $10.00 per share value of the Middlefield indication. In addition, the board of directors rejected the investor group’s change of control indication on the basis of the execution risks inherent with a change of control involving a new investor group, and the lack of liquidity and lack of a dividend that would result from that transaction.
     The directors reviewed certain financial and other information about Middlefield, discussed the business and operating prospects for Middlefield over the next several years and compared such information to the operating prospects for Emerald Bank on a stand-alone basis. The directors agreed to invite Middlefield to conduct a due diligence review of the books and records of Emerald Bank but made it clear that Emerald Bank’s board would only be interested in an offer at $10.00 per share or higher. On September 26 and 27, 2006, Middlefield performed due diligence. On October 12, 2006, Middlefield submitted a final proposal to acquire Emerald Bank for $10.00 per share, the high end of its range, in accordance with the terms and subject to the conditions eventually set forth in the Agreement.
     The Emerald Bank board of directors met on October 13, 2006, to discuss the final proposal of Middlefield. Representatives of Ryan Beck discussed an overview of the transaction and the per share consideration, as well as analyses of Middlefield’s historical financial results, ability to finance the transaction, stock performance and peer group comparisons. Based on the Ryan Beck analyses and the directors’ continued assessment of opportunities to increase shareholder value, the board of directors of Emerald Bank concluded that the Middlefield proposal deserved further consideration and requested that Ryan Beck continue to negotiate additional terms with Middlefield Banc Corp.
     On October 16, 2006, representatives of Ryan Beck met with the Emerald Bank board of directors to discuss the results of their negotiations. After lengthy discussion of whether to proceed with negotiations with Middlefield, the directors concluded that Emerald Bank would proceed with the negotiation of a merger agreement with Middlefield because Middlefield’s proposal would immediately increase shareholder value to their initial investment and fill the start-up deficit. The directors also noted that Middlefield’s financial performance was far superior to Emerald Bank’s, and that the proposed transaction with Middlefield would result in far greater liquidity for Emerald Bank shares as well as the potential for dividend income.
     Subsequently, the directors each received a draft of the merger agreement and related documents. At a meeting on November 6, 2006, the directors reviewed in detail the terms and conditions of the draft with Emerald Bank’s counsel. Among the terms and conditions discussed were the stock/cash split in the Middlefield consideration, the structure of the merger, the representations, warranties and covenants of each of Middlefield and Emerald Bank and related matters.
     The directors further considered Middlefield’s requirement that shareholders’ equity be at least $5.3 million at closing and the dollar for dollar reduction in the aggregate consideration in the event the shareholders’ equity fell below $5.3 million. Representatives of Ryan Beck then discussed the potential financial effect on the value shareholders would receive as consideration if the shareholders’ equity was below $5.3 million and if the closing date occurred in the second half of 2007. After lengthy discussion of whether to proceed with the proposed transaction, the directors concluded that Emerald Bank would proceed with the negotiation of the merger agreement with Middlefield since the likely effect of any shortfall in shareholders’ equity on the consideration received per share by the shareholders would be very small.
     Between November 6 and November 14, 2006, Emerald Bank and Middlefield worked through final issues and completed the final draft of the merger agreement. At the same time, Ryan Beck and Emerald Bank management finished their due diligence review of Middlefield. On November 14, 2006, the Emerald Bank board of directors convened to consider the merger agreement, the due diligence and related matters. Counsel to the Emerald Bank board of directors summarized the terms of the merger agreement and the negotiation thereof since the last meeting of the board of directors, highlighting any provisions that had changed since the directors last reviewed the merger agreement.
     On November 15, 2006, the Emerald Bank board of directors met to consider the merger. Ryan Beck presented its opinion that the merger was fair to Emerald Bank shareholders as of such date from a financial point of view. The directors then concluded that the terms and conditions of the merger agreement were fair to, and in the best interests of, Emerald Bank shareholders and authorized the execution of the merger agreement by Emerald Bank.
     Middlefield’s reasons for the merger. Middlefield believes the merger will benefit Middlefield’s shareholders because it will enable Middlefield to establish a presence in Emerald Bank’s market and strengthen Middlefield’s competitive position. Emerald Bank’s market immediately northwest of Columbus, Ohio is one of the most prosperous in the state and is experiencing very rapid growth. Middlefield believes the acquisition of an existing banking franchise is preferable to more gradual expansion into that market by other methods, such as by establishment of branches or formation of a local bank subsidiary. Building upon

Emerald Bank’s community banking focus, Middlefield believes that it can improve upon Emerald Bank’s existing franchise because the surviving bank in the merger will be a commercial bank rather than a savings bank, without the restrictions imposed under Ohio savings bank law on loans not secured by real estate and with the resources and commitment to pursue commercial, commercial real estate, residential, consumer, and other lending opportunities more aggressively within Emerald Bank’s market.
Opinion of Emerald Bank’s financial advisor
     Ryan Beck acted as financial advisor to Emerald Bank in connection with its potential acquisition by Middlefield Banc Corp., pursuant to the merger agreement. Ryan Beck, as a customary part of its business, is continually engaged in the valuation of financial institutions in connection with mergers, acquisitions and other securities-related transactions. Emerald Bank selected Ryan Beck as its financial advisor based on Ryan Beck’s qualifications, expertise and reputation as a nationally recognized specialist in the financial services industry with extensive experience in advising banks and thrifts.
     On November 15, 2006, the Emerald Bank board held a meeting to evaluate the proposed merger with Middlefield. In its capacity as Emerald Bank’s financial advisor, Ryan Beck participated in the negotiations with respect to the pricing and other terms and conditions of the merger, but the decision as to whether to accept the Middlefield proposal and the pricing of the merger was made by the board of directors of Emerald Bank. At the November 15 meeting, Ryan Beck rendered an oral opinion to Emerald Bank’s board (the written opinion was delivered separately and dated as of November 15, 2006) and reconfirmed the opinion in writing as of the date of this prospectus/proxy statement, (a copy of which is attached as Appendix B), that based on and subject to the assumptions, factors, and limitations as set forth in the attached opinion and as described below, the consideration offered to Emerald Bank shareholders was fair as of the respective dates from a financial point of view. No limitations were imposed by the Emerald Bank board of directors upon Ryan Beck with respect to the investigations made or procedures followed by it in arriving at its opinion.
     The full text of Ryan Beck’s opinion, which sets forth assumptions made and matters considered, is attached as Appendix B to this prospectus/proxy statement. Shareholders of Emerald Bank are urged to read the attached Ryan Beck opinion in its entirety. The Ryan Beck opinion is directed only to the financial fairness of the consideration offered to Emerald Bank shareholders and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the annual meeting. Ryan Beck has not considered, nor is it expressing any opinion herein with respect to, the price at which Middlefield’s common stock will trade following consummation of the merger. The summary of the Ryan Beck opinion set forth in this prospectus/proxy statement is qualified in its entirety by reference to the full text of the Ryan Beck opinion. In rendering its opinion, Ryan Beck does not admit that it is an expert within the meaning of the term “expert” as used within the Securities Act of 1933 and the rules and regulations promulgated thereunder, or that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act of 1933 and the rules and regulations promulgated thereunder.
     Material and Information Considered with Respect to the Proposed Merger. In connection with its opinion, Ryan Beck reviewed the following information:
•	The merger agreement and related documents;

•	Middlefield’s annual reports on Form 10-K, including audited financial statements, for the years ended December 31, 2005, 2004 and 2003;

•	Middlefield’s quarterly reports on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006;

•	Emerald Bank’s annual reports, including audited financial statements, for the years ended December 31, 2005 and 2004;

•	Emerald Bank’s quarterly call reports for the periods ended September 30, 2006, June 30, 2006 and March 31, 2006;

•	Certain other public and non-public information, primarily financial in nature, related to the respective businesses, earnings, assets and prospects of Emerald Bank and Middlefield provided to Ryan Beck by management of the respective companies or obtained by Ryan Beck from other sources;

•	The publicly available financial data of commercial banking organizations which Ryan Beck deemed generally comparable to Emerald Bank and Middlefield;

•	The historical stock prices and trading volumes of Middlefield’s common stock; and

•	The terms of acquisitions of banking organizations which Ryan Beck deemed generally comparable in whole or in part to Emerald Bank.
     Additionally, Ryan Beck:
•	Conducted or reviewed such other studies, analyses, inquiries and examinations as it deemed appropriate;

•	Analyzed the impact of the merger on Middlefield;

•	Considered the future prospects of Emerald Bank in the event it remained independent; and

•	Participated in meetings and telephone conferences with certain members of Emerald Bank’s and Middlefield’s senior management to discuss Emerald Bank’s and Middlefield’s past and current business operations, regulatory standing, financial condition, strategic plan and future prospects, including any potential operating efficiencies and synergies that may arise from the Merger.
     In connection with its review, Ryan Beck relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding Emerald Bank and Middlefield that was publicly available or provided to Ryan Beck by Emerald Bank and Middlefield. Ryan Beck is not an expert in the evaluation of loan portfolios or the allowance for loan losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the consolidated balance sheets of Emerald Bank and Middlefield as of September 30, 2006, and Ryan Beck has assumed such allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of such financial statements. Ryan Beck discussed certain operating forecasts and financial projections (and the assumptions and bases therefore) with the management of Emerald Bank and Middlefield. Ryan Beck assumed that such forecasts and projections reflected the best currently available estimates and judgments of management. Ryan Beck was not retained to nor did it make any independent evaluation or appraisal of the assets or liabilities of Emerald Bank or Middlefield nor did Ryan Beck review any loan files of Emerald Bank or Middlefield. Ryan Beck also assumed that the merger in all respects is, and will be, undertaken and consummated in compliance with all laws and regulations that are applicable to Emerald Bank and Middlefield.
     The preparation of a fairness opinion for a transaction such as the merger involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, Ryan Beck’s opinion is not readily conducive to summary description. In arriving at its opinion, Ryan Beck performed a variety of financial analyses. Ryan Beck believes that its analyses must be considered as a whole and that the consideration of portions of such analyses and the factors considered therein, or any one method of analysis, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Ryan Beck’s opinion. No one method of analysis was assigned a greater significance than any other.
     The forecasts and projections utilized in the analysis were based on information provided by Emerald Bank and Middlefield management. Emerald Bank and Middlefield do not publicly disclose internal management projections of the type discussed with Ryan Beck in connection with the review of the merger. Such projections were not prepared with a view towards public disclosure. The public disclosure of such projections could be misleading since the projections were based on numerous variables and assumptions which are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.
     In its analyses, Ryan Beck made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Emerald Bank or Middlefield. Any estimates contained in Ryan Beck’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their securities may actually be sold.
     Ryan Beck’s opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date of the opinion. Events occurring after such date could materially affect the assumptions and conclusions contained in Ryan Beck’s opinion. Ryan Beck has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its reconfirmed opinion. Ryan Beck did not and does not express any opinion as to the price or range of prices at which Middlefield’s common stock might trade subsequent to the merger.
     The following is a brief summary of the analyses and procedures performed by Ryan Beck in the course of arriving at its opinion. The summary does not purport to be a complete description, but is a brief summary of the material analyses and procedures performed by Ryan Beck in the course of arriving at its opinion.
     Analysis of Selected Publicly Traded Companies. Ryan Beck compared Emerald Bank’s financial data as of September 30, 2006, to a peer group of nine banking organizations in the Midwest with assets less than $200 million that had sustained losses for the last twelve months and for which public trading and pricing information was available. Ryan Beck deemed this group to be generally comparable to Emerald Bank.
     The results of the comparisons are reflected in the following table. The financial data and ratios shown in the table are as of or for the twelve months ended September 30, 2006 for Emerald Bank and as of the most recent twelve month period available for the peer group companies. The market valuation multiples are based on market prices as of November 10, 2006.

Capitalization	Emerald Bank	(1)	Peer Average	(1)	Peer Median	(1)
Total Assets (000s)	$37,935		$89,115		$74,490
Total Deposits (000s)	28,752		64,357		56,174
Total Shareholders’ Equity (000s)	5,452		7,274		7,138
Total Equity / Assets	14.37	%	6.02	%	9.03	%
Tangible Equity / Tangible Assets	14.37		6.01		9.03
Tier 1 Capital / Risk-Adjusted Assets	23.08		11.75		11.01
Total Capital / Risk-Adjusted Assets	24.08		13.36		11.98
Total Borrowings / Total Assets	8.57		15.87		16.28

Asset Quality

Non-Performing Loans / Loans	1.28		2.45		0.32
Loan Loss Reserves / NPAs	68.56		195.58		179.82
Loan Loss Reserves / Loans	0.88		1.15		1.17
Non-Performing Assets / Assets	0.93		2.58		0.27
Non-Performing Assets + 90 Days Past Due / Assets	0.93		2.61		0.31
Non-Performing Assets / Equity	4.72		6.28		1.87

Loan & Deposit Composition

Total Loans / Toal Assets	72.87		76.54		79.88
Total Loans / Deposits	96.14		103.98		103.59
1-4 Family Loans / Total Loans	59.13		48.18		46.79
5+ Family Loans / Total Loans	7.04		2.60		1.11
Construction & Development Loans / Total Loans	10.37		8.54		4.58
Other Real Estate Loans / Total Loans	18.42		17.25		17.63
Real Estate Loans / Total Loans	94.96		76.57		77.39
Consumer Loans / Total Loans	2.19		10.88		5.44
Commercial Loans / Total Loans	2.02		11.94		11.21
Non-Interest Bearing Deposits / Total Deposits	1.14		9.79		7.49
Transaction Accounts / Total Deposits	52.82		42.83		42.83
Total CD’s / Total Deposits	47.18		57.17		57.17
Time Deposits > $100,000 / Total Deposits	19.30		20.44		20.44

Performance

Return on Average Assets	(2.37)		(1.06)		(0.56)
Return on Average Equity	(10.55)		(23.28)		(4.62)
Net Interest Margin	2.69		2.86		2.74
Yield / Cost Spread	1.72		2.47		2.17
Yield on Interest Earning Assets	6.04		6.38		6.47
Cost of Interest Bearing Liabilities	4.32		3.73		3.53
Non Interest Income / Average Assets	0.12		0.70		0.79
Non Interest Expense / average Assets	4.65		4.21		3.74
Salary Expense / Total Revenue	82.99		61.83		49.62
Occupancy & Equipment Expense / Average Assets	0.86		0.64		0.55
Efficiency Ratio	172.09		118.58		118.51

Growth Rates

Asset Growth	109.24		9.19		5.50
Loan Growth Rate	83.17		22.22		15.80
Deposit Growth Rate	164.82		16.48		10.21
EPS Growth Rate	NM		NM		NM

Market Statistics

Stock Price at November 10, 2006	NM
Price / LTM EPS	NA	x	NM	x	NM	x
Price / Book Value	NA	%	115.30	%	93.86	%
Price / Tangible Book Value	NA		115.31		93.86
Market Capitalization ($M)	NA		$10.52		$6.59
Dividend Yield	NA	%	0.44	%	0.00	%

(1)	As of or for the most recent twelve-month period available for the peer group. Emerald Bank data as of September 30, 2006.

     Ryan Beck noted that 94.96% of Emerald Bank’s loan portfolio is real estate oriented, significantly higher than the peer group median of 77.39%. Approximately 59.13% of Emerald Bank’s loans are 1-4 family loans, higher than the peer group median of 46.79%. Emerald Bank’s portfolio of construction & development loans at 10.37% was higher than the peer median of 4.58%. Emerald Bank’s commercial loans at 2.02% of total loans were significantly lower than the peer group median of 11.21%. Emerald Bank’s transaction account deposits equaled 52.82% of total deposits, higher than the peer group median of 42.83% but Emerald Bank’s non-interest bearing demand deposits were only 1.14% of total deposits, significantly lower than the peer group median of 7.49%. Emerald Bank’s jumbo deposits, or time deposits with balances greater than $100,000, represented 19.30% of total deposits, slightly lower than the peer median of 20.44%.
     Emerald Bank’s return on average assets of -2.37% was significantly less than the peer group median of -0.56% and Emerald Bank’s return on average equity of -10.55% was also less than the peer group median of -4.62%. Contributing to Emerald Bank’s performance was its net interest margin of 2.69%, which was lower than the peer group median of 2.74%. Emerald Bank’s efficiency ratio of 172.09% was significantly higher than the peer group median of 118.51%. Ryan Beck also noted that Emerald Bank’s non-interest income as a percentage of average assets at 0.12% was significantly lower than the peer group median of 0.79%.
     Additionally, Ryan Beck noted that Emerald Bank had non-performing loans as a percentage of total loans of 1.28%, which was significantly higher than the peer median of 0.32%. At 0.88%, Emerald Bank maintained a level of loan loss reserves as a percentage of total loans below the peer median of 1.17%. Emerald Bank’s capital ratios were significantly higher than the peer group medians as evidenced by its tangible equity to tangible assets ratio of 14.37% compared to 9.03% for the peer group.
     There was no recent trading activity in Emerald Bank’s stock. The peer group median was at 93.86% of book value and tangible book value. Price-to-earnings ratios were not meaningful for either Emerald Bank or for the peer group median. Emerald Bank does not pay a dividend, and the peer group median dividend yield was also zero.
     Ryan Beck also compared Middlefield’s financial data as of September 30, 2006, to a peer group of 16 banking organizations with assets between $150 million and $450 million, and with latest twelve months return on average assets greater than 1.00% and less than 1.50% located nationwide for which public trading and pricing information was available. Ryan Beck deemed this group to be generally comparable to Middlefield.
     The results of the comparisons are reflected in the following table. The financial data and ratios shown in the table are as of or for the twelve months ended September 30, 2006 for Middlefield and as of the most recent twelve month period available for the peer group companies. The market valuation multiples are based on market prices as of October 30, 2006.

	Middlefield
Capitalization	Banc Corp.	(1)	Peer Average	(1)	Peer Median	(1)
Total Assets (000s)	$325,675		$375,989		$395,306
Total Deposits (000s)	264,706		302,656		307,069
Total Shareholders’ Equity (000s)	29,567		35,201		33,676
Total Equity / Assets	9.08	%	9.44	%	9.21	%
Tangible Equity / Tangible Assets	9.08		8.87		8.70
Tier 1 Capital / Risk-Adjusted Assets	12.84		13.72		15.23
Total Capital / Risk-Adjusted Assets	14.09		15.07		16.36
Total Borrowings / Total Assets	9.21		8.64		9.04

Asset Quality

Non-Performing Loans / Loans	0.69		0.39		0.27
Loan Loss Reserves / NPAs	179.99		358.42		271.29
Loan Loss Reserves / Loans	1.25		1.31		1.24
Non-Performing Assets / Assets	0.52		0.35		0.21
Non-Performing Assets + 90 Days Past Due / Assets	0.54		0.36		0.27

Loan & Deposit Composition

Total Loans / Toal Assets	75.18		71.06		74.79
Total Loans / Deposits	92.50		88.20		92.15
1-4 Family Loans / Total Loans	65.17		28.44		25.67
5+ Family Loans / Total Loans	0.00		1.56		1.30
Construction & Development Loans / Total Loans	1.48		20.62		19.16
Other Real Estate Loans / Total Loans	3.68		29.87		29.43
Real Estate Loans / Total Loans	70.33		80.48		81.53
Consumer Loans / Total Loans	2.27		3.41		3.33
Commercial Loans / Total Loans	27.11		14.75		13.96
Non-Interest Bearing Deposits / Total Deposits	15.68		16.20		15.53
Transaction Accounts / Total Deposits	47.73		54.75		56.23

	Middlefield
Capitalization	Banc Corp.	(1)	Peer Average	(1)	Peer Median	(1)
Total CD’s / Total Deposits	52.27		45.25		43.77
Time Deposits > $100,000 / Total Deposits	11.61		17.86		14.24

Performance

Return on Average Assets	1.22		1.18		1.12
Return on Average Equity	13.71		12.78		11.83
Net Interest Margin	3.75		4.31		4.25
Non Interest Income / Average Assets	0.75		0.99		0.86
Non Interest Expense / average Assets	2.44		3.10		3.06
Efficiency Ratio	57.62		60.84		63.08

Growth Rates

Asset Growth	6.67		14.92		9.81
Loan Growth Rate	8.41		17.25		14.73
Deposit Growth Rate	6.66		14.36		9.59
Revenue Growth Rate	5.44		18.85		15.58
EPS Growth Rate	10.24		22.58		17.84

Market Statistics

Stock Price at November 10, 2006	$42.50
Price / LTM EPS	15.18	x	16.48	x	15.51	x
Price / 2006E EPS	NA		17.48		15.84
Price / 2007E EPS	NA		16.07		15.08
Price / Book Value	194.51	%	193.66	%	183.09	%
Price / Tangible Book Value	194.51		205.13		189.03
Market Capitalization ($M)	$57.52		$66.84		$66.50
Dividend Yield	2.26	%	1.61	%	1.86	%

(1)	As of or for the most recent twelve-month period available for the peer group. Middlefield data as of September 30, 2006.
     Ryan Beck noted that 70.33% of Middlefield’s loan portfolio is real estate oriented, lower than the peer group median of 81.53%. Approximately 3.68% of Middlefield’s loans are commercial real estate loans, significantly lower than the peer group median of 29.43%. Middlefield’s portfolio of construction & development loans at 1.48% was significantly lower than the peer median of 19.16%. At 27.11% of total loans, Middlefield’s commercial loans were significantly higher than the peer median of 13.96%. Middlefield’s transaction account deposits equaled 47.73% of total deposits, lower than the peer group median of 56.23% while Middlefield’s non-interest bearing demand deposits were 15.68% of total deposits, versus the peer group median of 15.53%. Middlefield’s jumbo deposits, or time deposits with balances greater than $100,000, represented 11.61% of total deposits, less than the peer median of 14.24%.
     Middlefield’s return on average assets of 1.22% was greater than the peer group median of 1.12% and Middlefield’s return on average equity of 13.71% was higher than the peer group median of 11.83%. Middlefield’s net interest margin of 3.75% was lower than the peer group median of 4.25%, but Middlefield’s efficiency ratio of 57.62% was lower than the peer group median of 63.08%. Ryan Beck also noted that Middlefield’s non-interest income as a percentage of average assets at 0.75% was lower than the peer group median of 0.86%.
     Additionally, Ryan Beck noted that Middlefield had non-performing loans as a percentage of total loans of 0.69%, which was higher than the peer median of 0.27%. At 1.25%, Middlefield maintained a level of loan loss reserves as a percentage of total loans similar to the peer median of 1.24%. Middlefield’s capital ratios were similar to the peer group medians as evidenced by its tangible equity to tangible assets ratio of 9.08%, compared to a median of 8.70% for the peer group. Middlefield’s asset, loan and deposit growth rates over the past twelve months of 6.67%, 8.41 and 6.66%, respectively, were lower than the peer median growth rates of 9.81%, 14.73% and 9.59%, respectively. Over the same period, Middlefield’s revenue and earnings per share growth rates of 5.44% and 10.24%, respectively, were lower than the peer medians of 15.58% and 17.84, respectively.
     Based on its November 10, 2006 stock price, Middlefield’s stock traded at 15.18 times last twelve months earnings per share, slightly below the peer group median of 15.51 times. Middlefield’s price-to-book and price-to-tangible book value ratio of 194.51% was slightly higher than the respective peer group medians of 183.09% and 189.03%. Middlefield’s dividend yield of 2.26% was higher than the peer group median of 1.86%.
     Analysis of Selected Transactions. Ryan Beck compared the financial terms of the Merger with those of a group of 11 bank acquisitions announced since January 1, 2004, for which pricing data pertaining to the transactions was publicly available. The criteria for this group were: seller is a commercial bank or thrift; seller has assets less than $200 million; seller had ROAA less than 0.00%; and seller was located in Ohio and contiguous states.
     The following table compares selected ratios of Emerald Bank with the average and median ratios of the sellers in the above peer group of announced transactions.

		Peer Group	Peer Group
	Emerald Bank	Average	Median

Total Assets (000s)	$37,935	$98,390	$91,044
Tangible Equity / Tangible Assets	14.37%	9.00%	8.99%
YTD Return on Average Assets	-2.08%	-1.00%	-1.09%
YTD Return on Average Equity	-10.14%	-13.26%	-11.62%
Non-Performing Assets / Assets	0.93%	2.49%	2.12%
Efficiency Ratio	166.05%	111.64%	99.14%
     Ryan Beck noted that Emerald Bank’s tangible equity as a percentage of tangible assets of 14.37% was significantly higher than the peer group median of 8.99%. Ryan Beck also noted that Emerald Bank’s return on average assets of -2.08% was significantly lower than the peer group median -1.09%, but Emerald Bank’s return on average equity of -10.14% was not significantly different than the peer median of -11.62%. Emerald Bank’s non-performing assets as a percentage of assets of 0.93% compared favorably to the peer median ratio of 2.12%.
     The median pricing ratios for the comparable transactions are illustrated in the following table:

	Price / Book	Price / Tangible	Price / LTM	Core Deposit
	Value	Book Value	Earnings	Premium

Peer Group Median	134.36%	134.36%	NM	4.09%
     The imputed value of Emerald Bank based upon the median ratios of the comparable transactions can be seen in the table below:

	Price / Book	Price / Tangible	Price / LTM	Core Deposit
	Value	Book Value	Earnings	Premium	Average	Median

Imputed Value	$10.00	$10.00	NM	$8.72	$9.57	$9.36
     The median pricing ratios for the comparable transactions adjusted for the change in the Nasdaq Bank Index between the date of announcement of the transaction and the date of the analysis are illustrated in the following table:

	Price / Book	Price / Tangible	Price / LTM	Core Deposit
	Value	Book Value	Earnings	Premium

Peer Group Median	145.91%	145.91%	NM	4.24%
     The imputed value of Emerald Bank based upon the adjusted median ratios of the comparable transactions can be seen in the table below:

	Price / Book	Price / Tangible	Price / LTM	Core Deposit
	Value	Book Value	Earnings	Premium	Average	Median

Imputed Value	$10.86	$10.86	NM	$8.77	$10.16	$9.81
     Assuming a transaction value of $10.00 per share based on the terms of the merger, Ryan Beck calculated the transaction value as a multiple of Emerald Bank’s September 30, 2006 stated book value per share ($7.44), tangible book value per share ($7.44), and tangible book premium over core deposits as follows:

Price to stated book value	134.39%
Price to tangible book value	134.39%
Multiple of last-twelve-months earnings per share	NM
Tangible book premium over core deposits	8.08%
     Ryan Beck noted that the value of the consideration being offered to Emerald Bank’s shareholders of $10.00 per share was higher than the median imputed value of the comparable transactions prior to the market adjustment of $9.36 and higher than the median imputed value of the comparable transactions after the market adjustment of $9.81.
     No company used as a comparison in the above analyses is identical to Emerald Bank, Middlefield or the combined resulting company, and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved, market areas in which the companies operate and other factors that could affect the trading values of the securities of the company or companies to which they are being compared.

     Discounted Dividend Analysis. Using a discounted dividend analysis, Ryan Beck estimated the present value of the future dividend stream that Emerald Bank could produce in perpetuity. As a basis for performing this analysis, Ryan Beck utilized 2007 to 2011 earnings per share estimates for Emerald Bank which were based on information provided by Emerald Bank management. These projections are based upon various factors and assumptions, many of which are beyond the control of Emerald Bank. These projections are, by their nature, forward-looking and may differ materially from the actual future values or actual future results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by such projections. In producing a range of per share Emerald Bank values, Ryan Beck utilized the following assumptions: discount rates ranging from 13% to 15%, terminal price/earnings multiples ranging from 13x to 15x (which, when applied to terminal year estimated earnings, produces a value which approximates the net present value of the dividends in perpetuity, given certain assumptions regarding growth rates and discount rates) and earnings that include estimated savings in Emerald Bank’s non-interest expense equal to Emerald Bank management’s estimates of 40.0% in the first year following the merger with 40.0% thereafter. The discounted dividend analysis produced the range of net present values per share of Emerald Bank common stock illustrated in the chart below:

		Discount Rates
		13%	14%	15%

Terminal Year	13x	$9.86	$9.56	$9.27
Multiple of	14x	$10.28	$9.97	$9.67
Earnings	15x	$10.69	$10.37	$10.06

     Ryan Beck noted that the transaction value of $10.00 per share was near the midpoint of the estimated values derived from the discounted dividend analysis.
     These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of Emerald Bank common stock. The discounted dividend analysis is a widely used valuation methodology, but Ryan Beck noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.
     Financial Impact Analysis: In order to measure the impact of the merger on the combined company’s operating results and financial position after the merger, Ryan Beck analyzed the pro forma effects of the merger for 2007. In performing this analysis, Ryan Beck utilized a pro forma summary balance sheet and income statement for Middlefield. For its analysis, Ryan Beck used Middlefield management’s estimates of earnings for 2006 and 2007, and used an 8.00% projected growth rate to estimate 2008 through 2011 earnings for Middlefield. Ryan Beck used Emerald Bank management’s estimates of Emerald Bank’s earnings for 2006, 2007 and 2008, and used a projected growth rate of 10% to estimate 2009 to 2011 earnings for Emerald Bank. In its analysis, Ryan Beck utilized after-tax cost savings assumptions of approximately 40.0% of Emerald Bank’s non-interest expense base for 2007 and 40.0% for 2008 through 2011. No assumptions were made regarding revenue enhancements following the completion of the transaction and no assumptions were made regarding mark-to-market purchase accounting adjustments.
     This analysis indicated that the merger would be slightly dilutive to Middlefield’s earnings in 2007 by approximately 0.50% and would be accretive to Middlefield’s 2008 estimated earnings per share by approximately 3.67%, before the effect of any stock repurchases. Ryan Beck also estimated that the transaction would be 4.97% accretive to Middlefield’s stated book value per share and would be 2.29% dilutive to Middlefield’s tangible book value per share. The transaction analysis indicated that, at closing, Middlefield’s tangible equity to tangible assets would be 9.09%, lower than the 9.65% projected in our analysis before the merger.
     Contribution Analysis: As a means to gauge the impact of Emerald Bank’s and Middlefield’s potential financial impact on the combined organization, Ryan Beck prepared a contribution analysis which analyzed the relative contributions each entity would make toward total assets, loans, deposits, common equity, tangible common equity and earnings. Ryan Beck analyzed the contribution of the last-twelve-months net income as well as the 2007 projected net income for each company as estimated by their respective management teams. For this analysis, Ryan Beck assumed a 100% stock transaction and a price of $10.00 per share for Emerald Bank stock and estimated that Emerald Bank shareholders would own 11.12% of the combined company on a pro forma basis. This figure is below Emerald Bank’s contribution of total equity and tangible equity of 15.57% but above the relative contributions of Emerald Bank for total assets at 10.43%, total loans at 10.14% and total deposits at 9.81%. The estimated Emerald Bank’s stock ownership also exceeds Emerald Bank’s projected 2007 net income contribution of 2.64% without accounting for synergies and 9.32% after accounting for synergies.
     In connection with Ryan Beck’s updated opinion dated as of the date of this prospectus/proxy statement and contained in Appendix B, Ryan Beck reviewed this prospectus/proxy statement and confirmed the appropriateness of its reliance on the analyses used to render its November 15, 2006 written opinion by performing procedures to update certain of such analyses and by reviewing the assumptions and conclusions upon which the November 15, 2006 opinion was based.
     As of the date of this document, for its financial advisory services provided to Emerald Bank, Ryan Beck has been paid a fee of $50,000. Ryan Beck will be paid an additional fee at the time of closing of the merger such that the total fees paid to Ryan Beck will equal approximately $173,000. In addition, Emerald Bank has agreed to reimburse Ryan Beck for its reasonable out-of-pocket expenses, including the fees and disbursements of Ryan Beck’s legal counsel, which shall not exceed $10,000 without the prior consent of Emerald Bank. Emerald Bank has also agreed to indemnify Ryan Beck and certain related persons against certain liabilities, including liabilities under federal securities law, incurred in connection with its services.
     Prior to this transaction, Ryan Beck did not have an investment banking relationship with Emerald Bank. Ryan Beck has had no prior investment banking relationship with Middlefield. Ryan Beck has in the past solicited investment banking business from Middlefield and may solicit investment banking business from Middlefield in the future. Middlefield authorized Ryan Beck to solicit term sheets for a trust preferred securities offering, in part to fund this transaction, for which Ryan Beck received customary fees.
     Ryan Beck is not a market maker in the stock or other securities of Emerald Bank or Middlefield. In the ordinary course of its business as a broker dealer, however, Ryan Beck may actively trade securities of Emerald Bank or Middlefield for its own account and the account of its customers and, accordingly, may at any time hold long or short positions in such securities.
Regulatory approvals required
     Middlefield’s application to the Board of Governors of the Federal Reserve System seeks approval under the Bank Holding Company Act of 1956 of Middlefield’s acquisition of Emerald Bank. Middlefield, its subsidiary EB Interim Bank, and Emerald Bank have also submitted an application to the FDIC under the Federal Deposit Insurance Act and to the Ohio Division of Financial Institutions under Ohio banking law for approval of the merger of Emerald Bank into EB Interim Bank. None of these approvals had been obtained by the date of this prospectus/proxy statement. Nevertheless, Middlefield and Emerald Bank expect that all three required regulatory approvals will be obtained by the date of the Emerald Bank shareholders’ meeting or shortly thereafter. Assuming the necessary approvals are obtained, they will be subject to compliance by Middlefield, EB Interim Bank, and Emerald Bank with customary representations, commitments, and covenants. Additionally, the merger may not occur sooner than 15 days after the date of each approval, the minimum period required by statute to allow the United States Department of Justice to challenge the merger on antitrust grounds.
Interests of Emerald Bank directors and officers in the merger
     Some of the directors and officers of Emerald Bank have interests in the merger that are different from or in addition to their interests as shareholders of Emerald Bank.
     Retention Bonus. Provided they remain with Emerald Bank through the date the merger occurs, two officers of Emerald Bank and a member of the bank’s accounting staff will receive cash retention bonuses promptly after the merger occurs. The cash retention bonus payable to Mr. Glenn E. Aidt, President and Chief Executive Officer of Emerald Bank, is $70,000. Mr. Michael J. Hufford’s cash retention bonus is $65,000. Mr. Hufford is Emerald Bank’s Senior Vice President and Chief Loan Officer. Ms. Barbara Howard’s retention bonus is $10,000. Ms. Howard is a member of Emerald Bank’s accounting staff. Middlefield and Emerald Bank agreed that she should be entitled to a cash retention bonus because of the expanded responsibilities she assumed when Emerald Bank’s Chief Financial Officer – Mr. Bart Cera – resigned after the merger agreement was entered into.
     Accelerated vesting of outstanding stock options. Under Emerald Bank’s 2003 Stock Option Plan there are outstanding options to acquire 47,623 shares of Emerald Bank’s common stock, each exercisable at the price of $10.00 per share. Each of those options has a June 1, 2004 effective date and becomes exercisable in equal thirds on the first three anniversaries of the effective date. Accordingly, the final third becomes exercisable on June 1, 2007, which could be slightly after the merger occurs. Middlefield and Emerald Bank have agreed that Emerald Bank may amend the 2003 Stock Option Plan so that vesting of the final third of the stock options is accelerated to the date the merger occurs.
     Indemnification and Insurance. To the fullest extent that Emerald Bank is permitted to indemnify and advance expenses of its directors and officers under Ohio law and Emerald Bank’s articles of incorporation and constitution, Middlefield has agreed in section 6.10 of the merger agreement to indemnify and advance the legal expenses of the directors and officers of Emerald Bank for actions or omissions occurring on or before the date the merger occurs, including acts or omissions associated with approval of the merger agreement and completion of the merger. Additionally, for three years after the merger occurs Middlefield must maintain directors’ and officers’ liability insurance reimbursing the current and former officers and directors of Emerald Bank for claims against them arising from facts or events occurring before the merger is completed. However, Middlefield is not required to expend more than 150% of the amount expended by Emerald Bank to maintain or procure its current directors’ and officers’ liability policy.
Directors, officers, and employees of Emerald Bank after the merger
     The merger will have no effect on the composition of Middlefield’s board of directors, which will continue to consist of the individuals identified elsewhere in this prospectus/proxy statement. The executive officers of Middlefield will continue their service in those capacities as well. The board of directors of the surviving bank after the merger will consist of all six of the current directors of Emerald Bank along with two Middlefield designees. The Middlefield designees are currently expected to be Mr. Thomas G. Caldwell, Middlefield’s President and Chief Executive Officer, and Mr. Richard T. Coyne, who serves as a director both of Middlefield and The Middlefield Banking Company. We expect that Mr. Glenn E. Aidt – currently Emerald Bank’s President and Chief Executive Officer – will continue after the merger to serve in that role with the surviving bank and that Mr. Michael J. Hufford, Senior Vice President and Chief Loan Officer of Emerald Bank, will likewise continue in that role after the merger. The surviving bank’s Chief Financial Officer will be Mr. Donald L. Stacy, who after the merger will continue to serve in his current role as Middlefield’s Senior Vice President and Chief Financial Officer. Employees of Emerald Bank will continue to be employed by the surviving bank. See “The Merger Agreement – Emerald Bank employees and employee benefits” for a discussion of severance and other benefits payable or potentially payable to officers and employees of Emerald Bank after the merger.
Material federal income tax consequences
     O’Neill & O’Neill, Attorneys at Law, counsel to Middlefield, has rendered an opinion to the effect that the merger will constitute a reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended, which we refer to hereinafter as the Code. The opinion is based on the Code, applicable Treasury Department regulations, judicial authorities, and current administrative rulings and practices as in effect on the date of the opinion, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Opinions of counsel are not binding upon the Internal Revenue Service or the courts, either of which could take a contrary position. No rulings have been or will be sought from the IRS in connection with the merger. The opinion of O’Neill & O’Neill relied on certain assumptions that customarily are made with respect to transactions of this kind and on certain representations and covenants, including those contained in officers’ certificates of Middlefield and Emerald Bank, which representations and covenants O’Neill & O’Neill assumed to be true, correct, and complete. If any such assumption, representation, or covenant is inaccurate, the opinion could be adversely affected. In addition, the opinion assumes that any Emerald Bank shareholder that, as of the effective time of the merger, asserts dissenters’ rights will receive pursuant to statutory procedures an amount per such dissenting Emerald Bank common share that does not exceed the value of the consideration per Emerald Bank common share to be received pursuant to the merger. The opinion of O’Neill & O’Neill set forth as an exhibit to the registration statement of which this prospectus/proxy statement is a part, as well as the assumptions, representations, and covenants described above, support the following discussion of the anticipated Federal income tax consequences of the merger to the Emerald Bank shareholders.
     This description of anticipated Federal income tax consequences of the merger assumes that the merger will be consummated in accordance with the terms and provisions of the merger agreement. This description does not address, among other matters, the tax consequences to an Emerald Bank shareholder who holds Emerald Bank common shares other than as a capital asset for federal income tax purposes. The description also does not address all of the tax consequences that may be relevant to Emerald Bank shareholders in light of their particular tax circumstances, including without limitation shareholders that are: (1) persons who hold Emerald Bank common shares as part of a straddle, hedge, conversion, or other risk-reduction transaction, (2) broker-dealers, (3) shareholders who have a functional currency other than the U.S. dollar, (4) tax-exempt shareholders, (5) foreign persons, (6) insurance companies, (7) financial institutions, (8) persons that acquired Emerald Bank common shares pursuant to the exercise of compensatory stock options or otherwise as compensation, (9) tax-exempt entities, (10) retirement plans, (11) persons who receive Middlefield common shares other than in exchange for Emerald Bank common shares, or (12) pass-through entities and investors in those entities. In addition, this description does not address the tax consequences to the holders of options to acquire Emerald Bank common shares. Emerald Bank shareholders with special particular tax circumstances or who are subject to special tax treatment are strongly urged to consult with their tax advisors regarding their individual tax consequences. Furthermore, the discussion does not address any alternative minimum tax or any foreign, state, or local tax consequences of the merger.
     Reorganization Treatment. The merger will be a reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, and Middlefield, EB Interim Bank, and Emerald Bank each will be a party to the reorganization within the meaning of section 368(b) of the Code.
     No Gain or Loss. No gain or loss will be recognized by Middlefield, EB Interim Bank, or Emerald Bank as a result of the merger.

     Tax Basis. The tax basis of the assets of Emerald Bank in the hands of EB Interim Bank will be the same as the tax basis of such assets in the hands of Emerald Bank immediately prior to the merger.
     Holding Period. The holding period of the assets of Emerald Bank to be received by EB Interim Bank will include the period during which such assets were held by Emerald Bank.
     Tax Consequences to Emerald Bank Shareholders Who Receive Only Cash. An Emerald Bank shareholder who receives only cash in exchange for such shareholder’s Emerald Bank shares (as a result of such shareholder’s dissent to the merger or election to receive the cash consideration for all of such shareholder’s Emerald Bank shares) will recognize gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder’s Emerald Bank shares, subject to the provisions and limitations of section 302 of the Code. The gain or loss will be long-term capital gain or loss if the Emerald Bank shares surrendered in the merger were held as capital assets for a period exceeding one year as of the time of the exchange.
     Tax Consequences to Emerald Bank Shareholders Who Receive Only Middlefield Shares, Except for Cash in Lieu of Fractional Shares. An Emerald Bank shareholder who receives only Middlefield shares in exchange for such shareholder’s Emerald Bank shares (not including any cash received in lieu of fractional Middlefield shares) will not recognize any gain or loss on the receipt of such Middlefield shares.
     Tax Consequences to Emerald Bank Shareholders Who Receive Cash (Other than Cash in Lieu of Fractional Shares) and Middlefield Shares. An Emerald Bank shareholder who receives cash (other than cash in lieu of fractional shares) and Middlefield shares in exchange for Emerald Bank shares will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of fractional Middlefield shares). For this purpose, an Emerald Bank shareholder generally must calculate gain or loss separately for each identifiable block of Emerald Bank shares exchanged by the shareholder in the merger, and a loss realized on one block of Emerald Bank shares may not be used by the shareholder to offset a gain realized on another block of its Emerald Bank shares. An Emerald Bank shareholder will be permitted to elect which of the shareholder’s Emerald Bank shares are converted into and become Middlefield shares and which of the shareholder’s Emerald Bank shares are exchanged for cash (subject to reallocation pursuant to procedures specified in section 2.05 of the merger agreement). Shareholders should consult their tax advisors regarding the manner in which cash and Middlefield shares should be allocated among their Emerald Bank shares and the specific federal income tax consequences thereof.
     For purposes of determining the character of the gain recognized on account of the cash received by an Emerald Bank shareholder, such Emerald Bank shareholder will be treated as having received only Middlefield shares in exchange for such shareholder’s Emerald Bank shares, and as having immediately redeemed a portion of such Middlefield shares for the cash received (excluding cash received in lieu of fractional Middlefield shares). Unless the redemption is treated as a dividend under the principles of section 302(d) of the Code (to the extent of such shareholder’s ratable share of the undistributed earnings and profits of Emerald Bank), the gain will be capital gain if the Emerald Bank shares are held by such shareholder as a capital asset at the time of the merger.
     Cash in Lieu of Fractional Shares. An Emerald Bank shareholder who receives cash in lieu of fractional Middlefield shares will recognize gain or loss as if such fractional Middlefield shares were distributed as part of the merger and then redeemed by Middlefield, subject to the provisions and limitations of section 302 of the Code.
     Tax Basis. The aggregate tax basis of the Middlefield shares received by an Emerald Bank shareholder in the merger (including fractional shares, if any, deemed to be issued and redeemed by Middlefield) generally will be equal to the aggregate tax basis of the Emerald Bank shares surrendered in the merger, reduced by the amount of cash received by the shareholder in the merger (other than cash in lieu of fractional shares), and increased by the amount of gain recognized by the shareholder in the merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional shares).
     Holding Period. The holding period of the Middlefield shares received by an Emerald Bank shareholder will include the holding period of the Emerald Bank shares surrendered in exchange therefor in the merger, provided that the Emerald Bank shares were held as a capital asset at the time of the merger.
     Reporting Requirements. Emerald Bank shareholders owning at least one percent (by vote or value) of the total outstanding Emerald Bank shares immediately before the merger are required to file a statement with their U.S. federal income tax returns setting forth their tax basis in the Emerald Bank shares exchanged in the merger, as well as the fair market value of the Middlefield shares and the amount of any cash received in the merger. In addition, all Emerald Bank shareholders will be required to retain permanent records relating to the amount, basis, and fair market value of all property transferred in the merger, and relevant facts regarding any liabilities assumed or extinguished as part of the merger.

     Backup Withholding. Under certain circumstances, cash payments made to an Emerald Bank shareholder pursuant to the merger may be subject to backup withholding at a rate of 28%. There is no withholding for a shareholder who provides the exchange agent with such shareholder’s correct U.S. federal taxpayer identification number and who certifies that no loss of exemption from backup withholding has occurred on IRS Form W-9 or its substitute. Certain categories of Emerald Bank shareholders, such as corporations and some foreign individuals, are not subject to backup withholding. In order for a foreign individual to qualify as an exempt recipient, such individual must generally provide the exchange agent with a completed IRS Form W-8BEN or its substitute. Any amounts withheld from an Emerald Bank shareholder under the backup withholding rules are not an additional tax. Rather, any such amounts will be allowed as a credit or refund against such shareholder’s U.S. federal income tax liability provided that the shareholder furnishes to the IRS all required information.
     The discussion of federal income taxes is included in this prospectus/proxy statement for general information only. Each Emerald Bank shareholder should consult his, her, or its own tax advisor regarding the specific tax consequences to the shareholder of the merger, including the application and effect of state, local, and foreign income and other tax laws.
Accounting treatment
     Middlefield will account for the merger using the purchase method of accounting. Accordingly, Middlefield will record at fair value the acquired assets and assumed liabilities, including deposit liabilities, of Emerald Bank. If the total purchase price exceeds the fair value of tangible and identifiable intangible assets acquired over the liabilities assumed, Middlefield will record goodwill for the excess.
Resale of Middlefield shares
     No restrictions on the sale or other transfer of the Middlefield shares issued in the merger will be imposed solely as a result of the merger, except for restrictions on the transfer of Middlefield shares issued to any Emerald Bank shareholder who is considered to be an affiliate of Emerald Bank for purposes of Rule 145 under the Securities Act of 1933.
     As defined in Rule 144 under the Securities Act of 1933, the term affiliate generally includes directors, executive officers, and shareholders beneficially owning 10% or more of a company’s outstanding shares. The Securities and Exchange Commission’s Rule 145 restricts the manner in which affiliates – and others with whom they might act in concert – may resell shares and also restricts the number of shares that affiliates may sell within any three-month period. Emerald Bank affiliates may resell the Middlefield shares they receive in the merger solely (x) in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act of 1933 or (y) by an effective registration statement under the Securities Act of 1933 covering the offer and sale of their Middlefield shares. The merger agreement requires Emerald Bank to cause persons who could be considered affiliates to enter into an agreement with Middlefield stating that these affiliates will not sell, transfer, or otherwise dispose of any Middlefield shares they acquire in the merger except in compliance with the Securities Act of 1933 and the rules and regulations under the Securities Act of 1933. Sales of Middlefield shares by Middlefield affiliates are subject to similar transfer restrictions.
The Merger Agreement
     This summary of the merger agreement is qualified in its entirety by reference to the complete copy of the merger agreement included as Appendix A, which is incorporated herein by reference. We encourage you to read the merger agreement carefully. The merger agreement – not this prospectus/proxy statement – is the legal document governing the merger.
     The merger agreement contains representations and warranties made by Emerald Bank and representations and warranties made by Middlefield. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules the parties delivered to each other when they signed the merger agreement. Additionally, some of the representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as fact. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise and you should not rely on the representations and warranties for any other purpose.
Parties to the merger agreement
     Middlefield and Emerald Bank entered into the merger agreement on November 15, 2006. The agreement was amended on January 3, 2007 to make EB Interim Bank – the subsidiary formed by Middlefield in December 2006 for the purpose of completing the merger with Emerald Bank – a party to the agreement. As a result, references in this summary of the merger agreement to obligations of Middlefield and representations and warranties made by Middlefield apply also to the new interim subsidiary. As the surviving entity in the merger, EB Interim Bank’s name will be changed to Emerald Bank when the merger occurs and it will thereafter operate as a separate subsidiary of Middlefield.
Effective time
     The merger will become effective when our certificate of merger is submitted by the Ohio Division of Financial Institutions to the Ohio Secretary of State for filing. This will not occur until we obtain all necessary Federal and state regulatory approvals, specifically (x) approval by the Federal Reserve Board under the Bank Holding Company Act of Middlefield’s acquisition and ownership of another subsidiary bank, (y) approval by the FDIC under the Federal Deposit Insurance Act of the merger between Emerald Bank and EB Interim Bank, and (z) approval by the Ohio Division of Financial Institutions of the bank merger. We had submitted applications for all three of those regulatory approvals by January 5, 2007. We must also obtain approval of Emerald Bank shareholders. We currently anticipate that all three regulatory approvals will be obtained by the date of the Emerald Bank shareholders’ meeting or shortly thereafter. Lastly, all of the conditions to completion of the merger that are stated in Article Seven of the merger agreement must be satisfied or waived. Assuming Emerald Bank shareholders approve the merger, we currently anticipate that the certificate of merger will be filed and that the merger transaction will therefore be completed by May 31, 2007.
Conversion of Emerald Bank shares and exchange ratio
     The aggregate purchase price to be paid by Middlefield is $7,326,890, or a per share price of $10.00. The aggregate purchase price may be adjusted, however. If any holders of options to acquire Emerald Bank shares exercise those options before the merger occurs, the aggregate purchase price will be increased by the amount of any funds Emerald Bank receives as payment of the option exercise price. Conversely, if Emerald Bank’s shareholders’ equity is not at least $5.3 million at the end of the month immediately before the merger occurs, the aggregate purchase price will be reduced by the difference between $5.3 million and the month-end shareholders’ equity. Calculated by Emerald Bank’s independent public accounting firm, the month-end shareholders’ equity will be determined in accordance with generally accepted accounting principles, except that Emerald Bank’s costs associated with the merger transaction will be added to the calculation of shareholders’ equity. Specified in merger agreement section 2.02(c)(i) through (vii), these costs associated with the merger include Emerald Bank’s legal fees (up to $180,000), investment banking fees (up to $175,000), fees for the retention of accounting personnel or services (up to $23,000), retention payments to three officers ($145,000 in total), the accounting charge associated with increasing Emerald Bank’s loan loss allowance for new loans, any costs incurred by Emerald Bank at the direction of Middlefield, and compensation expenses associated with accelerated vesting of options to acquire Emerald Bank shares.
     When the merger occurs, each outstanding Emerald Bank share – excluding those for which dissenters’ rights are properly exercised – will be converted into the right to receive either Middlefield common stock, cash, or a combination of Middlefield common stock and cash. One half of the Emerald Bank shares outstanding when the merger occurs will be exchanged for cash and the other half for Middlefield common stock. Assuming the aggregate purchase price is not adjusted because of stock option exercises or because Emerald Bank’s shareholders’ equity is less than $5.3 million at the end of the month immediately before the merger occurs, Emerald Bank shareholders will receive (x) approximately 90,000 Middlefield common shares in exchange for one half of Emerald Bank’s 732,689 shares outstanding, or one Middlefield share in exchange for approximately four Emerald Bank shares, and (y) cash in the amount of $3,663,445 for the other 366,345 shares outstanding, or $10.00 for each Emerald Bank share. If Emerald Bank’s shareholders’ equity at the end of the month immediately before the merger occurs is less than $5.3 million, the $7,326,890 aggregate merger consideration will be reduced dollar-for-dollar by the difference between the month-end shareholders’ equity figure and $5.3 million. If that occurs the per share cash consideration will be less than $10.00.
     The exact number of Middlefield common shares that will be received in exchange for each Emerald Bank share will depend upon the average closing price of Middlefield stock over the period that ends three business days before the merger occurs and that consists of the 20 most recent trading days on which trades in Middlefield stock actually occur. The precise length of the period over which the average closing price of Middlefield stock will be measured cannot be determined in advance because Middlefield stock historically has not traded each and every business day. The number of Middlefield shares that will be received in exchange for each Emerald Bank share will be based on a ratio – the exchange ratio – equal to the $10.00 per share cash consideration divided by the average closing price of Middlefield stock in the 20 trading-day period. If Emerald Bank’s shareholders’ equity at the end of the month immediately before the merger occurs is less than $5.3 million, the per share cash consideration will be less than $10.00, which would also yield a reduced exchange ratio.
     Middlefield will not issue fractional shares or certificates or scrip for fractional shares. Instead, Middlefield will pay to each holder of Emerald Bank shares who would otherwise be entitled to a fractional share an amount in cash, without interest, equal to the value of the fractional share multiplied by the exchange ratio. If options to acquire Emerald Bank shares remain outstanding when the merger occurs, those options will be exchanged for options to acquire Middlefield shares, the number of shares acquirable being multiplied by the exchange ratio and the exercise price being divided by the exchange ratio. On the date of this prospectus/proxy statement there were outstanding options to acquire 47,623 Emerald Bank shares. The exercise price of all of these options is $10.00 per share.
     The following table illustrates the per share value of the consideration you will receive in the merger in exchange for each of your Emerald Bank shares, based on whether you elect to receive cash or Middlefield shares and based on various possible 20-day average closing prices for Middlefield shares. For purposes of this table, we assume that none of the options to acquire Emerald Bank shares will be exercised and that there will therefore be 732,689 Emerald Bank shares outstanding when the merger occurs, and we assume that none of the Emerald Bank shareholders will exercise dissenters’ rights.

	Cash Election		Stock Election
20 trading-day			Per share stock	Market value
average closing price	Per share cash		consideration	based upon the
for Middlefield stock	consideration	OR	exchange ratio	exchange ratio
$35.00	$10.00		0.2857	$10.00
$36.00	$10.00		0.2778	$10.00
$37.00	$10.00		0.2703	$10.00
$38.00	$10.00		0.2632	$10.00
$39.00	$10.00		0.2564	$10.00
$40.00	$10.00		0.2500	$10.00
$41.00	$10.00		0.2439	$10.00
$42.00	$10.00		0.2381	$10.00
$43.00	$10.00		0.2326	$10.00
$44.00	$10.00		0.2273	$10.00
$45.00	$10.00		0.2222	$10.00
     The closing price reported for Middlefield stock on November 14, 2006, the last trading day before we announced the merger, was $40.48. If $40.48 were the 20-day average closing price, the exchange ratio would be 0.2471 Middlefield shares for each Emerald Bank share. The closing price reported for Middlefield stock on February 8, 2007, the most recent trading day when we completed this prospectus/proxy statement, was $39.00. If that price were the 20-day average closing price, the exchange ratio would be 0.2564 Middlefield shares for each Emerald Bank share.
     When the merger occurs you will no longer have any rights as a holder of Emerald Bank shares. If you receive Middlefield shares in the merger you will upon proper surrender of your Emerald Bank share certificates have rights as a holder of Middlefield shares. For a comparison of the rights you have as a holder of Emerald Bank shares and the rights you would have as a holder of Middlefield shares, see “Description of Middlefield Common Stock and Comparison of Rights of Middlefield and Emerald Bank Shareholders,” beginning on page 39.
Cash and stock elections
     In exchange for his or her Emerald Bank shares each shareholder may elect (x) all cash, (y) all Middlefield shares, or (z) a combination of cash and Middlefield common shares. But because one half of the Emerald Bank shares will be exchanged for cash and the other half for Middlefield shares, shareholders’ election rights are subject to reallocation procedures, which are described below.
     All-cash election. For each Emerald Bank common share owned – but subject to the reallocation procedures described below – a shareholder who makes the all-cash election will receive cash in an amount equal to the aggregate merger consideration divided by the number of shares outstanding when the merger occurs.
     All-stock election. For each Emerald Bank common share owned, a shareholder who makes the all-stock election will receive Middlefield shares based upon the exchange ratio, subject to the reallocation procedures described below and subject to the payment of cash instead of fractional Middlefield shares. Again, the precise exchange ratio will be determined when the merger occurs based upon the 20 trading-day average closing price of Middlefield stock in the period ending three days before the merger occurs.
     Combined cash and stock election. A shareholder who elects a combination of cash and Middlefield shares will receive (x) cash in an amount equal to the whole number of Emerald Bank shares the shareholder elects to exchange for cash multiplied by the per share cash consideration and (y) a number of Middlefield shares equal to the whole number of Emerald Bank shares the shareholder elects to exchange for Middlefield shares multiplied by the exchange ratio, subject in each case to the reallocation procedures described below and subject in the case of the stock consideration to payment of cash instead of fractional Middlefield shares.

     Non-electing shares. Emerald Bank shareholders who do not make an election between cash and stock and shareholders who do not make a valid election will have made or will be deemed to have made a “non-election.” To ensure that one half of Emerald Bank’s shares are exchanged for cash and the other half for Middlefield shares, Emerald Bank shareholders who make or who are deemed to have made a non-election will receive all cash, all Middlefield shares, or a combination of cash and Middlefield shares as determined by Middlefield, subject again to the payment of cash instead of fractional Middlefield shares.
     Election Form. An Election Form/Letter of Transmittal will be provided separately to you within the next two weeks. The Election Form/Letter of Transmittal allows each Emerald Bank shareholder to make the all-cash election, the all-stock election, or a combined cash and stock election. The Election Form/Letter of Transmittal also allows a shareholder to specify that he or she has no preference for cash or stock. Emerald Bank shareholders who wish to elect the type of merger consideration they will receive should carefully review and follow the instructions in the Election Form/Letter of Transmittal.
     The deadline for submitting an Election Form/Letter of Transmittal is the close of business on the date of the Emerald Bank shareholders’ meeting. An election will be considered to have been validly made by an Emerald Bank shareholder if Middlefield receives the shareholder’s Election Form/Letter of Transmittal properly completed and executed, accompanied by a certificate or certificates for the shareholder’s Emerald Bank shares duly endorsed in blank or otherwise in form acceptable for transfer on the books of Emerald Bank, or containing an appropriate guaranty of delivery from a member of a national securities exchange, a member of the National Association of Securities Dealers, or a commercial bank or trust company in the United States. The Election Form/Letter of Transmittal will specify that delivery of certificates will be effected and risk of loss and title to the certificates will not pass before proper delivery of the certificates to Middlefield.
     At any time before the election deadline a holder of Emerald Bank shares may withdraw his or her election and either (x) submit a new Election Form/Letter of Transmittal in accordance with the procedures described above or (y) withdraw the certificate or certificates representing the holder’s Emerald Bank shares by providing written notice to Middlefield by 5:00 p.m., Eastern Standard Time, on the business day before the election deadline. Elections will also be revoked if the merger agreement is terminated.
     Reallocations. The merger agreement requires that one half of Emerald Bank’s shares be exchanged for cash and the other half for Middlefield shares. If the elections by Emerald Bank shareholders result in an over-subscription for cash or for Middlefield shares, it will be necessary to reallocate the available cash and Middlefield shares among Emerald Bank shareholders to preserve the 50/50 allocation between cash and stock consideration. Accordingly, the amount of cash and the number of Middlefield shares you actually receive as merger consideration may be different from your election.
     If the total number of Emerald Bank shares for which valid cash elections are made plus all Emerald Bank shares for which dissenters’ rights are properly exercised exceeds one half of Emerald Bank’s outstanding shares when the merger occurs, the cash consideration will be considered to be oversubscribed. In that case all non-electing shares will converted into Middlefield shares and Middlefield will reallocate a sufficient number of Emerald Bank shares deposited for cash to Emerald Bank shares deposited for Middlefield shares. If a reallocation is necessary it will be carried out pro rata among all shareholders electing cash. Likewise, if the total number of Emerald Bank shares for which the stock election is made exceeds one half of Emerald Bank’s outstanding shares when the merger occurs, the Middlefield shares will be considered to be oversubscribed. In that case all non-electing shares will converted into the cash consideration and Middlefield will reallocate a sufficient number of Emerald Bank shares deposited for Middlefield shares to Emerald Bank shares deposited for cash shares. If a reallocation is necessary it will be carried out pro rata among all shareholders electing Middlefield shares. If neither cash consideration nor Middlefield shares are oversubscribed, non-electing shares will be allocated between cash consideration and Middlefield shares in Middlefield’s discretion.
     Because the federal income tax consequences of receiving Middlefield shares only, cash only, or a combination of cash and Middlefield shares will differ, Emerald Bank shareholders should read carefully the information under the heading “The Proposed Merger (Proposal One) – Material federal income tax consequences” and should consult their own tax advisors before making the cash and stock elections for a full understanding of the merger’s tax consequences to them.
Surrender of certificates
     Emerald Bank shareholders who submit a properly completed and executed Election Form/Letter of Transmittal to Middlefield, accompanied by their stock certificate(s) as provided in the instructions to the Election Form/Letter of Transmittal, will receive the cash and stock consideration promptly after the merger occurs. Middlefield is required by section 2.05(b) of the merger agreement to complete the allocation procedures for cash and stock elections and distribute the cash and stock consideration within five business days after the merger occurs.
     When the merger occurs each Emerald Bank share certificate will represent merely the right to receive a certificate for Middlefield shares, or a check in an amount equal to the sum of the cash to be paid to the holder as part of the merger consideration, or both, plus (x) any cash to be paid instead of fractional Middlefield shares to which the holder might otherwise be entitled and (y) any cash dividends or distributions to which the holder might be entitled for the Middlefield shares issuable to him or to her.
     If your Emerald Bank share certificate(s) is lost, stolen, or destroyed, Middlefield will deliver the consideration properly payable under the merger agreement if you deliver to Middlefield an appropriate affidavit claiming that the certificate is lost, stolen, or destroyed and, if required by Middlefield, if you post a bond in an amount reasonably determined by Middlefield as indemnity against any claim that may be made against Middlefield for the missing certificate. If you own Emerald Bank shares but your ownership is not registered in the transfer records of Emerald Bank, you may nevertheless exchange your Emerald Bank shares for Middlefield shares if you provide Middlefield with the certificate representing your Emerald Bank shares along with all documents required by Middlefield to evidence and effect the transfer and to evidence that any applicable stock transfer taxes have been paid.
     For any Middlefield shares issuable to you as merger consideration you will also be entitled to receive any dividends or other distributions with a record date occurring on or after the date the merger occurs. But you will not be entitled to receive the dividends or other distributions payable on the Middlefield shares unless you follow the procedures specified in the Election Form/Letter of Transmittal for surrendering your Emerald Bank share certificate(s). You will not be entitled to any interest on Middlefield’s dividends or distributions if payment is delayed while Middlefield awaits proper surrender of your Emerald Bank share certificate(s).
Conditions to completion of the merger
     Mutual conditions. Under section 7.01 of the merger agreement it is a condition to each of Middlefield’s and Emerald Bank’s obligations to complete the merger that the agreement be adopted by the affirmative vote of Emerald Bank shareholders entitled to exercise a majority of the voting power of all Emerald Bank shares outstanding. We must also receive all required regulatory approvals and all applicable statutory waiting periods must have expired or been terminated, and no regulatory approval or statute, rule, or order may contain any condition, restriction, or requirement that Middlefield reasonably determines would have a material adverse effect on Middlefield. There must be no order or decision of a court preventing or delaying the merger and there must be no stop order issued or threatened by the Securities and Exchange Commission suspending effectiveness of the Form S-4 Registration Statement of which this prospectus/proxy statement forms a part. Additionally, Emerald Bank must receive an opinion from Ryan Beck stating that the merger consideration to be received by Emerald Bank shareholders in the merger is fair from a financial point of view. The opinion of Ryan Beck included as Appendix B to this prospectus/proxy statement satisfies this mutual closing condition. In addition to these mutual closing conditions stated in section 7.01, each of Emerald Bank on one hand and Middlefield on the other is also entitled to insist at completion of the merger upon satisfaction of individual other conditions specifically applicable to it, as described below.

	Conditions for the benefit of Emerald Bank		Conditions for the benefit of Middlefield
	Emerald Bank is not required to complete the merger unless		Middlefield is not required to complete the merger unless

1)	the representations and warranties of Middlefield contained in the merger agreement were true and correct in all material respects when the agreement was entered into on November 15, 2006 and remain true when the merger occurs	1)	the representations and warranties of Emerald Bank contained in the merger agreement were true and correct in all material respects when the agreement was entered into on November 15, 2006 and remain true when the merger occurs

2)	each of Middlefield and EB Interim Bank performs in all material respects all of the covenants and obligations under the merger agreement required to be performed by them before the merger occurs	2)	Emerald Bank performs in all material respects all of the covenants and obligations under the merger agreement required to be performed by it before the merger occurs

3)	there shall not have occurred any circumstance or event having a material adverse effect on Middlefield’s financial position, results of operations, or business or Middlefield’s ability to complete the merger between the November 15, 2006 date of the merger agreement and the date the merger occurs	3)	there shall not have occurred any circumstance or event having a material adverse effect on Emerald Bank’s financial position, results of operations, or business or Emerald Bank’s ability to complete the merger between the November 15, 2006 date of the merger agreement and the date the merger occurs

4)	Middlefield shall have suffered no damage, destruction, or loss materially affecting its business or properties that is not covered by insurance	4)	Emerald Bank shall have suffered no damage, destruction, or loss materially affecting its business or properties that is not covered by insurance

5)	there shall be no litigation or governmental proceeding instituted or threatened that would challenge, prevent, or delay the merger	5)	there shall be no litigation or governmental proceeding instituted or threatened that would challenge, prevent, or delay the merger or that would impair Middlefield’s ability to exercise full rights of ownership of Emerald Bank

	Conditions for the benefit of Emerald Bank		Conditions for the benefit of Middlefield
6)	Middlefield obtains all necessary regulatory approvals and consents	6)	there shall be no proposed or effective Federal or state law, rule, regulatory order, or regulatory policy that would prevent or delay the merger, interfere with operation of Emerald Bank’s business, adversely affect Middlefield’s ability to realize the benefits of the merger, or impose a materially adverse condition, limitation, or requirement on Middlefield

		7)	Emerald Bank’s independent certified public accountants provide to Middlefield a letter of tax advice stating that any amounts paid to Emerald Bank’s board and management as a result of the merger – such as the retention payments to Messrs. Aidt and Hufford and Ms. Howard under section 6.11(c) of the merger agreement – should be deductible, rather than being subject to denial of the ordinary compensation deduction under the “excess parachute payment” provisions of section 280G of the Internal Revenue Code of 1986

		8)	Emerald Bank delivers to Middlefield affiliate agreements executed by each of Emerald Bank’s directors and executive officers. A form of the affiliate agreement is included as Exhibit 5.05 to the merger agreement attached as Appendix A to this prospectus/proxy statement

		9)	Emerald Bank delivers to Middlefield a list of all Emerald Bank shareholders on the date the merger occurs
     Middlefield and Emerald Bank expect that all of these conditions have been or will by the time the merger occurs be satisfied. Each of Middlefield and Emerald Bank is entitled to waive satisfaction of the mutual conditions or the individual conditions specifically for its benefit, other than conditions having to do with regulatory approval and shareholder approval.
Representations and warranties

Similar representations and warranties. In Article Three of the merger agreement Emerald Bank has made representations and warranties to Middlefield, and in Article Four Middlefield has made representations and warranties to Emerald Bank, relating to:
corporate organization, qualification and good standing

corporate power and authority to execute, deliver, and perform the merger agreement, and (x) in Emerald Bank’s case the shareholder vote necessary to approve the merger (the affirmative vote of the holders of a majority of the Emerald Bank shares outstanding) (y) in Middlefield’s case that approval by its shareholders is not necessary enforceability of the merger agreement

absence of conflicts on the part of the merger agreement or the merger itself with organizational documents, laws and material agreements identification of regulatory approvals that must be obtained by the party to the agreement (specifically none in Emerald Bank’s case, but in Middlefield’s case approval of the Federal Reserve Board, FDIC, and the Ohio Division of Financial Institutions)

the number of shares of common stock outstanding, the legality of their issuance, and the number acquirable by exercise of stock options accuracy of the company’s audited year-end financial statements as well as the interim financial statements for the nine months ended September 30, 2006, and in Middlefield’s case only the accuracy of reports filed with the Securities and Exchange Commission absence of changes in the company’s business or occurrence of material adverse events affecting the company’s business, prospects, assets, liabilities, or properties since September 30, 2006 accuracy of the company’s books and records

absence of material legal proceedings

existence of permits and licenses necessary to conduct business accuracy of the information provided for use in the Form S-4 Registration Statement of which this prospectus/proxy statement forms a part identification of all brokers and finders involved in the merger ownership by each company of the other company’s shares

compliance with Ohio law governing business combinations

payment of all taxes owing

Emerald Bank’s unique representations and warranties. Emerald Bank’s representations and warranties in Article Three also include representations and warranties about:	ownership and condition of its properties, as well as the legal sufficiency of documentation relating to Emerald Bank’s loan assets absence of loans 90 days or more delinquent or that are classified as substandard, doubtful, or loss identification of its investments and the absence of subsidiaries identification of material contracts and commitments and the absence of defaults on Emerald Bank’s part existence of adequate insurance

identification of employee benefit plans and their compliance with applicable tax and other laws compliance with environmental laws

compliance with laws governing employment practices and employment discrimination inapplicability of provisions of the Internal Revenue Code of 1986 governing payments made to directors and executive officers in change-in-control transactions, specifically sections 280G and 4999 of the Internal Revenue Code absence of formal or informal bank regulatory enforcement actions

     Middlefield has also represented and warranted that it has the financial capacity to complete the merger and remain well capitalized for bank regulatory purposes when the merger is completed. The representations and warranties in the merger agreement will not survive the merger.
Conduct of business pending the merger

Affirmative covenants on Emerald Bank’s part. In section 5.01(a) of the merger agreement Emerald Bank has agreed that — from November 15, 2006 until the merger occurs — Emerald Bank will:	conduct its business in the ordinary course

use commercially reasonable efforts to preserve its business organization intact use commercially reasonable efforts to preserve its relationships with customers, suppliers, officers and employees maintain its books and records in compliance with applicable laws use commercially reasonable efforts to maintain the safety and soundness and compliance ratings assigned by bank examiners use commercially reasonable efforts to maintain a performance rating of satisfactory under the Community Reinvestment Act of 1977 take no action that would cause a breach or default under contracts to which Emerald Bank is a party

Negative covenants on Emerald Bank’s part. And in section 5.01(b) Emerald Bank has agreed not to do any of the following without Middlefield’s advance written consent:	issue any shares or any options to acquire Emerald Bank shares declare or pay a dividend or make a distribution on common shares, or redeem, purchase or otherwise acquire any shares effect a stock split, recapitalization, combination, exchange of shares, readjustment or other reclassification amend its Articles of Incorporation or Constitution

purchase, sell, assign or transfer any material patent, trademark, trade name, copyright, license, franchise, design, or other intangible assets or property acquire or dispose of any real or personal property or fixed asset constituting a capital investment exceeding $10,000 individually or $25,000 in the aggregate, except for an acquisition or disposition in the ordinary course of business of other real estate owned mortgage, pledge, or grant a lien or other encumbrance or charge on any assets or properties, tangible or intangible, except for liens for taxes not yet delinquent, assets pledged as collateral to secure borrowings from the FHLB of Cincinnati, or other liens, encumbrances, or charges that would not have a material adverse effect on Emerald Bank’s financial position waive any rights of material value or cancel any material debts or claims incur any obligation or liability requiring payments by Emerald Bank exceeding $10,000, whether individually or in the aggregate, or pay any material liability or obligation other than liabilities and obligations incurred in the ordinary course of business and borrowings from the FHLB of Cincinnati cause any material adverse change in the amount or general composition of Emerald Bank’s deposit liabilities or loan portfolio enter into or amend any employment contract with any of its officers, hire any new employees except to replace employees whose employment terminates, increase the compensation payable to any officer or director, adopt or amend any employee benefit plans, make awards or distributions under any employee benefit plans not consistent with the terms of the employee benefit plan, past practice or custom or as required by law acquire shares or other equity interest in a corporation, partnership, trust, joint venture, or other entity make an investment of more than $25,000 outside of the ordinary course of business or make a capital expenditure of more than $25,000 fail to maintain Emerald Bank’s reserve for loan losses after December 1, 2006 at the greater of $242,000 or 1% of the total gross loans outstanding (unless required by generally accepted accounting principles)

fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses incurred in the regular and ordinary course of business as the debts, liabilities, obligations and expenses become due open, close, move or in any material respect expand, diminish, renovate, alter, or change an office or branch pay or commit to pay a management or consulting fee or other similar type of fee

     No solicitation of competing acquisition proposals. Emerald Bank has made other individual covenants in Article Five of the merger agreement as well. Section 5.02 prohibits Emerald Bank from soliciting or negotiating a proposal or offer from any entity for acquisition of Emerald Bank’s assets or securities, a merger, or other business combination. However, Emerald Bank is permitted to furnish information to and enter into discussions and negotiations with an entity making a competing acquisition proposal if (x) Emerald Bank’s board of directors determines after consultation with counsel that those actions are necessary for the board to fulfill its fiduciary duties to Emerald Bank shareholders and if (y) before furnishing the information to the competing acquiror Emerald Bank gives immediate written notice to Middlefield. So long as Middlefield is not in breach of the merger agreement, Emerald Bank has agreed in section 6.03 that its board of directors will recommend approval of the merger and the merger agreement to Emerald Bank shareholders. However, the board would not be required to recommend approval if the board of directors determines after consultation with counsel that doing so is contrary to the board’s fiduciary duties to Emerald Bank shareholders.
     Conforming accounting policies. Emerald Bank has agreed in section 5.03 that, at Middlefield’s request, Emerald Bank will (x) establish and take reserves and accruals to conform its loan, accrual, and reserve policies to those of Middlefield, (y) establish and take accruals, reserves, and charges to implement relating to excess facilities and equipment capacity, severance costs, litigation, write-off or write-down of various assets and other appropriate accounting adjustments consistent with Middlefield’s policies, and (z) recognize for financial accounting purposes expenses of the merger and restructuring charges related to or to be incurred in the merger, in each case to the extent permitted by law and consistent with generally accepted accounting principles. However, Emerald Bank is not required to take these actions earlier than 30 days before the date the merger occurs, nor is Emerald Bank required to take these actions unless Middlefield acknowledges that all conditions to Middlefield’s obligation to complete the merger are satisfied. If any of these actions is requested by Middlefield, any adverse impact on Emerald Bank’s shareholders’ equity would be disregarded for purposes of calculating Emerald Bank’s shareholders’ equity at the end of the month before the merger occurs and for purposes of calculating the aggregate merger consideration to be paid by Middlefield.

     Maintaining insurance coverage. Emerald Bank has agreed in section 5.04 to maintain in full force and effect insurance on its assets, properties, and operations, as well as fidelity coverage and directors’ and officers’ liability insurance.
     Deliver affiliate agreements. Emerald Bank has agreed in section 5.05 to use its best efforts to deliver to Middlefield affiliate agreements executed by each director, executive officer, and other person who may be considered an affiliate of Emerald Bank. A form of the affiliate agreement is included as exhibit 5.05 to the copy of the merger agreement attached to this prospectus/proxy statement as Appendix A.
     Middlefield’s covenant to conduct its business in the ordinary course. Middlefield has agreed in section 5.08 that, except with Emerald Bank’s advance written consent, Middlefield will conduct its businesses only in the ordinary course, in accordance with past practices and policies, and in compliance with all applicable statutes, rules, and regulations.
     Delivery of subsequent financial statements and access. Each of Emerald Bank and Middlefield has promised to deliver to the other its audited financial statements for the year ended December 31, 2006 and quarterly financial statements. Emerald Bank has also agreed to provide Middlefield with Emerald Bank’s monthly consolidated unaudited balance sheets and profit and loss statements prepared for its internal use, call reports for each quarterly period completed before the merger occurs, and all other financial reports or statements submitted to regulatory authorities after November 15, 2006, to the extent permitted by law. Each of Emerald Bank and Middlefield has agreed to grant the other access to its properties, facilities, books, and records, subject to mutual confidentiality obligations, and each party must promptly notify the other in writing of any adverse business conditions threatening its normal business operations or of the occurrence of any event that might result in a breach of or a failure to comply with any representation, warranty, covenant, condition or agreement contained in the merger agreement. Lastly, section 6.04(c) provides that a representative of Middlefield is entitled to attend meetings of Emerald Bank’s board of directors and committees solely as an observer, unless prohibited by regulations of the Ohio Division of Financial Institutions or the FDIC. The Middlefield representative would not, however, be entitled to observe the portion of a meeting involving discussions of (x) confidential information of borrowers, depositors, employees or others, (y) the merger transaction or (z) a subject that should be kept confidential in the proper exercise of directors’ and officers’ fiduciary duties to shareholders. Since November 15, 2006 when the merger agreement was entered into, a Middlefield representative has been an observer at three meetings of Emerald Bank’s board of directors but no committee meetings.
Emerald Bank employees and employee benefits
     Middlefield’s covenants include assurance that Middlefield will continue the employment of Emerald Bank’s employees. Emerald Bank employees who are terminated without cause within six months after the merger occurs will be entitled to a cash severance payment in an amount equal to the product of three weeks of the terminated employee’s salary multiplied by the number of years the employee was employed by Emerald Bank, plus accrued benefits such as vacation and sick pay through the date of separation. Emerald Bank employees will continue to be covered by Emerald Bank employee benefit plans or equivalent plans after the merger occurs.
     Emerald Bank is entitled by section 6.11(c) of the merger agreement to make cash retention bonus payments to each of Messrs. Glenn E. Aidt and Michael Hufford and Ms. Barbara Howard if they remain with Emerald Bank through completion of the merger. The retention bonus amounts are $70,000 for Mr. Aidt, $65,000 for Mr. Hufford, and $10,000 for Ms. Howard. Emerald Bank has also undertaken to amend its 2003 Stock Option Plan so that vesting and exercisability of outstanding options to acquire Emerald Bank shares are accelerated to the date the merger occurs, subject to approval of the Ohio Division of Financial Institutions and the FDIC if regulatory approvals are necessary. The outstanding options to acquire Emerald Bank common stock were granted in June 2004 and become vested and exercisable in three equal annual installments on June 1 of each of 2005, 2006, and 2007. For its part Middlefield has agreed to register with the SEC the offer and sale of Middlefield shares issuable upon exercise of options that replace the existing options to acquire Emerald Bank shares, which would allow the holder of the replacement stock option to freely exercise the option and thereafter sell the Middlefield shares.
Indemnification of Emerald Bank directors and officers and insurance
     The merger agreement provides in section 6.10 that Middlefield and Emerald Bank will to the fullest extent permitted by applicable law and the governing documents of Emerald Bank indemnify, defend, and hold harmless and provide advancement of expenses to each person who is or who before the merger occurs becomes a director or officer of Emerald Bank against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or before the date of the merger. And for three years after the merger occurs Middlefield must maintain directors and officers’ liability insurance coverage for these individuals.

Expenses of the merger
     Middlefield and Emerald Bank will each bear its own expenses associated with the merger, including without limitation fees and disbursements of legal counsel, financial advisors, and accountants. However, the costs of printing and mailing this prospectus/proxy statement will be borne by Middlefield.
Termination of the merger agreement
     The parties may mutually agree to terminate the merger agreement and abandon the merger at any time before the merger occurs, whether before or after shareholder approval. Additionally, either party may terminate the merger agreement and abandon the merger if the merger does not occur by the end of the day on May 31, 2007 or if it appears that the mutual closing conditions stated in section 7.01 cannot be satisfied, such as approval by Emerald Bank shareholders or receipt of regulatory approvals. Acting alone, Emerald Bank may terminate the merger agreement and abandon the merger at any before shareholder approval if Emerald Bank’s board of directors decides to pursue a competing acquisition proposal. However, Emerald Bank would owe a termination fee of $300,000 to Middlefield when the competing acquisition is completed.
Description of Middlefield Common Stock and
Comparison of Rights of Middlefield and Emerald Bank Shareholders
     Middlefield is an Ohio corporation and a bank holding company registered under the Bank Holding Company Act of 1956. Emerald Bank is an Ohio state-chartered savings bank. Although the rights of Middlefield shareholders are similar in many respects to the rights of Emerald Bank shareholders, there are some differences. These differences arise out of differences between the provisions of Ohio law governing state-chartered savings banks, which apply to Emerald Bank only, and the provisions of the Ohio General Corporation Law, Chapter 1701 of the Ohio Revised Code, which applies both to Middlefield and, unless inconsistent with Ohio savings bank law, to Emerald Bank. Differences between the rights of Emerald Bank and Middlefield shareholders also arise out of the governing documents of Middlefield, which consist of articles of incorporation and regulations, and the governing documents of Emerald Bank, consisting of articles of incorporation, a constitution, and bylaws. The discussion to follow is not a complete statement of the rights of Emerald Bank shareholders, the rights of Middlefield shareholders, and the differences between them. This discussion is qualified in its entirety by reference to the governing documents of Emerald Bank and Middlefield and the relevant provisions of Ohio law, including Ohio savings bank law and the Ohio General Corporation Law.
Authorized shares
     Middlefield’s authorized capital stock consists of ten million common shares, without par value. There were 1,425,217 Middlefield shares outstanding on February 8, 2007, with an additional 73,607 shares reserved for issuance upon exercise of outstanding options to acquire Middlefield common stock. Middlefield common stock is not listed on an exchange but it is traded over the counter under the symbol “MBCN.” Emerald Bank’s authorized capital stock likewise consists of ten million common shares, also without par value. There are 732,689 Emerald Bank shares outstanding, with an additional 47,623 shares reserved for issuance upon exercise of outstanding options to acquire Emerald Bank stock. There is no public trading market for Emerald Bank shares.
Preemptive rights
     If a corporation’s shareholders have preemptive rights, this means the corporation must first give the shareholders the opportunity to purchase shares in proportion to their current holdings at a fixed price before the corporation may offer the shares for sale to the public. The governing documents of each of Middlefield and Emerald Bank explicitly provide that shareholders do not have preemptive rights.
Liquidation rights
     If a liquidation, dissolution, or winding up of either Middlefield or Emerald Bank occurs, each shareholder would be entitled to share ratably – in proportion to the number of shares held – in the net assets legally available for distribution to shareholders after payment in full or provision for payment of all amounts required to be paid to creditors.
Dividends
     Shareholders of an Ohio corporation are entitled to dividends when, as, and if declared by the corporation’s board of directors. This principle of Ohio General Corporation Law applies both to Middlefield and to Emerald Bank. Middlefield has paid a regular quarterly cash dividend for some time. As a recently organized institution, Emerald Bank has not had sufficient net income and retained earnings to allow the bank to pay dividends to its shareholders. Therefore, advance approval of the Ohio Division of

Financial Institutions would be necessary for payment of a dividend by Emerald Bank. Payment of dividends by Emerald Bank could also be restricted at any time at the discretion of the ODFI and the FDIC if they determine that payment of dividends would be an unsafe or unsound banking practice or if they determine that funds must be retained by Emerald Bank to maintain its capital.
     The ability of Middlefield to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends paid to Middlefield by its subsidiaries. Currently, The Middlefield Banking Company is Middlefield’s sole subsidiary. Federal Reserve Board regulation also provides that Middlefield must serve as a source of strength to its subsidiary banks, which could mean capital must be retained for further investments in subsidiary banks rather than being paid as dividends to shareholders.
Number and election of directors; voting power
     The articles of incorporation or regulations of an Ohio corporation determine the authorized number of the corporation’s directors, but there generally must be at least three directors. Under regulations of the Ohio Division of Financial Institutions, the board of directors of an Ohio-chartered savings bank must consist of at least five directors. Shareholders of an Ohio corporation fix or change the number of directors at a shareholders’ meeting called for the purpose of electing directors, fixing or changing the number by the affirmative vote of a majority of the shares represented at the meeting and entitled to vote. However, the corporation’s articles of incorporation or regulations may provide for an alternative method for fixing or changing the number of directors, including allowing the board to change the number of directors.
     Under Middlefield’s regulations, the authorized number of directors may be fixed or changed within a range of five to 25 either by the board or – at an annual meeting – by the affirmative vote of holders of a majority of the voting power of Middlefield shares represented at the meeting. The number of Middlefield directors is currently fixed at nine. Under Emerald Bank’s constitution, the authorized number of directors may be fixed or changed within a range of six to 12 by shareholders at a meeting called for that purpose. In addition, Emerald Bank’s board of directors may fix or change the number of directors within the range of six to 12 by the affirmative vote of two thirds of the directors, but the directors may not change by more than two the director number last fixed by shareholders. With the director appointed by the board after the May 3, 2006 annual meeting of Emerald Bank shareholders, the board of Emerald Bank currently consists of six directors. The term of the director appointed by the board after the 2006 annual meeting is scheduled to expire at the 2007 annual meeting.
     Each Middlefield share is entitled to one vote on all matters submitted to shareholders for consideration. Likewise, each Emerald Bank share is entitled to one vote on each matter submitted to Emerald Bank shareholders for consideration, with the exception that cumulative voting in the election or removal of directors is permitted in Emerald Bank’s case only. Directors of each of Middlefield and Emerald Bank are elected by plurality vote, meaning the director nominees receiving the greatest number of votes are elected. In contrast to Emerald Bank, Middlefield directors may be elected by shareholders at annual meetings only. And in contrast to Middlefield, Emerald Bank’s governing documents do not eliminate cumulative voting rights. Emerald Bank shareholders therefore are entitled to vote cumulatively in the election or removal of directors, provided the cumulative voting right is properly invoked by a shareholder or shareholders according to procedures stated in the Ohio General Corporation Law. Rather than casting one vote for each share held, cumulative voting allows a shareholder to cast a number of votes in the election of directors equal to the number of shares held multiplied by the number of directors to be elected. The number of votes the shareholder is entitled to cast may be distributed among director candidates as the shareholder sees fit.
Classification of the board and director terms
     An Ohio corporation’s articles of incorporation or regulations may provide for the classification of directors into either two or three classes, but each class must consist of at least three directors and none of the classes may have a term exceeding three years. If there are two classes only, the maximum term of each class is two years rather than three so that a class of directors stands for election each year. Middlefield’s board is divided into three classes of three directors serving three-year terms, whereas Emerald Bank’s board is divided into two classes of three directors serving two-year terms.
Nomination of directors
     Middlefield’s regulations and Emerald Bank’s constitution each impose restrictions on shareholders’ power to nominate individuals for election as director. Nominations that are not made in accordance with these provisions may be disregarded. In each company’s case a shareholder’s director nomination must be in writing and it must include -
-	the name and address of each proposed nominee,

-	the principal occupation of the nominee,

-	the name and residence address of the shareholder making the nomination, and

-	the number of shares beneficially owned by the shareholder.

     Middlefield’s regulations also require the shareholder making the director nomination to affirm that he or she will appear in person or by proxy at the annual meeting to nominate his or her director candidate. Additionally, the shareholder must provide the nominee’s signed consent to serving as a Middlefield director, along with any other information about the nominee required by the proxy statement disclosure rules of the Securities and Exchange Commission. If the shareholder’s director nomination is made as the result of an arrangement or understanding between or among the shareholder making the director nomination, the director nominee, and any other person, the arrangement or understanding must also be disclosed to Middlefield by the shareholder. Shareholder nominations must be received by Middlefield’s Secretary at least 60 but no more than 120 days before the date in the current year corresponding to the mailing date of Middlefield’s proxy statement in the preceding year. But if the current year’s annual meeting date is changed by more than 30 days from the preceding year’s annual meeting date, the shareholder’s director nomination will be considered timely if it is received by the Secretary a reasonable time – no fewer than 30 days – before Middlefield mails its proxy statement for the current year’s annual meeting. Middlefield’s 2007 annual meeting of shareholders is scheduled to be held on May 9, 2007. Middlefield’s proxy statement for that meeting is expected to be mailed to shareholders on or about April 2, 2007.
     Director nominations by Emerald Bank shareholders must be delivered or mailed to Emerald Bank’s President at least 14 days but no more than 50 days before the shareholder meeting at which directors are to be elected. If notice of the meeting is mailed or disclosed to shareholders fewer than 21 days before the meeting date however, shareholder nominations must be received by the close of business on the 7th day after notice is mailed.
Board vacancies
     Consistent with the Ohio General Corporation Law, Middlefield’s regulations provide that the remaining directors may fill any board vacancy by majority vote, including a vacancy created by a director’s death, resignation, or removal or by expansion of the board’s size or a vacancy that exists because shareholders fail to elect the whole authorized number of directors. Emerald Bank’s constitution grants to its board a similar power to fill vacancies.
Removal of directors
     In contrast to Emerald Bank, Middlefield’s shareholders may remove a director solely for cause, both because (x) Middlefield’s regulations explicitly require that cause be established and because (y) a provision of the Ohio Control Share Acquisition Statute – discussed below – provides that directors of a so-called “issuing public corporation” may be removed by shareholders solely for cause if the board of directors is classified. Middlefield’s board is classified into three classes serving three-year terms and Middlefield is an issuing public corporation, as that term is defined in the Ohio Control Share Acquisition Statute.
     Emerald Bank shareholders, on the other hand, may remove a director without assigning cause. Emerald Bank shareholders may remove any director by the affirmative vote of the holders of shares entitled to exercise at least 66% of the voting power for election of a director or directors in place of the director or directors to be removed. But to prevent shareholders’ right to vote cumulatively in the election of directors from being undermined by a vote to remove a director or directors, the Ohio General Corporation Law provides that a proposal to remove a director of a corporation whose shareholders have cumulative voting rights is defeated if the votes cast against removal would – if cumulatively voted at an election of all directors or all of the directors of a particular class – be sufficient to elect at least one director. This special protection of shareholders’ cumulative voting rights would not apply, however, if the proposal is to remove all of the directors or all of the directors of a particular class.
Shareholder meetings
     Under Middlefield’s regulations, a special meeting may be called by the Chairman of the Board, by the President, by the board acting at a meeting, by a majority of directors acting without a meeting, or by shareholders holding at least 25% of Middlefield’s shares. The request for a special meeting must be in writing delivered to the President or the corporate Secretary and it must state the purpose for which the meeting is to be held. Similarly, Emerald Bank’s constitution provides that a special meeting may be called by the Chairman of the Board, by a Vice Chairman, by the President, by the board acting at a meeting, by a majority of directors acting without a meeting, or by shareholders holding at least 25% of Emerald Bank’s shares.
     In contrast to Emerald Bank, Middlefield’s regulations contain in Article I, section 8 detailed rules governing the conduct of business at a meeting, whether the meeting is an annual or special meeting. Among other things, these rules affirm the presiding officer’s authority to determine who, other than shareholders, may attend the meeting and the presiding officer’s authority to control the conduct of the meeting, including the authority to remove a disruptive shareholder. Article I, section 8 also outlines the procedure to be followed by a shareholder who wishes to propose business for consideration and vote at a meeting.
     If a shareholder fails to adhere to the Article I, section 8 procedures for presenting business for shareholders’ consideration and vote, the shareholder’s proposed action will not be considered. Specifically, the shareholder must give timely notice, meaning the shareholder’s notice must be received by Middlefield’s Secretary at least 60 but no more than 120 days before the date in the current year corresponding to the date of mailing of Middlefield’s proxy statement in the preceding year. But if the current year’s annual meeting date is changed by more than 30 days from the preceding year’s annual meeting date, the shareholder’s notice will be considered timely if it is received by the Secretary a reasonable time – no fewer than 30 days – before Middlefield mails its proxy statement for the current year’s annual meeting. Identical deadlines apply to shareholders’ director nominations. The shareholder’s notice also must include -
-	a description in reasonable detail of the business being proposed by the shareholder and the reasons for conducting that business at the meeting,

-	the name and address of the shareholder making the proposal (and of the beneficial owner, if any, on whose behalf the proposal is made),

-	the number of Middlefield shares owned beneficially and of record by the shareholder (and by the beneficial owner, if any, on whose behalf the proposal is made), and

-	any material interest of the shareholder (and the beneficial owner, if any, on whose behalf the proposal is made) in the business being proposed.
     Article I, section 8 prevents business being proposed for shareholders’ consideration without advance disclosure and sufficient opportunity to consider the matter, for example business proposed for the first time during a meeting. The procedures of Article I, section 8 have no impact on a shareholder’s ability to submit proposals for consideration and vote in reliance on Securities and Exchange Commission Rule 14a-8, a rule outlining (x) the procedures a shareholder of a public company such as Middlefield must adhere to if the shareholder seeks to force the company to include the shareholder’s proposal in the company’s proxy statement and (y) the circumstances in which the company may refuse to include the shareholder’s proposal in the company’s proxy statement.
Special voting requirements
     The articles of incorporation of each of Middlefield and Emerald Bank contain special voting provisions that could have the effect of preventing, delaying, or making more costly a change in control not first approved by the board. Similar to the Ohio Merger Moratorium Act discussed below, Article Sixth of Middlefield’s articles of incorporation applies to two-step acquisition transactions involving acquisition of a significant ownership interest in a first step at one price, followed by use of that ownership position to acquire the remaining ownership interest at a lower price in a second step. Article Sixth imposes a special voting requirement for approval of a business combination involving Middlefield and any person or entity that owns 10% or more of Middlefield’s shares, referred to in Article Sixth as an “interested party.” Specifically, the special voting requirement is approval of (x) two thirds of the Middlefield shares outstanding and entitled to vote and (y) a majority of shares other than those held by the interested party. A business combination is any of the following transactions -
-	a merger or consolidation involving Middlefield,

-	a sale, lease, mortgage, pledge, transfer or other disposition of all or substantially all of Middlefield’s assets,

-	a reclassification of securities (including a reverse stock split) or recapitalization of Middlefield,

-	issuance or transfer by Middlefield of 5% or more of the Middlefield’s outstanding shares to a corporation, person or other entity, or

-	adoption of a plan for liquidation or dissolution of Middlefield.
     Article Sixth exists to prevent a person or entity that has accumulated a significant percentage interest in Middlefield (10% or more) from using that ownership interest to its advantage at the expense of other shareholders. The special voting requirements of Article Sixth do not apply if (x) the transaction is approved by the board before or at the same time the person or entity becomes the owner of 10% or more of Middlefield’s shares, or (y) if the board approves the transaction by a vote of two thirds of its members and a majority of the so-called “continuing directors,” and if the per share price to be paid in the transaction by the interested party is an amount in cash equal to or greater than the highest price paid by the interested party for its shares. A continuing director is one who was a director before the interested party had become the owner of 4% of Middlefield’s shares. A person recommended by a majority of continuing directors to succeed a continuing director would also be considered a continuing director. Article Sixth creates incentive for an acquiror to negotiate the terms of an acquisition directly with the board before the acquiror becomes a significant shareholder. Bypassing board approval can have adverse consequences, such as a higher shareholder approval threshold, a requirement to pay a higher price than the acquiror might otherwise be willing to pay, potential resistance by the board, greater potential for delays, and potentially higher transaction costs.
     The special voting requirements of Article Sixth would not apply to a merger or similar transaction with a party that is not a so-called interested party. Instead, the only shareholder vote required for a merger or similar transaction with someone other than an interested party is the shareholder vote – if any – required by the Ohio General Corporation Law. In some cases the required vote is two thirds of all issued and outstanding shares, for example in the case of a proposed merger. Approval of a majority of shares not held by the party to the transaction could also be required in other cases if the Ohio Control Share Acquisition Act discussed below applies. And in other cases no shareholder vote is necessary under the Ohio General Corporation Law. For example, the Ohio General Corporation Law generally does not require a shareholder vote for issuance of a small percentage of shares (5%, for example) or for a merger in which the corporation is the surviving entity (provided the surviving corporation does not issue or transfer to the other party in the merger shares representing one-sixth or more of the voting power in the election of the surviving corporation’s directors).
     Emerald Bank’s articles of incorporation provide that, unless at least two-thirds of the authorized number of directors recommends approval, the affirmative vote of the holders of Emerald Bank shares entitling them to exercise at least 66% of the voting power of Emerald Bank is required to approve -
-	an amendment of the articles of incorporation, - a proposal to fix or change the number of directors by action of the shareholders,

-	an agreement of merger or consolidation providing for the merger or consolidation of Emerald Bank with another corporation,

-	a proposed combination or majority share acquisition involving the issuance of Emerald Bank shares and requiring shareholder approval, or

-	a proposal to sell, lease, or exchange all or substantially all of Emerald Bank’s property and assets.
     If at least two-thirds of the authorized number of Emerald Bank directors recommends approval of these actions, however, the shareholder vote required for approval is instead the affirmative vote of holders of Emerald Bank shares entitling them to exercise a majority of the voting power of Emerald Bank. The merger of Emerald Bank into Middlefield’s new interim bank subsidiary – EB Interim Bank – was approved and recommended by at least two-thirds of the authorized number of Emerald Bank directors. Therefore, approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the voting power of Emerald Bank under Emerald Bank’s articles of incorporation.
Amendment of articles of incorporation
     An Ohio corporation’s articles of incorporation may be amended by the affirmative vote of two thirds of the shares entitled to vote on the proposal. However, the corporation’s articles of incorporation may instead impose a different approval threshold, but never less than a majority of the shares entitled to vote. Middlefield’s articles of incorporation permit amendment by a majority of the voting power, except that Article Sixth alone may be amended solely by adherence to the special voting requirements discussed above. And as discussed above, the Emerald Bank articles of incorporation may be amended solely by the affirmative vote of at least 66% of the voting power, but if at least two thirds of the authorized number of directors recommends the amendment the articles of incorporation may be amended by the affirmative vote of a mere majority of the voting power.
Amendment of regulations
     By the affirmative vote of a majority of shares entitled to vote, shareholders of an Ohio corporation may amend the regulations or adopt revised regulations (or constitution in the case of a savings bank). Shareholders may amend the regulations without a meeting by the affirmative vote of the holders of two thirds of the shares entitled to vote on the proposal. An Ohio corporation’s articles of incorporation or regulations may change the required shareholder vote but may not allow approval by less than a majority of the voting power. Emerald Bank’s constitution provides for amendment consistent with these provisions of the Ohio General Corporation Law: by the affirmative vote of shareholders entitled to exercise a majority of the voting power for amendments considered at a meeting or by written consent of two thirds of the shareholders without a meeting. In contrast, Middlefield’s articles of incorporation provide that Middlefield’s regulations may be amended by the affirmative vote of shareholders entitled to exercise a majority of the voting power if and only if the board first approves the amendment. Otherwise, the affirmative vote of shareholders entitled to exercise two thirds of the voting power is necessary.
Corporate action without a shareholder meeting
     The Ohio General Corporation Law allows a corporation’s shareholders to act by written consent without a meeting unless the corporation’s articles of incorporation or regulations prohibit action by shareholders without a meeting. In most cases action by written consent without a meeting is not valid unless it is unanimous written consent of all shareholders, but in the case of amendment of a corporation’s regulations (or constitution in the case of a savings bank), written consent of two thirds of the shareholders is sufficient. Neither Middlefield’s nor Emerald Bank’s governing documents alter this right, and Emerald Bank’s constitution explicitly allows action by written consent without a meeting. As a publicly owned corporation, it is impractical for Middlefield’s shareholders to act by written consent without a meeting. Actions requiring approval by Middlefield’s shareholders are submitted to shareholders for their consideration and vote at annual and special meetings.

Indemnification of directors and officers
     Middlefield’s regulations provide that Middlefield must to the full extent allowed by law indemnify its directors, officers, employees, and agents for liabilities arising out of their service to Middlefield. The indemnification provided by Middlefield’s regulations is not exclusive of any other rights to which a person seeking indemnification may be entitled. Middlefield has also entered into Middlefield indemnification agreements with its directors and executive officers. The indemnification agreements allow the directors and officers to select the most favorable indemnification rights provided under (1) Middlefield’s articles of incorporation and regulations in effect on the date of the indemnification agreement or on the date expenses are incurred, (2) state law in effect on the date of the indemnification agreement or on the date expenses are incurred, (3) any liability insurance policy in effect when a claim is made or on the date expenses are incurred, and (4) any other indemnification arrangement otherwise available. The agreements cover all fees, expenses, judgments, fines, penalties, and settlement amounts paid in any matter relating to the director’s or officer’s role as Middlefield’s director, officer, employee, agent or when serving as Middlefield’s representative with another entity. Each indemnification agreement provides for the prompt advancement of all expenses incurred, subject to the obligation to repay those advances if the director or officer is later determined to be not entitled to indemnification. Finally, Middlefield has purchased and maintains liability coverage for the benefit of its directors and officers as well. The directors’ and officers’ liability insurance covers liabilities arising out of their service to Middlefield, potentially including liabilities for which indemnification would not be allowed.
     Emerald Bank’s constitution provides that Emerald Bank will indemnify any present or former director or officer against expenses (including attorneys’ fees, filing fees, court reporters’ fees and transcript costs), judgments, fines and amounts paid in settlement by reason of the fact that the individual is or was a director, officer, employee or agent of Emerald Bank or was serving at the request of Emerald Bank in a similar capacity with another entity. Emerald Bank will also pay expenses incurred in defending any action, suit, or proceeding in advance if the individual first agrees in writing to repay the amounts advanced if the individual ultimately is not entitled to indemnification by Emerald Bank. To receive indemnification, the individual must have acted in good faith and in a manner he or she reasonably believed to be in Emerald Bank’s best interests. For criminal matters, the individual must have had no reasonable cause to believe his or her conduct was unlawful. Although a person claiming indemnification is presumed to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Emerald Bank’s best interests and, for criminal matters, is presumed to have had no reasonable cause to believe his or her conduct was unlawful, Emerald Bank will make any indemnification only upon a determination that the individual has satisfied the applicable standard of conduct. The determination may be made -
-	by a majority vote of a quorum of disinterested directors,

-	if a quorum is not obtainable or if a majority of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel,

-	by the shareholders, or

-	by the Court of Common Pleas of Franklin County, Ohio or the court, if any, in which the action is brought.
     Emerald Bank will not indemnify a present or former director or officer of Emerald Bank who was a party to any completed action or suit instituted by or in the right of Emerald Bank for any matter asserted in the action as to which the individual is adjudged to be liable for acting with reckless disregard for the best interests of Emerald Bank or misconduct, other than negligence, in the performance of the individual’s duty to Emerald Bank. If, however, the Court of Common Pleas of Franklin County, Ohio or the court in which the action is brought determines that the individual is fairly and reasonably entitled to indemnity, Emerald Bank must indemnify the individual to the extent permitted by the court.
     The indemnification provided by Emerald Bank’s constitution is not exclusive of any other rights to which a person seeking indemnification may be entitled. Additionally, Emerald Bank has purchased and maintains liability coverage for the benefit of its directors and officers. The directors’ and officers’ liability insurance covers liabilities arising out of their service to Emerald Bank, potentially including liabilities for which indemnification would not be allowed.
     Middlefield has agreed in section 6.10 of the merger agreement to indemnify and advance the legal expenses of the directors and officers of Emerald Bank for actions or omissions occurring on or before the date the merger occurs, including acts or omissions associated with approval of the merger agreement and completion of the merger, to the fullest extent that Emerald Bank is permitted to indemnify and advance expenses of its directors and officers under Ohio law and Emerald Bank’s articles of incorporation and constitution. Additionally, for three years after the merger occurs Middlefield must maintain directors’ and officers’ liability insurance reimbursing the current and former officers and directors of Emerald Bank for claims against them arising from facts or events occurring before the merger is completed. However, Middlefield is not required to expend more than 150% of the amount expended by Emerald Bank to maintain or procure its current directors’ and officers’ liability policy.

Personal liability of directors
     A director will not be considered to have violated his or her fiduciary duties to the corporation or its shareholders under the Ohio General Corporation Law unless it is proved by clear and convincing evidence that the director did not act (x) in good faith, (y) in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, or (z) with the care that an ordinarily prudent person in a like position would have used under similar circumstances. Additionally, a director is personally liable if and only if it is proved by clear and convincing evidence that the director’s act or omission occurred with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests. A corporation’s articles of incorporation or regulations may make this limited liability provision inapplicable by reference to the relevant provision of the Ohio General Corporation Law, specifically section 1701.59(D), but neither Middlefield’s articles of incorporation or regulations nor Emerald Bank’s articles of incorporation or constitution make this provision inapplicable. Under limited circumstances stated in section 1701.95 of the Ohio General Corporation Law however, a director of an Ohio corporation can be absolutely liable to the corporation, for example if the director votes in favor of an illegal dividend.
Changes in control
     A number of provisions within the governing documents of each of Middlefield and Emerald Bank could have the effect of preventing, delaying, or making more costly a change in control, whether the change in control is undertaken by a tender offer, a proxy contest, open-market purchases, or otherwise in a transaction not first approved by the board of directors. The provisions of Middlefield’s governing documents having an anti-takeover impact could discourage altogether a takeover attempt that is not first approved by Middlefield’s board of directors, even though individual shareholders might consider a takeover to be in shareholders’ best interests and even though a takeover might involve payment of a substantial premium to shareholders over the prevailing stock price. Accordingly, shareholders who wish to benefit from a takeover or takeover attempt might not have the opportunity to do so. These provisions of Middlefield’s governing document will also make removal of Middlefield’s directors and management more difficult. Provisions in Middlefield’s articles of incorporation and regulations that are intended to reduce Middlefield’s vulnerability to takeover attempts that are not first negotiated with and approved by the board of directors, and that could have an anti-takeover impact include these -
-	Middlefield’s board of directors may issue additional authorized shares of Middlefield’s common stock to deter future attempts to gain control of Middlefield,

-	the classification of Middlefield’s board into three classes serving staggered terms of three years each is intended to provide for board continuity and to make it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board without the consent of Middlefield’s incumbent board of directors,

-	Middlefield’s articles of incorporation do not allow for cumulative voting. Multiplying a shareholder’s voting power in the election of directors and allowing the shareholder to distribute votes among candidates as the shareholder chooses, cumulative voting can be used by minority shareholders to gain representation on a board,

-	Middlefield’s regulations provide that shareholders may elect directors at annual meetings only,

-	the regulations also impose procedural requirements shareholders must adhere to for the purpose of proposing business for shareholders’ consideration and vote at a meeting or nominating director candidates,

-	Middlefield’s regulations cannot be amended unless two thirds of Middlefield’s shares are voted in favor of amendment, but a mere majority may approve an amendment that is first approved by Middlefield’s board of directors,

-	special voting requirements apply under Article Sixth of Middlefield’s articles of incorporation to business combinations involving holders of 10% or more of Middlefield’s shares.
     Provisions of Ohio law could also impede attempts to gain control of Middlefield. Enacted as the result of numerous changes in corporate control accomplished in the 1980s by tender offer and other means, such as hostile tender offers not first approved by the acquired company’s board of directors and contested director elections, the Ohio Control Share Acquisition Statute and the Ohio Merger Moratorium Statute could make a change in control of an Ohio corporation difficult even if the change in control is desired by the holders of a majority of the corporation’s shares. These statutes give shareholders of Ohio corporations voting power over change-in-control transactions that historically were not required to be submitted to shareholders for approval, create incentives for acquirors to negotiate changes in control in advance with an Ohio corporation’s board of directors, and impede a hostile acquiror’s ability to exercise its voting power without regard to the interests of other shareholders.
     Ohio Control Share Acquisition Statute. Known as the “Ohio Control Share Acquisition Statute,” section 1701.831 of the Ohio Revised Code requires specified notice and informational filings and special shareholder meetings and voting procedures before a proposed “control share acquisition” may occur. The term control share acquisition means an acquisition of shares of a so-called “issuing public corporation” that would entitle the acquirer, directly or indirectly, alone or with others, to exercise or direct the voting power of the issuing public corporation in the election of directors within any of the following ranges –

-	one-fifth or more but less than one-third of the voting power,

-	one-third or more but less than a majority of the voting power, or

-	a mere majority or more of the voting power.
     The term issuing public corporation is defined in the statute as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio. Assuming the party proposing a control share acquisition complies with the notice and information filing requirements of the statute, the proposed control share acquisition may occur if at a duly convened special meeting of shareholders the acquisition is approved by both –
-	a majority of the voting power of the corporation represented in person or by proxy at the meeting, and

-	a majority of the voting power of shareholders other than -
-	the acquiring shareholder,

-	officers of the corporation elected or appointed by the directors of the corporation,

-	employees of the corporation who are also directors of the corporation, and

-	persons who acquire specified amounts of shares after the first public disclosure of the proposed control share acquisition.
     The Ohio Control Share Acquisition Statute does not apply to a corporation whose articles of incorporation or regulations declare that the statute shall not apply. Neither Middlefield’s nor Emerald Bank’s governing documents provide that the statute shall not apply. In other words, the statute could apply to Middlefield and to Emerald Bank because both corporations are issuing public corporations as defined by the statute. The proposed merger of Emerald Bank into EB Interim Bank is not a control share acquisition and the statute therefore does not apply to this proposed merger transaction.
     Ohio Merger Moratorium Statute. Known as the “Ohio Merger Moratorium Statute,” Chapter 1704 of the Ohio Revised Code prohibits specified business combinations and transactions between an issuing public corporation and a beneficial owner of shares representing 10% or more of the voting power of the corporation in the election of directors. The specified business combination transactions are prohibited for at least three years after the person becomes a 10% owner, unless the issuing public corporation’s board of directors approves either the business combination transaction itself or the acquisition resulting in the person becoming a 10% owner. Board approval must, however, occur before the person becomes a 10% owner. For three years after the person becomes a 10% owner the following transactions between the corporation and the 10% owner are prohibited -
-	mergers and similar transactions,

-	the purchase, lease, sale, or other transaction involving corporate assets with a fair market value exceeding thresholds specified in the statute,

-	the issuance or transfer of shares or any rights to acquire shares having a fair market value at least equal to 5% of the aggregate fair market value of the corporation’s outstanding shares,

-	a voluntary dissolution,

-	a transaction increasing the 10% owner’s proportionate ownership of the corporation, and

-	other transactions providing to the 10% owner a benefit that is not shared proportionately by all shareholders.
     After the three-year period, transactions between the corporation and the 10% owner are permitted if (x) the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation in the election of directors and by a majority of the outstanding shares other than those of the 10% owner or (y) the business combination results in shareholders other than the interested shareholder receiving the fair market value for their shares, with fair market value being determined according to the method specified in the statute.
     The Ohio Merger Moratorium Statute does not apply to Emerald Bank because the statute applies solely to issuing public corporations that have equity securities registered and that are required to file reports under the Securities Exchange Act of 1934. The statute also would not apply in the case of an issuing public corporation that does have securities registered under the Securities Exchange Act of 1934 if the corporation’s articles of incorporation provide that the statute shall not apply. However, Middlefield’s articles of incorporation do not provide that the statute shall not apply. In other words, the statute could apply to a business combination transaction involving Middlefield because Middlefield is an issuing public corporation and it is required to file reports under the Securities Exchange Act of 1934.
     Other provisions of Ohio law. Section 1701.59(E) of the Ohio General Corporation Law explicitly allows an Ohio corporation’s board to consider constituencies other than shareholders, for example in the board’s deliberations about a potential change in control. The board may consider the social, legal, and economic consequences of a change in control on employees and customers and on the communities served by the corporation, in addition to considering the long-term and short-term interests of shareholders.

     Under the “anti-greenmail” provision of Ohio securities law section 1707.043, a public corporation formed in Ohio may recover profits a shareholder makes from sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either -
-	that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation, or

-	that his purpose was not to increase any profit or decrease any loss in the stock.
     Also, the corporation may not obtain any recovery unless the aggregate amount of the profit realized by the shareholder exceeds $250,000. Any other shareholder may bring an action on behalf of the corporation if the corporation refuses to bring an action to recover these profits. The party bringing an action may recover attorneys’ fees if the court having jurisdiction over the action orders recovery of profits. An Ohio corporation may elect not to be covered by the “anti-greenmail” statute with an appropriate amendment of its articles of incorporation or regulations. Middlefield has taken and intends to take no action to opt out of the “anti-greenmail” statute’s coverage.
     Change in Control of Ohio Savings Banks and Holding Companies. Section 1161.78 of the Ohio Revised Code and regulations of the Ohio Division of Financial Institutions prohibit a person from acquiring 25% or more of an Ohio savings bank’s or savings bank holding company’s voting power unless (x) the person gives notice of the acquisition at least 60 days in advance to the Ohio Division of Financial Institutions and (y) the Division of Financial Institutions does not disapprove the acquisition. Advance notice to and non-objection of the Ohio Division of Financial Institutions is also required if a person’s voting power constitutes presumed control. That is, a person is presumed to control an Ohio savings bank or holding company if the person owns or has the power to vote 10% or more of any class of voting securities and either the savings bank or holding company has a class of securities registered under section 12 of the Securities Exchange Act of 1934 or no other person owns or has the power to vote a greater percentage of that class of voting securities. Similar requirements for advance notice to and non-objection from regulatory authorities apply under the Federal Deposit Insurance Act and FDIC regulations to acquisitions of control of Ohio-chartered savings banks.
Information about Emerald Bank
Emerald Bank’s business
     Established on June 1, 2004, Emerald Bank is an Ohio state-chartered savings bank headquartered in Dublin, Ohio. Emerald Bank does not have a parent company or subsidiaries. At December 31, 2006, Emerald Bank had total assets of $41.2 million and total shareholders’ equity of approximately $5.2 million. For the year ended December 31, 2006 Emerald Bank’s return on average assets was (2.2)% and return on average equity was (12.1)%. Emerald Bank’s common shares are not publicly traded on an exchange.
Selected financial data of Emerald Bank
     The following table sets forth selected financial data of Emerald Bank.

			For the Seven
			Months Ended
	As of and for the year ended December 31,		December 31,
	2006	2005	2004 *
	In thousands (000’s), except for per share data and ratios
Balance Sheet Data ($):
Total assets	$41,175	$21,398	$9,313
Loans, net of unearned income	34,073	18,606	2,525
Allowance for credit losses	341	183	25
Deposits	32,837	12,052	2,625
Debt and FHLB advances	3,250	3,250	0
Total shareholders’ equity	5,213	5,861	6,644

Income Statement Data ($):
Interest income	1,811	660	125
Interest expense	1,119	273	10

Net interest income	692	387	115

			For the Seven
			Months Ended
	As of and for the year ended December 31,		December 31,
	2006	2005	2004 *
	In thousands (000’s), except for per share data and ratios
Provision for credit losses	173	157	25

Net interest income after provision for credit losses	519	230	90
Non-interest income	87	51	0
Non-interest expense	1,282	1,063	773

Income (loss) before income taxes	(676)	(782)	(683)
Income taxes	0	0	0

Net income (loss)	(676)	(782)	(683)

Per Share Data:

Basic net income	$(0.92)	$(1.07)	$(0.93)
Cash dividends declared	0.00	0.00	0.00
Book value at period end	7.12	8.00	9.07
Weighted average number of shares outstanding – Basic	732,689	732,689	732,689
Significant Financial Ratios:
Return on average assets	-2.20%	-5.26%	-14.02%
Return on average shareholders’ equity	-12.05%	-12.50%	-17.62%
Net interest margin	2.25%	2.61%	2.36%
Total loans to total deposits	104.00%	154.00%	96.41%
Allowance for credit losses to period ending loans	1.00%	0.98%	1.00%
Allowance for credit losses to total non-performing loans	227.00%	2033.00%	N/A
Net charge-offs to period ending loans	0.04%	0.00%	0.00%
Tier 1 Leverage Capital	12.50%	27.39%	71.34%

*	The bank’s operations began on June 1, 2004. Operating results displayed represent only seven months of operations. Return on average assets, return on average shareholders’ equity, and net interest margin for the period ended December 31, 2004 have been annualized for comparative purposes. The remainder of the data for the period have not been annualized.
Information about Middlefield Banc Corp.
Middlefield’s business
     Incorporated in 1988 under the Ohio General Corporation Law, Middlefield is a one-bank holding company registered under the Bank Holding Company Act of 1956. Its sole subsidiary is The Middlefield Banking Company. Middlefield’s business currently is limited to acting as holding company for the bank and Middlefield’s principal source of income and funds is earnings of and dividends paid by The Middlefield Banking Company. Middlefield’s principal executive offices are located at 15985 East High Street, Middlefield, Ohio 44062-0035, telephone number is (440) 632-1666.
     The Middlefield Banking Company was chartered under Ohio law in 1901. Engaged in a general commercial banking business in northeastern Ohio, the bank offers commercial banking services principally to small and medium-sized businesses, professionals and small business owners, and retail customers. The bank offers a broad range of banking services, including checking, savings, and negotiable order of withdrawal (NOW) accounts, money market accounts, time certificates of deposit, safe deposit facilities, and travelers’ checks. The bank offers online banking and bill payment services to individuals and online cash management services to business customers through its website at www.middlefieldbank.com. The bank’s loan products include operational and working capital loans, loans to finance capital purchases, term business loans, residential construction loans, selected guaranteed or subsidized loan programs for small businesses, professional loans, residential mortgage and commercial mortgage loans, and consumer installment loans to purchase automobiles, boats, and for home improvement and other personal expenditures. The Middlefield Banking Company’s market area consists principally of Geauga, Portage, Trumbull, and Ashtabula Counties.
     Loan portfolio composition. The Middlefield Banking Company’s loan policy aspires to a loan composition mix consisting of approximately 60% to 70% residential real estate loans, 35% to 40% commercial loans, consumer loans of 5% to 15%, and credit card accounts of up to 5%. Although Ohio bank law imposes no material restrictions on the kinds of loans The Middlefield Banking Company may make, real estate-based lending has historically been the bank’s primary focus. For prudential reasons, the bank avoids lending on the security of real estate located in regions with which the bank is not familiar, and as a consequence almost all of the bank’s real-estate secured loans are secured by real property in northeastern Ohio. Ohio bank law does restrict the amount of loans an Ohio-chartered bank such as The Middlefield Banking Company may make, however, providing generally that loans and extensions of credit to any one borrower may not exceed 15% of capital. An additional margin of 10% of capital is allowed for loans fully secured by readily marketable collateral. This 15% legal lending limit has not been a material restriction on The Middlefield Banking Company’s lending. The Middlefield Banking Company can accommodate loan volumes exceeding the legal lending limit by selling loan participations to other banks. The Middlefield Banking Company’s internal policy is to maintain its credit exposure to any one borrower at less than $3.0 million, which is comfortably within the range of the bank’s legal lending limit. As of September 30, 2006 the bank’s 15%-of-capital limit on loans to a single borrower was approximately $4.67 million.
     The bank offers specialized loans for business and commercial customers, including equipment and inventory financing, real estate construction loans, and Small Business Administration loans for qualified businesses. A substantial portion of the bank’s commercial loans are designated as real estate loans for regulatory reporting purposes because they are secured by mortgages on real property. Loans of that type may be made for purpose of financing commercial activities, such as accounts receivable, equipment purchases and leasing, but they are secured by real estate to provide the bank with an extra measure of security. Although these loans might be secured in whole or in part by real estate, they are treated in the discussions to follow as commercial and industrial loans. The bank’s consumer installment loans include secured and unsecured loans to individual borrowers for a variety of purposes, including personal, home improvements, revolving credit lines, autos, boats, and recreational vehicles.

     The following table shows the composition of the loan portfolio in dollar amounts and in percentages, along with a reconciliation to loans receivable, net.

			At December 31,
	At September 30, 2006		2005		2004		2003		2002		2001
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Type of loan:
Commercial and industrial	$66,841	27.30%	$65,252	27.88%	$52,148	24.18%	$42,063	21.81%	$32,916	18.82%	$28,313	18.53%
Real estate construction	3,687	1.51%	2,725	1.16%	3,144	1.46%	3,434	1.78%	3,207	1.83%	3,200	2.09%
Mortgage:
Residential	159,933	65.32%	151,866	64.88%	147,425	68.36%	134,007	69.48%	123,844	70.79%	113,049	73.97%
Commercial	8,759	3.58%	8,208	3.51%	7,027	3.26%	7,866	4.08%	9,521	5.44%	3,388	2.22%
Consumer installment	5,632	2.30%	6,004	2.57%	5,909	2.74%	5,510	2.85%	5,455	3.12%	4,878	3.19%

Total loans	244,852	100.00%	234,055	100%	215,653	100%	192,880	100%	174,943	100%	152,828	100%

Less:
Allowance for loan losses	3,049		2,841		2,623		2,521		2,300		2,062

Net loans	$241,803		$231,214		$213,030		$190,359		$172,643		$150,766

Net loans as a percent of total assets	74.25%		74.29%		73.15%		72.55%		76.31%		76.20%

     The following table presents maturity information for the loan portfolio at December 31, 2005. The table does not include prepayments or scheduled principal repayments. All loans are shown as maturing based on contractual maturities.

	Loan portfolio maturity at December 31, 2005
	Commercial
	and	Real estate	Mortgage		Consumer
(dollars in thousands)	industrial	construction	Residential	Commercial	installment	Total
Amount due:
In one year or less *	$16,581	$1,299	$46,564	$1,325	$2,181	$67,950
After one year through five years	32,363	534	77,950	2,583	3,288	116,718
After five years	16,308	892	27,352	4,300	535	49,387

Total amount due	$65,252	$2,725	$151,866	$8,208	$6,004	$234,055

*	Loans due on demand and overdrafts are included in the amount due in one year or less. The Middlefield Banking Company has no loans without a stated schedule of repayment or a stated maturity.
     The following table shows the dollar amount of all loans due after December 31, 2005 that have pre-determined interest rates and the dollar amount of all loans due after December 31, 2005 that have floating or adjustable rates.

(dollars in thousands)	Fixed rates	Adjustable rates	Total
Commercial and industrial	$23,104	$25,567	$48,671
Real estate construction	595	831	1,426
Mortgage:
Residential	26,707	78,595	105,302
Commercial	5,446	1,437	6,883
Consumer installment	3,823	0	3,823

Total	$59,675	$106,430	$166,105

     Residential mortgage loans. A significant portion of the bank’s lending consists of origination of conventional loans secured by 1-4 family real estate located in Geauga, Portage, Trumbull, and Ashtabula Counties, accounting for approximately $159.93 million or 65.32% of the bank’s total loan portfolio at September 30, 2006. The bank makes loans of up to 80% of the value of the real estate and improvements securing a loan (the “loan-to-value” or “LTV” ratio) on 1-4 family real estate. The bank generally does not lend in excess of 80% of the appraised value or sales price (whichever is less) of the property unless additional collateral is obtained, thereby lowering the total LTV. The bank offers residential real estate loans with terms of up to 30 years. Before 1996, nearly all residential mortgage loans originated by the bank were written on a balloon-note basis. During 1996, the bank began to originate fixed-rate mortgage loans for maturities up to 20 years. In late 1998, the bank began originating adjustable-rate mortgage loans and de-emphasized balloon-note mortgages. Approximately 66.85% of the portfolio of conventional mortgage loans secured by 1-4 family real estate at September 30, 2006 was adjustable rate. The bank’s mortgage loans are ordinarily retained in the loan portfolio. The bank’s residential mortgage loans have not been originated with loan documentation that would permit their sale to Fannie Mae and Freddie Mac. The bank’s home equity loan policy generally allows for a loan of up to 85% of a property’s appraised value, less the principal balance of the outstanding first mortgage loan. The bank’s home equity loans generally have terms of ten years. At September 30, 2006, residential mortgage loans of approximately $710,000 were over 90 days delinquent or nonaccruing on that date, representing 0.44% of the residential mortgage loan portfolio.
     Commercial and commercial real estate loans. The bank’s commercial loan services include -

-	accounts receivable, inventory and	-	short-term notes
-	working capital loans	-	selected guaranteed or subsidized loan programs for small businesses
-	renewable operating lines of credit	-	loans to professionals
-	loans to finance capital equipment	-	commercial real estate loans
-	term business loans
     Commercial real estate loans include commercial properties occupied by the proprietor of the business conducted on the premises, and income-producing or farm properties. Although the bank makes agricultural loans, it currently does not have a significant amount of agricultural loans. One of the primary risks of commercial real estate loans is loss of income of the owner or occupier of the property and the inability of the market to sustain rent levels. Although commercial and commercial real estate loans generally bear somewhat more risk than single-family residential mortgage loans, commercial and commercial real estate loans tend to be higher yielding, tend to have shorter terms, and commonly provide for interest-rate adjustments as prevailing rates change.

Accordingly, commercial and commercial real estate loans enhance a lender’s interest rate risk management and, in management’s opinion, promote more rapid asset and income growth than a loan portfolio comprised strictly of residential real estate mortgage loans.
     One of the primary risks associated with commercial loans is the possibility that the commercial borrower will not generate income sufficient to repay the loan. The bank’s loan policy provides that commercial loan applications must be supported by documentation indicating that there will be cash flow sufficient for the borrower to service the proposed loan. Financial statements or tax returns for at least three years must be submitted, and annual reviews are undertaken for loans of $200,000 or more. The fair market value of collateral for collateralized commercial loans must exceed the bank’s loan exposure. For this purpose fair market value is determined by independent appraisal or by the loan officer’s estimate employing guidelines established by the loan policy. Term loans not secured by real estate generally have terms of five years or less, unless guaranteed by the U.S. Small Business Administration or other governmental agency, and terms loans secured by collateral having a useful life exceeding five years may have longer terms. The bank’s loan policy allows for terms of up to 15 years for loans secured by commercial real estate, and one year for business lines of credit. The maximum loan-to-value ratio for commercial real estate loans is 75% of the appraised value or cost, whichever is less.
     Real estate is commonly a material component of collateral for the bank’s loans, including commercial loans. Although the expected source of repayment of these loans is generally the operations of the borrower’s business or personal income, real estate collateral provides an additional measure of security. Risks associated with loans secured by real estate include fluctuating land values, changing local economic conditions, changes in tax policies, and a concentration of loans within a limited geographic area.
     Commercial and commercial real estate loans totaled $75.60 million at September 30, 2006, or 30.88% of the bank’s total loan portfolio. At September 30, 2006 commercial and commercial real estate loans of approximately $947,000 were over 90 days delinquent or non-accruing on that date, representing 1.25% of the commercial and commercial real estate loan portfolios.
     Real estate construction. The Middlefield Banking Company originates several different types of loans that it categorizes as construction loans, including –
-    residential construction loans to borrowers who will occupy the premises upon completion of construction,
-    residential construction loans to builders,
-    commercial construction loans, and
-    real estate acquisition and development loans.
     Because of the complex nature of construction lending, these loans are generally recognized as having a higher degree of risk than other forms of real estate lending. The bank’s fixed-rate and adjustable-rate construction loans do not provide for the same interest rate terms on the construction loan and on the permanent mortgage loan that follows completion of the construction phase of the loan. It is the norm for the bank to make residential construction loans without an existing written commitment for permanent financing. The bank’s loan policy provides that the bank may make construction loans with terms of up to one year, with a maximum loan-to-value ratio for residential construction of 80%.
     At September 30, 2006, real estate construction loans totaled $3.69 million, or 1.50% of the bank’s total loan portfolio. There were no real estate construction loans with outstanding balances more than 90 days delinquent or nonaccruing.
     Consumer installment loans. The bank’s consumer installment loans include secured and unsecured loans to individual borrowers for a variety of purposes, including personal, home improvement, revolving credit lines, autos, boats, and recreational vehicles. The bank does not currently engage in indirect lending. Unsecured consumer loans have significantly higher interest rates than secured loans. The bank maintains a higher loan loss allowance for consumer loans, while maintaining strict credit guidelines when considering consumer loan applications. According to the bank’s loan policy, consumer loans secured by collateral other than real estate generally may have terms of up to five years, and unsecured consumer loans may have terms up to two and one-half years. Real estate security generally is required for consumer loans having terms exceeding five years. The bank had approximately $5.63 million in its consumer installment loan portfolio at September 30, 2006, representing 2.30% of total loans. Consumer installment loans of approximately $20,000 were over 90 days delinquent or nonaccruing on that date, representing 0.35% of the installment loan portfolio.
     Loan solicitation and processing. Loan originations are developed from a number of sources, including continuing business with depositors, other borrowers and real estate builders, solicitations by bank personnel and walk-in customers. When a loan request is made, the bank reviews the application, credit bureau reports, property appraisals or evaluations, financial information, verifications of income, and other documentation concerning the creditworthiness of the borrower, as applicable to each loan type. The bank’s underwriting guidelines are set by senior management and approved by the board. The loan policy specifies each individual officer’s loan approval authority. Loans exceeding an individual officer’s approval authority are submitted to a committee consisting of loan officers, which has authority to approve loans up to $250,000. The full board acts as a loan committee for loans exceeding that amount.
     Income from lending activities. The bank earns interest and fee income from its lending activities. Net of origination costs, loan origination fees are amortized over the life of a loan. The bank also receives loan fees related to existing loans, including late charges. Income from loan origination and commitment fees and discounts varies with the volume and type of loans and commitments made and with competitive and economic conditions.
     Nonperforming loans. Late charges on residential mortgages and consumer loans are assessed if a payment is not received by the due date plus a grace period. When an advanced stage of delinquency exists on a single-family loan and if repayment cannot be expected within a reasonable time or a repayment agreement is not entered into, a required notice of foreclosure or repossession proceedings may be prepared by the bank’s attorney and delivered to the borrower so that foreclosure proceedings may be initiated promptly, if necessary. The bank also collects late charges on commercial loans. When the bank acquires real estate through foreclosure, voluntary deed, or similar means, it is classified as “other real estate owned” until it is sold. When property is acquired in this manner, it is recorded at the lower of cost (the unpaid principal balance at the date of acquisition) or fair value. Any subsequent write-down is charged to expense. All costs incurred from the date of acquisition to maintain the property are expensed. “Other real estate owned” is appraised during the foreclosure process, before acquisition. Losses are recognized for the amount by which the book value of the related mortgage loan exceeds the estimated net realizable value of the property.
     The bank undertakes regular review of the loan portfolio to assess its risks, particularly the risks associated with the commercial loan portfolio. This includes annual review of every commercial loan representing credit exposure of $150,000 or more. An independent firm performs semi-annual loan reviews for the bank.
     Classified Assets. FDIC regulations governing classification of assets require nonmember commercial banks to classify their own assets and to establish appropriate general and specific allowances for losses, subject to FDIC review. The regulations are designed to encourage management to evaluate assets on a case-by-case basis, discouraging automatic classifications. Under this classification system, problem assets of insured institutions are classified as “substandard,” “doubtful,” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as “doubtful” have all the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses make collection of principal in full – on the basis of currently existing facts, conditions, and values – highly questionable and improbable. Assets classified as “loss” are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the bank to risk sufficient to warrant classification in one of the above categories, but that possess some weakness, are required to be designated “special mention” by management.
     When an insured institution classifies assets as either “substandard” or “doubtful,” it may establish allowances for loan losses in an amount deemed prudent by management. When an insured institution classifies assets as “loss,” it is required either to establish an allowance for losses equal to 100% of that portion of the assets so classified or to charge off that amount. An FDIC-insured institution’s determination about classification of its assets and the amount of its allowances is subject to review by the FDIC, which may order the establishment of additional loss allowances. Management also employs an independent third party to semi-annually review and validate the internal loan review process and loan classifications. The bank’s classified assets are as follows.

	Classified assets at December 31,
	2005		2004		2003		2002		2001
		Percent		Percent		Percent		Percent		Percent
		of total		of total		of total		of total		of total
(dollars in thousands)	Amount	loans	Amount	loans	Amount	loans	Amount	loans	Amount	loans
Classified loans:
Special mention	$6,567	2.81%	$4,094	1.90%	$2,876	1.49%	$4,713	2.69%	$4,254	2.78%
Substandard	2,020	0.86%	3,097	1.44%	1,920	1.00%	1,285	0.74%	2,067	1.35%
Doubtful	0	0.00%	163	0.08%	199	0.10%	280	0.16%	290	0.19%
Loss	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%

Total	$8,587	3.67%	$7,354	3.42%	$4,995	2.59%	$6,278	3.59%	$6,611	4.32%

	Classified assets at September 30,
	2006		2005
		Percent		Percent
		of total		of total
(dollars in thousands)	Amount	loans	Amount	loans
Classified loans:
Special mention	$7,075	2.89%	$5,711	2.53%
Substandard	2,052	0.84%	2,248	1.00%
Doubtful	0	0.00%	0	0.00%
Loss	0	0.00%	0	0.00%

Total	$9,127	3.73%	$7,959	3.41%

     Investments. Investment securities provide a return on residual funds after lending activities. Investments may be in federal funds sold, corporate securities, U.S. Government and agency obligations, state and local government obligations and government-guaranteed, mortgage-backed securities. The bank generally does not invest in securities that are rated less than investment grade by a nationally recognized statistical rating organization. Ohio bank law prescribes the kinds of investments an Ohio-chartered bank may make. Permitted investments include local, state, and federal government securities, mortgage-backed securities, and securities of federal government agencies. An Ohio-chartered bank also may invest up to 10% of its assets in corporate debt and equity securities, or a higher percentage in certain circumstances. Similar to the legal lending limit on loans to any one borrower, Ohio bank law also limits to 15% of capital the amount an Ohio-chartered bank may invest in the securities of any one issuer, other than local, state, and federal government and federal government agency issuers and mortgage-backed securities issuers. These Ohio bank law provisions have not been a material constraint upon the bank’s investment activities.
     All securities-related activity is reported to the bank’s board of directors. General changes in investment strategy are required to be reviewed and approved by the board. Senior management can purchase and sell securities in accordance with the bank’s stated investment policy. Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the bank has the ability at the time of purchase to hold a security until maturity or on a long-term basis, the security is classified as held-to-maturity and is reflected on the balance sheet at historical cost. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available-for-sale. Available-for-sale securities are reflected on the balance sheet at their market value. The following tables set forth the amortized cost and estimated market value of the bank’s investment portfolio at the dates indicated.

	Investment portfolio amortized cost and estimated value
	at September 30, 2006
		Gross	Gross
	Amortized	unrealized	unrealized	Estimated
(dollars in thousands)	cost	gains	losses	market value
Available for Sale:
U.S. Government agency securities	$7,255	$3	$(118)	$7,140
Obligations of states and political subdivisions:
Taxable	749	0	(22)	727
Tax-exempt	29,217	232	(190)	29,259
Corporate securities	0	0	0	0
Mortgage-backed securities	17,805	0	(557)	17,248
Equity securities	694	1	(44)	651

Total	$55,720	$236	$(931)	$55,025

Held to Maturity:
U.S. Government agency securities	$0	$0	$0	$0
Obligations of states and political subdivisions:
Taxable	0	0	0	0
Tax-exempt	216	10	0	226
Corporate securities	0	0	0	0
Mortgage-backed securities	0	0	0	0

Total	$216	$10	$0	$226

Total Investment Securities	$55,936	$246	$(931)	$55,251

	Investment portfolio amortized cost and estimated value at December 31,
	2005				2004				2003
		Gross	Gross			Gross	Gross			Gross	Gross	Estimated
	Amortized	unrealized	unrealized	Estimated	Amortized	unrealized	unrealized	Estimated market	Amortized	unrealized	unrealized	market
(dollars in thousands)	cost	gains	losses	market value	cost	gains	losses	value	cost	gains	losses	value
Available for Sale:
U.S. Government agency securities	$7,261	$10	$(112)	$7,159	$5,273	$71	$(18)	$5,326	$6,062	$133	$(18)	$6,177
Obligations of states and political subdivisions:

Taxable	748	0	(23)	725	748	0	(11)	737	210	6	0	216
Tax-exempt	28,231	98	(331)	27,998	21,239	303	(66)	21,477	14,564	325	(48)	14,841
Corporate securities	0	0	0	0	0	0	0	0	350	9	0	359
Mortgage-backed securities	22,229	16	(640)	21,605	29,625	81	(403)	29,302	28,591	112	(329)	28,374
Equity securities	444	1	(45)	400	399	0	0	399	0	0	0	0

Total	$58,913	$125	$(1,151)	$57,887	$57,284	$455	$(498)	$57,241	$49,777	$585	$(395)	$49,967

Held to Maturity:
U.S. Government agency securities	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Obligations of states and political subdivisions:

Taxable	0	0	0	0	0	0	0	0	0	0	0	0
Tax-exempt	221	12	0	233	221	22	0	244	945	18	0	963
Corporate securities	0	0	0	0	0	0	0	0	914	38	0	952
Mortgage-backed securities	0	0	0	0	0	0	0	0	0	0	0	0

Total	$221	$12	$0	$233	$221	$22	$0	$244	$1,859	$56	$0	$1,915

Total Investment Securities	$59,134	$137	$(1,151)	$58,120	$57,505	$477	$(498)	$57,485	$51,636	$641	$(395)	$51,882

     The contractual maturity of investment securities at September 30, 2006 is shown below. Expected maturities of investment securities could differ from contractual maturities because the borrower, or issuer, could have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 2006
			More than one to five		More than five to ten				Total investment securities and
	One year or less		years		years		More than ten years		mortgage-backed securities
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Market
	cost	yield	cost	yield	cost	yield	cost	yield	cost	yield	value
U.S. Government agency	$0	0.00%	$2,767	5.20%	$4,487	4.60%	$0	0.00%	$7,254	4.83%	$7,141
Obligations of states and political subdivisions:

Taxable	0	0.00%	749	3.83%	0	0.00%	0	0.00%	749	3.83%	727
Tax-exempt	6,871	3.48%	7,747	3.76%	5,526	3.96%	9,073	4.35%	29,217	3.92%	29,260
Mortgage-backed securities	0	0.00%	163	4.92%	1,266	4.28%	16,538	4.57%	17,967	4.55%	17,395

Total	$6,871	3.48%	$11,426	4.19%	$11,279	4.40%	$25,611	4.61%	$55,187	4.48%	$54,523

     As of September 30, 2006 the bank also held 14,858 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which is a restricted security. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable market value. The stock can be sold at its par value only and solely to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities. The bank’s minimum investment in FHLB stock at September 30, 2006 was approximately $465,420.
     Deposit accounts. Deposit accounts are a major source of funds for the bank. The bank offers a number of deposit products to attract both commercial and regular consumer checking and savings customers, including regular and money market savings accounts, NOW accounts, and a variety of fixed-maturity, fixed-rate certificates with maturities ranging from seven days to 60 months. These accounts earn interest at rates established by management based on competitive market factors and management’s desire to increase certain types or maturities of deposit liabilities. The bank also provides travelers’ checks, official checks, money orders, ATM services, and IRA accounts. The following table shows the amount of time deposits of $100,000 or more as of September 30, 2006, including certificates of deposit, by time remaining until maturity.

	Maturity of time deposits of $100,000
	or more at September 30, 2006
Time remaining to maturity	Amount	Percent of total
Within three months	$3,970,602	12.73%
Beyond three but within six months	4,776,924	15.32%
Beyond six but within twelve months	10,853,608	34.81%
Beyond one year	11,580,064	37.14%

Total	$31,181,198	100.00%

     Borrowings. Deposits and repayment of loan principal are the bank’s primary sources of funds for lending activities and other general business purposes. However, when the supply of lendable funds or funds available for general business purposes cannot satisfy the demand for loans or general business purposes, the bank can obtain funds from the FHLB of Cincinnati. Interest and principal are payable monthly. The line of credit is secured by a blanket pledge collateral agreement. At September 30, 2006, the bank had $28.69 million of FHLB borrowings outstanding. Middlefield also has access to credit through the Federal Reserve Bank of Cleveland and other funding sources. The outstanding balances and related information about short-term borrowings, which includes securities sold under agreements to repurchase are summarized as follows.

	2005	2004	2003
Balance at year end	$6,710,914	$1,871,763	$444,819
Average balance outstanding	1,844,018	298,500	726,874
Maximum month-end balance	6,710,914	2,057,054	2,327,544
Weighted average rate at year end	4.38%	3.80%	0.23%
Weighted average rate during the year	5.63%	0.73%	0.56%
     Personnel. As of December 31, 2006 Middlefield and the bank had 80 full-time equivalent employees. None of the employees is represented by a collective bargaining group. Management considers its relations with employees to be excellent.

Supervision and regulation
     The following discussion of bank supervision and regulation is qualified in its entirety by reference to the statutory and regulatory provisions discussed. Changes in applicable law or in the policies of various regulatory authorities could affect materially the business and prospects of Middlefield and the bank.
     Middlefield is a bank holding company within the meaning of the Bank Holding Company Act of 1956. As such, Middlefield is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System. Middlefield is required to file annual reports and other information with the Federal Reserve. The Middlefield Banking Company is an Ohio-chartered commercial bank. As a state-chartered, nonmember bank, the bank is primarily regulated by the FDIC and by the Ohio Division of Financial Institutions. Federal and state banking laws governing Middlefield and its bank subsidiary are intended to protect depositors, not stockholders. Federal and state laws applicable to holding companies and their financial institution subsidiaries regulate the range of permissible business activities, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, establishment of branches, mergers, dividends, and a variety of other important matters. The bank is subject to detailed, complex, and sometimes overlapping federal and state statutes and regulations affecting routine banking operations. These statutes and regulations include but are not limited to state usury and consumer credit laws, the Truth-in-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, and the Community Reinvestment Act. The bank must comply with Federal Reserve Board regulations requiring depository institutions to maintain reserves against their transaction accounts (principally NOW and regular checking accounts). Because required reserves are commonly maintained in the form of vault cash or in a noninterest-bearing account (or pass-through account) at a Federal Reserve Bank, the effect of the reserve requirement is to reduce an institution’s earning assets. The Federal Deposit Insurance Corporation Improvement Act of 1991 expanded significantly the authority of federal agencies to regulate the activities of federally chartered and state-chartered financial institutions and their holding companies. The Federal Reserve Board and the FDIC have extensive authority to prevent and to remedy unsafe and unsound practices and violations of applicable laws and regulations by institutions and holding companies. The agencies may assess civil money penalties, issue cease-and-desist or removal orders, seek injunctions, and publicly disclose those actions. In addition, the Ohio Division of Financial Institutions possesses enforcement powers to address violations of Ohio banking law by Ohio-chartered banks.
     Bank and bank holding company acquisitions. The Bank Holding Company Act requires every bank holding company to obtain approval of the Federal Reserve before -
-	directly or indirectly acquiring ownership or control of any voting shares of another bank or bank holding company, if after the acquisition the acquiring company would own or control more than 5% of the shares of the other bank or bank holding company (unless the acquiring company already owns or controls a majority of the shares),

-	acquiring all or substantially all of the assets of another bank, or

-	merging or consolidating with another bank holding company.
     The Federal Reserve will not approve an acquisition, merger, or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in satisfying the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in its review of acquisitions and mergers.
     Additionally, the Bank Holding Company Act, the Change in Bank Control Act, and the Federal Reserve Board’s Regulation Y require advance approval of the Federal Reserve to acquire “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of a class of voting securities of the bank holding company. If the holding company has securities registered under Section 12 of the Securities Exchange Act of 1934, as Middlefield does, or if no other person owns a greater percentage of the class of voting securities, control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities. Approval of the Ohio Division of Financial Institutions is also necessary to acquire control of an Ohio-chartered bank.
     Nonbanking activities. With some exceptions, the Bank Holding Company Act has for many years prohibited a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve non-bank activities that, by statute or by Federal Reserve Board regulation or order, are held to be closely related to the business of banking or of managing or controlling banks. In making its determination that a particular activity is closely related to the business of banking, the Federal Reserve considers whether the performance of the activities by a bank holding company can be expected to produce benefits to the public – such as greater convenience, increased competition, or gains in efficiency in resources – that will outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest, or unsound banking practices. Some of the activities determined by Federal Reserve Board regulation to be closely related to the business of banking are making or servicing loans or leases, engaging in insurance and discount brokerage activities, owning thrift institutions, performing data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.
     Financial holding companies. The Gramm-Leach-Bliley Act became law in 1999, repealing much of the 1933 Glass-Steagall Act’s separation of the commercial and investment banking industries. The Gramm-Leach-Bliley Act expands the range of nonbanking activities a bank holding company may engage in, while preserving existing authority for bank holding companies to engage in activities that are closely related to banking. The new legislation creates a new category of holding company called a “financial holding company.” Financial holding companies may engage in any activity that is -
-	financial in nature or incidental to that financial activity, or

-	complementary to a financial activity and that does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.
Activities that are financial in nature include -
-	acting as principal, agent, or broker for insurance,

-	underwriting, dealing in, or making a market in securities, and

-	providing financial and investment advice.
     The Federal Reserve Board and the Secretary of the Treasury have authority to decide that other activities are also financial in nature or incidental to financial activity, taking into account changes in technology, changes in the banking marketplace, competition for banking services, and so on. A bank holding company cannot be a financial holding company unless all of the depository institution subsidiaries are well capitalized and well managed. Although Middlefield is financial holding company, it is currently engaged solely in activities that were permissible for a bank holding company before enactment of the Gramm-Leach-Bliley Act.
     Holding company capital and source of strength. The Federal Reserve considers the adequacy of a bank holding company’s capital on essentially the same risk-adjusted basis as capital adequacy is determined by the FDIC at the bank subsidiary level. In general, bank holding companies are required to maintain a minimum ratio of total capital to risk-weighted assets of 8% and Tier 1 capital – consisting principally of stockholders’ equity – of at least 4%. Bank holding companies are also subject to a leverage ratio requirement. The minimum required leverage ratio for the very highest rated companies is 3%, but as a practical matter the minimum required leverage ratio for most bank holding companies is 4% or higher. It is also Federal Reserve Board policy that bank holding companies serve as a source of strength for their subsidiary banking institutions.
     Under Bank Holding Company Act section 5(e), the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the Federal Reserve Board determines that the activity or control constitutes a serious risk to the financial safety, soundness or stability of a subsidiary bank. And with the Federal Deposit Insurance Corporation Improvement Act of 1991’s addition of the prompt corrective action provisions to the Federal Deposit Insurance Act, section 38(f)(2)(I) of the Federal Deposit Insurance Act now provides that a federal bank regulatory authority may require a bank holding company to divest itself of an undercapitalized bank subsidiary if the agency determines that divestiture will improve the bank’s financial condition and prospects.
     Federal deposit insurance. The FDIC insures deposits of banks, savings banks, and savings associations, and it safeguards the safety and soundness of the banking industry. As an FDIC member institution, deposits in the bank are insured to a maximum of $100,000 per depositor. Banks are required to pay semiannual deposit insurance premium assessments to the FDIC. In general terms, each institution is assessed insurance premiums according to how much risk to the insurance fund the institution represents. The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC also may suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.
     Interstate banking and branching. In 1994 the Riegle-Neal Interstate Banking and Branching Efficiency Act eased restrictions on interstate banking. The Riegle-Neal Act allows the Federal Reserve to approve an application by an adequately capitalized and adequately managed bank holding company to acquire a bank located in a state other than the acquiring company’s home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve may not approve acquisition of a bank that has not been in existence for the minimum time period (up to five years) specified by the statutory law of the acquired, or “target,” bank’s state. The Riegle-Neal Act also prohibits the Federal Reserve from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank’s home state or in any state in which the target bank maintains a branch. The Riegle-Neal Act does not affect the authority of states to limit the percentage of total insured deposits in the state that may be held or controlled by a bank or bank holding company if the limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% statewide concentration limit contained in the Riegle-Neal Act.
     Branching between states may be accomplished by merging commonly controlled banks located in different states into one legal entity. Branching may also be accomplished by establishing de novo branches or acquiring branches in another state. Under section 24(j) of the Federal Deposit Insurance Act, a branch of a bank operating out-of-state – in a “host state” – is subject to the law of the host state regarding community reinvestment, fair lending, consumer protection, and establishment of branches. The Riegle-Neal Act authorizes the FDIC to approve interstate branching de novo by state-chartered banks solely in states that specifically allow it. Ohio bank law allows de novo branching in Ohio by an out-of-state bank. The FDIC has adopted regulations under the Riegle-Neal Act to prohibit an out-of-state bank from using the new interstate branching authority primarily for the purpose of deposit production. These regulations include guidelines to ensure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to satisfy the credit needs of the communities served by the out-of-state bank.
     Risk-based capital requirements. The Federal Reserve Board and the FDIC employ similar risk-based capital guidelines in their examination and regulation of bank holding companies and financial institutions. If capital falls below the minimum levels established by the guidelines, the bank holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities. Failure to satisfy capital guidelines could subject a banking institution to a variety of enforcement actions by federal bank regulatory authorities, including the termination of deposit insurance by the FDIC and a prohibition on the acceptance of “brokered deposits.” In the calculation of risk-based capital, assets and off-balance sheet items are assigned to broad risk categories, each with an assigned weighting (0%, 20%, 50% and 100%). Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which have a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% risk-weight. Off-balance sheet items are also taken into account in the calculation of risk-based capital, with each class of off-balance sheet item being converted to a balance sheet equivalent according to established “conversion factors.” From these computations the total of risk-weighted assets is derived. Risk-based capital ratios therefore state capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios established by guideline are minimums only. Current risk-based capital guidelines require bank holding companies and banks to maintain a minimum risk-based total capital ratio equal to 8% and a Tier 1 capital ratio of 4%. Intangibles other than readily marketable mortgage servicing rights are generally deducted from capital. Tier 1 capital includes stockholders’ equity, qualifying perpetual preferred stock (within limits and subject to conditions, particularly if the preferred stock is cumulative preferred stock), and minority interests in equity accounts of consolidated subsidiaries, less intangibles, identified losses, investments in securities subsidiaries, and certain other assets. Tier 2 capital includes -
-	the allowance for loan losses, up to a maximum of 1.25% of risk-weighted assets, - any qualifying perpetual preferred stock exceeding the amount includable in Tier 1 capital,

-	mandatory convertible securities, and

-	subordinated debt and intermediate term preferred stock, up to 50% of Tier 1 capital.
     The FDIC also employs a market risk component in its calculation of capital requirements for nonmember banks. The market risk component could require additional capital for general or specific market risk of trading portfolios of debt and equity securities and other investments or assets. The FDIC’s evaluation of an institution’s capital adequacy takes account of a variety of other factors as well, including interest rate risks to which the institution is subject, the level and quality of an institution’s earnings, loan and investment portfolio characteristics and risks, risks arising from the conduct of nontraditional activities, and a variety of other factors. Accordingly, the FDIC’s final supervisory judgment concerning an institution’s capital adequacy could differ significantly from the conclusions that might be derived from the absolute level of an institution’s risk-based capital ratios. Therefore, institutions generally are expected to maintain risk-based capital ratios that exceed the minimum ratios discussed above. This is particularly true for institutions contemplating significant expansion plans and institutions that are subject to high or inordinate levels of risk. Moreover, although the FDIC does not impose explicit capital requirements on holding companies of institutions regulated by the FDIC, the FDIC can take account of the degree of leverage and risks at the holding company level. If the FDIC determines that the holding company (or another affiliate of the institution regulated by the FDIC) has an excessive degree of leverage or is subject to inordinate risks, the FDIC may require the subsidiary institution(s) to maintain additional capital or the FDIC may impose limitations on the subsidiary institution’s ability to support its weaker affiliates or holding company.
     The banking agencies have also established a minimum leverage ratio of 3%, which represents Tier 1 capital as a percentage of total assets, less intangibles. However, for bank holding companies and financial institutions seeking to expand and for all but the most highly rated banks and bank holding companies, the banking agencies expect an additional cushion of at least 100 to 200 basis points. At September 30, 2006 The Middlefield Banking Company was in compliance with all regulatory capital requirements.
     Prompt Corrective Action. To resolve the problems of undercapitalized institutions and to prevent a recurrence of the banking crisis of the 1980s and early 1990s, the Federal Deposit Insurance Corporation Improvement Act of 1991 established a system known as “prompt corrective action.” Under the prompt corrective action provisions and implementing regulations, every institution is classified into one of five categories, depending on its total risk-based capital ratio, its Tier 1 risk-based capital ratio, its leverage ratio, and subjective factors. The categories are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A financial institution’s operations can be significantly affected by its capital classification. For example, an institution that is not “well capitalized” generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, and the holding company of any undercapitalized institution must guarantee, in part, aspects of the institution’s capital plan. Financial institution regulatory agencies generally are required to appoint a receiver or conservator shortly after an institution enters the category of weakest capitalization. The Federal Deposit Insurance Corporation Improvement Act of 1991 also authorizes the regulatory agencies to reclassify an institution from one category into a lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Undercapitalized institutions are required to take specified actions to increase their capital or otherwise decrease the risks to the federal deposit insurance funds. The following table illustrates the capital and prompt corrective action guidelines applicable to The Middlefield Banking Company as well as its total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio as of September 30, 2006.

		Minimum	Minimum
	At	necessary to	necessary to
	September	be well	be adequately
	30, 2006	capitalized	capitalized
total risk-based capital	14.67%	10.00%	8.00%
tier 1 risk-based capital	13.43%	6.00%	4.00%
leverage ratio	9.42%	5.00%	3.00%
     Limits on dividends and other payments. Middlefield’s ability to obtain funds for the payment of cash dividends and for other cash requirements depends on the amount of dividends that may be paid to it by its subsidiary bank. Under Ohio bank law, an Ohio-chartered bank may not pay a cash dividend if the amount of the dividend exceeds “undivided profits,” which is defined in Ohio bank law to mean the cumulative undistributed amount of the bank’s net income. But with the approval of two thirds of the outstanding shares and approval of the superintendent of the Division of Financial Institutions, an Ohio-chartered bank may pay cash dividends from surplus. Lastly, approval of the superintendent is also required if the total of all cash dividends and distributions declared on the bank’s shares in any year exceeds the total of the bank’s net income for the year plus retained net income for the two preceding years.
     State-chartered banks’ ability to pay dividends may be affected by capital maintenance requirements of their primary federal bank regulatory agency as well. Moreover, regulatory authorities may prohibit banks and bank holding companies from paying dividends if payment of dividends would constitute an unsafe and unsound banking practice. A 1985 policy statement of the Federal Reserve Board declares that a bank holding company should not pay cash dividends on common stock unless the organization’s net income for the past year is sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality, and overall financial condition.
     Transactions with affiliates. Although The Middlefield Banking Company is not a member bank of the Federal Reserve System, it is required by the Federal Deposit Insurance Act to comply with section 23A and section 23B of the Federal Reserve Act – pertaining to transactions with affiliates – as if it were a member bank. These statutes are intended to protect banks from abuse in financial transactions with affiliates, preventing federally insured deposits from being diverted to support the activities of unregulated entities engaged in nonbanking businesses. An affiliate of a bank includes any company or entity that controls or is under common control with the bank. Generally, section 23A and section 23B of the Federal Reserve Act -
-	limit the extent to which a bank or its subsidiaries may lend to or engage in various other kinds of transactions with any one affiliate to an amount equal to 10% of the institution’s capital and surplus, limiting the aggregate of covered transactions with all affiliates to 20% of capital and surplus,

-	impose restrictions on investments by a subsidiary bank in the stock or securities of its holding company,

-	impose restrictions on the use of a holding company’s stock as collateral for loans by the subsidiary bank, and

-	require that affiliate transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate.
     The bank’s authority to extend credit to insiders – meaning executive officers, directors and greater than 10% stockholders – or to entities those persons control, is subject to section 22(g) and section 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these laws require insider loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans a bank may make to insiders based in part on the bank’s capital position, and require that specified approval procedures be adhered to. Loans to an individual insider may not exceed the legal limit on loans to any one borrower, which in general terms is 15% of capital but can be higher in some circumstances. And the aggregate of all loans to all insiders may not exceed the bank’s unimpaired capital and surplus. Insider loans exceeding the greater of 5% of capital or $25,000 must be approved in advance by a majority of the board, with any interested director not participating in the voting. Lastly, loans to executive officers are subject to special limitations. Executive officers may borrow in unlimited amounts to finance their children’s education or to finance the purchase or improvement of their residence, and they may borrow no more than $100,000 for most other purposes. Loans to executive officers exceeding $100,000 may be allowed if the loan is fully secured by government securities or a segregated deposit account. A violation of these restrictions could result in the assessment of substantial civil monetary penalties, the imposition of a cease-and-desist order or other regulatory sanctions.
     Community Reinvestment Act. Under the Community Reinvestment Act of 1977 and implementing regulations of the banking agencies, a financial institution has a continuing and affirmative obligation – consistent with safe and sound operation – to address the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services it believes are best suited to its particular community. The CRA requires that bank regulatory agencies conduct regular CRA examinations and provide written evaluations of institutions’ CRA performance. The CRA also requires that an institution’s CRA performance rating be made public. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance. Although CRA examinations occur on a regular basis, CRA performance evaluations have been used principally in the evaluation of regulatory applications submitted by an institution. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions, and applications to open branches. Following a CRA examination as of September 19, 2005, The Middlefield Banking Company received a rating of “Outstanding.”
     Sarbanes-Oxley Act of 2002. On July 30, 2002 the Sarbanes-Oxley Act of 2002 became law. The goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures made under the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC under the Securities Exchange Act of 1934. The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules and requires the SEC, securities exchanges, and Nasdaq to adopt extensive additional disclosure, corporate governance, and other related rules. The Sarbanes-Oxley Act has had an impact on a wide variety of corporate governance and disclosure issues, including the composition of audit committees, certification of financial statements by the chief executive officer and the chief financial officer, forfeiture of bonuses and profits made by directors and senior officers in the 12-month period covered by restated financial statements, a prohibition on insider trading during pension plan black-out periods, disclosure of off-balance sheet transactions, a prohibition on personal loans to directors and officers (excluding Federally insured financial institutions), expedited filing requirements for stock transaction reports by officers and directors, the formation of a public accounting oversight board, auditor independence, and various increased criminal penalties for violations of securities laws.
     State banking regulation. As an Ohio-chartered bank, The Middlefield Banking Company is subject to regular examination by the Ohio Division of Financial Institutions. State banking regulation affects the internal organization of the bank as well as its savings, lending, investment, and other activities. State banking regulation may contain limitations on an institution’s activities that are in addition to limitations imposed under federal banking law. The Ohio Division of Financial Institutions may initiate supervisory measures or formal enforcement actions, and if the grounds provided by law exist it may take possession and control of an Ohio-chartered bank.
     Monetary policy. The earnings of financial institutions are affected by the policies of regulatory authorities, including monetary policy of the Federal Reserve Board. An important function of the Federal Reserve System is regulation of aggregate national credit and money supply. The Federal Reserve Board accomplishes these goals with measures such as open market transactions in securities, establishment of the discount rate on bank borrowings, and changes in reserve requirements against bank deposits. These methods are used in varying combinations to influence overall growth and distribution of financial institutions’ loans, investments and deposits, and they also affect interest rates charged on loans or paid on deposits. Monetary policy is influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance, and fiscal policies of the United States government. Federal Reserve Board monetary policy has had and will continue to have a significant effect on the operating results of financial institutions.
Properties
     The bank’s offices are –

Main office:	Mantua Branch
15985 East High Street	10519 South Main Street
Middlefield, Geauga County, Ohio	Mantua, Portage County, Ohio
(owned)	(three-year lease renewed in November
2004, with option to renew for six
additional consecutive three-year terms)

West Branch	Chardon Branch
15545 West High Street	348 Center Street
Middlefield, Geauga County, Ohio	Chardon, Geauga County, Ohio
(owned)	(owned)

Garrettsville Branch	Orwell Branch
8058 State Street	30 South Maple Avenue

Garrettsville, Portage County, Ohio	Orwell, Ashtabula County, Ohio
(owned)	(owned)
Newbury Branch
11110 Kinsman Road
Newbury, Geauga County, Ohio
(opened December 26, 2006)
(10-year lease with option to renew for four
additional five-year terms)
     The Middlefield Banking Company also operates a loan production office in Cortland, Trumbull County, Ohio, which the bank expects will become a full-service banking office by the end of 2008. At September 30, 2006 the net book value of the bank’s investment in premises and equipment totaled $6.57 million. The bank’s electronic data processing functions are performed under contract with an electronic data processing services firm that performs services for financial institutions throughout the Midwest.
Legal proceedings
     From time to time Middlefield and The Middlefield Banking Company are involved in various legal proceedings that are incidental to their business. In the opinion of management no current legal proceedings are material to the financial condition of Middlefield or the bank, either individually or in the aggregate.
Selected financial data of Middlefield
     The summary financial information to follow is not a substitute for Middlefield’s historical financial information and other detailed financial information we provide elsewhere in this prospectus/proxy statement. You should read the summary financial information together with the historical financial information and other detailed financial information we provide. We derived the financial data for the years ended December 31, 2001 through December 31, 2005 from Middlefield’s audited financial statements for the fiscal years ended December 31, 2001 through 2005. The interim financial data at September 30, 2005 and 2006 and for the nine months ended September 30, 2005 and 2006 are derived from the unaudited financial statements of Middlefield for the quarter ended September 30, 2006, included in this prospectus/proxy statement. Middlefield believes that the unaudited interim financial date reflect all adjustments (consisting solely of normal recurring accruals) necessary for a fair presentation of results of operations for those periods and financial position at those dates. The results of operations for the nine-month period ended September 30, 2006 are not necessarily indicative of the operating results for the fiscal year ended December 31, 2006.

	As of and for the nine
	months ended
	September 30,		As of and for the year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Income Statement Data
Interest income	$14,327,027	$12,817,987	$17,378,504	$15,732,536	$14,647,163	$14,119,963	$13,706,569
Interest expense	6,129,689	4,840,076	6,654,614	5,768,898	5,724,907	6,148,086	6,747,922

Net interest income	8,197,338	7,977,911	10,723,890	9,963,638	8,922,256	7,971,877	6,958,647
Provision for loan losses	240,000	195,000	302,000	174,000	315,000	300,000	170,000

Net interest income after provision for loan losses	7,957,338	7,782,911	10,421,890	9,789,638	8,607,256	7,671,877	6,788,647
Noninterest income, including securities gains (losses)	1,788,583	1,566,894	2,119,237	1,779,231	1,428,144	1,143,217	1,194,193
Noninterest expense	5,976,168	5,741,520	7,424,640	6,965,706	6,105,450	5,206,339	4,741,374

Income before income taxes	3,769,753	3,608,285	5,116,487	4,603,163	3,929,950	3,608,755	3,241,466
Income taxes	1,033,587	1,001,000	1,415,156	1,330,000	1,131,330	1,107,806	970,859

Net income	$2,736,166	$2,607,285	$3,701,331	$3,273,163	$2,798,620	$2,500,949	$2,270,607

Balance Sheet Data
Loans, net	241,802,547	223,113,217	231,213,699	213,029,852	190,358,883	172,642,646	150,766,103
Total deposits	264,705,898	248,166,687	249,449,640	239,885,451	219,839,910	187,384,494	167,382,728
FHLB advances	28,690,292	27,242,436	26,578,211	23,683,324	17,665,661	15,690,053	9,301,334
Total stockholders’ equity	29,567,232	26,685,796	27,289,365	24,822,024	23,504,314	21,746,408	19,786,807
Total assets	325,674,611	305,321,644	311,214,191	291,213,986	262,369,448	226,245,533	197,857,964
Per Common Share Data (1)
Basic net income	$1.93	$1.86	$2.64	$2.28	$1.98	$1.77	$1.61

	As of and for the nine
	months ended
	September 30,		As of and for the year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Diluted net income	1.90	1.83	2.60	2.27	1.96	1.75	1.59
Book value	20.74	18.83	19.25	17.67	16.49	15.35	13.93
Weighted Average Number of Shares
Basic	1,421,768	1,410,629	1,407,598	1,428,908	1,417,316	1,406,789	1,410,459
Diluted	1,444,915	1,432,093	1,428,765	1,441,845	1,421,197	1,409,097	1,411,921
Selected Ratios
Return on average equity	12.98%	13.81%	14.43%	13.36%	12.39%	12.08%	11.89%
Return on average assets	1.16%	1.16%	1.23%	1.17%	1.13%	1.17%	1.22%
Dividend payout ratio	34.98%	33.17%	32.10%	32.72%	34.37%	34.30%	34.00%
Efficiency ratio (2)	58.99%	60.15%	54.17%	57.83%	56.42%	55.24%	60.13%
Asset Quality Ratios
Reserve for loan losses to ending total loans	1.25%	1.21%	1.21%	1.22%	1.31%	1.31%	1.35%
Net loan charge-offs to average loans	0.01%	0.03%	0.04%	0.04%	0.05%	0.04%	0.10%
Capital Ratios
Tier 1 leverage ratio (3)	9.42%	8.75%	9.10%	8.52%	8.89%	9.39%	10.03%
Tier 1 risk-based capital ratio (3)	13.43%	12.89%	13.16%	13.01%	14.48%	15.29%	16.48%
Total risk-based capital ratio (3)	14.67%	14.15%	14.41%	14.26%	15.74%	16.54%	17.73%

(1)	Per share amounts are adjusted for 5% stock dividends paid in each year in the period from 2002 through 2006

(2)	Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income minus nonrecurring items.

(3)	Computed in accordance with Federal Reserve Board and FDIC guidelines.
     In the opinion of Middlefield’s management, the quarterly financial data to follow include all normal recurring adjustments necessary to state fairly the information presented. Certain amounts previously reported may have been reclassified to conform with current presentation.

	Three Months Ended
	March 31,		September 30,
	2006	June 30, 2006	2006
Total interest income	$4,560,636	$4,790,313	$4,976,078
Total interest expense	1,874,659	2,037,549	2,217,481

Net interest income	2,685,977	2,752,764	2,758,597
Provision for loan losses	75,000	75,000	90,000

Net interest income after provision for loan losses	2,610,977	2,677,764	2,668,597
Total noninterest income	550,326	594,655	643,602
Total noninterest expense	2,035,731	1,898,032	2,042,405

Income before income taxes	1,125,572	1,374,387	1,269,794
Income taxes	308,000	386,587	339,000

Net income	$817,572	$987,800	$930,794

Per share data *
Net income, basic	$0.58	$0.70	$0.65
Net income, diluted	0.57	0.69	0.64
Average shares outstanding
Basic	1,419,305	1,418,496	1,424,003
Diluted	1,441,845	1,441,861	1,447,454

*	Per share amounts are adjusted for a 5% stock dividend paid on December 15, 2006

	Three Months Ended
	March 31,		September 30,	December 31,
	2005	June 30, 2005	2005	2005
Total interest income	$4,115,912	$4,274,683	$4,427,392	$4,560,517
Total interest expense	1,547,711	1,628,943	1,663,422	1,814,538

Net interest income	2,568,201	2,645,740	2,763,970	2,745,979
Provision for loan losses	60,000	60,000	75,000	107,000

Net interest income after provision for loan losses	2,508,201	2,585,740	2,688,970	2,638,979
Total noninterest income	481,104	526,515	559,275	552,343
Total noninterest expense	2,013,215	1,846,301	1,882,004	1,683,119

Income before income taxes	976,090	1,265,954	1,366,241	1,508,203
Income taxes	262,000	349,000	390,000	414,156

Net income	$714,090	$916,954	$976,241	$1,094,047

Per share data *
Net income, basic	$0.51	$0.66	$0.70	$0.78
Net income, diluted	0.50	0.65	0.69	0.76
Average shares outstanding
Basic	1,396,290	1,401,902	1,405,230	1,409,210
Diluted	1,403,805	1,424,660	1,427,987	1,430,625

*	Per share amounts are adjusted for stock dividends

	Three Months Ended
	March 31,		September 30,	December 31,
	2004	June 30, 2004	2004	2004
Total interest income	$3,798,928	$3,889,197	$3,978,576	$4,065,835
Total interest expense	1,383,071	1,411,961	1,456,471	1,517,395

Net interest income	2,415,857	2,477,236	2,522,105	2,548,440
Provision for loan losses	30,000	30,000	51,000	63,000

Net interest income after provision for loan losses	2,385,857	2,447,236	2,471,105	2,485,440
Total noninterest income	396,719	485,889	484,244	412,379
Total noninterest expense	1,781,318	1,682,607	1,803,558	1,698,223

Income before income taxes	1,001,258	1,250,518	1,151,791	1,199,596
Income taxes	316,000	342,000	330,000	342,000

Net income	$685,258	$908,518	$821,791	$857,596

Per share data *
Net income, basic	$0.49	$0.64	$0.57	$0.60
Net income, diluted	0.49	0.64	0.57	0.59
Average shares outstanding
Basic	1,352,863	1,424,657	1,432,201	1,430,579
Diluted	1,360,377	1,433,676	1,441,220	1,446,181

*	Per share amounts are adjusted for stock dividends
Management’s discussion and analysis of financial condition and results of operations
     Middlefield and its subsidiary bank derive substantially all of their income from banking and bank-related services, including interest earnings on residential real estate, commercial mortgage, commercial, and consumer financings as well as interest earnings on investment securities and deposit services to its customers.

     Middlefield’s board of directors declared a 5% share dividend for shareholders of record on December 1, 2006 and a quarterly cash dividend of $0.24 per common share. After adjustment for the stock dividend, the fourth quarter cash dividend was 7.2% higher than the fourth quarter 2005 cash payout. A 5% stock dividend was also paid by Middlefield in the fourth quarter of 2005. Share and related price and dividend amounts discussed herein have been adjusted to reflect the stock dividends.
     Financial Condition. Middlefield’s total assets increased 7% from year-end 2004 to December 31, 2005 and by another 4.7% from year-end 2005 to September 30, 2006. The increase in 2005 was accounted for by a net increase in securities of $646,000, net loans receivable of $18.2 million, and bank-owned life insurance of $209,000. Middlefield’s total liabilities increased 6.6% from year-end 2004 to December 31, 2005. The increase in total liabilities was primarily due to a $9.6 million increase in deposits, an increase of $4.8 million in short-term borrowings, and a $2.9 million increase in other borrowings. Loans receivable increased $10.7 million to September 30, 2006, while cash and cash equivalents increased by $5.4 million. Liabilities increased 4.3% at September 30, 2006, primarily because of deposit growth of $15.3 million and increased FHLB borrowings. Stockholders’ equity increased 8.4% at September 30, 2006 because of increases of $527,000 in common stock, $1.8 million in retained earnings, and $211,000 in treasury stock.
     Cash on hand and interest-earning deposits. Cash on hand and interest-earning deposits were both lower at December 31, 2005 than they were at year-end 2004. Deposits from customers into savings and checking accounts, loan and security repayments, and proceeds from borrowed funds typically increase these accounts, while customer withdrawals, new loan originations, security purchases, and repayments of borrowed funds deplete them. The net decrease in 2005 is primarily attributable to increases in loans. For the nine-month period ended September 30, 2006, cash on hand, cash due from banks, and federal funds in the aggregate increased $5.4 million from year-end 2005. Customer deposits into savings and checking accounts, loan and security repayments, and proceeds from borrowings typically increase the cash on hand, cash due from banks, and federal funds accounts, while customer withdrawals, new loan originations, security purchases, and debt repayments typically reduce them. The increase for the period ended September 30, 2006 is attributable principally to increased customer deposits.
     Loans receivable. The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within Middlefield’s market area and commercial real estate loans used to finance properties that are used in the borrower’s businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable increased 8.5% from year-end 2004 to December 31, 2005, including $13.2 million growth in commercial loans, $3.0 million growth in home equity, and $2.0 million in mortgage loans. Correspondingly, the yield on The Middlefield Banking Company’s loan portfolio increased from 6.67% in 2004 to 6.75% in 2005. Loans receivable increased by 4.6% from December 31, 2005 to September 30, 2006, consisting of 5.8% growth in mortgage loans and 3.3% growth in commercial loans, offset by a $122,000 decrease in consumer loans. The average yield increased from 6.7% for the nine months ended September 30, 2005 to 7.07% for the same period ended September 30, 2006. Middlefield is currently committed to expanding the commercial loan portfolio, believing that commercial lending relationships offer more attractive returns and potentially larger deposit relationships. Commercial loan portfolios generally have greater credit risk than residential real estate loan portfolios, however.
     Securities. The loan portfolio is Middlefield’s largest balance sheet asset classification, followed by the securities portfolio. Middlefield’s securities portfolio increased a slight 1.1% from year-end 2004 to December 31, 2005, with purchases of $13.3 million available for sale securities – consisting primarily of agencies and municipal bonds – offset by $11.4 million of maturities and repayments, principally relating to mortgage-backed securities. Middlefield’s deposits and borrowings primarily fund the securities portfolio. The securities portfolio declined 4.9% at September 30, 2006. During the first three quarters of 2006 Middlefield recorded purchases of available-for-sale securities of $1.7 million, consisting of municipal bonds, offset by repayments and maturities of $4.0. The market value of securities increased by $318,000 at September 30, 2006. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available-for-sale portfolio. If securities are held to their maturity dates, no fair value gain or loss is realized.
     Other assets. FHLB stock increased 4.7% from year-end 2004 to December 31, 2005, primarily because of the increase in the bank’s total assets, which is the measure used to calculate the bank’s minimum stock requirement. Bank owned life insurance (BOLI) is universal life insurance purchased by The Middlefield Banking Company on officers’ lives. The policies provide tax-free earnings and a tax-free death benefit, which are realized by the bank as the policy owner. BOLI increased by $209,000 from year-end 2004 to December 31, 2005 as a result of underlying insurance policy earnings. For the period ended September 30, 2006, growth in other assets, including BOLI, was $1.4 million, or 15% from December 31, 2005. The majority of this increase was due to the purchase of an additional $1.0 million of BOLI. Earnings on BOLI for the nine-month period were $178,000. Additionally, there was an increase of $230,000 in accrued interest on investment securities that was due to the timing of interest payments on obligations of states and political subdivisions.

     Deposits and borrowings. Middlefield considers various sources when evaluating funding needs, including deposits and borrowings. Deposits accounted for 88.2% of The Middlefield Banking Company’s total funding sources at December 31, 2005 and 90% at September 30, 2006. Total deposits increased 4% from year-end 2004 to December 31, 2005 and by another 6.1% at September 30, 2006. For the year ended December 31, 2005, noninterest-bearing demand deposits increased 9.5% and time deposits grew by 20.6%. Savings deposits and money market accounts both declined for the year, savings deposits by $12.4 million and money market accounts by $2.6 million. For the period ended September 30, 2006, 15.5% growth in certificates of deposit primarily accounts for the total deposit growth, accompanied by growth of $708,000 in non interest-bearing demand deposits, $3.3 million in interest-bearing demand deposits, and $1.8 million money market accounts, offset by a decline of 13.9% in savings accounts.
     The Middlefield Banking Company uses short- and long-term borrowings as another source of funding for asset growth and liquidity needs. Borrowings primarily consist of FHLB advances and repurchase agreements. Borrowed funds increased by 30% from year-end 2004 to December 31, 2005, with FHLB advances growing by 35.5%, or $8.4 million, and repurchase agreements by $100,000. The increase in borrowed funds for the year reflects Middlefield’s decision to promote asset growth. Short-term borrowings declined by 80.1% at September 30, 2006 from year-end 2005, while FHLB advances increased 8.0% to support loan growth.
     Stockholders’ equity. Stockholders’ equity increased 9.9% from year-end 2004 to December 31, 2005. The increase is attributable to net income of $3.7 million, partially offset by cash dividends of $1.2 million and an increase in accumulated other comprehensive loss of $648,000. The 8.4% growth in stockholders’ equity from year-end 2005 to September 30, 2006 is the result of increases in common stock and retained earnings, an increase in treasury stock arising out of Middlefield’s purchase of 5,747 shares at an average price of $41.51 since December 31, 2005, and a reduction in accumulated other comprehensive loss reflecting the increased mark-to-market value of the available-for-sale portfolio.
     Results of Operations – Average balance sheet and yield/rate. The tables to follow give information about the total dollar amounts of interest income from interest-earning assets and the associated average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread, and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages, the average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis using a federal tax rate of 34%.

	For the year ended December 31,
	2005			2004			2003
	Average		Average	Average		Average	Average		Average
(dollars in thousands)	balance	Interest	yield/cost	balance	Interest	yield/cost	balance	Interest	yield/cost
Interest-earning Assets
Loans receivable	$222,926	$15,041	6.75%	$204,191	$13,618	6.67%	$183,683	$12,847	6.99%
Investment securities	59,370	2,218	4.49%	54,413	2,004	4.25%	45,011	1,683	4.30%
Interest-bearing deposits with other banks	2,698	120	4.45%	5,723	111	1.94%	6,883	117	1.70%

Total interest-earning assets	284,994	17,379	6.21%	264,327	15,733	6.07%	235,577	14,647	6.32%

Noninterest-earning assets	16,926			15,030			12,327

Total assets	$301,920			$279,357			247,904

Interest-bearing Liabilities
Interest-bearing demand deposits	$9,371	75	0.80%	$8,759	56	0.64%	8,623	61	0.71%
Money market deposits	15,016	297	1.98%	15,145	277	1.83%	13,355	259	1.94%
Savings deposits	69,680	1,047	1.50%	73,067	1,030	1.41%	57,413	828	1.44%
Certificates of deposit	115,969	4,101	3.54%	103,022	3,543	3.44%	98,512	3,758	3.81%
Borrowings	26,577	1,135	4.27%	20,630	863	4.18%	19,635	819	4.17%

Total interest-bearing liabilities	236,613	6,655	2.81%	220,623	5,769	2.61%	197,538	5,725	2.90%

Other liabilities	39,682			34,236			27,773

Stockholders’ equity	25,625			24,498			22,594

	For the year ended December 31,
	2005			2004			2003
	Average		Average	Average		Average	Average		Average
(dollars in thousands)	balance	Interest	yield/cost	balance	Interest	yield/cost	balance	Interest	yield/cost
Total liabilities and stockholders’ equity	$301,920			$279,357			$247,905

Net interest income		$10,724			$9,964			$8,922

Interest rate spread (1)			3.39%			3.46%			3.42%
Net yield on interest-earning assets (2)			3.92%			3.89%			3.89%
Ratio of average interest-earning assets to average interest-bearing liabilities			120.45%			119.81%			119.26%

(1)	Interest rate spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets is net interest income as a percentage of average interest-earning assets.

	For the nine months ended September 30,
	2006			2005
	Average		Average	Average		Average
(dollars in thousands)	balance	Interest	yield/cost (1)	balance	Interest	yield/cost (1)
Interest-earning Assets
Loans receivable	$238,285	$12,598	7.07%	$220,824	$11,065	6.70%
Investment securities	57,086	1,617	4.69%	59,293	1,663	4.47%
Interest-bearing deposits with other banks	3,207	112	4.67%	2,955	90	4.07%

Total interest-earning assets	298,578	14,327	6.59%	283,072	12,818	6.21%

Noninterest-earning assets	16,028			16,871

Total assets	$314,606			$299,943

Interest-bearing Liabilities
Interest-bearing demand deposits	$10,982	100	1.22%	$9,370	54	0.77%
Money market deposits	13,261	257	2.59%	15,508	217	1.87%
Savings deposits	59,147	696	1.57%	71,170	779	1.46%
Certificates of deposit	131,997	4,032	4.08%	113,745	2,991	3.52%
Borrowings	30,873	1,044	4.52%	25,708	799	4.16%

Total interest-bearing liabilities	246,260	6,129	3.33%	235,501	4,840	2.75%

Noninterest-bearing liabilities
Other liabilities	40,154			39,261

Stockholders’ equity	28,192			25,181

Total liabilities and stockholders’ equity	$314,606			$299,943

Net interest income		$8,198			$7,978

Interest rate spread (2)			3.26%			3.46%
Net yield on interest-earning assets (3)			3.84%			3.92%
Ratio of average interest-earning assets to average interest-bearing liabilities			121.25%			120.20%

(1)	Average yields are computed using annualized interest income and expense

(2)	Interest rate spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(3)	Net yield on interest-earning assets is net interest income as a percentage of average interest-earning assets.
     The tables to follow show changes in The Middlefield Banking Company’s interest income and interest expense in 2005 and in 2004, as well as changes in the nine-month period ended September 30, 2006 compared to the same period in 2005. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (x) changes in volume (changes in average volume multiplied by prior year rate), and (y) changes in rates (changes in rate multiplied by prior year average volume). Changes attributable to the combined impact of volume and rate are allocated on a consistent basis between the volume and rate variances. Changes in securities interest income reflect the changes in interest income on a fully tax equivalent basis.

	Year ended December 31, 2005 vs. 2004			Year ended December 31, 2004 vs. 2003
	increase (decrease) due to ...			increase (decrease) due to ...
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest Income
Loans receivable	$1,249	$174	$1,423	$1,434	$(663)	$771
Investment securities	211	3	214	404	(83)	321
Other interest-earning assets	(59)	68	9	(20)	14	(6)

Total interest-earning assets	1,401	245	1,646	1,818	(732)	1,086

Interest Expense
Interest-bearing demand	4	15	19	11	(16)	(5)
Money market	(2)	22	20	79	(61)	18
Savings	(48)	65	17	563	(361)	202
Certificates	445	113	558	487	(702)	(215)
Other interest-bearing liabilities	249	23	272	212	(168)	44

Total interest-bearing liabilities	648	238	886	1,352	(1,308)	44

Change in net interest income	$753	$7	$760	$466	$576	$1,042

	Nine months ended September 30, 2006 vs. 2005
	increase (decrease) due to ...
(in thousands)	Volume	Rate	Total
Interest Income
Loans receivable	$64	$1,469	$1,533
Investment securities	(5)	(41)	(46)
Other interest-earning assets	2	20	22

Total interest-earning assets	61	1,448	1,509

Interest Expense
Interest-bearing demand	7	39	46
Money market	(16)	56	40
Savings	(13)	(70)	(83)
Certificates	104	937	1,041
Other interest-bearing liabilities	19	226	245

Total interest-bearing liabilities	100	1,189	1,289

Change in net interest income	$(39)	$259	$220

     Nine-Month Period Ended September 30, 2006 Compared to the Nine-Month Period Ended September 30, 2005. Net interest income – the primary source of The Middlefield Banking Company’s revenue – is determined by (x) the bank’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets, and (y) the relative amounts of interest earning assets and interest bearing liabilities. To manage and improve net interest income, management periodically adjusts the mix of assets and liabilities as well as the rates earned or paid on those assets and liabilities. The level of interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities affect Middlefield’s net interest income. Differing interest rate environments, such as persistently low long-term interest rates or rapidly rising short-term interest rates, can adversely affect the bank’s net interest income. Net interest income after the provision for loan losses increased by $174,000, or 2.2%, for the nine months ended September 30, 2006 compared to the same period in 2005, attributable to an increase in interest income of $1.5 million and partially offset by an increase in interest expense of $1.3 million. The increase in net interest income for the first nine months was not sufficient to prevent a slight reduction in the bank’s net interest margin. The decline in the net interest margin was the result of a 58 basis point increase in the cost of interest-bearing liabilities for the nine months ended September 30, 2006, increasing to 3.33% compared to 2.75% for the same period in 2005. The increase in the cost of funds was only partially offset by a 38 basis point increase in the yield on interest earning assets, increasing to 6.59% for the nine months ended September 30, 2005 compared to 6.21% for the same period in 2005.
     Interest income. Interest income, on a fully taxable equivalent basis, of $14.3 million for the nine months ended September 30, 2006 increased by $1.5 million, or 11.8%, from the same period in 2005. This increase was primarily caused by an improvement in yield on earning assets of 38 basis points to 6.59% for the 2006 period. In addition, average earning assets of $198.6 million at September 30, 2006 grew $15.5 million, or 5.5%, from the same period in 2005, driven by an increase of $17.5 million in average loans, offset by a decrease of $2.2 million in investment securities.
     Interest expense. Total interest expense increased 26.6% in the first nine months of 2006 compared to the same period in 2005. Deposit account interest is the largest component of the bank’s interest incurred on interest-bearing liabilities. It increased by 25.8% in the first nine months of 2006 compared to the same period in 2005, primarily attributable to increased cost of interest-bearing deposits but also attributable to growth in the average balance of interest-bearing deposits. The cost of interest-bearing deposits grew from 2.58% for the first nine months of 2005 to 3.16% for the first nine months on 2006. The average balance of interest-bearing deposits grew 2.7% in the nine months ended September 30, 2006 compared to the same period in 2005. Interest incurred on borrowed funds grew by 30.7% in the nine months ended September 30, 2006 compared to the same period in 2005, attributable to a 20.1% rise in the average balance of borrowed funds and a slight increase in the cost of borrowed funds. The cost of borrowed funds for the nine months ended September 30, 2006 was 4.5%, compared to 4.2% for the same period in 2005.
     Loan loss provision. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses was $302,000 for 2005, compared to $174,000 for 2004. The loan loss provision is based upon management’s assessment of a variety of factors, including historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the bank originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations. The change in the loan loss provision in 2005 was principally a result of an increase in loan volume during the year. The Middlefield Banking Company’s allowance for loan losses increased from 1.21% of total loans at December 31, 2005 to 1.25% of total loans at September 30, 2006. And as a percentage of non-performing loans, the allowance for loan losses increased from 156.6% at December 31, 2005 to 179.6% at September 30, 2006.
     Non-interest income and expense. Non-interest income increased $222,000 or 14.2% in the first nine months of 2006 compared to the same period in 2005. Growth of $143,000 in fees and service charges on deposit accounts, $22,000 in earnings on bank-owned life insurance (BOLI), and $63,000 in other income account for the improved non-interest income, partially offset by a $6,000 loss on the sale of investments in the first quarter. The 12.2% growth in fees and service charges on deposit accounts in the first nine months of 2006 compared to the same period in 2005 is almost entirely attributable to charges on over-drafted accounts. Non-interest expense also increased in the first nine months of 2006 compared to the same period in 2005, increasing by $235,000 or 4.1% and consisting of a $128,000 increase in other expense associated with updating and improving the bank’s web site, an $82,000 increase in employee benefits expense, and a $40,000 increase in data processing costs associated with deposit accounts opened during the period.
     Provision for income taxes. Middlefield recognized $1.0 million in income tax expense for the first nine months of 2006 and the first nine months of 2005, for an effective tax rate of 27.4% in 2006 and 27.7% for 2005.

     2005 Compared to 2004. Middlefield’s 13% increase in net income in 2005 is attributable primarily to a $1.7 million increase in interest income and a $340,000 increase in non-interest income, offset by increases in interest expense and non-interest expense.
     Interest income. Net interest income grew 7.6% in 2005, with growth of $1.7 million in interest income offset by increased interest expense of $886,000. Interest income on loans receivable improved by 10.4% as the result of growth in the average balance of loans outstanding and an increase in loan yield from 6.67% in 2004 to 6.75% in 2005. Interest earned on securities increased 10.7% because of a $5.0 million increase in the average balance of securities.
     Interest expense. A $16.0 million increase in the average balance of interest-bearing liabilities and a 20 basis-point increase in the rate paid on liabilities accounted for a 15.4% increase in interest expense during 2005. Interest on deposits accounted for $614,000 of the $16.0 million increase, resulting from deposit growth shifting from savings accounts to higher-cost certificates. Interest incurred on FHLB advances, repurchase agreements, and other borrowings grew by 31.5% in 2005, primarily because of an increase in the average balance of FHLB advances.
     Loan loss provision. The provision for loan losses was 75% greater in 2005 than 2004, attributable principally to increased loan volume.
     Non-interest income and expense. Non-interest income grew 19.1% in 2005, with growth of $177,000 in fees and service charges and growth of $77,000 in other income. Additionally, a loss realized on the sale of investment securities in 2004 was not duplicated in 2005. Earnings on bank-owned life insurance declined by $13,000 for 2005, partially offsetting growth in non-interest income. Non-interest expenses increased 6.6% in 2005, reflecting a 3.7% increase in compensation and employee benefits attributable to increases in payroll expenses, group health insurance, and the cost of employee training, and a 16.3% increase in data processing and equipment expenses reflecting Middlefield’s commitment to continually improving technology to enhance customer service. The provision for income taxes increased 6.4% in 2005, the result of an 11.2% increase in income before income taxes.
     2004 Compared to 2003. Increased interest income and increased non-interest income account for the 17% improvement in Middlefield’s 2004 net income, partially offset by slightly increased interest expense and increased non-interest expense.
     Interest Income. Net interest income increased 11.7% in 2004, largely because of a $771,000 increase in interest earned on loans receivable and a $322,000 increase in interest earned on securities. The 6.0% improvement in interest earned on loans receivable is attributable primarily to an 11.2% increase in the average balance of loans outstanding, but it is offset by a slight decline in the yield on loans from 6.99% in 2003 to 6.67% for 2004. The 19.1% improvement in interest earned on securities is likewise attributable primarily to growth in the average balance of securities for 2004 compared to 2003.
     Interest expense. Interest expense increased slightly – by less than 1% – in 2004, attributable to a greater average balance of interest-bearing liabilities in 2004. Interest incurred on deposits was $4.9 million for both 2004 and 2003. The bank sought to shift deposit growth to lower-cost savings and demand deposits from higher-cost certificates, offsetting an 11.7% increase in average interest-bearing liabilities in 2004. Interest incurred on FHLB advances, repurchase agreements, and other borrowings increased 5.4% in 2004, primarily because of an increase in the average balance of FHLB advances.
     Loan Loss Provision. The provision for loan losses was $174,000 in 2004 as compared to $315,000 in 2003. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectibility of collateral values and guarantees, pending legal action for collection of loans and related guarantees, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio.
     Non-interest income and expense. Non-interest income increased 24.6% in 2004. The Middlefield Banking Company introduced a new overdraft service in the second quarter of 2004, yielding a 35.6% gain in fees and service charges on deposit accounts in 2004 compared to 2003 and accounting for most of the improved non-interest income. Earnings on bank-owned life insurance also grew slightly in 2004. But the bank realized a $98,000 net loss on sales of securities in 2004, partially offsetting improved non-interest income. Non-interest expenses grew 14.1% in 2004 because of growth in compensation and employee benefit expense, data processing expense, occupancy expense, and advertising expense. Compensation and employee benefit expense increased 11.6% because of increases in payroll expenses, the cost of health benefits, and profit sharing expenses. Data processing expense increased 14.5% because of technology enhancements. Occupancy expense increased 22.6%, due in part to increased utility costs as well as leasehold improvements to the bank’s Mantua facility. Advertising expense increased 50.4% as the result of enhanced promotional efforts by the bank in 2004. Other expenses increased 16.5% in 2004, a result in part of rising examination and auditing expenses associated with increased regulatory compliance burdens imposed on the banking industry in the period. The 17.6% increase in the provision for income taxes in 2004 is primarily the result of 17.1% growth in income before income taxes for the period.
     Allowance for Loan Losses. The allowance for loan losses represents the amount management estimates is adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. Middlefield’s allowance for loan losses was $3.1 million at September 30, 2006, increasing because of loan growth to 1.25% of the gross loan portfolio compared to 1.21% at the end of 2005 and 1.22% at the end of 2004.
     The allowance for loan losses is established through a provision for loan losses, which is charged to operations. The estimates used to determine the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a formula allowance, and an unallocated allowance. The specific allowance incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards (“FAS”) No. 114, Accounting by Creditors for Impairment of a Loan , and FAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures. These accounting standards prescribe the measurement methods, income recognition, and disclosures for impaired loans. The formula allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance is determined. Loss factors are based on management’s determination of the amounts necessary for concentrations and changes in mix and volume of the loan portfolio, and consideration of historical loss experience. The unallocated allowance is determined based upon management’s evaluation of existing economic and business conditions affecting the key lending areas of the bank and other conditions, such as new loan products, credit quality trends, collateral values, specific industry conditions within portfolio segments that existed as of the balance sheet date, and the impact of those conditions on the collectibility of the loan portfolio. Management reviews these conditions quarterly. The unallocated allowance is subject to a higher degree of uncertainty because it considers risk factors are not necessarily reflected in historical loss factors.
     Although management believes that it uses the best information available to make its determination about the adequacy of the loan loss allowance and that the allowance for loan losses was adequate at September 30, 2006, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reduced income. Additionally, as an integral part of the examination process bank regulatory agencies periodically review a bank’s loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination. The following table shows changes in The Middlefield Banking Company’s allowance for loan losses.

	Nine-month period ended
	September 30,		Year ended December 31,
(dollars in thousands)	2006	2005	2005	2004	2003	2002	2001
Allowance balance at beginning of period	$2,841	$2,623	$2,623	$2,521	$2,300	$2,062	$2,037
Loans charged off:
Commercial and industrial	(103)	(74)	(103)	(61)	(75)	(67)	(74)
Real estate – construction	0	0	0	0	0	0	0
Real estate – mortgage:
Residential	(15)	(14)	(15)	0	(32)	0	(29)
Commercial	0	0	0	0	0	0	(92)
Consumer installment	(61)	(34)	(61)	(57)	(37)	(52)	(71)

Total loans charged off	(179)	(122)	(179)	(118)	(144)	(119)	(266)

Recoveries of loans previously charged off:
Commercial and industrial	64	36	64	27	28	24	4
Real estate – construction	0	0	0	0	0	0	0
Real estate – mortgage:
Residential	17	0	17	3	0	0	0
Commercial	0	0	0	0	0	0	95
Consumer installment	14	4	14	16	22	33	22

Total recoveries	95	40	95	46	50	57	121

	Nine-month period ended
	September 30,		Year ended December 31,
(dollars in thousands)	2006	2005	2005	2004	2003	2002	2001
Net loans recovered (charged off)	(84)	(82)	(84)	(72)	(94)	(62)	(145)

Provision for loan losses	302	195	302	174	315	300	170

Allowance balance at end of period	$3,059	$2,736	$2,841	$2,623	$2,521	$2,300	$2,062

Loans outstanding:
Average	$238,285	$220,106	$222,926	$204,191	$183,683	$163,828	$143,560
End of period	244,860	225,161	234,055	215,653	192,880	174,943	152,828
Ratio of allowance for loan losses to loans outstanding at end of period	1.25%	1.22%	1.21%	1.22%	1.31%	1.31%	1.35%
Net recoveries (charge offs) to average loans	(0.04)%	(0.04)%	(0.04)%	(0.04)%	(0.05)%	(0.04)%	(0.10)%
     The allocation of The Middlefield Banking Company’s allowance for probable loan losses is given in the tables to follow. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict use of the allowance to absorb losses in other loan categories.

	Allocation of the allowance for loan losses at December 31,
	2005		2004		2003		2002		2001
		Percent of		Percent of		Percent of		Percent of		Percent of
		loans in		loans in		loans in		loans in		loans in
		each		each		each		each		each
		category to		category to		category to		category to		category to
(dollars in thousands)	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans
Type of loan:
Commercial and industrial	$1,151	27.6%	$1,139	24.1%	$568	21.8%	$611	18.8%	$722	18.5%
Real estate – construction	50	1.2%	31	1.8%	32	1.8%	38	1.8%	37	2.1%
Real estate – mortgage:
Residential	965	64.9%	1,019	68.4%	844	69.5%	888	70.8%	781	74.0%
Commercial	297	3.5%	145	3.2%	228	4.1%	230	5.4%	161	2.2%
Consumer installment	128	2.8%	123	2.7%	120	2.9%	124	3.1%	111	3.2%
Unallocated	250		166		435		409		250

Total	$2,841	100%	$2,623	100%	$2,227	100.00%	$2,300	100%	$2,062	100%

	Allocation of the allowance for loan losses at September 30,
	2006		2005
		Percent of loans in		Percent of loans in
		each category to		each category to
		total		total
(dollars in thousands)	Amount	loans	Amount	loans
Type of loan:
Commercial and industrial	$1,071	27.3%	$1,027	27.4%
Real estate – construction	37	1.5%	25	1.1%
Real estate – mortgage:
Residential	1,109	65.3%	980	65.4%
Commercial	274	3.6%	265	3.4%
Consumer installment	120	2.3%	146	2.8%
Unallocated	438		288

Total	$3,050	100%	$2,731	100%

     Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Payments received on nonaccrual loans are recorded as income or applied against principal according to management’s judgment about the collectibility of principal.
     A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Management evaluates all loans identified as impaired individually. The bank estimates credit losses on impaired loans based on the present value of expected cash flows, or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. Impaired loans or portions thereof are charged off when management determines that a realized loss has occurred. Until that time, an allowance for loan losses is maintained for estimated losses. Unless otherwise required by the loan terms, cash receipts on impaired loans are applied first to accrued interest receivable, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.
     Nonperforming loans as a percentage of total net loans increased from 0.68% at year-end 2004 to 0.78% at December 31, 2005. By September 30, 2006 nonperforming loans as a percent of total net loans was 0.71%. Interest income recognized on nonaccrual loans during all periods was insignificant. Management does not believe the nonaccrual loans or any amounts classified as nonperforming had a significant effect on operations or liquidity in 2006. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources. Management is not aware of any information pertaining to material credits that would cause it to doubt the ability of borrowers to comply with repayment terms. The following table summarizes nonperforming assets by category.

		At December 31,
	At September 30,
(dollars in thousands)	2006	2005	2004	2003	2002	2001
Loans accounted for on a nonaccrual basis:
Commercial and industrial	$940	$859	$0	$0	$0	$0
Real estate – construction	0	0	0	0	0	0
Real estate – mortgage:
Residential	748	607	279	372	357	48
Commercial	0	0	0	0	0	0
Consumer installment	6	21	0	0	0	0

Total nonaccrual loans	1,694	1,487	279	372	357	48

Accruing loans contractually past due 90 days or more:
Commercial and industrial	15	248	239	4	30	9
Real estate – construction	0	0	0	0	0	0
Real estate – mortgage:
Residential	18	70	722	114	144	216
Commercial	0	0	209	0	0	0
Consumer installment	14	9	25	19	7	20

Total accruing loans contractually past due 90 days or more	47	327	1,195	137	181	245

Total nonperforming loans	1,741	1,814	1,474	509	538	293
Real estate owned	0	0	0	0	0	0
Other nonperforming assets	0	0	0	0	0	0

Total nonperforming assets	$1,741	$1,814	$1,474	$509	$538	$293

Total nonperforming loans to total loans	0.71%	0.78%	0.68%	0.26%	0.31%	0.19%
Total nonperforming loans to total assets	0.53%	0.58%	0.51%	0.19%	0.24%	0.15%
Total nonperforming assets to total assets	0.53%	0.58%	0.51%	0.19%	0.24%	0.15%

     Quantitative and qualitative disclosures about market risk. Middlefield’s exposure to interest rate risk arises principally out of the timing difference between the re-pricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The primary objective of asset and liability management is to maximize net interest income while simultaneously maintaining an acceptable level of interest rate risk given the operating environment, capital and liquidity requirements, performance objectives, and overall business focus. The Middlefield Banking Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets, while simultaneously extending the maturities of interest-bearing liabilities. The bank’s board believes in strong asset/liability management to insulate The Middlefield Banking Company from material and prolonged increases in interest rates. As a result of this policy, the bank emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of assets because of the insurance or guarantees that back them, they are more liquid than individual mortgage loans, and they may be used to collateralize borrowings or other obligations. An Asset and Liability Management Committee consisting of nonemployee directors of The Middlefield Banking Company and senior management meets quarterly, monitoring asset and liability management policies and strategies.
     Interest Rate Sensitivity Simulation Analysis. Middlefield uses income simulation modeling to measure its interest rate risk and manage interest rate sensitivity. Middlefield believes that simulation modeling enables management to more accurately evaluate and manage the impact on net interest income from changing market interest rates, the slope of the yield curve, and various loan and mortgage-backed security prepayment and deposit decay assumptions under various interest rate scenarios. Assumptions about the timing and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on Middlefield’s experience and industry standards and are applied consistently across the different rate risk measures. Middlefield follows these guidelines for assessing interest rate risk:
     1) Net interest income simulation: given a 200 basis point parallel gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period, and
     2) Portfolio equity simulation: given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 20% of stockholders’ equity. Portfolio equity is the net present value of Middlefield’s existing assets and liabilities.
     The following table presents the simulated impact of a 200 basis point upward or downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at September 30, 2006 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the September 30, 2006 levels for net interest income. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at September 30, 2006 for portfolio equity.

	Increase + 200	Decrease – 200
	basis points	basis points
Net interest income – increase (decrease)	8.2%	(9.1)%
Portfolio equity – increase (decrease)	(3.1)%	1.5%
     Liquidity and capital resources – Liquidity. Liquidity management for The Middlefield Banking Company is measured and monitored on both a short- and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost to the bank. Both short- and long-term liquidity needs are satisfied by sources such as net income, loan repayments and maturities, maturing and principal reductions on securities and sales of securities available for sale, federal funds sold and cash and deposits with banks. Together with access to credit – including but not limited to the purchase of federal funds, funds borrowed under line of credit agreements with correspondent banks and under a borrowing agreement with the FHLB of Cincinnati, Ohio, and the adjustment of interest rates to promote deposit growth – these resources provide the core ingredients for satisfying depositor, borrower, and creditor needs. Liquidity may be adversely affected by unexpected deposit outflows and excessive interest rates paid by competitors. Management monitors projected liquidity needs and determines the level desirable, based in part on Middlefield’s commitment to make loans, as well as management’s assessment of Middlefield’s ability to generate funds. Middlefield anticipates that it will have sufficient liquidity to satisfy estimated short-term and long-term funding needs.
     The Middlefield Banking Company’s liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e. federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on the bank’s operating, investing, and financing activities during any given period. At September 30, 2006, cash and cash equivalents were 20.17% of total assets, increasing as the result of purchases of government agency securities, while investment securities classified as available for sale accounted for 16.90%. Management believes that liquidity needs are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable Middlefield to satisfy cash obligations and off-balance sheet commitments as they come due.
     Operating activities provided net cash of $3.17 million in the first nine months of 2006, $4.5 million in 2005, and $4.0 million in 2004, generated principally from net income in each of those periods. Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. In the first nine months of 2006 these cash usages primarily consisted of net loan originations of $10.77 million and investment purchases of $0.66 million, offset by $3.96 million of proceeds from investment security maturities and repayments. For 2005, investing activities used $31.6 million, principally for the net origination of loans and secondarily for the purchase of investment securities. For 2004 cash usages primarily consisted of loan originations of $22.7 million and investment purchases of $27.6 million. Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. In the first nine months of 2006 net cash of $11.30 million provided by financing activities were derived principally from an increase in deposit accounts, primarily certificates, and borrowings from the FHLB. Net cash of $16.7 million from financing activities in 2005 were principally derived from an increase in deposit accounts, specifically certificates. Also contributing to this influx of cash in 2005 was proceeds from other borrowings of $13.0 million. Net cash provided by financing activities in 2004 was $25.7 million, principally derived from an increase in deposit accounts.
     Capital Resources. Middlefield’s primary source of capital has been retained earnings. Historically, Middlefield has generated net retained income to support normal growth and expansion. As previously disclosed by Middlefield in its Form 8-K Current Report filed with the SEC on December 27, 2006, Middlefield also raised additional capital of $8 million through a trust preferred securities offering, a portion of the proceeds of which will be employed by Middlefield to pay the cash merger consideration in Middlefield’s acquisition of Emerald Bank. Management has developed a capital planning policy to not only ensure compliance with regulations, but also to ensure capital adequacy for future expansion. Middlefield is subject to federal regulations imposing minimum capital requirements. Management monitors both Middlefield’s and The Middlefield Banking Company’s total risk-based, tier 1 risk-based and tier 1 leverage capital ratios to assure compliance with regulatory guidelines. At September 30, 2006 both Middlefield and The Middlefield Banking Company exceeded the minimum risk-based and leverage capital ratio requirements. Middlefield’s total risk-based ratio was 14.87%, its tier 1 risk-based ratio was 13.43%, and its tier 1 leverage ratio was 9.42%. The Middlefield Banking Company’s total risk-based ratio at September 30, 2006 was 14.67%, its tier 1 risk-based ratio was 13.43%, and its tier 1 leverage ratio was 9.42%.
     Middlefield has contractual obligations and commitments that may require future cash payments. Commitments to extend credit include loan commitments and standby letters of credit and do not necessarily represent future cash requirements. Some of the commitments can be expected to expire without having been drawn upon. At December 31, 2005 Middlefield’s contractual obligations and commitments were as follows.

	Contractual obligations at December 31, 2005
		Less than 1			After 5
(in thousands)	Total	year	1 – 3 years	4 – 5 years	years
Short-term borrowings	$6,711	$6,711	$0	$0	$0
Federal Home Loan Bank advances	26,578	4,092	15,642	4,565	2,279

Total	$33,289	$10,803	$15,642	$4,565	$22,279

	Commitments to extend credit at December 31, 2005
		Less than 1			After 5
(in thousands)	Total	year	1 – 3 years	4 – 5 years	years
Standby letters of credit	$125	$125	$0	$0	$0
Other commitments to extend credit (1)	45,678	45,678	0	0	0

Total	$45,803	$45,803	$0	$0	$0

(1)	amounts committed to customers
     Middlefield is also in discussions with two local insurance agencies about a possible purchase of the agencies by Middlefield. One of the agencies is The Frank Agency, Inc., a general insurance agency located in Middlefield, Ohio. Mrs. Frances H. Frank is the Secretary and Treasurer of The Frank Agency, Inc. and a director of Middlefield and the bank. Mrs. Frank’s spouse is the owner and principal executive officer of The Frank Agency, Inc.
     Critical Accounting Policies. Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. Middlefield’s allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio. Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment, which is affected by changing economic conditions and various external factors and which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off.
Middlefield’s board and management
     Directors. Middlefield’s board consists of nine directors, as follows.

		director	term expires at the
	age	since	annual meeting in	principal occupation in the last five years
Thomas G. Caldwell	49	1997	2007	Mr. Caldwell is President and Chief Executive Officer of Middlefield and the bank. Mr. Caldwell served as Vice President of Middlefield until October 2000, when he became its President and CEO

Richard T. Coyne	71	1997	2009	In 2006 Mr. Coyne retired as the General Manager of Jaco Products, a production plastics component manufacturer located in Middlefield, Ohio, and as Vice President of Capital Plastics, a coin and currency holder manufacturer located in Massillon, Ohio

Frances H. Frank	59	1995	2008	Mrs. Frank is the Secretary and Treasurer of The Frank Agency, Inc., a general insurance agency located in Middlefield, Ohio

Thomas C. Halstead	75	1988	2008	Mr. Halstead is co-owner of Settlers Farm, a retail shopping area located in Middlefield, Ohio. He previously was owner of Settlers Collections, a retail gift outlet

James R. Heslop II	53	2001	2009	Executive Vice President and Chief Operating Officer of the bank since 1996, Mr. Heslop became Executive Vice President and Chief Operating Officer of Middlefield on October 30, 2000. He has also served as Corporate Secretary of Middlefield and the bank since May 2006. Mr. Heslop became became a director of the bank in July 1999 and a director of Middlefield on November 19, 2001. From July 1993 until joining the bank in April 1996, Mr. Heslop was a director, President, and Chief Executive Officer of First County Bank in Chardon, Ohio, an institution with total assets exceeding $40 million. First County Bank is an affiliate of FNB Corporation of Hermitage, Pennsylvania

Donald D. Hunter	78	1977	2007	Mr. Hunter serves as Chairman of the Board of each of Middlefield and the bank. He is a retired retail merchant

James J. McCaskey	43	2004	2008	Mr. McCaskey is the President of McCaskey Landscape & Design, LLC, a design-build landscape development company. Previously, he was the Vice President of Sales for the Pattie Group, also a design-build landscape development company, with which he had been employed for seventeen years

Carolyn J. Turk	50	2004	2007	Ms. Turk is the Corporate Controller of Molded Fiber Glass Company and a licensed CPA

Donald E. Villers	73	1987	2009	Mr. Villers is retired, having previously served as a superintendent with Copperweld Steel, from which he retired after 31 years of service
     Middlefield directors also serve as directors of The Middlefield Banking Company. However, bank directors are elected annually and do not serve staggered terms. There are no family relationships among any of Middlefield’s directors or executive officers. No director or executive officer of Middlefield serves as a director of (x) any other company with a class of securities registered under or that is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, or (y) any investment company registered under the Investment Company Act of 1940.

     Executive Officers. The executive officers of Middlefield and the bank who do not also serve as directors are as follows.

	age	principal occupation in the last five years
Jay P. Giles	57	Mr. Giles is Senior Vice President – Senior Lender. He joined the bank in September 1998, having previously served as Vice President and Senior Commercial Lender at Huntington National Bank in Burton, Ohio, since 1985

Teresa M. Hetrick	43	Ms. Hetrick is Senior Vice President – Operations/Administration. Ms. Hetrick served as Vice President and Secretary of First County Bank in Chardon, Ohio, before joining the bank in December 1996

Jack L. Lester	61	Mr. Lester is Vice President – Compliance and Security Officer. He joined the bank in August 1990 as a loan officer and has served in his current position since 1991

Donald L. Stacy	53	Mr. Stacy joined the bank in August 1999 and serves as its Senior Vice President and Chief Financial Officer. On October 30, 2000, he was appointed as the Treasurer and Chief Financial Officer of Middlefield. He previously served for 20 years with Security Dollar Bank and Security Financial Corp. in Niles, Ohio, where he was Senior Vice President and Treasurer

Alfred F. Thompson Jr.	47	Mr. Thompson is the bank’s Vice President – Loan Administration. Mr. Thompson has been with the bank since March 1996. He was promoted from loan officer to Assistant Vice President in 1997, and promoted again to his current position in 1998. Before joining the bank, Mr. Thompson served as Loan Officer in the Small Business Group of National City Bank, Northeast
     A majority of Middlefield’s directors are independent, as the term independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers, Inc. (“Nasdaq”) listing standards and as defined by Rule 10A-3(b)(1)(ii) promulgated by the SEC. Under Nasdaq Rule 4200(a)(15), a director of Middlefield is independent if he or she -
-	is not employed by Middlefield now and was not employed by Middlefield during the last three years,

-	is not a family member of an individual who is or was during the last three years employed by Middlefield as an executive officer. The term family member includes a person’s spouse, parents, children, and siblings, whether by blood, marriage, or adoption, or anyone else residing in such person’s home,

-	has not accepted – and his or her family members have not accepted – any payments from Middlefield exceeding $60,000 during any period of 12 consecutive months within the 3 years preceding the determination of independence (other than compensation for board or board committee service, compensation paid to a family member who is a non-executive employee of Middlefield, benefits under a tax-qualified retirement plan, or non-discretionary compensation),

-	is not – and his or her family members are not – a partner in or a controlling shareholder or an executive officer of any organization to which Middlefield made or from which Middlefield received payments for property or services in the last three years exceeding 5% of the recipient’s consolidated gross revenues for that year or $200,000, whichever is greater (other than payments arising solely from investments in Middlefield securities or payments under non-discretionary charitable contribution matching programs),

-	is not – and his or her family members are not – a current partner or employee of Middlefield’s outside auditor (S.R. Snodgrass, A.C.) or a former partner or employee of Middlefield’s outside auditor who worked on Middlefield’s audit during the last three years, and

-	is not – and his or her family members are not – employed as an executive officer of another entity on whose compensation committee any of Middlefield’s executive officers served during the past three years.
     Applying these standards, Middlefield’s board has determined that Middlefield’s independent directors are Richard T. Coyne, Frances H. Frank, Thomas C. Halstead, Donald D. Hunter, James J. McCaskey, Carolyn J. Turk, and Donald E. Villers. All directors serving on Middlefield’s corporate governance and nominating committee, audit committee, and compensation committee are considered by the board to be independent directors within the meaning of Nasdaq Rule 4200(a)(15) and the applicable rules and regulations of the SEC.
     Compensation. Compensation discussion and analysis. Middlefield’s executive compensation program is administered by the board of directors’ Compensation Committee, consisting entirely of independent directors. The committee’s decisions are reported to the full board but they are not final unless approved by a majority of Middlefield’s independent directors. The members of the committee are Directors Frank, Hunter, McCaskey, and Villers. The compensation program is designed to enable Middlefield to attract, motivate, and retain quality executive officers with a competitive and comprehensive compensation package. In the design and administration of the executive compensation program, Middlefield’s objectives are to -
-	link executive compensation rewards to increases in shareholder value, as measured by positive long-term operating results and a continued strengthening of Middlefield’s financial condition,

-	provide financial incentives for executive officers to ensure that Middlefield achieves its long-term operating results and strategic objectives,

-	correlate as closely as possible executive officers’ receipt of compensation with attainment of specific performance objectives,

-	maintain a competitive mix of total executive compensation benefits, with particular emphasis on awards related to increases in long-term shareholder value, and

-	facilitate stock ownership through the granting of stock options.
     The Compensation Committee establishes the base salary of each executive officer as well as the executives’ award levels under the annual incentive plan. The committee is also responsible for administration of the stock option plan and other executive benefits and plans, including the Executive Deferred Compensation Agreements entered into by The Middlefield Banking Company with Messrs. Caldwell, Heslop, and Stacy at the end of 2006. The committee’s decisions about compensation for named executive officers’ performance takes into account the views of Middlefield’s Chief Executive Officer. But for its review of the Chief Executive Officer’s compensation the committee reviews reports submitted by each director. The committee also takes into account the compensation policies and practices of other public companies, as well as published financial industry salary surveys, particularly the survey published by the Ohio Bankers’ League. Although the committee has not established a specific comparison group of bank holding companies for determination of compensation, those listed in the salary surveys that share one or more common traits with Middlefield, such as asset size, geographic location, and financial returns on assets and equity, are given more consideration. Since 2003 the Compensation Committee has also sought recommendations regarding Middlefield’s executive compensation program from Meyer-Chatfield, Inc., a compensation consulting firm.
     The executive compensation program consists of four primary components: (1) base salary, (2) cash incentive compensation under the bank’s Annual Incentive Plan, (3) benefits such as life insurance, stock option and restricted stock grants, nonqualified deferred compensation arrangements, and severance agreements, and (4) benefits that are generally available to all employees, such as matching contributions under The Middlefield Banking Company’s 401(k) retirement plan and life insurance benefits under the bank’s group-term life insurance plan. Middlefield does not employ formulas to determine the relationship of one element of compensation to another nor does it determine the amount of one form of compensation based on the amount of another form. For example, the number of stock options granted to an executive is not necessarily influenced by change-in-control benefits payable to the executive under a severance agreement. However, the Compensation Committee is able to take into account any factors it considers appropriate when the committee determines the amount of an executive’s salary, incentive compensation, option awards, or other benefits. The committee’s decisions are not ad hoc but they also are not constrained by rigid decision-making procedures or specific formulas or criteria, except in the case of compensation under plans that specify particular formulas or criteria, such as The Middlefield Banking Company’s Annual Incentive Plan.
     Salary. Determined annually by the committee, an executive’s base salary is a product of the committee’s assessment of Middlefield’s financial performance and the executive’s performance, but the various elements of financial and management performance are not weighted or assigned specific values. For executives other than the Chief Executive Officer the committee’s assessment of the executive’s performance is based in large part on the Chief Executive’s written evaluation of the executive’s performance, which evaluation includes an assessment of the executive’s achievement of qualitative and quantitative personal and corporate goals. The committee’s decision about an executive’s salary also takes into account salary surveys for executives with comparable experience and responsibilities. To ensure that compensation remains competitive, the committee generally seeks to maintain executives’ base salary in the 50th percentile of a peer group consisting of other similarly situated financial institutions with total assets between $200 and $500 million. Meyer-Chatfield is also asked to provide information about financial services industry compensation trends. As disclosed in Middlefield’s Form 8-K Current Report filed with the SEC on December 12, 2006, the salaries payable in 2007 to the executives identified in the Summary Compensation Table are $216,000 to Mr. Caldwell, $175,000 for Mr. Heslop, $117,500 for Mr. Stacy, and $108,500 for Mr. Giles.
     Short-term cash incentive bonuses. Incentive compensation includes cash bonuses payable under The Middlefield Banking Company’s Annual Incentive Plan and awards of stock options and restricted stock under Middlefield’s 1999 Stock Option Plan. Established by the bank in 2003 but terminable by the board at any time, all employees are eligible to participate in the Annual Incentive Plan. Annual incentive payments under the plan for a particular year are based on objective financial performance criteria established before the beginning of the year. Currently, the performance measure having to do with the bank’s financial performance is the bank’s return on average equity, or ROAE. In future years other bank financial performance could be taken into account, such as return on average assets (ROAA), loan growth, deposit growth, efficiency ratio, and net interest margin. The committee also considers objective individual performance goals. An employee’s potential cash incentive payment under the Annual Incentive Plan depends upon two factors: (x) the employee’s position with the bank, which establishes a maximum cash incentive award as a percent of base salary and (y) the extent to which the performance targets, including ROAE and individual performance targets, are achieved.

     Options and restricted stock. Stock options granted under Middlefield’s 1999 Stock Option Plan are an important element of incentive compensation as well. Middlefield believes that stock options encourage key employees to remain with Middlefield, creating a long-term interest in Middlefield’s overall performance. That is, the benefit of a stock option award is realized if the price of Middlefield’s common stock appreciates, but the potential benefit is lost if the price is less than the option exercise price when the option expires unexercised. Options generally expire after ten years or, if sooner, within three months after an officer or employee’s termination. The 1999 Stock Option Plan provides for the grant of options to acquire common stock. The plan also allows for the grant of stock appreciation rights, restricted stock, and performance unit awards, but the only grants made have been stock options and restricted stock. Options granted under the plan can be either incentive stock options or non-qualified stock options. Qualified stock options - more commonly known as incentive stock options or ISOs – may be granted to officers and employees, and non-qualified stock options may be granted to directors, officers, and employees. An ISO is an option that satisfies the terms of section 422 of the Internal Revenue Code of 1986. All other options granted under the stock option plan are non-qualified options, also known as NQSOs.
     All options granted to officers and employees under the plan to date are ISOs, and all options granted to non-employee directors are NQSOs. The committee’s decisions about executives’ option awards do not employ specific formula but take into consideration the criteria used in the bank’s Annual Incentive Plan, including individual performance. The exercise price of ISOs must be no less than the fair market value of the shares on the date of grant (or 110% of fair market value in the case of any ISO grant to a holder of more than 10% of Middlefield’s common stock), and the exercise price of NQSOs must be no less than book value at the end of the most recent fiscal year. No individual may be granted options to acquire more than 20% of the total shares acquirable by exercise of options that may be granted under the plan. Similarly, all non-employee directors as a group may be granted options to acquire no more than 20% of the total shares acquirable by exercise of options that may be granted under the plan. Options to acquire no more than 10% of the total shares acquirable under the plan may be granted in any one year. The stock option plan has a ten-year term. Options granted under the plan are not transferable except by will or the laws of descent and distribution and are exercisable during the option grantee’s lifetime by the option grantee only. Exercisable options not exercised within three months after termination of the option holder’s service expire, except in the case of the option holder’s death, in which case they expire after one year. If the option holder’s service is terminated for cause, all of his options expire immediately. However, unexercisable options become fully exercisable if a tender offer for Middlefield common stock occurs or if Middlefield’s shareholders approve an agreement whereby Middlefield ceases to be an independent, publicly owned company or whereby Middlefield agrees to sale of substantially all of its assets. If a merger occurs and Middlefield is not the surviving entity, option holders have the right to receive in exchange for the value of their options the cash or other consideration paid in the merger.
     The committee has also authorized restricted stock awards under the 1999 Stock Option Plan. Restricted stock is subject to such restrictions as the committee may impose, including limitations on voting, limitations on dividend rights, and vesting limitations. A one-year vesting limitation is the only limitation the committee has imposed on restricted awards made to executives. Once a restricted stock award becomes vested after one year, the holder becomes the outright owner of the stock, with no risk that the stock will be forfeited. Although the committee has in the past awarded stock options that are fully vested on the grant date, most stock options granted by the committee likewise become vested and exercisable after one year.
     In December of 2004 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), Share Based Payment (Statement 123 (R)). Statement 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments (e.g., stock options).
     Executive Deferred Compensation Agreements. On December 28, 2006 The Middlefield Banking Company entered into Executive Deferred Compensation Agreements with Messrs. Thomas G. Caldwell, James R. Heslop II, and Donald L. Stacy. The agreements are intended to provide supplemental retirement income benefits. The arrangement is noncontributory, meaning contributions can be made solely by the bank. For each year the executive remains employed with the bank until attaining age 65, the bank will credit each executive with a contribution equal to 5% of the executive’s base annual salary. Contributions exceeding 5% of salary are conditional on achievement of performance goals: (x) bank net income for the plan year and (y) the bank’s peer ranking for the plan year, as reported by Ryan Beck & Co. Ryan Beck & Co. ranks publicly traded commercial banks headquartered in Ohio based on seven factors: (1) earnings per share growth, (2) return on equity, (3) return on assets, (4) efficiency ratio, (5) net charge-offs as a percentage of average loans, (6) loan growth, and (7) deposit growth. Each of the two performance goals can account for a bank contribution of up to 7.5% of the executive’s base annual salary. The net income goal for each year will be established by the Compensation Committee no later than March 31 of that year. Committee’s decisions are reported to the full board but the decisions are not final unless approved by a majority of Middlefield’s independent directors.
     DBO agreements. Executives are also entitled to designate the recipient of death benefits payable under Executive Survivor Income Agreements with The Middlefield Banking Company, also known as death-benefit-only or DBO agreements. The agreements promise a specific cash benefit payable by the bank to an executive’s designated beneficiary at the executive’s death, provided the executive dies before attaining age 85. The benefit would be paid to the executive’s beneficiary if the executive dies in active service to the bank, but it also would be payable after the executive’s termination of service if the executive terminated (x) because of disability, or (y) within 12 months after a change in control of Middlefield, or (z) after having attained age 55 with at least ten years of service to the bank or after having attained age 65.
     The total death benefit payable to Mr. Caldwell’s beneficiaries if he dies in active service to the bank is $471,741, the benefit payable to Mr. Giles’ beneficiaries is $262,861, the benefit payable to Mr. Heslop’s beneficiaries is $368,970, and the benefit payable to Mr. Stacy’s beneficiaries is $222,619. For death after terminating active service with the bank, the death benefit for Mr. Caldwell’s beneficiaries is $471,741, $131,430 for Mr. Giles’ beneficiaries, $368,970 for Mr. Heslop’s beneficiaries, and $111,309 for Mr. Stacy’s beneficiaries. To assure itself of funds sufficient to pay the promised death benefits, the bank purchased insurance on the executives’ lives with a single premium payment. The bank owns the policies and is the sole beneficiary. The executives have no interest in the life insurance policies and they are not entitled to designate the beneficiary of death benefits payable under the policies. Of the total premium paid for the insurance on the various executives’ lives, $495,873 is attributable to insurance purchased on the life of Mr. Caldwell, $502,412 is attributable to insurance purchased on the life of Mr. Giles, $447,351 is attributable to insurance on the life of Mr. Heslop, and $333,890 is attributable to insurance purchased on the life of Mr. Stacy. The premium amounts are not reflected in the Summary Compensation Table. The bank expects that the policies’ death benefits will be sufficient to allow the bank to pay all benefits promised under the DBO agreements.
     Change-in-control severance agreements. As Middlefield disclosed in its Form 8-K Current Report filed with the SEC on July 12, 2006, Middlefield entered into severance agreements on July 11, 2006 with seven executives, including Messrs. Caldwell, Heslop, Giles, and Stacy and three other executives. The agreements promise to each executive a lump-sum payment calculated as a multiple of the executive’s salary and the executive’s cash bonus and cash incentive compensation. In the case of executives other than Messrs. Caldwell and Heslop the lump-sum severance benefit is payable immediately after their employment termination occurring within 24 months after a change in control, but only if employment termination occurs (x) involuntarily but without cause or (y) voluntarily because of an adverse change in their employment circumstances, such as a demotion and compensation reduction or relocation to an office more than 15 miles distant from their previous office location. Rather than being contingent on employment termination after a change in control, the lump-sum benefit of Messrs. Caldwell and Heslop is payable immediately after a change in control occurs. If the benefit were instead contingent on their employment termination, the benefit would have to be delayed for six months after employment termination because of Internal Revenue Code section 409A. Added to the Internal Revenue Code at the end of 2004, new section 409A imposes a six-month delay on benefits payable to highly compensated employees after their employment termination, but immediate payment is allowed in the case of benefits payable for reasons such as disability or the occurrence of a change in control. Middlefield believes that if a change in control occurs it is highly likely that the employment of Messrs. Caldwell and Heslop actually would terminate, and for that reason Middlefield believes that payment of the benefit to them merely because a change in control occurs is as a practical matter essentially equivalent to a payment that is contingent on employment termination, but without the six-month delay imposed by section 409A.
     The multiple of compensation payable under the severance agreements is 2.5 times in the case of Mr. Caldwell and Mr. Heslop and 2.0 times compensation for all other executives. The agreements also promise continued life, health, and disability insurance coverage for 24 months after employment termination and legal fee reimbursement of up to $500,000 if the severance agreements are challenged after a change in control. Benefits are not payable under the agreements of executives other than Messrs. Caldwell and Heslop if the executives are terminated for cause, but the agreements provide that termination for cause will be deemed to have occurred if and only if at least 75% of the board votes in favor of termination for cause. The agreements grant to the executives the right to challenge the board’s decision at the board meeting.
     Other elements of executive compensation. Neither Middlefield nor The Middlefield Banking Company maintains a defined benefit or actuarial plan providing retirement benefits for officers or employees based on actual or average final compensation. But the bank maintains a section 401(k) employee savings and investment plan for substantially all employees and officers of the bank who have more than one year of service. The bank’s contribution to the plan is based on 50% matching of voluntary contributions, up to 6% of compensation. An eligible employee may contribute up to 15% of his or her salary. Employee contributions are vested at all times. Bank contributions are fully vested after 6 years, vesting in 20% annual increments beginning with the second year. Bank employees also have life insurance benefits under a group term life insurance program, paying benefits to an employee’s beneficiary if the employee dies while employed by the bank, up to the lesser of (x) twice the employee’s annual salary at the time of death or (y) $140,000.
     Internal Revenue Code limits. The qualifying compensation regulations issued by the Internal Revenue Service under Internal Revenue Code section 162(m) provide that no deduction is allowed for applicable employee remuneration paid by a publicly held corporation to a covered employee to the extent that the remuneration exceeds $1.0 million for the applicable taxable year, unless specified conditions are satisfied. Salary and bonus amounts deferred by executives are not subject to section 162(m). Currently, remuneration is not expected to exceed $1.0 million for any employee. Therefore, Middlefield does not expect that compensation will be affected by the qualifying compensation regulations. The compensation committee and Middlefield’s board intend to maintain executive compensation within the section 162(m) deductibility limits, but could permit compensation exceeding the section 162(m) limits in the future.
SUMMARY COMPENSATION TABLE
     The executive compensation information to follow represents compensation for the full year, through December 31, 2006. The majority of the compensation is paid by The Middlefield Banking Company, but compensation shown in the table is aggregate compensation paid both by Middlefield and the bank.

							change in pension
							value and
						non-equity	nonqualified
				stock	option	incentive	deferred	all other
name and principal		salary (1)	bonus	awards	awards (2)	compensation(3)	compensation	compensation
position	year	($)	($)	(2)($)	($)	($)	earnings ($)	(4)($)	total ($)
Thomas G. Caldwell President and Chief Executive Officer	2006	226,300	0	0	0	41,200	0	10,300	$277,800

James R. Heslop II Executive Vice President and Chief Operating Officer	2006	173,903	0	0	0	23,250	0	7,750	$204,903

Jay P. Giles Senior Vice President - Senior Commercial Lender	2006	105,520	0	0	0	10,552	0	0	$116,072

Donald L. Stacy Chief Financial Officer and Treasurer	2006	110,630	0	0	0	11,063	0	5,532	$127,225

(1)  includes salary deferred at the election of the executive under The Middlefield Banking Company’s 401(k) retirement plan. Also includes fees for service as a director of Middlefield and the bank. Mr. Caldwell’s director fees in 2006 were $19,200. Mr. Heslop’s director fees were $18,900
(2)  no compensation expense was recognized in 2006 for the December 11, 2006 grant to each of the named executives of options to acquire 500 shares
(3)  represents cash incentive payments to be made in February 2007 under The Middlefield Banking Company’s Annual Incentive Plan, based on the bank’s financial performance and the executives’ performance in 2006. These payments represented 20% of Mr. Caldwell’s $206,000 2006 salary, 15% of Mr. Heslop’s $155,000 2006 salary, 10% of Mr. Giles’ 2006 salary, and 10% of Mr. Stacy’s 2006 salary. In other words, the executives’ performance and the bank’s financial performance (ROAE) for 2006 achieved but did not exceed the targets under the Annual Incentive Plan. Cash incentive payments made under the Annual Incentive Plan at the beginning of 2006 for performance during 2005 are not included in the Summary Compensation Table or in any other compensation tables to follow. In February 2006 the following cash incentive payments were made to the named executive officers under the Annual Incentive Plan for performance during 2005: Mr. Caldwell $55,500 (30% of 2005 salary), Mr. Heslop $28,100 (20% of 2005 salary), Mr. Giles $10,920 (10.50% of 2005 salary), and Mr. Stacy $10,763 (10.50% of 2005 salary). The executives’ performance and the bank’s financial performance (ROAE) for 2005 exceeded the targets under the Annual Incentive Plan
(4)  Perquisites and other personal benefits provided to each of the named executive officers in 2006 were less than $10,000. The figures in the “all other compensation” column represent the minimum contribution of 5% of annual base salary by The Middlefield Banking Company for each executive under the Executive Deferred Compensation Agreements. No interest was credited for the contribution in 2006. Mr. Giles has not entered into an Executive Deferred Compensation Agreement. For additional information about the Executive Deferred Compensation Agreements, please see the table immediately following captioned “Grants of Plan-Based Awards in 2006” and the “Nonqualified Deferred Compensation” table and accompanying text. Perquisites and other personal benefits do not equal or exceed $10,000. The value of insurance on the lives of the named executive officers is not reflected in the Summary Compensation Table because the executives have no interest in the policies. However, the executives are entitled to designate the beneficiary of death benefits payable by the bank under the DBO agreements. The value of group-term life insurance coverage provided for all employees is not reflected in the Summary Compensation Table because the group-term life insurance plan does not discriminate in scope, terms, or operation in favor of the named executive officers and is generally available to all salaried employees of the bank. See the “DBO agreements” and “Other elements of executive compensation” subheadings in the “Compensation – Compensation discussion and analysis” discussion above.

GRANTS OF PLAN-BASED AWARDS IN 2006
     The following table shows the potential cash incentive awards under The Middlefield Banking Company’s Annual Incentive Plan for performance during 2007 for the executives identified in the Summary Compensation Table, along with the terms of stock options awarded to them in 2006 under Middlefield’s 1999 Stock Option Plan and potential future payouts under the Executive Deferred Compensation Agreements entered into at the end of 2006 with Messrs. Caldwell, Heslop, and Stacy.

									all other			grant
									stock			date
									awards:	all other		fair
									number	option	exercise	value
									of	awards:	or base	of stock
									shares	number of	price of	and
			estimated future payouts under non-			estimated future payouts under equity			or stock	securities	option	option
			equity incentive plan awards			incentive plan awards (1)			or units	underlying	awards	awards
name	grant date		threshold ($)	target ($)	maximum ($)	threshold (#)	target (#)	maximum (#)	(#)	options (#)	($/sh)	($)
Thomas	12/11/2006					500	500	500			$42.25	$3,557
G. Caldwell	12/12/2006	(2)	$21,600	$43,200	$64,800
	12/28/2006	(3)	$42,110		$126,330

James R.	12/11/2006					500	500	500			$42.25	$3,557
Heslop II	12/11/2006	(2)	$17,500	$26,250	$35,000
	12/28/2006	(3)	$23,469		$70,406

Jay P.	12/11/2006					500	500	500			$42.25	$3,557
Giles	12/11/2006	(2)	$8,138	$10,850	$13,563

Donald	12/11/2006					500	500	500			$42.25	$3,557
L. Stacy	12/11/2006	(2)	$8,813	$11,750	$14,688
	12/28/2006	(3)	$15,757		$47,273

(1) stock option grants under Middlefield’s 1999 Stock Option Plan. No compensation expense was recognized in 2006 for options granted to or held by the named executive officers. All options granted to executive officers become fully vested and exercisable one year after the grant date
(2) potential cash incentive payments authorized under The Middlefield Banking Company’s Annual Incentive Plan based on the bank’s and the executives’ performance in 2007. If earned, the cash incentive payments will be made in early 2008
(3) represents the future value at age 65 of contributions for 2007 by The Middlefield Banking Company to the accounts of Messrs. Caldwell, Heslop, and Stacy under the Executive Deferred Compensation Agreements, payable in 180 substantially equal monthly installments when the executives attain age 65. The annual minimum contribution is 5% of each executive’s base annual salary (threshold). The maximum contribution is 15% of base annual salary. Future value is calculated on the assumption that each executive’s account balance earns interest until age 65 at 8.25%, the Wall Street Journal prime rate on January 17, 2007. See the table below captioned “Nonqualified Deferred Compensation” and the text accompanying that table for more information about the Executive Deferred Compensation Agreements
     Cash incentive payments under the Annual Incentive Plan depend upon two factors: (x) the employee’s position with the bank, which establishes a maximum cash incentive award as a percent of base salary and (y) the extent to which the performance targets – including ROAE (return on average equity) and individual performance targets – are achieved. If minimum performance thresholds are achieved in 2007, Mr. Caldwell and Mr. Heslop will receive a cash incentive payment equal to 10% of their 2007 base salary. Mr. Giles and Mr. Stacy would receive a cash incentive payment equal to 7.5% of their 2007 salary. If targeted performance is achieved, the cash incentive payment will be 20% of Mr. Caldwell’s 2007 salary, 15% of Mr. Heslop’s, and 10% of Mr. Giles’ and Mr. Stacy’s. Lastly, if the performance targets are exceeded by more than 10%, the cash incentive payment will be 30% of Mr. Caldwell’s 2007 salary, 20% of Mr. Heslop’s, and 12.5% of Mr. Giles’ and Mr. Stacy’s salary. If Middlefield’s ROAE for 2007 is consistent with the trend in ROAE growth over the period 2002 through 2006 (see “Selected Financial Data”), it is likely that the cash incentive payments to these executives for 2007 performance would be at the maximum percent-of-salary range, assuming the executives also satisfy their individual performance goals.
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2006
     The table to follow shows the number of shares acquirable, exercise prices, and expiration dates of all unexercised stock options held by the executives identified in the Summary Compensation Table. None of the executives holds unvested restricted stock or other stock awards. None of the executives exercised stock options in 2006 and no stock awards to the executives were made or became vested in 2006.

	option awards (1)					stock awards (1)
								equity
								incentive	equity
			equity					plan	incentive plan
			incentive					awards:	awards:
			plan					number of	market or
			awards:				market	unearned	payout value
	number of	number of	number of			number of	value of	shares,	of unearned
	securities	securities	securities			shares or	shares or	units or	shares, units
	underlying	underlying	underlying			units of	units of	other	or other
	unexercised	unexercised	unexercised	option	option	stock that	stock that	rights that	rights that
	options (#)	option (#)	unearned	exercise	expiration	have not	have not	have not	have not
	exercisable	unexercisable	options (#)	price ($)	date	vested (#)	vested ($)	vested (#)	vested (#)
Thomas G. Caldwell	1,274			$24.29	11/23/2009
	3,188			$18.80	12/11/2010
	1,821			$23.45	12/9/2012
	3,645			$25.50	12/8/2013		n/a
	2,205			$31.97	12/13/2014
	1,575			$38.57	12/6/2015
		500		$42.25	12/11/2016

James R. Heslop II	636			$24.29	11/23/2009
	2,858			$18.80	12/11/2010
	1,821			$23.45	12/9/2012
	3,645			$25.50	12/8/2013		n/a
	2,205			$31.97	12/13/2014
	1,575			$38.57	12/6/2015
		500		$42.25	12/11/2016

Jay P. Giles	636			$18.80	12/11/2010
	1,214			$23.45	12/9/2012
	2,430			$25.50	12/8/2013		n/a
	1,102			$31.97	12/13/2014
	525			$38.57	12/6/2015
		500		$42.25	12/11/2016

Donald L. Stacy	636			$18.80	12/11/2010
	1,214			$23.45	12/9/2012
	2,430			$25.50	12/8/2013		n/a
	1,653			$31.97	12/13/2014
	1,050			$38.57	12/6/2015
		500		$42.25	12/11/2016

(1)	adjusted for stock dividends
NONQUALIFIED DEFERRED COMPENSATION
     On December 28, 2006 The Middlefield Banking Company entered into Executive Deferred Compensation Agreements with Messrs. Thomas G. Caldwell, James R. Heslop II, and Donald L. Stacy. The following table shows contributions by or on behalf of the executives named in the Summary Compensation Table under the Executive Deferred Compensation Agreements. There were no withdrawals by or distributions to the executives in 2006 and there were no earnings credited to their accounts for 2006.

				aggregate
				withdrawals /
	executive	registrant contributions	aggregate earnings	distributions in	aggregate balance at
name	contributions in 2006	in 2006 *	in 2006	2006	December 31, 2006
Thomas G. Caldwell	n/a	$10,300	$0	$0	$10,300
James R. Heslop II	n/a	$7,750	$0	$0	$7,750
Jay P. Giles	n/a	n/a	n/a	n/a	n/a
Donald L. Stacy	n/a	$5,532	$0	$0	$5,532

*	these amounts are also included in the “all other compensation” column of the Summary Compensation Table for 2006
     The minimum contribution by the bank each year is 5% of the executive’s base annual salary. The contribution made by The Middlefield Banking Company for 2006 was 5% of each executive’s base annual salary. The additional potential contribution – up to a maximum of 15% of salary – will apply in later years only. The bank’s net income goal for 2007 is $3,902,000.

performance goal #1	annual contribution exceeding 2.5% of base
bank net income	annual salary
minimum 2.5% of base annual salary
101% of net income goal	additional 1.0% of base annual salary
102% of net income goal	additional 1.0% of base annual salary
103% of net income goal	additional 1.0% of base annual salary
104% of net income goal	additional 1.0% of base annual salary
105% of net income goal	additional 1.0% of base annual salary, up to a maximum of 7.5% of base annual salary performance goal #2
overall bank peer rank
Ohio-headquartered commercial
banks	annual contribution exceeding 2.5% of base
as reported by Ryan Beck & Co. *	annual salary
minimum of 2.5% of base annual salary
top 40%	additional 1.0% of base annual salary
top 30%	additional 1.0% of base annual salary
top 20%	additional 1.0% of base annual salary
top 10%	additional 1.0% of base annual salary
#1 rank	additional 1.0% of base annual salary, up to a maximum of 7.5% of base annual salary
     The maximum annual contribution for achievement of performance goal #1 is 7.5% of the executive’s base annual salary. Likewise, the maximum annual contribution for achievement of performance goal #2 is also 7.5% of base annual salary. In other words, the bank’s maximum potential contribution on an executive’s behalf is 15% of his base annual salary. But in its discretion the board of directors may increase or decrease the amount of the annual contribution. The annual contribution amount cannot be changed more frequently than annually, however.
     Contributions and interest on contributions are accounted for by a so-called deferral account for each executive, but the deferral account is merely an accounting device and does not represent a trust fund or other dedicated fund set aside for an executive’s benefit. The bank will make annual interest-crediting contributions to the executives’ deferral accounts. One interest-crediting rate – the prime rate reported in the Wall Street Journal – applies during the deferral period (while the executive is employed by the bank) and another rate – the yield on a 20-year corporate bond rated Aa, rounded to the nearest quarter percent, as reported by Moody’s – applies during all other periods (including the period after age 65 when distributions commence and, if earlier than age 65, the period after employment termination). On the date this prospectus/proxy statement was completed, the Wall Street Journal prime rate was 8.25%. No interest was credited for the contribution in 2006.
     When the executive attains age 65 his account balance will be paid by the bank over 180 months. But if a change in control occurs the account balance will be paid in a single lump sum within three days after the change in control. The account balance also will be paid in a single lump sum to the executive’s beneficiary within 90 days after the executive’s death, whether the executive dies in service to the bank or after terminating service. The bank will pay the executives’ benefits from the bank’s general assets. Finally, the bank has promised in the Executive Deferred Compensation Agreements to reimburse up to $500,000 of each executive’s legal expenses if his agreement is challenged after a change in control.
ILLUSTRATION OF HYPOTHETICAL CHANGE-IN-CONTROL BENEFITS
     The following table illustrates estimated change-in-control benefits potentially payable to the executive officers identified in the Summary Compensation Table. This illustration is based on a hypothetical change in control of Middlefield occurring on December 31, 2006 and the assumption that each executive’s employment terminates on that date. The purpose of this table is to provide a means to estimate the value of the executives’ contract rights – summarized elsewhere in this prospectus/proxy statement – that arise or that are enhanced because of a change in control. For example, the table does not take account of the premium price likely payable by an acquiror for the stock held by Middlefield’s stockholders, including the substantial number of shares of Middlefield common stock held by the named executive officers. Like other stockholders, the named executive officers would profit from sale of their shares to an acquiror at a premium. But that is a potential benefit shared equally by all stockholders. Therefore, the potential value of that premium is not taken into account in the table. For the same reason the table does not take account of the value of stock options that are fully vested and exercisable. Although the vested options would be more valuable if a change-in-control premium yields an increase in the value of Middlefield shares, the change in control itself does not affect the contract rights associated with the stock options because those options have already become fully vested. The table does, however, include the value of stock options that become vested on an accelerated basis because of the change in control, with value measured as the difference between the option exercise price and the hypothetical change-in-control price, also known as the spread value. Consistent with SEC disclosure rules, the hypothetical change-in-control price is the closing price of Middlefield stock on the last trading day of 2006, which was $42.25 on December 29, 2006.

		estimated present value of
		continued life, health, and	spread value of options	change-in-control
	lump-sum cash	disability benefits, continuing	that become vested and	benefit under the
	payment under the	for 24 months after employment	exercisable on an	Executive Deferred
	severance	termination under the terms of	accelerated basis because	Compensation
	agreement	the severance agreement	of the change in control	Agreements
Thomas G. Caldwell (1)	$618,932	$38,044	$0	$10,300
James R. Heslop II (1)	$447,135	$38,044	$0	$7,750
Jay P. Giles (2)	$233,034	$38,044	$0	n/a
Donald L. Stacy (2)	$242,529	$38,044	$0	$5,532

(1) For Messrs. Caldwell and Heslop the lump-sum payment is 2.5 times the sum of (x) the executive’s salary on the date of the change in control and (y) the average of the executive’s cash bonus and cash incentive compensation in the three-year period before the year in which the change in control occurred. The lump-sum cash severance payment assumes each executive’s employment terminates on the date of the change in control, but the cash severance benefit payable under the severance agreements of each of Mr. Caldwell and Mr. Heslop is actually payable immediately after a change in control, regardless of whether their employment also terminates
(2) For Messrs. Giles and Stacy the lump-sum payment is 2.0 times the sum of (x) the executive’s salary on the date of the change in control or the date employment termination occurs, whichever amount is greater, and (y) the executive’s cash bonus for the year before the year in which the change in control occurred or for the year before the year in which employment termination occurred, whichever amount is greater
     The spread value of options is zero because the exercise price of the options granted in late 2006 and the hypothetical change-in-control price are identical: $42.25. The table does not take account of DBO agreement benefits. Under the DBO agreements, an executive generally forfeits the right to designate the beneficiary of bank-paid death benefits after employment termination, but the executive’s right is preserved if employment termination occurs within 12 months after a change in control. The right is also preserved in other cases as well, such as termination because of disability, termination after attaining age 55 with at least ten years of service to the bank, and termination after attaining age 65. Middlefield is not able to measure the incremental value associated with preservation of the right to designate the beneficiary of bank-paid death benefits at an earlier date than attainment of age 55 with ten years of service, and for that reason the incremental enhancement of this contract right is not reflected in the table.
     The table also does not take into account the impact of Federal, state, and local taxes imposed on executives’ change-in-control benefits, which could significantly reduce the executives’ benefits. In addition to ordinary income taxes, a 20% excise tax would be imposed by Internal Revenue Code section 4999 on any executive whose aggregate change-in-control benefits equal or exceed three times the five-year average of his or her taxable compensation. If the excise tax is imposed, it is imposed on all change-in-control benefits exceeding the executive’s five-year average taxable compensation. Under Internal Revenue Code section 280G, the employer also forfeits its compensation deduction for benefits on which the section 4999 excise tax is imposed.

DIRECTOR COMPENSATION
     The following table shows the compensation of Middlefield directors for their service in 2006, other than Directors Caldwell and Heslop. Like the executive compensation information included in this prospectus/proxy statement, the figures represent compensation for the full year, through December 31, 2006. The majority of the director compensation is paid by The Middlefield Banking Company for directors’ service on the bank’s board and committees of the bank’s board, but compensation shown in the table is aggregate compensation paid for directors’ service both to Middlefield and the bank. Information about compensation paid to and earned by Directors Caldwell and Heslop is included elsewhere in this prospectus/proxy statement.

					change in pension
					value and
					nonqualified
	fees earned			non-equity	deferred	all other
	or paid in	stock awards	option	incentive plan	compensation	compensation
name	cash ($)	($) (1)	awards ($)(1)	compensation ($)	earnings ($) (2)	($)	total ($)
Richard T. Coyne	20,950	0	0	n/a	7,950	0	$28,900
Frances H. Frank	22,200	0	0	n/a	6,000	0	$28,200
Thomas C. Halstead	18,950	0	0	n/a	8,400	0	$27,350
Donald D. Hunter	23,650	0	0	n/a	10,800	0	$34,450
James J. McCaskey	20,050	0	0	n/a	0	0	$20,050
Carolyn J. Turk	20,100	0	0	n/a	0	0	$20,100
Donald E. Villers	21,250	0	0	n/a	7,200	0	$28,450

(1) no options were granted to directors in 2006 and, because all options previously granted to directors were fully vested and exercisable on January 1, 2006, no compensation expense was recognized in 2006 for directors’ unexercised stock options
(2) represents the addition in 2006 to the liability accrual balance established by The Middlefield Banking Company to account for the bank’s obligation to pay retirement benefits under director retirement agreements entered into with all nonemployee directors other than Directors McCaskey and Turk
     Director fees and stock options. Middlefield directors received compensation of $200 for each meeting attended in 2006. The Chairman of the Board received additional annual compensation of $2,400. Under Middlefield’s 1999 Stock Option Plan, each Middlefield director who is not also a full-time officer or employee of Middlefield or the bank is entitled to an automatic grant of options to acquire Middlefield stock. Unexercised stock options held by Middlefield’s non-employee directors and the option exercise prices are as follows -

		number of shares acquirable	exercise price per
		by unexercised stock option	share (adjusted for
		(adjusted for stock dividends	stock dividends
	option grant date	and stock split)	and stock split)
Frances H. Frank	06/14/1999	1,274	$24.88
	12/11/2000	495	$18.80
	12/9/2002	242	$23.45

Thomas C. Halstead	06/14/1999	1,274	$24.88
	12/9/2002	242	$23.45

Donald D. Hunter	06/14/1999	1,274	$24.88
	12/11/2000	495	$18.80
	12/9/2002	242	$23.45

James J. McCaskey	05/12/2004	1,274	$28.72

Donald E. Villers	06/14/1999	1,012	$24.88
     Directors Coyne and Turk have exercised all options granted to them. All options granted to directors become vested and exercisable on the first anniversary of the grant date and expire ten years after the grant date.
     Directors are also entitled to life insurance benefits under the bank’s group-term life insurance program, potentially entitled to benefits ranging from $10,000 to $30,000 if the director dies while in service to the bank, payable to the director’s designated beneficiary.

     Director retirement agreements. The Middlefield Banking Company entered into director retirement agreements with each nonemployee director in 2001, other than Directors McCaskey and Turk. The agreements are intended to encourage existing directors to remain directors of the bank, assuring the bank that it will have the benefit of the directors’ experience and guidance in the years ahead. Middlefield and the bank believe it is necessary and appropriate to reward director service with a competitive compensation package, including Board fees and post-retirement benefits.
     The agreements provide directors with a retirement benefit that Middlefield considers modest. For retirement on or after the normal retirement age estimated for each director, ranging from ages 75 to 78, the director retirement agreements provide for an annual benefit for ten years in an amount equal to 25% of the final average annual fees earned by the director in the three years before retirement. However, no benefits are payable unless the director has served as a director for at least five years, including years of service before the director retirement agreements were entered into. If a director terminates service before his or her estimated normal retirement age for reasons other than death or disability, he or she will receive over a ten-year period a payment based upon the retirement-liability balance accrued by The Middlefield Banking Company at the end of the year before the year in which the director’s service terminated. However, no benefits are payable in the case of early termination unless the director is at least 55 years of age and has served as a director for at least five years, including years of service before the director retirement agreements were entered into. If a director becomes disabled before his or her estimated normal retirement age, the director will receive a lump-sum payment in an amount equal to the retirement-liability balance accrued by The Middlefield Banking Company at the end of the year before the year in which disability occurred. If a change in control occurs and a director’s service terminates within 12 months after the change in control, the director will receive a lump-sum payment equal to the retirement-liability balance accrued by the bank at the end of the year before the year in which termination occurred. For this purpose, the term “change in control” means -
-	a merger in which Middlefield’s shareholders end up with less than 50% of the resulting company’s voting stock, or

-	a beneficial ownership report is required to be filed under sections 13(d) or 14(d) of the Securities Exchange Act of 1934 by a person (or group of persons acting in concert) to report ownership of 15% or more of Middlefield’s voting securities, or

-	during any period of two consecutive years, individuals who constitute Middlefield’s Board of Directors at the beginning of the two-year period cease for any reason to constitute a majority of the Board. Directors elected during the two-year period are treated as if they were directors at the beginning of the period if they were nominated by at least two-thirds of the directors in office at the beginning of the period, or

-	Middlefield sells substantially all of its assets to a third party, including sale of The Middlefield Banking Company.
     No benefits are payable under the director retirement agreements to a director’s beneficiaries after the director’s death. The director retirement agreements of Directors Frank, Halstead, Hunter, and Villers provide that The Middlefield Banking Company shall also obtain and maintain health insurance coverage for the lifetime of those directors and their spouses if the coverage can be obtained on commercially reasonable terms. A director forfeits all benefits under the director retirement agreement if he or she is not nominated for re-election because of the director’s neglect of duties, commission of a felony or misdemeanor, or acts of fraud, disloyalty, or willful violation of significant bank policies, or if the director is removed by order of the FDIC.
     Because Middlefield’s mandatory retirement policy provides that directors may not stand for re-election after attaining age 75, Director Hunter will not stand for re-election when his term expires at the 2007 annual meeting. The annual retirement benefit under his Director Retirement Agreement is expected to be $4,383, payable for ten years, in addition to lifetime health care coverage.
     Director Indemnification. At the 2001 Annual Meeting of Shareholders, the shareholders approved the form and use of indemnification agreements for directors. Middlefield entered into indemnification agreements with each director that allow directors to select the most favorable indemnification rights provided under (1) Middlefield’s Second Amended and Restated Articles of Incorporation or Regulations in effect on the date of the indemnification agreement or on the date expenses are incurred, (2) state law in effect on the date of the indemnification agreement or on the date expenses are incurred, (3) any liability insurance policy in effect when a claim is made against the director or on the date expenses are incurred, and (4) any other indemnification arrangement otherwise available. The agreements cover all fees, expenses, judgments, fines, penalties, and settlement amounts paid in any matter relating to the director’s role as Middlefield’s director, officer, employee, agent or when serving as Middlefield’s representative with respect to another entity. Each indemnification agreement provides for the prompt advancement of all expenses incurred in connection with any proceeding subject to the director’s obligation to repay those advances if it is determined later that the director is not entitled to indemnification.
     Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee has served as an officer or employee of Middlefield or The Middlefield Banking Company. Director Frank is Secretary and Treasurer of The Frank Agency, Inc., a general insurance agency located in Middlefield. Mrs. Frank’s spouse is the principal executive officer of The Frank Agency, Inc. The Middlefield Banking Company has from time to time purchased insurance through The Frank Agency, Inc., including directors and officers liability insurance, blanket bond coverage, and pension and welfare benefits insurance. The Frank Agency, Inc. receives commissions and fees for its service as insurance agent for these purchases. The Middlefield Banking

Company also pays fees for miscellaneous benefit plan-related administrative services provided by The Frank Agency, Inc. Fees and premiums for insurance purchased through The Frank Agency, Inc. did not exceed $120,000 in any of the years 2004, 2005, or 2006.
     Transactions with affiliates. Directors and executive officers of Middlefield and their associates are customers of and enter into banking transactions with The Middlefield Banking Company in the ordinary course of business. Middlefield expects that these relationships and transactions will continue. The charter of the Audit Committee of Middlefield’s board states that the Audit Committee is responsible for evaluating and deciding whether to approve transactions between Middlefield and its directors, executive officers, and other affiliates. The Audit Committee charter is in writing and a copy is available on Middlefield’s web site at www.middlefieldbank.com. The transactions with directors, executives officers, and their associates have not involved more than the normal risk of collectability and have not presented other unfavorable features. Loans and commitments to lend included in these transactions were made and will be made on substantially the same terms – including interest rates and collateral – as those prevailing at the time for comparable transactions with persons not affiliated with Middlefield.
     Voting securities and principal holders. No person is known by Middlefield to own beneficially more than 5% of Middlefield’s outstanding stock. The following table shows the beneficial ownership of Middlefield common stock on December 31, 2006 of each director, each executive officer identified in the Summary Compensation Table, and all directors and executive officers as a group. For purposes of the table, a person is considered to beneficially own any shares over which he or she exercises sole or shared voting or investment power or of which he or she has the right to acquire beneficial ownership within 60 days after the date of this prospectus/proxy statement. Unless otherwise indicated, voting power and investment power are exercised solely by the person named or they are shared with members of his or her household. Shares deemed to be outstanding for purposes of computing percent of stock are calculated on the basis of 1,424,807 shares outstanding, plus the number of shares each individual has the right to acquire within 60 days.

			Shares acquirable
	Shares		within 60 days by
	beneficially		exercise of stock	Percent of
Directors and named executive officers	owned		options (1)	stock
Thomas G. Caldwell	11,221	(2)	13,708	1.7%
Richard T. Coyne	4,444	(3)	0	(11)
Frances H. Frank	8,882	(4)	2,011	(11)
Jay P. Giles	944		5,907	(11)
Thomas C. Halstead	10,989	(5)	1,516	(11)
James R. Heslop II	2,220	(6)	12,740	1.0%
Donald D. Hunter	8,335	(7)	2,011	(11)
James J. McCaskey	693	(8)	1,274	(11)
Donald L. Stacy	997	(9)	6,983	(11)
Carolyn J. Turk	2,024		0	(11)
Donald E. Villers	10,434	(10)	1,012	(11)
Other executive officers (3 people)	506		20,948	1.5%

All directors and executive officers as a group (14 people)	61,689		68,110	8.7%

(1) Options granted under Middlefield’s 1999 Stock Option Plan. Options granted under the plan vest and become exercisable one year after the grant date and have ten-year terms
(2) Includes 137 shares held by Mr. Caldwell as custodian for his minor children
(3) Includes 228 shares held by Mr. Coyne’s spouse
(4) Includes 5,279 shares held by Mrs. Frank’s spouse. Mrs. Frank disclaims beneficial ownership of shares held by her spouse
(5) Includes 3,718 shares held by Mr. Halstead’s spouse and her trust
(6) Includes 207 shares held by Mr. Heslop as custodian for his minor children
(7) Includes 8,134 shares held in trust
(8) Includes 463 shares held by Mr. McCaskey’s spouse
(9) Includes 12 shares held by jointly with minor child
(10) Includes 4,540 shares held by Mr. Villers’ spouse, 3,691 shares held jointly with children and grandchildren, and 278 shares held by Mr. Villers’ spouse and children
(11) Does not exceed 1%
     Issuance of Middlefield shares to Emerald Bank shareholders in the merger will have no impact on the number of shares acquirable by exercise of options previously granted under Middlefield’s 1999 Stock Option Plan or on the exercise prices of those options. Issuance of shares to Emerald Bank shareholders will reduce by a negligible amount the percentage ownership of Middlefield’s directors and executive officers reflected in the preceding table.
Election of Emerald Bank Directors (Proposals Two and Three)
     In accordance with the Articles of Incorporation of Emerald Bank, a nominee for election as a director of the Bank may be proposed only by or at the direction of the Board of Directors or by any shareholder entitled to vote for the election of directors. A shareholder must make a nomination in writing and must deliver or mail the nomination to the President of Emerald Bank. The shareholder must mail or deliver the nomination not less than fourteen days and not more than fifty days prior to any shareholder meeting called for the purpose of electing directors, except that, if less than twenty-one days’ notice of the meeting is given to the shareholders, then the shareholder must mail or deliver the nomination not later than the close of business on the seventh day following the day on which notice of the meeting was mailed. The notification must contain the following information, to the extent known by the shareholder:
-	The name and address of each proposed nominee;

-	The principal occupation of each proposed nominee;

-	The total number of shares of the capital stock of the Bank that will be voted for each proposed nominee;

-	The name and residence address of the notifying shareholder; and

-	The number of shares of capital stock beneficially owned by the notifying shareholder.
     Any attempt to nominate a director for election will be invalid and disregarded if the shareholder has not complied with each of the procedural steps described above, except that the Chairman of the meeting may determine that the facts warrant the acceptance of the nomination.
     The Board of Directors proposes the re-election of the following persons to serve until the Annual Meeting of Shareholders in the year set forth below and until their successors are duly elected or until their earlier resignation, removal from office or death:

		Term to Expire At
	Name	Annual Meeting In
Proposal Two:
Nominee for the term ending at the annual meeting in 2008	Clayton W. Rose, III	2008

Proposal Three:	George J. Kontogiannis	2009
Nominees for the term ending at the annual meeting in 2009	Kenneth E. Jones	2009

	Tom W. Davis	2009
     Directors Glenn E. Aidt and Joseph C. Zanetos will continue to serve as directors after the Annual Meeting until the Annual Meeting of Shareholders in 2008 and until their successors are duly elected or their earlier resignation, removal from office or death. Emerald Bank’s board of directors recommends that you vote “FOR” election of the director nominees identified above.
     Information on each of the directors is set forth below:
     Glenn E. Aidt, Age 65. Mr. Aidt serves as the Bank’s Chief Executive Officer and President. Mr. Aidt has over 38 years of experience in the financial institution industry. Mr. Aidt worked 11 of those years for Milton Federal Savings Bank in West Milton, Ohio, serving as its chief executive officer, president and a director. During that time, he oversaw its growth from $94.0 million in assets to $259.0 million in assets. Prior to working at Milton Federal, he served as group vice president and member of the senior management team for Gem Savings in Dayton, Ohio. Most recently, Mr. Aidt served as regional client relationship manager and assistant vice president for Unizan Bank, a $2.8 billion national bank. During his banking career, Mr. Aidt has been involved in all facets of operations, including lending, retail deposits, branching and investments. Mr. Aidt received his Bachelor of Arts in Business Education from Otterbein College in 1962 and his M.B.A. from the University of Dayton in 1970.
     Tom W. Davis, Age 66. Mr. Davis serves as the Chairman of the Board of Directors of the Bank. Mr. Davis has served as chairman of United Pool Distribution and R.P.R.T. Transportation, Inc. since 1978, overseeing a $20 million firm. Mr. Davis served as chairman of Ravenna Savings & Loan Association for over ten years. Mr. Davis attended Texas Christian University from 1961 to 1962.

     Kenneth E. Jones, Age 57. Mr. Jones has been a self-employed financial consultant and advisor since April 2001. Mr. Jones served as chief financial officer for Photonic Integration Research, Inc. from April 1993 to April 2001, at which time the company was sold. Mr. Jones earned a Bachelor of Science in Nuclear Engineering from the University of Virginia in 1970 and an M.B.A. from the University of Virginia in 1972. Mr. Jones currently is and has been a State of Ohio licensed CPA (inactive) since 1982. Mr. Jones is a director of Applied Innovation, Inc., Dublin, Ohio (NASDAQ), and chairs the company’s Audit Committee.
     George J. Kontogiannis, AIA, Age 65. Mr. Kontogiannis has served as chief executive officer of The Kontogiannis Companies, a Columbus-based real estate management development and construction company, since 1966. Mr. Kontogiannis is a licensed architect. Mr. Kontogiannis received his Bachelor of Architecture from Ohio University in 1963.
     Clayton W. Rose III, CPA, Age 54. Mr. Rose has served as a Certified Public Accountant and Shareholder of Rea & Associates Inc., CPA’s located in Dublin, Ohio, since January 1992. He has over 30 years of experience in public accounting, focusing on accounting and taxes for closely-held businesses and emerging businesses. Mr. Rose is very active in the Dublin community, currently serving as Chairman of the City of Dublin Tax Board of Review and board member of the Dublin Irish Festival. He is a past president of the Kiwanis Club of Dublin and past president of the Dublin Convention and Visitors Bureau. Mr. Rose received his Bachelor of Business Administration from Ohio State University in 1974.
     Joseph C. Zanetos, Age 58. Mr. Zanetos has served as president of Anthony-Thomas Candy Co., located in Columbus, Ohio, since 1994, prior to which Mr. Zanetos served in a number of management positions with that company.
Ratification of the Selection of Emerald Bank’s Auditor (Proposal Four)
     The Emerald Board proposes ratification of the selection of Crowe Chizek and Company, LLC as the independent auditor for Emerald Bank for the year 2007. Crowe Chizek and Company, LLC has audited the consolidated financial statements for Emerald Bank for the year ended December 31, 2006. Emerald Bank’s board of directors recommends that you vote “FOR” ratification of the selection of Crowe Chizek and Company, LLC as independent auditor.
Adjournment of the Meeting (Proposal Five)
     If there are insufficient votes at the Emerald Bank shareholders’ meeting to adopt the merger agreement and approve the merger, the shareholders cannot adopt the merger agreement and approve the merger unless the meeting is adjourned to a later date or dates so that additional proxies can be solicited. Notice of an adjourned meeting need not be given to shareholders if the date, time, and place of the adjourned meeting are announced at the shareholders’ meeting. To allow proxies that are received by Emerald Bank to be voted for an adjournment, if necessary, Emerald Bank is submitting to Emerald Bank shareholders this adjournment proposal. This proposal will not be considered approved unless it is approved by the holders of a majority of the Emerald Bank common shares present in person or by proxy at the shareholders’ meeting. Emerald Bank’s board of directors recommends that you vote “FOR” the proposal to adjourn the shareholders’ meeting.
Other Matters
     As of the date of this prospectus/proxy statement Emerald Bank’s board of directors is not aware of any matters that will be presented for consideration at the shareholders’ meeting other than the proposals described in this prospectus/proxy statement.
Experts
     The consolidated financial statements of Middlefield and subsidiaries as of December 31, 2005 and 2004 and for the three years ended December 31, 2005 have been audited by S.R. Snodgrass, A.C., an independent registered public accounting firm, as set forth in their report thereon. Middlefield’s consolidated financial statements are included in this prospectus/proxy statement in reliance upon the report given on the authority of S.R. Snodgrass, A.C. as experts in accounting and auditing.
Legal Matters
     Grady & Associates has rendered an opinion that the Middlefield common shares to be issued to Emerald Bank shareholders in the merger are duly authorized and, when issued and delivered as provided in this prospectus/proxy statement and the merger agreement, will be validly issued, fully paid, and non-assessable under the laws of the State of Ohio.
Where You Can Find More Information
     Middlefield has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 under the Securities Act of 1933 for the Middlefield common shares to be issued to Emerald Bank shareholders in the merger. This prospectus/proxy statement constitutes a part of the Form S-4 Registration Statement. The rules and regulations of the SEC allow us to omit from this prospectus/proxy statement the remainder of the Form S-4 Registration Statement, consisting principally of exhibits.
     In addition to the Form S-4 Registration Statement, Middlefield files annual, quarterly, and current reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934, filing these documents electronically. The SEC maintains a website containing the documents that registrants like Middlefield file electronically. The SEC website’s internet address is www.sec.gov. Middlefield’s Form S-4 Registration Statement, annual, quarterly, and current reports, proxy statements, and other information filed with the SEC can also be found on Middlefield’s internet website at www.middlefieldbank.com. You also may read and copy the Form S-4 Registration Statement and its exhibits along with the reports, proxy statements, and other information filed with the SEC by Middlefield, at -
Securities and Exchange Commission
Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549
     Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room.
     If you wish to request information from Middlefield or Emerald Bank, please do so by March 21, 2007 to ensure that you receive the documents before the Emerald Bank shareholders’ meeting.
Sources of Information
     All information in this prospectus/proxy statement concerning Middlefield and The Middlefield Banking Company has been furnished by Middlefield. All information about Emerald Bank has been furnished by Emerald Bank. You should rely solely on the information contained in this prospectus/proxy statement and appendices. We have not authorized anyone to provide you with information that is different from that.

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Middlefield Banc Corp.
We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Wexford, PA
February 10, 2006,
except for Note 23,
as to which the date is
December 15, 2006

S.R. Snodgrass, A.C. • 2100 Corporate Drive, Suite 400 • Wexford, Pennsylvania 15090-7647 • Phone: (724) 934-0344 • Facsimile: (724) 934-0345

MIDDLEFIELD BANC CORP.
CONSOLIDATED BALANCE SHEET

	September 30,	December 31,
	2006	2005	2004
	(unaudited)
ASSETS
Cash and due from banks	$5,217,424	$5,294,641	$5,311,776
Federal funds sold	5,440,000	—	—
Interest-bearing deposits in other institutions	538,369	526,523	614,506

Cash and cash equivalents	11,195,793	5,821,164	5,926,282
Investment securities available for sale	55,025,592	57,887,130	57,240,965
Investment securities held to maturity (estimated market value of $225,604, $232,967 and $243,810 )	215,836	221,453	221,412
Loans	244,851,623	234,054,797	215,653,283
Less allowance for loan losses	3,049,076	2,841,098	2,623,431

Net loans	241,802,547	231,213,699	213,029,852
Premises and equipment	6,570,303	6,624,776	6,617,594
Bank-owned life insurance	6,810,585	5,632,982	5,424,304
Accrued interest and other assets	4,053,955	3,812,987	2,753,577

TOTAL ASSETS	$325,674,611	$311,214,191	$291,213,986

LIABILITIES
Deposits:
Non-interest-bearing demand	$40,490,319	$39,782,375	$36,331,809
Interest-bearing demand	12,612,933	9,362,399	8,817,873
Money market	14,908,162	13,078,829	15,666,730
Savings	57,241,678	66,495,057	78,935,512
Time	139,452,806	120,730,980	100,133,527

Total deposits	264,705,898	249,449,640	239,885,451
Short-term borrowings	1,309,558	6,710,914	1,871,763
Other borrowings	28,690,292	26,578,211	23,683,324
Accrued interest and other liabilities	1,401,631	1,186,061	951,424

TOTAL LIABILITIES	296,107,379	283,924,826	266,391,962

STOCKHOLDERS’ EQUITY
Common stock, no par value; 10,000,000 shares authorized, 1,520,879, 1,506,736 and 1,423,262 shares issued	16,503,343	15,976,335	12,815,927
Retained earnings	16,738,454	14,959,891	15,004,552
Accumulated other comprehensive loss	(466,258)	(677,088)	(28,682)
Treasury stock, at cost; 95,080 in 2006 and 89,333 shares in 2005 and 2004	(3,208,307)	(2,969,773)	(2,969,773)

TOTAL STOCKHOLDERS’ EQUITY	29,567,232	27,289,365	24,822,023

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$325,674,611	$311,214,191	$291,213,986

See accompanying notes to consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF INCOME

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$12,598,616	$11,065,258	$15,040,518	$13,617,560	$12,846,525
Interest-bearing deposits in other institutions	11,939	10,461	15,500	5,641	17,188
Federal funds sold	38,328	31,057	35,173	50,608	48,947
Investment securities:
Taxable	871,259	1,041,027	1,353,035	1,400,063	1,196,221
Tax-exempt	745,368	621,423	864,745	604,399	486,485
Other dividend income	61,517	48,761	69,533	54,265	51,797

Total interest and dividend income	14,327,027	12,817,987	17,378,504	15,732,536	14,647,163

INTEREST EXPENSE
Deposits	5,085,705	4,041,713	5,520,206	4,905,899	4,905,826
Short-term borrowings	145,213	60,140	103,836	2,180	4,048
Other borrowings	898,771	738,223	1,030,572	860,819	815,033

Total interest expense	6,129,689	4,840,076	6,654,614	5,768,898	5,724,907

NET INTEREST INCOME	8,197,338	7,977,911	10,723,890	9,963,638	8,922,256

Provision for loan losses	240,000	195,000	302,000	174,000	315,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,957,338	7,782,911	10,421,890	9,789,638	8,607,256

NONINTEREST INCOME
Service charges on deposit accounts	1,310,979	1,167,988	1,579,121	1,402,027	1,033,928
Investment securities gains (losses), net	(5,868)	—	—	(98,375)	542
Earnings on bank-owned life insurance	177,603	155,684	208,677	221,919	202,385
Other income	305,869	243,222	331,439	253,660	191,289

Total noninterest income	1,788,583	1,566,894	2,119,237	1,779,231	1,428,144

NONINTEREST EXPENSE
Salaries and employee benefits	2,840,361	2,758,504	3,568,603	3,442,262	3,085,451
Occupancy	385,037	374,994	495,982	494,759	403,591
Equipment	301,066	327,133	432,635	356,346	333,163
Data processing costs	484,270	443,775	625,856	538,349	470,393
Professional fees	264,393	256,469	293,138	252,731	218,838
Ohio state franchise tax	270,000	270,000	284,950	285,050	265,050
Advertising	249,092	227,277	302,679	253,858	168,849
Postage and freight	130,499	145,032	189,970	178,717	161,632
Other expense	1,051,450	938,336	1,230,826	1,163,634	998,483

Total noninterest expense	5,976,168	5,741,520	7,424,639	6,965,706	6,105,450

Income before income taxes	3,769,753	3,608,285	5,116,488	4,603,163	3,929,950
Income taxes	1,033,587	1,001,000	1,415,156	1,330,000	1,131,330

NET INCOME	$2,736,166	$2,607,285	$3,701,332	$3,273,163	$2,798,620

EARNINGS PER SHARE
Basic	$1.93	$1.86	$2.64	$2.30	$1.99
Diluted	1.90	1.83	2.60	2.28	1.98
     See accompanying notes to consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity	Income
Balance, December 31, 2002	1,209,123	$7,883,155	$15,051,110	$475,428	$(1,663,285)	$21,746,408

Net income			2,798,620			2,798,620	$2,798,620
Other comprehensive income:
Unrealized loss on available-for-sale securities, net of reclassification adjustment, net of tax benefit of $180,421				(350,229)		(350,229)	(350,229)

Comprehensive income							$2,448,391

Exercise of stock options	847	19,916				19,916
Common stock issued	5,612	170,513				170,513
Purchase of treasury stock					(81,624)	(81,624)
Five percent stock dividend (including cash paid for fractional shares)	57,972	1,797,165	(1,801,961)			(4,796)
Dividend reinvestment plan	5,574	167,407				167,407
Cash dividends ($.71 per share)			(961,901)			(961,901)

Balance, December 31, 2003	1,279,128	10,038,156	15,085,868	125,199	(1,744,909)	3,504,314

Net income			3,273,163			3,273,163	$3,273,163
Other comprehensive income:
Unrealized loss on available-for-sale securities, net of reclassification adjustment, net of tax benefit of $79,272				(153,881)		(153,881)	(153,881)

Comprehensive income							$3,119,282

Exercise of stock options	521	14,198				14,198
Sale of treasury stock	8,154	277,171				277,171
Purchase of treasury stock					(1,224,864)	(1,224,864)
Five percent stock dividend (including cash paid for fractional shares)	61,387	2,271,282	(2,283,646)			(12,364)
Dividend reinvestment plan	6,298	215,120				215,120
Cash dividends ($.79 per share)			(1,070,833)			(1,070,833)

Balance, December 31, 2004	1,355,488	12,815,927	15,004,552	(28,682)	(2,969,773)	24,822,023

Net income			3,701,332			3,701,332	$3,701,332
Other comprehensive income:
Unrealized loss on available-for-sale securities, net of tax benefit of $334,027				(648,406)		(648,406)	(648,406)

Comprehensive income							$3,052,926

Exercise of stock options	2,583	71,386				71,386
Common stock issued	7,158	285,669				285,669
Five percent stock dividend (including cash paid for fractional shares)	63,549	2,557,847	(2,572,949)			(15,102)
Dividend reinvestment plan	6,209	245,506				245,506
Cash dividends ($.87 per share)			(1,173,044)			(1,173,044)

Balance, December 31, 2005	1,434,987	15,976,335	14,959,891	(677,088)	(2,969,773)	27,289,364

Net income (unaudited)			2,736,166			2,736,166	$2,736,166
Other comprehensive income:
Unrealized loss on available-for-sale securities, net of tax benefit of $108,620				210,830		210,830	210,830

Comprehensive income							$2,946,996

Exercise of stock options	2,289	58,198				58,198
Common stock issued	5,664	236,320				236,320
Purchase of treasury stock					(238,534)	(238,534)
Dividend reinvestment plan	5,606	232,490				232,490
Cash dividends ($.68 per share)			(957,603)			(957,603)

Balance, September 30, 2006 (unaudited)	1,448,546	$16,503,343	$16,738,454	$(466,258)	(3,208,307)	$29,567,231

	Nine Months Ended September 30,		Twelve Months Ended December 30,
	2006	2005	2005	2004	2003
		(unaudited)
Components of comprehensive (gain) loss:
Change in net unrealized (gain) loss on investments available for sale	$206,957	$(305,033)	$(648,406)	$(218,808)	$(349,871)
Realized (gains) losses included in net income, net of (tax expense) benefit of $1,995, $0, $0, $33,448, and ($184)	3,873	—	—	64,927	(358)

Total	$210,830	$(305,033)	$(648,406)	$(153,881)	$(350,229)

See accompanying notes to consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
OPERATING ACTIVITIES
Net income	$2,736,166	$2,607,285	$3,701,332	$3,273,163	$2,798,620
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	240,000	195,000	302,000	174,000	315,000
Depreciation and amortization	326,531	334,769	448,386	403,916	377,547
Amortization of premium and discount on investment securities	178,373	213,550	289,111	260,198	259,890
Amortization of net deferred loan fees	(55,586)	(100,379)	(139,722)	(134,758)	(117,524)
Investment securities gains (losses), net	5,868	—	—	98,375	(542)
Earnings on bank-owned life insurance	(177,603)	(155,684)	(208,677)	(221,919)	(202,385)
Deferred income taxes	—	(157,108)	(85,339)	(33,704)	(69,934)
Increase in accrued interest receivable	(280,934)	(338,076)	(217,022)	(75,303)	(11,796)
Increase (decrease) in accrued interest payable	179,333	82,135	155,449	(25,617)	(77,862)
Other, net	18,194	(305,729)	245,988	299,533	184,433

Net cash provided by operating activities	3,170,342	2,375,763	4,491,506	4,017,884	3,455,447

INVESTING ACTIVITIES
Decrease (increase) in interest-bearing deposits in other institutions, net	—	90,183	87,983	(75,359)	32,822
Investment securities available for sale:
Proceeds from repayments and maturities	3,951,106	6,925,090	11,361,937	14,857,656	16,167,324
Purchases	664,838	(10,313,758)	(13,279,687)	(27,638,162)	(32,985,572)
Proceeds from sales	(1,619,234)	—	—	4,912,619	1,991,917
Investment securities held to maturity:
Proceeds from repayments and maturities	5,643	—	—	1,639,200	4,370,070
Increase in loans, net	(10,773,262)	(10,177,986)	(18,346,125)	(22,710,211)	(17,913,713)
Purchase of Federal Home Loan Bank stock	(50,600)	(46,200)	(63,300)	(53,300)	(52,000)
Purchase of bank-owned life insurance	(1,000,000)	—	—	—	(5,000,000)
Purchase of premises and equipment	(272,058)	(307,498)	(455,568)	(213,580)	(704,746)

Net cash used for investing activities	(9,093,567)	(13,830,169)	(20,694,760)	(29,281,137)	(34,093,898)

FINANCING ACTIVITIES
Net increase in deposits	15,256,258	8,281,236	9,564,189	20,045,541	32,455,416
Increase (decrease) in short-term borrowings, net	(5,401,356)	324,979	4,839,151	1,426,944	(340,959)
Proceeds from other borrowings	6,000,000	13,000,000	13,000,000	9,000,000	5,000,000
Repayment of other borrowings	(3,887,919)	(9,440,888)	(10,105,113)	(2,982,337)	(3,024,392)
Purchase of treasury stock	(238,534)	—	—	(1,224,864)	(81,624)
Exercise of stock options	—	—	71,386	14,198	19,916
Common stock issued	294,518	212,848	285,669	277,171	170,513
Proceeds from dividend reinvestment plan	232,490	206,385	245,506	215,120	167,407
Cash dividends	(957,603)	(857,713)	(1,188,146)	(1,083,197)	(966,697)

Net cash provided by financing activities	11,297,854	11,726,847	16,712,642	25,688,576	33,399,580

Increase in cash and cash equivalents	5,374,629	272,441	509,388	425,323	2,761,129

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,821,164	5,311,776	5,311,776	4,886,453	2,125,324

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$11,195,793	$5,584,217	$5,821,164	$5,311,776	$4,886,453

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$5,941,806	$4,922,211	$6,499,165	$5,794,515	$5,802,769
Income taxes	1,025,000	1,075,000	1,540,000	1,280,000	1,295,000
See accompanying notes to consolidated financial statements.

MIDDLEFIELD BANC CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All information relating to September 30, 2006 and 2005, and the nine-month periods then ended are unaudited)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (the “Bank”). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through five locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiary, the Bank. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management’s intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets.

Loans

Loans are reported at their principal amount net of the allowance for loan losses. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income against principal according to management’s judgment as to the collectibility of such principal.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans (Continued)

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield. Management is amortizing these amounts over the contractual life of the related loans.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable loan losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued, at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all circumstances concerning the loan, the creditworthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Premises and equipment are stated at cost net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from 3 to 20 years for furniture, fixtures, and equipment and 3 to 40 years for buildings and leasehold improvements. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Bank-Owned Life Insurance (BOLI)

The Company purchased life insurance policies on certain key employees. BOLI is recorded at its cash surrender value or the amount that can be realized.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company and the Bank file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

Stock Options

The Company maintains a stock option plan for key officers, employees, and nonemployee directors. Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, Accounting for Stock-Based Compensation, net income applicable to common stock and basic and diluted net income per common share for the year ended December 31 would have been as follows:

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
Net income as reported:	$2,736,166	$2,607,285	$3,701,331	$3,273,163	$2,798,620
Less pro forma expense related to option	—	35,099	60,259	57,308	52,459

Pro forma net income	$2,736,166	$2,572,186	$3,641,072	$3,215,855	$2,746,161

Basic net income per common share:
As reported	$1.93	$1.86	$2.64	$2.30	$1.99

Pro forma	1.93	1.84	2.59	2.26	1.94
Diluted net income per common share:
As reported	$1.90	$1.83	$2.60	$2.28	$1.98

Pro forma	1.90	1.81	2.55	2.24	1.94
For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

	Expected
Grant	Dividend	Risk-Free	Expected	Expected
Year	Yield	Interest Rate	Volatility	Life (in years)
2002	2.72%	4.19%	27.04%	9.94
2003	2.72	4.25	14.00	9.94
2004	2.39	4.00	8.79	9.94
2005	2.35	4.49	18.05	9.94

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions and “Cash and due from banks.”

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $227,277 and $249,092 for the nine months ended September 30, 2006 and 2005, and $302,679, $253,858, and $168,849, for the years ended December 31, 2005, 2004, and 2003, respectively.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS No. 123R). FAS No. 123R revised FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statement (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period during which an employee provides service in exchange for the award.

In April 2005, the Securities and Exchange Commission adopted a new rule that amends the compliance dates for FAS No. 123R. The statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123R covers a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Bank will adopt FAS No. 123R on January 1, 2006. Unless options are granted management does not anticipate any compensation expense as a result of the adoption of this statement.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB No. 107”), Share-Based Payment, providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS No. 123R, and the disclosures in MD&A subsequent to the adoption. The Bank will provide SAB No. 107 required disclosures upon adoption of FAS No. 123R on January 1, 2006, as applicable.

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. FAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of FAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted, and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Bank’s results of operations or financial position.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In June 2005, the FASB issued FAS No. 154, Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3. The statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. FAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS No. 154 improves the financial reporting because its requirements enhance the consistency of financial reporting between periods. The provisions of FAS No. 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Bank’s results of operations or financial position.

In February 2006, the FASB issued FAS No. 155, Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140. FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Bank’s results of operations or financial position.

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets. This Statement, which is an amendment to FAS No. 140, will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, FAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. FAS No. 156 also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability, requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable, and permits an entity with a separately recognized servicing asset or servicing liability to choose either of the amortization or fair value methods for subsequent measurement. The provisions of FAS No. 156 are effective as of the beginning of the first fiscal year that begins after September 15, 2006. The Bank is currently evaluating the impact the adoption of the standard will have on the Bank’s results of operations.

2.	EARNINGS PER SHARE

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	September 30,		December 31,
	2006	2005	2005	2004	2003
Weighted-average common shares outstanding	1,513,802	1,499,962	1,496,931	1,484,496	1,472,149
Average treasury stock shares	(92,034)	(89,333)	(89,333)	(55,588)	(54,833)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,421,768	1,410,629	1,407,598	1,428,908	1,417,316

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	23,147	21,464	21,167	12,937	3,881

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,444,915	1,432,093	1,428,765	1,441,845	1,421,197

There were no options to purchase shares of common stock that were anti-dilutive.

3.	STOCK DIVIDEND

The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 1, 2005, payable December 14, 2005. As a result of the dividend, 63,549 additional shares of the Company’s common stock were issued, common stock was increased by $2,557,847, and retained earnings decreased by $2,572,949.

The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 1, 2004, payable December 15, 2004. As a result of the dividend, 61,387 additional shares of the Company’s common stock were issued, common stock was increased by $2,271,282, and retained earnings decreased by $2,283,646.

The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 3, 2003, payable December 12, 2003. As a result of the dividend, 57,972 additional shares of the Company’s common stock were issued, common stock was increased by $1,797,165, and retained earnings decreased by $1,801,961.

Fractional shares paid were paid in cash. All average shares outstanding and all per share amounts included in the financial statements are based on the increased number of shares after giving retroactive effects to the stock dividend.

4.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated market values of securities available for sale are as follows:

	September 30, 2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
U.S. government agency securities	$7,255,333	$2,978	$(117,917)	$7,140,394
Obligations of states and political subdivisions:
Taxable	748,777	—	(22,035)	726,742
Tax-exempt	29,216,975	232,334	(189,569)	29,259,740
Mortgage-backed securities	17,804,506	216	(556,521)	17,248,201

Total debt securities	55,025,591	235,528	(886,042)	54,375,077
Equity securities	694,283	—	(43,768)	650,515

Total	$55,719,874	$235,528	$(929,810)	$55,025,592

	December 31, 2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
U.S. government agency securities	$7,260,666	$10,229	$(111,690)	$7,159,205
Obligations of states and political subdivisions:
Taxable	748,530	—	(23,178)	725,352
Tax-exempt	28,231,048	97,897	(330,847)	27,998,098
Mortgage-backed securities	22,228,515	15,432	(639,968)	21,603,979

Total debt securities	58,468,759	123,558	(1,105,683)	57,486,634
Equity securities	444,264	1,050	(44,818)	400,496

Total	$58,913,023	$124,608	$(1,150,501)	$57,887,130

4.	INVESTMENT SECURITIES AVAILABLE FOR SALE (Continued)

	December 31, 2004
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
U.S. government agency securities	$5,273,091	$70,704	$(17,637)	$5,326,158
Obligations of states and political subdivisions:
Taxable	748,196	—	(11,129)	737,067
Tax-exempt	21,239,335	303,433	(65,776)	21,476,992
Mortgage-backed securities	29,625,481	80,530	(403,583)	29,302,428

Total debt securities	56,886,103	454,667	(498,125)	56,842,645
Equity securities	398,320	—	—	398,320

Total	$57,284,423	$454,667	$(498,125)	$57,240,965

The amortized cost and estimated market value of debt securities at September 30, 2006 and December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Amortized	Market
September 30, 2006	Cost	Value
Due in one year or less	$6,870,550	$6,861,225
Due after one year through five years	12,423,470	12,283,212
Due after five years through ten years	10,120,438	10,038,003
Due after ten years	25,611,134	25,192,637

Total	$55,025,592	$54,375,077

		Estimated
	Amortized	Market
December 31, 2005	Cost	Value
Due in one year or less	$6,529,300	$6,495,757
Due after one year through five years	11,192,145	11,095,900
Due after five years through ten years	11,233,086	11,069,894
Due after ten years	29,514,228	28,825,083

Total	$58,468,759	$57,486,634

Investment securities with an approximate carrying value of $23,863,758 and $22,867,265 at September 30, 2006 and December 31, 2005, respectively, were pledged to secure deposits and other purposes as required by law.

4.	INVESTMENT SECURITIES AVAILABLE FOR SALE (Continued)

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of investment securities available for sale for the nine months ending September 30, 2006 and 2005 along with years ending December 31, 2005, 2004, and 2003.

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
Proceeds from sales	$1,619,234	$—	$—	$4,912,619	$1,991,917
Gross gains	—	—	—	—	6,350
Gross losses	5,868	—	—	98,375	5,808
5.	INVESTMENT SECURITIES HELD TO MATURITY

The amortized cost and estimated market values of investment securities held to maturity are as follows:

September 30, 2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Obligations of states and political subdivisions:
Tax-exempt	$215,836	$9,768	$—	$225,604

December 31, 2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Obligations of states and political subdivisions:
Tax-exempt	$221,453	$11,514	$—	$232,967

December 31, 2004
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Obligations of states and political subdivisions:
Tax-exempt	$221,412	$22,398	$—	$243,810

5.	INVESTMENT SECURITIES HELD TO MATURITY (Continued)

The amortized cost and estimated market value of debt securities at September 30, 2006, and December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Amortized	Market
September 30, 2006	Cost	Value
Due in one year or less	$89,983	$90,118
Due after one year through five years	25,853	27,019
Due after five years through ten years	100,000	108,467
Due after ten years	—	—

Total	$215,836	$225,604

		Estimated
	Amortized	Market
December 31, 2005	Cost	Value
Due in one year or less	$89,956	$90,857
Due after one year through five years	31,497	33,368
Due after five years through ten years	100,000	108,742
Due after ten years	—	—

Total	$221,453	$232,967

Investment securities held to maturity with carrying values of approximately $89,983 and $89,957 and estimated market values of approximately $90,118 and $90,857 at September 30, 2006 and December 31, 2005, respectively, were pledged to secure public deposits and other purposes required by law.

6.	UNREALIZED LOSSES ON SECURITIES

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position:

	September 30, 2006
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. government agency securities	$495,782	$(2,104)	$5,989,127	$(115,813)	$6,484,909	$(117,917)
Obligations of states and political subdivisions	938,182	(8,749)	16,477,162	(202,855)	17,415,344	(211,604)
Mortgage-backed securities	500,054	(10,241)	16,694,384	(546,280)	17,194,438	(556,521)
Equity securities			650,515	(43,768)	650,515	(43,768)

Total	$1,934,018	$(21,094)	$39,811,188	$(908,716)	$41,745,206	$(929,810)

6. UNREALIZED LOSSES ON SECURITIES (Continued)

	December 31, 2005
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$3,576,063	$(43,743)	$2,421,251	$(67,947)	$5,997,314	$(111,690)
Obligations of states and political subdivisions	16,016,108	(236,088)	4,576,188	(117,937)	20,592,296	(354,025)
Mortgage-backed securities	6,205,491	(119,155)	14,511,847	(520,813)	20,717,338	(639,968)
Equity securities	353,495	(44,818)	—	—	353,495	(44,818)

Total	$26,151,157	$(443,804)	$21,509,286	$(706,697)	$47,660,443	$(1,150,501)

	December 31, 2004
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. government agency securities	$1,488,594	$(7,817)	$981,563	$(9,820)	$2,470,157	$(17,637)
Obligations of states and political subdivisions	5,227,264	(33,724)	1,673,533	(43,181)	6,900,797	(76,905)
Mortgage-backed securities	7,922,125	(76,319)	11,860,073	(327,264)	19,782,198	(403,583)

Total	$14,637,983	$(117,860)	$14,515,169	$(380,265)	$29,153,152	$(498,125)

The policy of the Company is to recognize an other-than-temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. There are 115 and 129 securities that are considered temporarily impaired at September 30, 2006 and December 31, 2005. The Company reviews its position quarterly and has asserted that at September 30, 2006 and December 31, 2005, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery.
The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit rating changes, or Company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.
7. LOANS
Major classifications of loans are summarized as follows:

	September 30,	December 31,
	2006	2005	2004
Commercial and industrial	$66,840,574	$65,161,490	$52,148,055
Real estate — construction	3,686,542	2,724,958	3,143,706
Real estate — mortgage:
Residential	159,933,266	151,981,388	147,425,466
Commercial	8,758,725	8,208,572	7,026,582
Consumer installment	5,632,516	5,978,389	5,909,474

	244,851,623	234,054,797	215,653,283
Less allowance for loan losses	3,049,076	2,841,098	2,623,431

Net loans	$241,802,547	$231,213,699	$213,029,852

7. LOANS (Continued)
The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at September 30, 2006, December 31, 2005, and 2004, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.
Nonperforming loans consist of commercial and consumer loans which are on a nonaccrual basis and loans contractually past due 90 days or more but are not on nonaccrual status because they are well secured or in the process of collection.
Information regarding nonperforming loans are as follows:

	September 30,	December 31, 2006
	2006	2005	2004
90 days or more past due and accruing interest	$47,199	$326,633	$1,191,242
Nonaccrual loans	1,693,569	1,487,446	279,319

Total nonperforming loans	$1,740,767	$1,814,079	$1,470,561

At September 30, 2006, and December 31, 2005, the total investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to $953,741 and $1,106,221. The average recorded investment in impaired loans amounted to $1,029,981 and $764,396 at September 30, 2006, and December 31, 2005, respectively. The allowance for loan losses related to impaired loans amounted to $190,748 and $224,155 at September 30, 2006, and December 31, 2005, respectively. Interest income on impaired loans of $8,200 and $23,152 was recognized for cash payments received at September 30, 2006, and December 31, 2005, respectively. There were no impaired loans at December 31, 2004.
8. ALLOWANCE FOR LOAN LOSSES
Changes in the allowance for loan losses for the years ended December 31 are as follows:

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
Balance, Beginning Period	$2,841,098	$2,623,431	2,623,431	$2,521,270	$2,300,485
Add:
Provisions charged to operations	240,000	195,000	302,000	174,000	315,000
Recoveries	21,151	39,913	95,077	46,643	49,942
Less loans charged off	53,173	121,885	179,410	118,482	144,157

Balance, End of Period	$3,049,076	$2,736,459	2,841,098	$2,623,431	$2,521,270

9. PREMISES AND EQUIPMENT
Major classifications of premises and equipment are summarized as follows:

	September 30,	December 31,
	2006	2005	2004
Land and land improvements	$1,295,938	$1,295,938	$1,295,938
Building and leasehold improvements	7,184,347	6,999,015	6,859,242
Furniture, fixtures, and equipment	3,228,746	3,142,025	2,826,230

	11,709,031	11,436,978	10,981,410
Less accumulated depreciation and amortization	5,138,728	4,812,202	4,363,816

Total	$6,570,303	$6,624,776	$6,617,594

Depreciation and amortization charged to operations was $326,531 and $334,769 for the nine months ended September 30, 2006 and 2005, and $448,386, $403,916, and $377,547 for the years ended December 31, 2005, 2004, and 2003.

10. OTHER ASSETS
The components of other assets are as follows:

	September 30,	December 31,
	2006	2005	2004
FHLB stock	$1,485,800	$1,414,300	$1,351,000
Accrued interest on investment securities	577,506	347,580	274,740
Accrued interest on loans	726,575	675,268	531,086
Deferred tax asset, net	571,577	680,191	450,449
Other	692,497	695,649	146,302

Total	$4,053,955	$3,812,988	$2,753,577

11. DEPOSITS
Time deposits at September 30, 2006, mature $90,034,183, $30,286,903, $9,698,366, $5,266,931, and $4,166,423 during 2007, 2008, 2009, 2010, and 2011, respectively.
Time deposits at December 31, 2005, mature $64,220,054, $22,763,280, $19,076,099, $8,564,183, and $6,107,364 during 2006, 2007, 2008, 2009, and 2010, respectively.
Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $31,181,198 and $27,398,766 at September 30, 2006 and December 31, 2005, respectively.
Maturities on time deposits of $100,000 or more are as follows:

	September 31,	December 30,
	2006	2005
Within three months	$3,970,602	$3,860,127
Beyond three but within six months	4,776,924	3,442,934
Beyond six but within twelve months	10,853,608	6,231,038
Beyond one year	11,580,064	13,864,667

Total	$31,181,198	$27,398,766

12. SHORT-TERM BORROWINGS
The outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and federal funds purchased, are summarized as follows:

	September 30,	December 31,
	2006	2005	2004
Balance at year-end	$1,309,558	$6,710,914	$1,871,763
Average balance outstanding	1,299,264	1,844,018	298,500
Maximum month-end balance	8,245,406	6,710,914	2,057,054
Weighted-average rate at year-end	4.64	4.38%	3.80%
Weighted-average rate during the year	3.72	5.63	0.73
Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.
The Company maintains a $4,000,000 line of credit at an adjustable rate, currently 7.0 percent, from Lorain National Bank. At September 30, 2006 and December 31, 2005, there were no outstanding balances of this line. At December 31, 2004, the Company had outstanding borrowings of $1,200,000.

13. OTHER BORROWINGS
Other borrowings consist of advances from the FHLB as follows:

			Weighted-	Stated interest
	Maturity range		average	rate range		September 30,
Description	from	to	interest rate	from	to	2006
Fixed rate	08/09/06	09/13/07	4.33%	3.37%	5.38%	$7,000,000
Fixed rate amortizing	07/01/07	06/01/25	4.19	2.70	6.40	13,690,292
Convertible	09/04/08	07/28/10	5.64	4.53	6.45	8,000,000

						$28,690,292

			Weighted-	Stated interest
	Maturity range		average	rate range		December 31,
Description	from	to	interest rate	from	to	2005	2004
Fixed rate	08/09/06	09/13/07	3.47%	3.37%	3.87%	$2,510,000	$3,035,000
Fixed rate amortizing	07/01/07	06/01/25	3.83	2.70	6.40	16,068,211	12,648,324
Convertible	09/04/08	07/28/10	5.43	4.53	6.45	8,000,000	8,000,000

						$26,578,211	$23,683,324

The scheduled maturities of advances outstanding are as follows:

	September 30,			December 31,
	2006			2005
Year Ending		Weighted-			Weighted-
December 31,	Amount	average Rate		Amount	average Rate
2006	$—		%	$4,091,765	3.78%
2007	6,408,826	3.86		7,671,543	3.85
2008	8,000,000	5.27		7,970,667	4.74
2009	3,691,282	5.38		1,472,896	3.69
2010	2,000,000	6.45		3,092,373	5.48
Beyond 2010	8,590,185	3.72		2,278,967	3.76

	$28,690,293	4.59%		$26,578,211	4.28%

13.	OTHER BORROWINGS (Continued
The Bank entered into a ten-year “Convertible Select” fixed commitment advance arrangement with the FHLB. Rates may be reset at the FHLB’s discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change the Bank may exercise a put option and satisfy the obligation without penalty.
Advances from the FHLB maturing July 1, 2007, February 1, 2012, June 4, 2012, February 2, 2013, February 26, 2014, July 28, 2014, September 13, 2014, June 1, 2015, June 4, 2017, February 1, 2018, February 26, 2019, February 1, 2023, and June 1, 2025, require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under terms of a blanket agreement, collateral for the FHLB borrowings are secured by certain qualifying assets of the Bank, which consist principally of first mortgage loans. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $119 million at September 30, 2006.
14. OTHER LIABILITIES
The components of other liabilities are as follows:

	September 30,	December 31,
	2006	2005	2004
Accrued interest payable	$722,229	$537,916	$382,467
Other	679,402	648,145	568,957

Total	$1,401,631	$1,186,061	$951,424

15. INCOME TAXES
The provision for federal income taxes consists of:

	Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
Current payable	$1,399,217	$1,125,673	1,500,495	$1,363,704	$1,201,264
Deferred	(365,630)	(124,673)	(85,339)	(33,704)	(69,934)

Total provision	$1,033,587	$1,001,000	1,415,156	$1,330,000	$1,131,330

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	September 30,	December 31,
	2006	2005	2004
Deferred tax assets:
Allowance for loan losses	$967,753	$897,040	$823,034
Net unrealized loss on securities	240,194	348,804	14,776
Supplemental retirement plan	81,242	68,716	50,764

Gross deferred tax assets	1,289,189	1,314,560	888,574

Deferred tax liabilities:
Deferred origination fees, net	97,089	136,037	118,061
Premises and equipment	7,213	145,392	181,273
Other	162,353	163,315	138,791

Gross deferred tax liabilities	266,655	444,744	438,125

Net deferred tax assets	$1,022,534	$869,816	$450,449

15. INCOME TAXES (Continued)
No valuation allowance was established at December 31, 2005 and 2004, in view of the Company’s ability to carryback to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.
The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

	Nine Months Ended September 30,
	2006		2005
		% of		% of
		Pretax		Pretax
	Amount	Income	Amount	Income
Provision at statutory rate	$1,281,716	34.0%	$1,226,817	34.0%
Tax-free income	(315,544)	(8.4)	(264,200)	(7.3)
Nondeductible interest expense	38,420	1.0	27,168	0.8
Other	28,995	0.8	11,215	0.2

Actual tax expense and effective rate	$1,033,587	27.4%	$1,001,000	27.7%

	Years Ended December 31,
	2005		2004		2003
		% of		% of		% of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income
Provision at statutory rate	$1,739,606	34.0%	$1,565,076	34.0%	$1,336,030	34.0%
Tax-free income	(295,146)	(5.8)	(208,593)	(6.1)	(236,760)	(6.1)
Nondeductible interest expense	38,639	0.8	26,485	0.6	22,789	0.6
Other	(67,923)	(1.4)	(52,968)	0.4	9,271	0.3

Actual tax expense and effective rate	$1,415,176	27.6%	$1,330,000	28.9%	$1,131,330	28.8%

16. EMPLOYEE BENEFITS
Retirement Plan
The Bank maintains a section 401(k) employee savings and investment plan for all full-time employees and officers of the Bank with more than one year of service. The Bank’s contribution to the plan is based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 15 percent of salary. Employee contributions are vested at all times, and the Bank contributions are fully vested after six years beginning at the second year in 20 percent increments. Contributions for the nine months ended September 30, 2006 and 2005, and the years ended December 31, 2005, 2004, and 2003 to this plan amounted to $55,334, $47,886, $62,755, $63,083, and $56,731, and respectively.

16.	EMPLOYEE BENEFITS (Continued)

Supplemental Retirement Plan

The Bank maintains a Directors Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The Plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the net periodic pension cost for the Directors retirement plans for the years ended:

	Directors’ Retirement Plan
	Nine Months Ended
	September 30,		Years Ended
	2006	2005	2005	2004	2003
Components of net periodic pension cost
Service cost	$8,814	$9,567	12,756	$25,684	$36,089
Interest cost	4,836	7,461	9,948	8,380	7,804

Net periodic pension cost	$13,650	$17,028	22,704	$34,064	$43,893

Stock Option and Restricted Stock Plan
The Company maintains a stock option and restricted stock plan (“the Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock for key officers and employees and nonemployee directors of the Company. A total of 146,602 shares of authorized and unissued or issued common stock are reserved for issuance under the Plan, which expires ten years from the date of stockholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. No option shall become exercisable earlier than one year from the date the Plan was approved by the stockholders.
The following table presents share data related to the outstanding options:

		Weighted-		Weighted-		Weighted-
		average		average		average
	September 30,	Exercise	December 31,	Exercise	December 31,	Exercise
	2006	Price	2005	Price	2004	Price
Outstanding, January 1	78,020	26.79	72,078	$25.17	57,118	$23.45
Granted	—	—	9,240	38.57	15,561	31.44
Exercised	(2,403)	24.21	(2,865)	25.07	(601)	23.53
Forfeited	—	—	(432)	20.40	—	—

Outstanding, December 31	75,617	26.87	78,020	$26.79	72,078	$25.17

Exercisable at year-end	75,617	26.87	78,020	26.79	56,517	23.44

16.	EMPLOYEE BENEFITS (Continued)

Stock Option and Restricted Stock Plan (Continued)

The following table summarizes the characteristics of stock options at September 30, 2006:

		Outstanding			Exercisable
			Contractual	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price
June 14, 1999	$24.87	5,957	2.45	$24.87	5,957	$24.87
November 23, 1999	24.29	3,053	2.90	24.29	3,053	24.29
December 11, 2000	18.80	11,435	3.95	18.80	11,435	18.80
December 9, 2002	23.45	10,503	5.94	23.45	10,503	23.45
December 8, 2003	25.50	21,145	6.94	25.50	21,145	25.50
May 12, 2004	28.72	1,274	7.33	28.72	1,274	28.72
December 13, 2004	31.97	13,010	7.95	31.97	13,010	31.97
December 14, 2005	38.57	9,240	8.95	38.57	9,240	38.57

		75,617			75,617

The following table summarizes the characteristics of stock options at December 31, 2005:

		Outstanding			Exercisable
			Remaining	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price
June 14, 1999	$24.87	6,594	3.45	$24.87	6,594	$24.87
November 23, 1999	24.29	3,053	3.90	24.29	3,053	24.29
December 11, 2000	18.80	11,930	4.95	18.80	11,930	18.80
December 9, 2002	23.45	11,160	6.94	23.45	11,160	23.45
December 8, 2003	25.50	21,145	7.94	25.50	21,145	25.50
May 12, 2004	28.72	1,888	8.33	28.72	1,888	28.72
December 13, 2004	31.97	13,010	8.95	31.97	13,010	31.97
December 14, 2005	38.57	9,240	9.95	38.57	9,240	38.57

		78,020			78,020

For the periods ended September 30, 2006 and 2005, and the years ended December 31, 2005, 2004, and 2003, the Company granted 90 shares, 80 shares, 80 shares, 884 shares, and 110 shares, respectively, of common stock under the restricted stock plan. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity. The Company recognized compensation expense of $3,780, $3,240, $4,035, $31,080, and $3,410, for the nine months ended September 30, 2006 and 2005, and the years ended December 31, 2005, 2004, and 2003, respectively.

17.	COMMITMENTS

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying consolidated financial statements. These commitments and contingent liabilities represent financial instruments with off-balance sheet risk. The contract or notional amounts of those instruments reflect the extent of involvement in particular types of financial instruments which were composed of the following:

	September 30,	December 31,
	2006	2005	2004

Commitments to extend credit	$38,361,056	$45,678,316	$33,925,423
Standby letters of credit	116,423	125,000	222,675

Total	$38,477,479	$45,803,316	$34,148,098

These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The Company’s exposure to credit loss, in the event of nonperformance by the other parties to the financial instruments, is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Performance letters of credit represent conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. For secured letters of credit, the collateral is typically Bank deposit instruments or customer business assets.

18.	REGULATORY RESTRICTIONS

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10 percent of the Bank’s common stock and capital surplus.

Dividends

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends for 2006 approximates $4,136,000 plus 2006 profits retained up to the date of the dividend declaration.

19.	REGULATORY CAPITAL

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of September 30, 2006, December 31, 2005 and 2004, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company’s actual capital ratios are presented in the following table that shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

			December 31,
	September 30, 2006		2005		2004
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)

Actual	$32,814,490	14.73	$30,616,453	14.41%	$27,231,794	14.28%
For Capital Adequacy Purposes	17,823,240	8.00	16,997,337	8.00	15,251,438	8.00
To Be Well Capitalized	22,282,800	10.00	21,246,671	10.00	19,064,298	10.00

Tier I Capital (to Risk-weighted Assets)

Actual	$30,033,490	13.48	$27,966,453	13.16%	$24,850,706	13.04%
For Capital Adequacy Purposes	8,913,120	4.00	8,500,442	4.00	7,625,719	4.00
To Be Well Capitalized	13,369,680	6.00	12,750,662	6.00	11,438,579	6.00

Tier I Capital (to Average Assets)

Actual	$30,033,490	9.41	$27,966,453	9.10%	$24,850,706	8.51%
For Capital Adequacy Purposes	12,761,000	4.00	12,273,560	4.00	11,678,293	4.00
To Be Well Capitalized	15,951,250	5.00	15,341,950	5.00	14,597,866	5.00

20.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company’s financial instruments are as follows:

			December 31,
	September 30, 2006		2005		2004
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value
Financial assets:
Cash and due from banks	$5,217,424	$5,217,424	$5,294,641	$5,294,641	$5,311,776	$5,311,776
Interest-bearing deposits in other institutions	5,978,369	5,978,369	526,523	526,523	614,506	614,506
Investment securities:
Available for sale	55,025,592	55,025,592	57,887,130	57,887,130	57,240,965	57,240,965
Held to maturity	215,836	225,604	221,453	232,967	221,412	243,810
Net loans	241,802,547	238,386,000	231,213,699	233,988,263	213,029,852	219,485,000
Bank-owned life insurance	6,810,585	6,810,585	5,632,982	5,632,982	5,424,304	5,424,304
Federal Home Loan Bank stock	1,485,800	1,485,800	1,414,300	1,414,300	1,351,000	1,351,000
Accrued interest receivable	1,304,081	1,304,081	1,022,848	1,022,848	805,826	805,826

Financial liabilities:
Deposits	$264,705,898	$242,975,000	$249,449,640	$241,567,031	$239,885,451	$241,129,000
Short-term borrowings	1,309,558	1,309,558	6,710,914	6,710,914	1,871,763	1,871,763
Other borrowings	28,690,292	28,720,000	26,578,211	26,102,461	23,683,324	22,160,000
Accrued interest payable	722,229	722,229	537,916	537,916	382,467	382,467
Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.
Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.
If no readily available market exists, the fair value estimates for financial instruments should be based upon management’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. Since many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.
As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.
The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

20.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (Continued)

Cash and Due From Banks, Interest-Bearing Deposits in Other Institutions, Federal Home Loan Bank Stock, Accrued Interest Receivable, Accrued Interest Payable, and Short-Term Borrowings

The fair value is equal to the current carrying value.

Bank-Owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

Investment Securities

The fair value of investment securities available for sale and held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, and Other Borrowings

The fair value of loans, certificates of deposit, and other borrowings is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, noninterest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 17.

21.	PARENT COMPANY
     Following are condensed financial statements for the Company.
CONDENSED BALANCE SHEET

	September 30,	December 31,
	2006	2005	2004
	(unaudited)
ASSETS
Cash and due from banks	$246,764	$349,385	$229,399
Interest-bearing deposits in other institutions	538,368	526,522	614,506
Investment securities available for sale	650,515	400,495	398,319
Other assets	14,883	14,882	—
Investment in subsidiary bank	28,099,773	25,998,081	24,779,799

TOTAL ASSETS	$29,550,303	$27,289,365	$26,022,023

LIABILITIES
Other borrowings	$—	$—	$1,200,000

STOCKHOLDERS’ EQUITY	29,550,303	27,289,365	24,822,023

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$29,550,303	$27,289,365	$26,022,023

CONDENSED STATEMENT OF INCOME

	Nine Months Ended
	September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
INCOME
Dividends from subsidiary bank	$1,049,382	$935,425	$1,999,052	$1,092,122	$1,044,637
Interest income	11,846	9,818	12,017	5,369	5,179

Total income	1,061,228	945,243	2,011,069	1,097,491	1,049,816

EXPENSES
Interest expense	2,523	42,377	54,107	—	—
Other	150,372	142,458	163,275	168,524	99,473

Total expense	152,895	184,835	217,382	168,524	99,473

Income before income tax benefit	908,333	760,408	1,793,687	928,967	950,343

Income tax benefit	(34,000)	(59,000)	(69,844)	(46,000)	(32,056)

Income before equity in undistributed net income of subsidiary	942,333	819,408	1,863,531	974,967	982,399

Equity in undistributed net income of subsidiary	1,793,833	1,787,877	1,837,801	2,298,196	1,816,221

NET INCOME	$2,736,166	$2,607,285	$3,701,332	$3,273,163	$2,798,620

21.	PARENT COMPANY (Continued)
CONDENSED STATEMENT OF CASH FLOWS

	Nine Months Ended
	September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
OPERATING ACTIVITIES
Net income	$2,736,166	$2,607,285	$3,701,332	$3,273,163	$2,798,620
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(1,793,833)	(1,787,877)	(1,837,801)	(2,298,196)	(1,816,221)

Other	—	—	—	—	—
Net cash provided by operating activities	942,333	819,408	1,863,531	974,967	982,399

INVESTING ACTIVITIES
Decrease (increase) in interest-bearing deposits in other institutions	(11,846)	90,183	87,984	(75,359)	(255,178)
Purchase of investment securities	(363,978)	123,061	(45,944)	(398,320)	—

Net cash provided by (used for) investing activities	(375,824)	213,244	42,040	(473,679)	(255,178)

FINANCING ACTIVITIES
Net increase (decrease) in short term borrowing		(650,000)	(1,200,000)	1,200,000	—
Purchase of treasury stock	(238,535)	—	—	(1,224,864)	(81,624)
Exercise of stock options	58,198	21,186	71,386	14,198	19,916
Common stock issued	236,320	209,602	285,669	277,171	170,513
Proceeds from dividend reinvestment plan	232,490	178,981	245,506	215,120	167,407
Cash dividends	(957,603)	(857,713)	(1,188,146)	(1,083,197)	(966,697)

Net cash used for financing activities	(669,130)	(1,097,944)	(1,785,585)	(601,572)	(690,485)

Increase (decrease) in cash	(102,621)	(65,292)	119,986	(100,284)	36,736

CASH AT BEGINNING OF YEAR	349,385	229,399	229,399	329,683	292,947

CASH AT END OF YEAR	$246,764	$164,107	$349,385	$229,399	$329,683

22.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Three Months Ended
	March 31,	June 30,	September 30,
	2006	2006	2006
Total interest income	$4,560,636	$4,790,313	$4,976,078
Total interest expense	1,874,659	2,037,549	2,217,481

Net interest income	2,685,977	2,752,764	2,758,597
Provision for loan losses	75,000	75,000	90,000

Net interest income after provision for loan losses	2,610,977	2,677,764	2,668,597

Total noninterest income	550,326	594,655	643,602
Total noninterest expense	2,035,731	1,898,032	2,042,405

Income before income taxes	1,125,572	1,374,387	1,269,794
Income taxes	308,000	386,587	339,000

Net income	$817,572	$987,800	$930,794

Per share data:
Net income
Basic	$0.58	$0.70	$0.65
Diluted	0.57	0.69	0.64

Average shares outstanding
Basic	1,419,305	1,418,496	1,424,003
Diluted	1,441,845	1,441,861	1,447,454

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005
Total interest income	$4,115,912	$4,274,683	$4,427,392	$4,560,517
Total interest expense	1,547,711	1,628,943	1,663,422	1,814,538

Net interest income	2,568,201	2,645,740	2,763,970	2,745,979
Provision for loan losses	60,000	60,000	75,000	107,000

Net interest income after provision for loan losses	2,508,201	2,585,740	2,688,970	2,638,979

Total noninterest income	481,104	526,515	559,275	552,343
Total noninterest expense	2,013,215	1,846,301	1,882,004	1,683,119

Income before income taxes	976,090	1,265,954	1,366,241	1,508,203
Income taxes	262,000	349,000	390,000	414,156

Net income	$714,090	$916,954	$976,241	$1,094,047

Per share data:
Net income
Basic	$0.51	$0.66	$0.70	$0.78
Diluted	0.50	0.65	0.69	0.76
Average shares outstanding
Basic	1,396,290	1,401,902	1,405,230	1,409,210
Diluted	1,403,805	1,424,660	1,427,987	1,430,625

22.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited) (Continued)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004
Total interest income	$3,798,928	$3,889,197	$3,978,576	$4,065,835
Total interest expense	1,383,071	1,411,961	1,456,471	1,517,395

Net interest income	2,415,857	2,477,236	2,522,105	2,548,440
Provision for loan losses	30,000	30,000	51,000	63,000

Net interest income after provision for loan losses	2,385,857	2,447,236	2,471,105	2,485,440

Total noninterest income	396,719	485,889	484,244	412,379
Total noninterest expense	1,781,318	1,682,607	1,803,558	1,698,223

Income before income taxes	1,001,258	1,250,518	1,151,791	1,199,596
Income taxes	316,000	342,000	330,000	342,000

Net income	$685,258	$908,518	$821,791	$857,596

Per share data:
Net income
Basic	$0.49	$0.64	$0.57	$0.60
Diluted	0.49	0.64	0.57	0.59
Average shares outstanding
Basic	1,352,863	1,424,657	1,432,201	1,430,579
Diluted	1,360,377	1,433,676	1,441,220	1,446,181
23.	SUBSEQUENT EVENTS
Stock Dividend

The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 1, 2006, payable December 15, 2006. As a result of the dividend, 67,283 additional shares of the Company’s common stock were issued, common stock was increased by $2,842,749, and retained earnings decreased by $2,859,600.

Merger Agreement

On November 15, 2006, Middlefield Banc Corp. entered into an Agreement and Plan of Merger for the acquisition of Emerald Bank, an Ohio-chartered savings bank headquartered in Dublin, Ohio. Middlefield Banc Corp. organized an interim bank subsidiary under Ohio commercial bank law to carry out the merger with Emerald Bank. At the effective time of the merger, Emerald Bank will merge into the new interim subsidiary, which will be the surviving corporation and which will, thereafter, operate under the name Emerald Bank as a wholly owned commercial bank subsidiary of Middlefield Banc Corp. Subject to possible adjustment if Emerald Bank’s stockholders’ equity is not at least $5.3 million at the end of the month immediately before the month in which the merger occurs, the total purchase price for Emerald Bank is expected to be $7,326,890. One half of the merger consideration is payable in cash and the other half in shares of Middlefield Banc Corp. common stock. The merger is subject to bank regulatory approval and to approval of Emerald Bank stockholders.

Appendix A
AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (hereinafter referred to as the “AGREEMENT”), made and entered into this 15th day of November, 2006, by and between Middlefield Banc Corp., an Ohio corporation (hereinafter referred to as “MBCN”), and Emerald Bank, an Ohio state-chartered savings bank (hereinafter referred to as “EMERALD”);
WITNESSETH:
     WHEREAS, the authorized capital of MBCN consists of 10,000,000 common shares, no par value, 1,345,654 of which are issued and outstanding;
     WHEREAS, the authorized capital of EMERALD consists of 10,000,000 common shares, no par value, 732,689 of which are issued and outstanding and held of record by approximately 100 shareholders, and 47,623 of which are subject to outstanding options (hereinafter referred to as the “OUTSTANDING OPTIONS”) granted pursuant to the Emerald Bank 2003 Stock Option Plan (hereinafter referred to as the “2003 PLAN”); and
     WHEREAS, the Boards of Directors of MBCN and EMERALD have determined that the merger of EMERALD with and into a wholly-owned subsidiary of MBCN to be formed as an interim bank under Ohio law (hereinafter referred to as “MERGERCO”) is in the best interests of each of the companies and their shareholders;
     NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, MBCN and EMERALD, each intending to be legally bound, hereby agree as follows:
ARTICLE ONE
THE MERGER
     Section 1.01. Merger of Mergerco and Emerald. In accordance with the terms and subject to the conditions of this AGREEMENT and Titles 11 and 17 of the Ohio Revised Code (hereinafter referred to as the “ORC”), EMERALD shall merge with and into MERGERCO at the EFFECTIVE TIME (hereinafter defined) and MERGERCO shall be the continuing, surviving and resulting corporation in the merger (hereinafter referred to as the “SURVIVING CORPORATION”).
     Section 1.02. Surviving Corporation. The name of the SURVIVING CORPORATION in the merger of EMERALD with and into MERGERCO (hereinafter referred to as the “MERGER”) shall be “Emerald Bank.” The Articles of Incorporation and Regulations of MERGERCO in existence at the EFFECTIVE TIME (hereinafter defined) shall be and remain the Articles of Incorporation and Regulations of the SURVIVING CORPORATION after the EFFECTIVE TIME and until such Articles of Incorporation and Regulations may be further amended as provided by applicable law. The principal place of business of the SURVIVING CORPORATION shall be Dublin, Ohio. The directors and officers of MERGERCO in existence at the EFFECTIVE TIME shall be and remain the directors and officers of the SURVIVING CORPORATION.
     Section 1.03. Closing.
(a)	The closing of the transactions contemplated by this AGREEMENT (hereinafter referred to as the “CLOSING”) shall take place at a time and on a date mutually determined by MBCN and EMERALD within thirty (30) days after the satisfaction or waiver of the last of the conditions set forth in ARTICLE SEVEN of this AGREEMENT to be satisfied or waived.
(b)	On the day of the CLOSING, MBCN and EMERALD shall cause a Certificate of Merger in respect of the MERGER, substantially in the form attached hereto as Exhibit 1.03, to be executed and filed with the Superintendent of the Ohio Division of Financial Institutions (hereinafter referred to as the “DIVISION”) in accordance with the applicable provisions of the Ohio General Corporation Law and the Ohio statutes applicable to mergers of financial institutions. The MERGER shall become effective at 11:59 P.M. on the date of the filing of the Certificate of Merger by the DIVISION with the Ohio Secretary of State pursuant to ORC 1115.11(F) (herein referred to as the “EFFECTIVE TIME”).
     Section 1.04. Effect of the Merger. At the EFFECTIVE TIME, the title to all assets, real estate, and other property owned by EMERALD shall vest in the SURVIVING CORPORATION as provided in ORC Sections 1115.11 and 1701.82, as amended, without reversion or impairment. At the EFFECTIVE TIME, all liabilities of EMERALD shall be assumed by the SURVIVING CORPORATION.
     Section 1.05. Reservation of Right to Revise Structure. At MBCN’s election, the MERGER may alternatively be structured so that (a) EMERALD is merged with and into any other direct or indirect wholly-owned subsidiary of MBCN, or

(b) any direct or indirect wholly-owned subsidiary of MBCN is merged with and into EMERALD; provided, however, that no such change shall (i) alter or change the amount or kind of the MERGER CONSIDERATION (as defined in Section 2.01(a)) or adversely affect the tax treatment of the holders of EMERALD common shares or EMERALD stock options; (ii) prevent MBCN and EMERALD from obtaining the opinion of Ryan Beck & Co., Inc. (hereinafter referred to as “RYAN BECK”), referred to in Section 7.01(d) of this AGREEMENT; or (iii) materially impede or delay consummation of the transactions contemplated by this AGREEMENT. In the event MBCN elects to restructure the MERGER, the parties shall execute an appropriate amendment of this AGREEMENT to account for the revised structure.
ARTICLE TWO
CONVERSION AND CANCELLATION OF
SHARES IN THE MERGER
     Section 2.01. Consideration.
(a)	Except for EMERALD common shares held by EMERALD as treasury stock, held directly or indirectly by MBCN (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any), or for which dissenters’ rights are properly exercised and perfected under the applicable provision of the ORC, each EMERALD common share outstanding immediately before the EFFECTIVE TIME shall at the EFFECTIVE TIME become and be converted into the right to receive in accordance with this ARTICLE TWO the following, subject to the terms and upon the conditions of this AGREEMENT:
(i)	Cash in an amount equal to the quotient of the PURCHASE PRICE (as such amount is determined and adjusted in accordance with Section 2.02 of this AGREEMENT), divided by the number of EMERALD common shares outstanding at the EFFECTIVE TIME (hereinafter referred to as the “CASH CONSIDERATION”);

(ii)	The number of MBCN common shares equal to the quotient (hereinafter referred to as the “EXCHANGE RATIO”) of the CASH CONSIDERATION, divided by the average of the closing prices reported in the Pink Sheets for MBCN common shares over the period of the twenty (20) most recent trading days on which trades in MBCN common shares actually occur before the third business day prior to the EFFECTIVE TIME (hereinafter referred to as the “MBCN AVERAGE STOCK PRICE”), subject to possible anti-dilution adjustment under section 2.07 of this AGREEMENT (hereinafter referred to as the “STOCK CONSIDERATION”); or

(iii)	A combination of the CASH CONSIDERATION and the STOCK CONSIDERATION.
The CASH CONSIDERATION and the STOCK CONSIDERATION are sometimes referred to herein together as the “MERGER CONSIDERATION.”
(b)	Each EMERALD common share that is held by EMERALD as treasury stock immediately before the EFFECTIVE TIME or that is held directly or indirectly by MBCN immediately before the EFFECTIVE TIME (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be canceled and retired as a result of the MERGER and shall cease to exist and no exchange or payment shall be made therefor.
(c)	Issued and outstanding shares of MERGERCO shall remain issued and outstanding after the EFFECTIVE TIME and shall be and constitute the issued and outstanding shares of the SURVIVING CORPORATION. The issued and outstanding shares of MBCN before the EFFECTIVE TIME shall remain issued and outstanding after the EFFECTIVE TIME.
     Section 2.02. Purchase Price; Adjustments to Purchase Price.
(a)	Subject to adjustment under this Section 2.02, the “PURCHASE PRICE” shall equal the sum of (i) $7,326,890, plus (ii) the aggregate amounts received by EMERALD upon the exercise before the EFFECTIVE TIME of any OUTSTANDING OPTIONS.
(b)	Unless waived by MBCN under Section 8.06 of this AGREEMENT, if, as of the last day of the month immediately before the month in which the CLOSING occurs (hereinafter referred to as the “COMPUTATION DATE”), the EMERALD SHAREHOLDERS’ EQUITY (hereinafter defined) is less than $5,300,000 , the PURCHASE PRICE shall be reduced dollar-for-dollar by the difference between $5,300,000, less the EMERALD SHAREHOLDERS’ EQUITY as of the COMPUTATION DATE. EMERALD SHAREHOLDERS’ EQUITY shall be determined by EMERALD’s independent public accounting firm in accordance with subparagraph (c) of this Section 2.02.
(c)	For purposes of this AGREEMENT, EMERALD SHAREHOLDERS’ EQUITY shall be determined based upon EMERALD’s balance sheet as of the COMPUTATION DATE. The balance sheet shall be prepared in accordance with generally accepted accounting principles as applicable to interim financial statements and consistently applied, provided, however, that the following items shall be added to the value of the assets set forth on such balance sheet:
(i)	Legal fees incurred by EMERALD in connection with the MERGER in an amount up to $180,000;

(ii)	Investment banking fees payable to RYAN BECK in an amount up to $175,000;

(iii)	Accounting fees in an amount up to $23,000 for the retention of accounting personnel or services by EMERALD;

(iv)	Retention payments of $145,000 contemplated by Section 6.11(c);

(v)	Increases in EMERALD’s allowance for loan losses relating solely to new loan production after the date of this AGREEMENT in the amount of 1% of the difference between the aggregate dollar amount of new loans made between the date of this AGREEMENT and the EFFECTIVE TIME, less the aggregate amount of loans paid off in full or paid down between such dates;

(vi)	Costs and expenses incurred by EMERALD at the direction of MBCN; and

(vii)	Any compensation charge resulting from the acceleration of vesting of the OUTSTANDING OPTIONS pursuant to Section 6.15 of this AGREEMENT.
The application of the adjustments to the EMERALD SHAREHOLDERS’ EQUITY as contemplated in clauses (i) through (v) is illustrated by the example which is attached hereto as Exhibit 2.02(c) and which shall be used solely to demonstrate the adjustment method specified by this section 2.02(c).
     Section 2.03. Fractional Shares. No fractional MBCN common share and no certificates or scrip therefor shall be issued in the MERGER. Instead, MBCN shall pay to each holder of EMERALD common shares who otherwise would be entitled to a fractional MBCN common share an amount in cash (without interest) equal to the sum of the fraction of the MBCN common share, multiplied by the MBCN AVERAGE STOCK PRICE.
     Section 2.04. Election Procedures.
(a)	An election form and letter of transmittal in such form as EMERALD and MBCN shall mutually agree (hereinafter referred to as the “ELECTION FORM”) shall be mailed to each holder of EMERALD common shares, along with the PROXY STATEMENT/PROSPECTUS (as defined in Section 6.02 of this AGREEMENT) and related proxy materials for the special shareholders’ meeting at which the MERGER will be submitted to a vote of EMERALD’s shareholders. The shareholders of EMERALD entitled to receive the ELECTION FORM shall be those shareholders of record as of the record date fixed for the special shareholders’ meeting at which the MERGER will be submitted to a vote of EMERALD’s shareholders. EMERALD and MBCN shall also establish a deadline for receipt of such ELECTION FORMS (hereinafter referred to as the “ELECTION DEADLINE”), which deadline shall be the close of business on the date of the special shareholders’ meeting at which the MERGER will be submitted to a vote of EMERALD’s shareholders, unless MBCN elects to establish a later ELECTION DEADLINE not later than the close of business on the last day that EMERALD shareholders are permitted to give notice of their exercise of statutory dissenters’ rights. MBCN shall also use commercially reasonable efforts to provide the ELECTION FORM to shareholders of record who become record shareholders after the record date and before the ELECTION DEADLINE.
(b)	Each ELECTION FORM shall entitle the holder of EMERALD common shares (i) to elect to receive the CASH CONSIDERATION for all of such holder’s shares (hereinafter referred to as a “CASH ELECTION”), (ii) to elect to receive the STOCK CONSIDERATION for all of such holder’s shares (hereinafter referred to as a “STOCK ELECTION”), (iii) to elect to receive the CASH CONSIDERATION with respect to some of such holder’s shares and the STOCK CONSIDERATION with respect to such holder’s remaining shares (hereinafter referred to as a “MIXED ELECTION”), or (iv) to indicate that such holder has no preference concerning the receipt of the CASH CONSIDERATION or the STOCK CONSIDERATION (hereinafter referred to as a “NON-ELECTION”).

EMERALD common shares for which the CASH CONSIDERATION is elected pursuant to a CASH ELECTION or a MIXED ELECTION are referred to herein as “CASH ELECTION SHARES.” EMERALD common shares for which the STOCK CONSIDERATION is elected pursuant to a STOCK ELECTION or a MIXED ELECTION are referred to herein as “STOCK ELECTION SHARES.” EMERALD common shares for which the NON-ELECTION is the made, and EMERALD common shares for which no election is made by the holder by the ELECTION DEADLINE (excluding DISSENTING SHARES, as defined in Section 2.10 of this AGREEMENT) are referred to herein as “NON-ELECTION SHARES.”
(c)	An election shall be considered to have been validly made by a holder of EMERALD common shares only if, on or before 5:00 p.m., local time, on the ELECTION DEADLINE, MBCN or the EXCHANGE AGENT (as defined below), as applicable, shall have received an ELECTION FORM properly completed and executed by such holder, accompanied by either (i) one or more certificates (a “CERTIFICATE”) representing the EMERALD common shares as to which such election is being made, duly endorsed in blank or otherwise in form acceptable for transfer on the books of EMERALD, or containing an appropriate guaranty of delivery in the form customarily used in transactions of this nature from a member of a national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company in the United States, or (ii) with respect to a CERTIFICATE that has been lost, stolen, or destroyed, the affidavit and, if required, bond required under Section 2.06(g) of this AGREEMENT. Subject to the terms of this AGREEMENT and the ELECTION FORM, MBCN shall have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in any ELECTION FORM. Any good faith decisions of MBCN regarding such matters shall be binding and conclusive.
(d)	A holder of EMERALD common shares that is a bank, trust company, security broker-dealer or other recognized nominee, may submit one or more ELECTION FORMS for the persons for whom it holds shares as nominee provided that such bank, trust company, security broker-dealer or nominee certifies to the satisfaction of EMERALD and MBCN the names of the persons for whom it is so holding shares (hereinafter referred to as the “BENEFICIAL OWNERS”). In such case, each BENEFICIAL OWNER for whom an ELECTION FORM is submitted shall be treated as a separate owner for purposes of the election procedure and allocation of shares set forth in this ARTICLE TWO.
(e)	Any holder of EMERALD common shares may at any time before the ELECTION DEADLINE withdraw such holder’s election and either (i) submit a new ELECTION FORM in accordance with the procedures in this Section 2.04 or (ii) withdraw the CERTIFICATE or CERTIFICATES for EMERALD common shares deposited therewith by providing written notice that is received by MBCN or the EXCHANGE AGENT, as applicable, by 5:00 p.m., local time, on the business day prior to the ELECTION DEADLINE. ELECTIONS may be similarly revoked if this AGREEMENT is terminated.
     Section 2.05. Allocation and Proration Procedures.
(a)	Notwithstanding any other contrary provision contained in this AGREEMENT, 50% of the total number of EMERALD common shares outstanding at the EFFECTIVE TIME (hereinafter referred to as the “STOCK CONVERSION NUMBER”) shall be converted into the STOCK CONSIDERATION and the remaining outstanding EMERALD common shares shall be converted into the CASH CONSIDERATION (hereinafter referred to as the “CASH CONVERSION NUMBER”).
(b)	Within five (5) business days after the EFFECTIVE TIME, MBCN shall allocate among the holders of EMERALD common shares the right to receive the CASH CONSIDERATION and the STOCK CONSIDERATION and to distribute such consideration. In making such allocation, MBCN shall first convert the NON-ELECTION SHARES into STOCK ELECTION SHARES and/or CASH ELECTION SHARES (with such conversion made on a pro rata basis among the holders of NON-ELECTION SHARES based upon the number of each such holder’s total NON-ELECTION SHARES) in order to satisfy, to the greatest extent possible, the mix of CASH CONSIDERATION and STOCK CONSIDERATION required by Section 2.05(a). If, following the conversion of all NON-ELECTION SHARES, the number of STOCK ELECTION SHARES does not equal the STOCK CONVERSION NUMBER, then the STOCK ELECTION SHARES and CASH ELECTION SHARES shall be reallocated as follows:
(i)	If the number of STOCK ELECTION SHARES is less than the STOCK CONVERSION NUMBER, then MBCN shall eliminate from the CASH ELECTION SHARES (excluding the DISSENTING SHARES), on a pro rata basis in relation to the total number of CASH ELECTION SHARES, and shall add to the STOCK

ELECTION SHARES, such number of EMERALD common shares as may be necessary so that the number of STOCK ELECTION SHARES equals the STOCK CONVERSION NUMBER; or
(ii)	If the number of STOCK ELECTION SHARES is greater than the STOCK CONVERSION NUMBER, then MBCN shall eliminate from the STOCK ELECTION SHARES, on a pro rata basis in relation to the total number of STOCK ELECTION SHARES, and shall add to the CASH ELECTION SHARES, such number of EMERALD common shares as may be necessary so that the number of STOCK ELECTION SHARES equals the STOCK CONVERSION NUMBER.
Notice shall be provided promptly to each holder of EMERALD common shares whose shares are reallocated pursuant to this Section 2.05. After applying the allocation and proration procedures set forth in this Section 2.05, (I) all of the STOCK ELECTION SHARES shall be converted into the right to receive the STOCK CONSIDERATION and (II) all of the CASH ELECTION SHARES shall be converted into the right to receive the CASH CONSIDERATION.
     Section 2.06. Exchange Procedures.
(a)	Distributions by MBCN of the MERGER CONSIDERATION shall be made in accordance with Sections 2.04 and 2.05 of this AGREEMENT. At and after the EFFECTIVE TIME, each CERTIFICATE shall represent the right to receive the MERGER CONSIDERATION in accordance with the terms of this AGREEMENT only, or in the case of shares for which dissenters’ rights are properly exercised and perfected, such rights as the dissenter may have under the applicable provisions of the Ohio General Corporation Law governing dissenters’ rights.
(b)	At or before the EFFECTIVE TIME, MBCN shall reserve a sufficient number of MBCN common shares to be issued as part of the MERGER CONSIDERATION and shall deposit with The Middlefield Banking Company (hereinafter referred to as “MBC”) an estimated amount of cash to be issued as part of the MERGER CONSIDERATION.
(c)	MBCN shall cause a certificate representing that number of whole MBCN common shares that each holder of EMERALD common shares has the right to receive under Sections 2.04 and 2.05 of this AGREEMENT, if any, and a check in the amount of any cash that such holder has the right to receive under Sections 2.04 and 2.05, if any, including any cash in lieu of fractional shares, or dividends or distributions the shareholder is entitled to receive, to be delivered to the shareholder upon delivery (if not previously delivered) to MBCN of the CERTIFICATES (or bond or other indemnity satisfactory to MBCN if any of such certificates are lost, stolen or destroyed) owned by the shareholder. No interest will be paid on any MERGER CONSIDERATION.
(d)	No dividends or other distributions on MBCN common shares with a record date occurring after the EFFECTIVE TIME shall be paid to the holder of any unsurrendered CERTIFICATE until the holder thereof surrenders such CERTIFICATE in accordance with this Section 2.06 or provides an affidavit and, if required, a bond in accordance with subparagraph (g) of this Section 2.06. After becoming entitled in accordance with this Section 2.06, the record holder also shall be entitled to receive any such dividends or other distributions, without interest, that had become payable for MBCN common shares the holder had the right to receive upon surrender of the CERTIFICATE.
(e)	The stock transfer books of EMERALD shall be closed immediately upon the EFFECTIVE TIME. From and after the EFFECTIVE TIME there shall be no transfers on the stock transfer records of EMERALD of any EMERALD common shares. If, after the EFFECTIVE TIME, CERTIFICATES are presented to MBCN, they shall be canceled and exchanged for the MERGER CONSIDERATION deliverable under this AGREEMENT in accordance with the procedures set forth in this Section 2.06.
(f)	If any dispute arises concerning the ownership of the EMERALD common shares represented by any CERTIFICATE, MBCN shall be entitled to deposit any MERGER CONSIDERATION payable with respect to such EMERALD common shares in escrow with an independent third party. MBCN shall thereafter have no liability for any claims relating thereto.
(g)	If any CERTIFICATES are lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the CERTIFICATE to be lost, stolen, or destroyed and, if required by MBCN, the posting by the person of a bond or other indemnity satisfactory to MBCN in such amount as MBCN may reasonably direct as indemnity against any claim that may be made against it for the CERTIFICATE, MBCN shall issue in exchange for the lost, stolen, or destroyed CERTIFICATE the MERGER CONSIDERATION under Section 2.04.

(h)	Notwithstanding the foregoing, neither the EXCHANGE AGENT (as defined in Section 2.08) nor any party hereto shall be liable to any former holder of EMERALD common shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
     Section 2.07. Anti-Dilution Adjustments. If, before the EFFECTIVE TIME, MBCN changes (or establishes a record date that is before the EFFECTIVE TIME for changing) the number of MBCN common shares issued and outstanding by a stock split, stock dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding MBCN common shares, the STOCK CONSIDERATION shall be adjusted so that EMERALD shareholders receive, in the aggregate, the same percentage of outstanding MBCN common shares at the EFFECTIVE TIME that would have been received had such transaction not occurred.
     Section 2.08. Exchange Agent. On or before the date that the Registration Statement (as defined in Section 6.02) is declared effective by the Securities Exchange Commission (hereinafter referred to as the “SEC”), MBCN shall either appoint an agent for purposes of mailing and receiving the ELECTION FORMS, tabulating the results, and distributing the MERGER CONSIDERATION pursuant to the terms and conditions of this AGREEMENT or elect to perform such functions itself (in either case, hereinafter referred to as the “EXCHANGE AGENT”).
     Section 2.09. Outstanding Options in the Merger. At the EFFECTIVE TIME and as a result of the MERGER, each holder of an unexercised OUTSTANDING OPTION immediately before the EFFECTIVE TIME shall have each such OUTSTANDING OPTION converted into an option to purchase common shares of MBCN (hereinafter referred to as a “MBCN OPTION”) on the following terms and subject to the following conditions:
(a)	Each OUTSTANDING OPTION shall be converted to an MBCN OPTION based upon the EXCHANGE RATIO;

(b)	The exercise price of the MBCN OPTION into which each OUTSTANDING OPTION is converted shall equal the quotient of the exercise price of the OUTSTANDING OPTION, divided by the EXCHANGE RATIO, rounded up if necessary to the nearest one-hundredth of a dollar; and

(c)	The number of MBCN common shares subject to the MBCN OPTION of such holder shall equal the product of the number of EMERALD common shares subject to the OUTSTANDING OPTION, multiplied by the EXCHANGE RATIO, rounded down if necessary to the nearest whole share.
     Section 2.10. Dissenting Shares. Notwithstanding anything in this AGREEMENT to the contrary, the EMERALD common shares which are outstanding immediately before the EFFECTIVE TIME and which are held by shareholders who shall (a) have delivered to EMERALD a written demand for payment of the fair value of such shares in the manner provided in ORC Section 1701.85(A)(2), (b) not have voted such shares in favor of this AGREEMENT, and (c) have otherwise complied fully with all of the requirements of ORC Sections 1701.84 and 1701.85, shall not be converted into or be exchangeable for the right to receive the MERGER CONSIDERATION; provided, however, that (i) each of such shares (hereinafter referred to as the “DISSENTING SHARES”) shall nevertheless be cancelled and extinguished and (ii) the holder of such DISSENTING SHARES shall be entitled to such rights as provided for the provisions of ORC Sections 1701.84 and 1701.85.
ARTICLE THREE
REPRESENTATIONS AND WARRANTIES OF EMERALD
     Section 3.01. General.
(a)	On or before the date hereof, EMERALD delivered to MBCN a schedule (hereinafter referred to as the “EMERALD DISCLOSURE SCHEDULE”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this ARTICLE THREE or to one or more of its covenants contained in ARTICLE FIVE, regardless of whether the provision explicitly refers to disclosure schedule exceptions; provided, however, that the mere inclusion of an item in the EMERALD DISCLOSURE SCHEDULE as an exception to a representation or warranty shall not be deemed an admission by EMERALD that the item is a material exception or fact, event, or circumstance or that the item is reasonably likely to result in a MATERIAL ADVERSE EFFECT (as defined below).

(b)	For the purpose of this AGREEMENT, a “MATERIAL ADVERSE EFFECT” in respect of EMERALD means any effect that (i) is material and adverse to the financial position, results of operations or business of EMERALD, or (ii) would materially impair the ability of EMERALD to perform its obligations under this AGREEMENT or otherwise materially threaten or materially impede the consummation of the MERGER and the other transactions contemplated by this AGREEMENT; provided, however, that a MATERIAL ADVERSE EFFECT in respect of EMERALD shall not be deemed to include the impact of (I) changes in banking and similar laws of general applicability to banks, savings banks, or their holding companies or interpretations thereof by courts or governmental authorities, (II) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks, savings banks, or their holding companies generally, (III) any modifications or changes to valuation policies and practices in connection with the MERGER or restructuring charges taken in connection with the MERGER, in each case in accordance with generally accepted accounting principles, (IV) effects of any action taken with the advance written consent of MBCN, (V) changes in the general level of interest rates (including the impact on EMERALD’s securities portfolio) or conditions or circumstances relating to or that affect the United States economy, financial, or securities markets or the banking industry, generally, (VI) reasonable and customary expenses incurred in connection with the MERGER and all expenses related to retention arrangements as provided in Section 6.11(c) of this AGREEMENT and any benefit or retirement plan disclosed on the EMERALD DISCLOSURE SCHEDULE, (VII) the impact of the announcement of this AGREEMENT and the transactions contemplated hereby, and compliance with this AGREEMENT on the business, financial condition or results of operations of EMERALD, (VIII) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; and (IX) the continuation of losses incurred by EMERALD in the operation of its business.
(c)	For the purpose of this AGREEMENT, and in relation to EMERALD, “knowledge” means the actual knowledge of any officer or director of EMERALD and any other person having supervisory or management responsibilities with respect to material aspects of the operation of the business of EMERALD.
(d)	On the basis of this Section 3.01, EMERALD represents and warrants to MBCN that each of the statements in the following Sections of this ARTICLE THREE is true and accurate in all material respects.
     Section 3.02. Organization and Standing. EMERALD is a state savings bank organized, validly existing and in good standing under the laws of Ohio; has the corporate power and authority to own or hold under lease all of its properties and assets and to conduct its business and operations as presently conducted. The deposits in EMERALD are insured up to applicable limits by the Federal Deposit Insurance Corporation (hereinafter referred to as the “FDIC”) and EMERALD has paid or properly reserved or accrued for all current premiums and assessments for deposit insurance. Except as set forth in Section 3.02 of the EMERALD DISCLOSURE SCHEDULE, to the knowledge of EMERALD, EMERALD is in compliance in all material respects with all applicable local, state or federal laws and regulations. Except as set forth in section 3.02 of the EMERALD DISCLOSURE SCHEDULE, EMERALD has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association, or other entity.
     Section 3.03. Qualification. EMERALD is duly qualified to do business and in good standing in each jurisdiction in which such qualification is required, except where the failure to so qualify would not have a MATERIAL ADVERSE EFFECT on EMERALD.
     Section 3.04. Authority.
(a)	Subject to the approval of this AGREEMENT and the transactions contemplated hereby, including the MERGER, by the EMERALD shareholders, by the DIVISION, by the FDIC and by the Board of Governors of the Federal Reserve System (hereinafter referred to as the “FRB”), (i) EMERALD has all of the requisite corporate power and authority to enter into this AGREEMENT and to perform all of its obligations hereunder; (ii) the execution and delivery of this AGREEMENT and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action by EMERALD; and (iii) this AGREEMENT is the valid and binding agreement of EMERALD, enforceable against EMERALD in accordance with its terms, (I) subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general applicability affecting the enforcement of creditors’ rights generally and the effect of rules of law governing specific performance, injunctive relief and other equitable remedies on the enforceability of such documents and (II) except to the extent such enforceability may be limited by laws relating to safety and soundness of insured depository institutions as set forth in 12 U.S.C. § 1818(b) or by the appointment of a conservator by the FDIC. This AGREEMENT has been duly executed and delivered by EMERALD. EMERALD has no knowledge of any reason approval of this AGREEMENT and the transactions contemplated hereby will not be approved by the Division, the FDIC, and the FRB in a timely manner and without the imposition of a condition, restriction, or requirement of the type described in section 7.01(b).

(b)	The Articles of Incorporation and Constitution of EMERALD require the adoption of this AGREEMENT and the approval of the transactions contemplated hereby, including the MERGER, by the affirmative vote of the holders of a majority of the outstanding shares of EMERALD. Neither the Articles of Incorporation nor the Constitution of EMERALD, nor any law or regulation, require any other vote of the holders of EMERALD shares in respect of this AGREEMENT or the transactions contemplated hereby.
     Section 3.05. Governing Documents. EMERALD has made available or shall promptly make available to MBCN true and accurate copies of its Articles of Incorporation and Constitution and has granted MBCN access to all records of all meetings and other corporate actions by the shareholders, Board of Directors and Committees of the Board of Directors of EMERALD, except records of meetings related to the process leading to the transactions contemplated by this AGREEMENT. The minute books of EMERALD contain, in all material respects, complete and accurate records of all meetings and other corporate actions of the EMERALD shareholders, Board of Directors and Committees of the Board of Directors, except records of meetings related to the process leading to the transactions contemplated by this AGREEMENT.
     Section 3.06. No Conflicts. Subject to the approval of this AGREEMENT and the transactions contemplated hereby, including the MERGER, by the EMERALD shareholders, the DIVISION, the FDIC and the FRB, and except as set forth in Section 3.06 of the EMERALD DISCLOSURE SCHEDULE, the execution and delivery of this AGREEMENT and the consummation of the transactions contemplated hereby, including the MERGER, will not (a) conflict with or violate any provision of or result in the breach of any provision of the Articles of Incorporation or Constitution of EMERALD; (b) conflict with or violate any provision of or result in the breach or the acceleration of or entitle any party to accelerate (whether upon or after the giving of notice of lapse of time or both) any obligation under, or otherwise materially affect the terms of, any mortgage, lien, lease, agreement, license, instrument, order, arbitration award, judgment or decree to which EMERALD is a party or by which EMERALD or its property or assets is bound; (c) require the consent of any party to any agreement or commitment to which EMERALD is a party or by which EMERALD or its property or assets is bound, the failure to obtain which could, individually or in the aggregate with all the other failures to obtain required consents, have a MATERIAL ADVERSE EFFECT on EMERALD; (d) result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any property or assets of EMERALD or give rise to any meritorious cause of action against EMERALD; or (e) violate or conflict with any applicable law, ordinance, rule or regulation.
     Section 3.07. Consents. Except as set forth in Section 3.07 of the EMERALD DISCLOSURE SCHEDULE, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority is required by EMERALD in connection with the execution and delivery of this AGREEMENT by EMERALD or the consummation by EMERALD of the transactions contemplated hereby.
     Section 3.08. Authorized Capital. The authorized capital of EMERALD consists of 10,000,000 common shares, no par value, 732,689 of which are issued and outstanding and held of record by approximately 100 shareholders as of the date of this AGREEMENT; 73,268 of which are reserved for issuance under the 2003 PLAN; and 47,623 of which are subject to the OUTSTANDING OPTIONS as of the date of this AGREEMENT. All of the outstanding common shares of EMERALD are duly authorized, validly issued, fully paid and non-assessable; were issued in full compliance with all applicable laws and regulations; and were not issued in violation of the preemptive right of any shareholder of EMERALD. EMERALD has no outstanding class of capital stock other than such common shares. Except as set forth in Section 3.08 of the EMERALD DISCLOSURE SCHEDULE, there are no outstanding subscription rights, options, conversion rights, warrants or other agreements or commitments of any nature whatsoever (either firm or conditional) obligating EMERALD (a) to issue, deliver or sell, cause to be issued, delivered or sold, or restricting EMERALD from selling any additional EMERALD shares, or (b) to grant, extend or enter into any such agreement or commitment.
     Section 3.09. Financial Statements.
(a)	The statements of financial condition as of December 31, 2005 and 2004, of EMERALD and the related statements of income, shareholders’ equity and cash flows for each of the years then ended, examined and reported upon by Crowe, Chizek and Company, certified public accountants, complete copies of which have previously been made available to MBCN (hereinafter referred to as the “EMERALD AUDITED FINANCIALS”), have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and fairly present the consolidated financial position of EMERALD at such dates and the consolidated results of its operations and cash flows for such periods.
(b)	The unaudited balance sheet as of September 30, 2006, of EMERALD and the related unaudited income statement for the nine months then ended, complete copies of which have previously been made available to MBCN (hereinafter referred to as the “EMERALD INTERIM FINANCIALS”), fairly present the financial position of EMERALD at such date and the results of its operations for such period and have been prepared in accordance with generally accepted accounting principles as applicable to interim financial statements (except for the absence of footnotes) and as applied on a consistent basis with the EMERALD AUDITED FINANCIALS. All adjustments which are necessary for a fair statement of the EMERALD INTERIM FINANCIALS have been made.
     Section 3.10. Conduct of Businesses. Since September 30, 2006, EMERALD has conducted its businesses only in the ordinary and usual course, there has been no MATERIAL ADVERSE EFFECT on the financial condition, assets, liabilities, obligations, properties, business or prospects of EMERALD and, except as set forth in the EMERALD AUDITED FINANCIALS, the EMERALD INTERIM FINANCIALS or Section 3.10 of the EMERALD DISCLOSURE SCHEDULE, EMERALD has not:
(a)	Authorized the creation or issuance of, issued, sold or disposed of, or created any obligation to issue, sell or dispose of, any shares, notes, bonds or other securities (including, without limitation, the grant of any options under the 2003 PLAN), or any obligation convertible into or exchangeable for, any of its common shares;

(b)	Declared, set aside, paid or made any dividend or other distributions on its common shares or directly or indirectly redeemed, purchased or acquired any shares or entered into any agreement in respect of the foregoing;

(c)	Effected any stock split, recapitalization, combination, exchange of shares, readjustment or other reclassification;

(d)	Amended its Articles of Incorporation or Constitution;

(e)	Purchased, sold, assigned or transferred any material patent, trademark, trade name, copyright, license, franchise, design or other intangible asset or property;

(f)	Except for the acquisition or disposition in the ordinary course of business of other real estate owned, acquired or disposed of any real or personal property or fixed assets constituting a capital investment in excess of $10,000 individually or $25,000 in the aggregate;

(g)	Mortgaged, pledged or granted or suffered to exist any lien or other encumbrance or charge on any assets or properties, tangible or intangible, except for liens for taxes not yet due and payable and such other liens, encumbrances or charges which do not materially adversely affect its financial position;

(h)	Waived any rights of material value or cancelled any material debts or claims;

(i)	Except for borrowings from the Federal Home Loan Bank of Cincinnati (hereinafter referred to as the “FHLB of Cincinnati”), incurred any obligation or liability (absolute or contingent) requiring payments by EMERALD exceeding $10,000, whether individually or in the aggregate, including, without limitation, any tax liability, or paid any material liability or obligation (absolute or contingent) other than liabilities and obligations incurred in the ordinary course of business;

(j)	Except for salary increases granted in accordance with past practice, entered into or amended any employment contract with any of its officers, hired any new employees except to replace employees whose employment terminated after the date of this AGREEMENT, increased the compensation payable to any officer or director or any relative of any such officer or director, or become obligated to increase any such compensation, adopted or amended in any material respect any employee benefit plans, severance plan or collective bargaining agreement or made any awards or distributions under any employee benefit plans not consistent with past practice or custom;

(k)	Incurred any damage, destruction or similar loss, not covered by insurance, materially affecting its businesses or properties;

(l)	Acquired any shares or other equity interest in any corporation, partnership, trust, joint venture or other entity;

(m)	Made any (i) investment (except investments made in the ordinary course of business) or (ii) capital expenditure or commitment for any addition to property, plant or equipment, in either case (clauses i and ii) of more than $25,000;

(n)	Failed to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses incurred in the regular and ordinary course of business as such debts, liabilities, obligations, and expenses have become due;

(o)	Opened, closed, moved or, in any material respect, expanded, diminished, renovated, altered, or changed any of its offices or branches;

(p)	Paid or committed to pay any management or consulting or other similar type of fees;

(q)	Failed to maintain EMERALD’s reserve for loan losses at the greater of $242,000 or 1% of the total gross loans outstanding, except to the extent inconsistent with generally accepted accounting principles;

(r)	Caused any MATERIAL ADVERSE EFFECT on the amount or general composition of EMERALD’s deposit liabilities or loan portfolio;

(s)	Agreed, whether in writing or otherwise, to take any action described in this Section 3.10.
     Section 3.11. Properties.
(a)	A description of all personal property and fixed assets owned by EMERALD is set forth in Section 3.11(a) of the EMERALD DISCLOSURE SCHEDULE (hereinafter referred to as the “PERSONAL PROPERTY”). All PERSONAL PROPERTY has been maintained in good working order, ordinary wear and tear excepted. EMERALD owns and has good title to all of the PERSONAL PROPERTY, free and clear of any mortgage, lien, pledge, charge, claim, conditional sales or other agreement, lease, right or encumbrance, except (i) as set forth in Section 3.11(a) of the EMERALD DISCLOSURE SCHEDULE, (ii) to the extent stated or reserved against in the EMERALD AUDITED FINANCIALS, and (iii) such other exceptions which are not material in character or amount and do not materially detract from the value of or interfere with the use of the properties or assets subject thereto or affected thereby.
(b)	The documentation (hereinafter referred to as “LOAN DOCUMENTATION”) governing or relating to the loan and credit-related assets (hereinafter referred to as the “LOAN ASSETS”) included within the loan portfolio of EMERALD is legally sufficient in all material respects for the purposes intended thereby and creates enforceable rights in favor of EMERALD in accordance with the terms of such LOAN DOCUMENTATION, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general applicability affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing specific performance, injunctive relief and other equitable remedies on the enforceability of such documents. The LOAN DOCUMENTATION is in compliance with, and each of the loans included within the loan portfolio of EMERALD has been processed, closed and administered in conformance with, all applicable federal consumer protection statutes and regulations, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Real Estate Settlement Procedures Act. Except as set forth in Section 3.11(b) of the EMERALD DISCLOSURE SCHEDULE, to the knowledge of EMERALD, no debtor under any of the LOAN DOCUMENTATION has asserted any claim or defense with respect to the subject matter thereof.
(c)	A description of each parcel of real property owned by EMERALD is set forth in Section 3.11(c) of the EMERALD DISCLOSURE SCHEDULE (hereinafter referred to individually as a “PARCEL” and collectively as the “REAL PROPERTIES”). EMERALD is the owner of each PARCEL in fee simple and has good and marketable title to each such PARCEL, free and clear of any liens, claims, charges, encumbrances or security interests of any kind, except (i) as set forth in Section 3.11(c) of the EMERALD DISCLOSURE SCHEDULE, (ii) liens for real estate taxes and assessments not yet delinquent and (iii) utility, access and other easements, rights of way, restrictions and imperfections of title which do not impair the REAL PROPERTIES for the use and business being conducted thereon.
(d)	Except as set forth in Section 3.11(d) of the EMERALD DISCLOSURE SCHEDULE, no party leasing any of the REAL PROPERTIES from EMERALD is in material default with respect to any of its obligations (including payment obligations) under the governing lease. EMERALD has not received notification from any governmental entity within the two year period immediately preceding the date hereof of contemplated improvements to the REAL PROPERTIES or surrounding area or community by public authority, the costs of which are to be assessed as special taxes against the REAL PROPERTIES in the future.
(e)	A description of all real property leased by EMERALD is set forth in Section 3.11(e) of the EMERALD DISCLOSURE SCHEDULE (hereinafter referred to as the “LEASED REAL PROPERTY”). True and correct copies of all leases in respect of the LEASED REAL PROPERTY (hereinafter referred to as the “REAL PROPERTY LEASES”) and all attachments, amendments and addendums thereto have been made available to MBCN. Except as set forth in Section 3.11(e) of the EMERALD DISCLOSURE SCHEDULE, the REAL PROPERTY LEASES create, in accordance with their terms, valid, binding and assignable leasehold interests of EMERALD in all of the LEASED REAL PROPERTY, free and clear of all liens, claims, charges, encumbrances or security interests of any kind. EMERALD has complied in all material respects with all of the provisions of the REAL PROPERTY LEASES required on its part to be complied with and is not in default with respect to any of its obligations (including payment obligations) under any of the REAL PROPERTY LEASES.
(f)	A description of all personal property leased by EMERALD is set forth in Section 3.11(f) of the EMERALD DISCLOSURE SCHEDULE (hereinafter referred to as the “LEASED PERSONAL PROPERTY”). True and correct copies of the leases in respect of the LEASED PERSONAL PROPERTY (hereinafter referred to as the “PERSONAL PROPERTY LEASES”) and all attachments, amendments and addendums thereto have been made available to MBCN. Except as set forth in Section 3.11(f) of the EMERALD DISCLOSURE SCHEDULE, the PERSONAL PROPERTY LEASES create, in accordance with their terms, valid, binding and assignable leasehold interests of EMERALD in all of the LEASED PERSONAL PROPERTY, free and clear of all liens, claims, charges, encumbrances or security interests of any kind. EMERALD has complied in all material respects with all of the provisions under the PERSONAL PROPERTY LEASES required on its part to be complied with and is not in default with respect to any of its obligations (including payment obligations) under any of the PERSONAL PROPERTY LEASES.
     Section 3.12. Nonperforming Loans. Except as set forth in Section 3.12 of the EMERALD DISCLOSURE SCHEDULE, there is no loan which was made by EMERALD and which is reflected as an asset of EMERALD on the EMERALD AUDITED FINANCIALS that (a) is ninety (90) days or more delinquent or (b) has been classified by examiners (regulatory or internal) as “Substandard,” “Doubtful” or “Loss.”
     Section 3.13. Investments.
(a)	Section 3.13(a) of the EMERALD DISCLOSURE SCHEDULE contains (i) a true, accurate and complete list of all investments, other than investments in the LOAN ASSETS and REAL PROPERTIES, owned by EMERALD (hereinafter referred to as the “INVESTMENTS”) as of the date hereof, the name of the registered holder thereof, the location of the certificates therefor or other evidence thereof and any stock powers or other authority for transfer granted with respect thereto and (ii) a true, accurate and complete list of the names of each bank or other depository in which EMERALD has an account or safe deposit box, including, without limitation, accounts with the FHLB of Cincinnati, and the names of all persons authorized to draw thereon or to have access thereto. Except as set forth in Section 3.13(a) of the EMERALD DISCLOSURE SCHEDULE, the INVESTMENTS, other than any such investments disposed of in the ordinary course of business prior to the date hereof, are owned by EMERALD, free and clear of all liens, pledges, claims, security interests, encumbrances, charges or restrictions of any kind and may be freely disposed of by EMERALD at any time. Except as set forth in Section 3.13(a) of the EMERALD DISCLOSURE SCHEDULE, EMERALD is not a party to and has no interest in any repurchase agreement, reverse repurchase agreement, collateralized mortgage obligation or any other derivative security.
(b)	With the exception of equity interests in the FHLB of Cincinnati, EMERALD does not own of record or beneficially the outstanding shares of, or any equity interest in, any corporation or other business entity.
     Section 3.14. Reports and Records. EMERALD has filed all reports and maintained all records required to be filed or maintained by it under various rules and regulations of the State of Ohio and the FDIC. To the knowledge of EMERALD, all such documents and reports complied in all material respects with applicable requirements of law and regulations in effect at the time of filing such documents and contained in all material respects the information required to be stated therein. The books and records of EMERALD are complete and correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of EMERALD set forth in the EMERALD AUDITED FINANCIALS and the EMERALD INTERIM FINANCIALS.
     Section 3.15. Taxes.
(a)	Except as set forth in Section 3.15 of the EMERALD DISCLOSURE SCHEDULE, EMERALD has duly and timely filed all material federal, state, county and local income, profits, franchise, excise, sales, customs, property, use, occupation, withholding, social security and other tax and information returns and reports (“TAX RETURNS”) required to have been filed by EMERALD through the date hereof, and all such TAX RETURNS are and will be true, correct and complete in all material respects. EMERALD has paid or accrued all material TAXES (defined below) due or claimed to be due (whether reflected on such TAX RETURNS or otherwise). EMERALD has no liability for any material TAXES of any nature whatsoever and there is no basis for any additional material claims or assessments, other than with respect to liabilities for TAXES which are reflected in the EMERALD AUDITED FINANCIALS, the EMERALD INTERIM FINANCIALS or which may have accrued since September 30, 2006, in the ordinary course of business. True copies of the federal, state and local income TAX RETURNS of EMERALD for each of the tax years ended December 31, 2004 and 2005 have been made available to MBCN. Except as set forth in Section 3.15 of the EMERALD DISCLOSURE SCHEDULE, neither the Internal Revenue Service (the “IRS”) nor any other taxing authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of EMERALD, is threatening to assert against EMERALD any deficiency or claim for additional TAXES. No federal, state, local, or foreign TAX audits or administrative or judicial TAX proceedings are pending or being conducted with respect to EMERALD and, to the knowledge of EMERALD, no such audit or proceeding is threatened. There are no unexpired waivers by EMERALD of any statute of limitations with respect to TAXES. The accruals and reserves for TAXES reflected in the EMERALD AUDITED FINANCIALS and the EMERALD INTERIM FINANCIALS are adequate for the periods covered. EMERALD has withheld or collected and paid over to the appropriate taxing authorities or is properly holding for such payment all TAXES required by law to be withheld or collected. There are no liens for TAXES upon the assets of EMERALD, other than liens for current TAXES not yet due and payable. EMERALD has not filed a consent under Section 341(f) of the Internal Revenue Code of 1986, as amended (hereinafter referred to as the “CODE”), concerning collapsible corporations. EMERALD has not agreed to make, and is not required to make, any adjustment under Section 481(a) of the CODE. EMERALD has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the CODE. EMERALD has no liability for the TAXES of any other person or entity under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
(b)	For purposes of this AGREEMENT, “TAX” or “TAXES” means (i) all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gross receipts, gains, premium, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, witshholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority; and (ii) any transferee liability in respect of any items described in clause (i) above.
     Section 3.16. Material Contracts.
(a)	Except as set forth in Section 3.16(a) of the EMERALD DISCLOSURE SCHEDULE, EMERALD is not a party to or bound by any written or oral (i) contract or commitment for capital expenditures in excess of $10,000 for any one project or $20,000 in the aggregate; (ii) contract or commitment made in the ordinary course of business for the purchase of materials or supplies or for the performance of services involving payments to or by EMERALD of an amount exceeding $25,000 in the aggregate or extending for more than six (6) months from the date hereof; (iii) contract or option for the purchase of any property, real or personal; (iv) unsecured letter of credit or indemnity calling for payment, upon the conditions stated therein, of more than $10,000; (v) guarantee agreement; (vi) instrument granting any person authority to transact business on behalf of EMERALD; (vii) contracts or commitments relating to outstanding loans and/or commitments to make loans (including unfunded commitments and lines of credit) to any one person (together with “affiliates” of that person) in excess of the regulatory limitations on loans to one borrower; (viii) employment, management, consulting, deferred compensation, severance or other similar contract with any director, officer or employee of EMERALD; (ix) note, debenture or loan agreement pursuant to which EMERALD has incurred indebtedness, other than deposit liabilities and advances from the FHLB of Cincinnati; (x) loan participation agreement; (xi) loan servicing agreement; (xii) contract or commitment relating to a real estate development project consisting of the development of more than one single family dwelling; (xiii) commitment to make any acquisition, development or construction loan; or (xiv) commitment or agreement to do any of the foregoing. Contracts set forth in Section 3.16 of the EMERALD DISCLOSURE SCHEDULE are hereinafter collectively referred to as the “CONTRACTS.” EMERALD has previously made available to MBCN all of the CONTRACTS.
(b)	EMERALD is not in material default under any of the contracts or agreements to which it is a party and no claim of such default by any party has been made or is now threatened. There does not exist any event which, with notice or the passing of time or both, would constitute a material default under, or would excuse performance by any party thereto from, any contract or agreement to which EMERALD is a party.
     Section 3.17. Insurance. All material properties and operations of EMERALD are adequately insured for its benefit under policies of insurance previously provided to MBCN. The performance by the officers and employees of EMERALD of their duties is bonded in such amounts and against such risks as are usually insured against or bonded by entities similarly situated, under valid and enforceable policies of insurance or bonds issued by insurers or bonding companies of recognized responsibility, financial or otherwise, copies of which have previously been provided to MBCN.
     Section 3.18. Actions and Suits. Except as set forth in Section 3.18 of the EMERALD DISCLOSURE SCHEDULE, there are no actions, suits or proceedings or investigations pending or, to the knowledge of EMERALD, threatened against or affecting the business, operations or financial condition of EMERALD in any court or before any federal, state, municipal or other governmental division, commission, board, bureau, agency or instrumentality, and management of EMERALD has no knowledge of any basis for any such action, suit, proceeding or investigation. Except as set forth in Section 3.18 of the EMERALD DISCLOSURE SCHEDULE, EMERALD is not in default in respect of any judgment, order, writ, injunction or decree of any court or any federal, state, municipal or other governmental division, commission, board, bureau, agency or instrumentality.
     Section 3.19. Permits and Licenses. EMERALD has all material permits, licenses, orders and approvals of all federal, state or local governmental or regulatory bodies required for EMERALD to conduct its business as presently conducted, and all such material permits, licenses, orders and approvals are in full force and effect, without the threat of suspension or cancellation. All such permits, licenses, orders, and approvals franchises, permits, certificates and authorizations are transferable (to the extent required) to MBCN or to MERGERCO at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this AGREEMENT.
     Section 3.20. Employee Benefit Plans; ERISA.
(a)	Section 3.20 of the EMERALD DISCLOSURE SCHEDULE contains a true and complete list of all profit-sharing plans, deferred compensation, consulting, bonus, group insurance plans or agreements and all other incentive, welfare other than “payroll practices” as defined in Department of Labor Regulation Sections 2510.3-1(b) through (i) and in Section 2510.3-1(k) or employee benefit plans or agreements maintained for the benefit of employees or former employees of EMERALD (hereinafter collectively referred to as the “PLANS”). Copies of such PLANS, together with copies of (i) the most recent actuarial and financial reports prepared with respect to any qualified plans, (ii) the most recent annual reports filed with any governmental agency and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified plan, have been made available to MBCN.
(b)	Each PLAN which constitutes an “employee pension benefit plan,” as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (hereinafter referred to as “ERISA”), is and has been administered in material compliance with its governing documents and the applicable provisions of ERISA and any such employee pension benefit plan which is intended to be qualified under the provisions of Section 401(a) of the CODE, is and has been administered in material compliance with the applicable provisions of the CODE.
(c)	Each PLAN which constitutes an “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, is and has been administered in material compliance with its governing documents and the applicable provisions of ERISA and each PLAN which constitutes a “group health plan,” as defined in Section 5000(b)(1) of the CODE, is and has been administered in material compliance with the continuation of coverage provisions contained in Section 4980B of the CODE.
(d)	Each PLAN which is not an “employee benefit plan,” as defined in Section 3(3) of ERISA, is and has been administered in material compliance with its governing documents and with any and all state or federal laws applicable to such PLAN.
(e)	Each PLAN which is a “nonqualified deferred compensation plan,” as defined in Section 409A of the CODE has, with respect to amounts subject to Section 409A of the CODE, been administered in a good faith attempt to comply with Section 409A of the CODE, IRS Notice 2005–1, Proposed Treasury Regulations issued under Section 409A of the CODE and IRS Notice 2006-79, and has not been materially modified after October 3, 2004.
(f)	EMERALD does not maintain any “employee pension plan” (as defined above) which is subject to the provisions of Title IV of ERISA.
(g)	EMERALD does not maintain any PLAN which provides post-retirement medical, dental or life insurance benefits to any former employee of EMERALD, nor is EMERALD obligated to provide any such benefit to any current employee upon his or her retirement.

(h)	EMERALD has not participated in, nor incurred any liability under, Section 4201 of ERISA for a complete or partial withdrawal from a multiemployer plan as such term is defined in Section 3(37) of ERISA.
(i)	Neither EMERALD, nor any PLAN maintained by EMERALD, nor any fiduciary of any such PLAN, has incurred any material liability to the Pension Benefit Guaranty Corporation, the United States Division of Labor or to the Internal Revenue Service (hereinafter referred to as the “IRS”) with respect to a PLAN.
(j)	No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA) has occurred with respect to any “employee benefit plan” (as defined above) maintained by EMERALD (i) which would result in the imposition, directly or indirectly, of an excise tax under Section 4975 of the CODE or (ii) the correction of which would have a MATERIAL ADVERSE EFFECT.
(k)	No employee pension plan (as defined above) is intended to be an employee stock ownership plan, as defined in Section 4975(e)(7) of the CODE.
     Section 3.21. Environmental Protection.
(a)	Except as set forth in Section 3.21 of the EMERALD DISCLOSURE SCHEDULE, (i) each of EMERALD, the EMERALD PROPERTY (hereinafter defined) and the COLLATERAL PROPERTY (hereinafter defined), to the knowledge of EMERALD, is, and has been at all times, in full compliance with all applicable ENVIRONMENTAL LAWS (hereinafter defined); (ii) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or governmental agency have been issued, are pending or, to the knowledge of EMERALD, threatened against EMERALD or in connection with the EMERALD PROPERTY or the COLLATERAL PROPERTY; (iii) no claims have been made or, to the knowledge of EMERALD, threatened at any time against EMERALD or in connection with the EMERALD PROPERTY or the COLLATERAL PROPERTY relating to actual or alleged violation of any ENVIRONMENTAL LAW or relating to damage, contribution, cost recovery, compensation, loss or injury resulting from any HAZARDOUS SUBSTANCE (hereinafter defined) and, to the knowledge of EMERALD, no past or present actions, activities, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of, or exposure to, any HAZARDOUS SUBSTANCE have occurred that could reasonably form the basis of any such claims against EMERALD or in connection with the EMERALD PROPERTY or the COLLATERAL PROPERTY; (iv) to the knowledge of EMERALD, no HAZARDOUS SUBSTANCES have been integrated into any EMERALD PROPERTY or COLLATERAL PROPERTY or any component thereof in violation of ENVIRONMENTAL LAWS, or which will in the future require remediation during renovation or demolition, or in such quantities and manner as may or do pose a threat to human health; (v) to the knowledge of EMERALD, no portion of any EMERALD PROPERTY or COLLATERAL PROPERTY is located within 2000 feet of (I) a release of HAZARDOUS SUBSTANCES which has been reported or is required to be reported under any ENVIRONMENTAL LAW or (II) the location of any site used, in the past or presently, for the disposal of any HAZARDOUS SUBSTANCES; (vi) to the knowledge of EMERALD, neither the EMERALD PROPERTY nor the COLLATERAL PROPERTY has been used for the storage, disposal or treatment of HAZARDOUS SUBSTANCES, has been contaminated by HAZARDOUS SUBSTANCES, or has been used for the storage or use of any underground or aboveground storage tanks; and (vii) all permits, registrations and other authorizations necessary for EMERALD, the EMERALD PROPERTY and the COLLATERAL PROPERTY to operate in full compliance with all ENVIRONMENTAL LAWS are currently in force and are identified in Section 3.21 of the EMERALD DISCLOSURE SCHEDULE.
(b)	EMERALD has made available to MBCN documentation with respect to all outstanding loans of EMERALD as to which the borrower has submitted to EMERALD, the borrower or another person is required to submit, or which EMERALD otherwise has in its possession, any environmental audits, site assessments, analyses, studies or surveys of environmental conditions on any matter, including, but not limited to, any COLLATERAL PROPERTY.
(c)	As used in this Section 3.21:
(i)	“EMERALD PROPERTY” means all real and personal property now or previously owned, leased, occupied or managed by EMERALD or any person or entity whose liability for any matter has or may have been related or assumed by EMERALD either contractually or by operation of law.

(ii)	“COLLATERAL PROPERTY” means all real and personal property in which EMERALD holds a security interest in connection with a loan or loan participation.

(iii)	“ENVIRONMENTAL LAWS” means all federal, state, local and other laws, regulations, rules, standards, ordinances, orders, decrees, and judgments relating to pollution, the environment, occupational health and safety, or the protection of human health, all as may be from time to time amended.

(iv)	“HAZARDOUS SUBSTANCES” means any and all substances or materials which are classified or considered to be hazardous or toxic to human health or the environment under any applicable ENVIRONMENTAL LAWS and shall include, without limitation, any “hazardous substances” as defined in Section 101(14) of CERCLA (42 U.S.C. Section 9601(14)) or regulations promulgated thereunder, any “toxic and hazardous substances” as defined in 29 C.F.R. Part 1910, petroleum and its byproducts, asbestos, polychlorinated biphenyls, nuclear fuel or materials, lead and lead-containing substances, and urea-formaldehyde.
     Section 3.22. Employment Matters. EMERALD is in compliance with all federal, state or other applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, but not limited to, Title VII of the Civil Rights Act of 1964 (as amended by the Equal Employment Opportunity Act of 1972), the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Employee Retirement Income Security Act, 29 U.S.C. § 1001 et seq., 42 U.S.C. § 1981, the Older Workers Benefit Protection Act, the Americans with Disabilities Act and the Fair Labor Standards Act; and has not and is not engaged in any unfair labor practice, except where such failure to comply would not have, or such practice would not have, a MATERIAL ADVERSE EFFECT. No unfair labor practice complaint against EMERALD is pending before any governmental agency or court and there is no labor strike, dispute, slowdown or stoppage actually pending or, to the knowledge of EMERALD, threatened against or involving EMERALD. No representation question exists in respect of the employees of EMERALD and no labor grievance which might have a MATERIAL ADVERSE EFFECT is pending or, to the knowledge of EMERALD, threatened. No arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefore has been asserted against EMERALD. No collective bargaining agreement is currently being negotiated by EMERALD. EMERALD has not experienced any material labor difficulty during the last three years.
     Section 3.23. Registration Statement. None of the information relating to and prepared by EMERALD for inclusion in or incorporation by reference in (a) the REGISTRATION STATEMENT (as defined in Section 6.02) will, at the time the REGISTRATION STATEMENT and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the PROXY STATEMENT/PROSPECTUS (as defined in Section 6.02) and any amendment or supplement thereto will, at the date of mailing to the EMERALD shareholders and at the time of the special meeting of EMERALD shareholders convened in accordance with Section 6.03 of this AGREEMENT, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading.
     Section 3.24. Brokers. All negotiations relating to this AGREEMENT and the transactions contemplated hereby have been carried on without the intervention of any person, other than RYAN BECK, acting on behalf of EMERALD in such manner as to give rise to any valid claim against EMERALD for any broker’s or finder’s fee or similar compensation.
     Section 3.25. Stock Ownership. Neither EMERALD nor any of its affiliates or associates are “beneficial owners”, as the term “beneficial owner” is defined in ORC § 1707.01(Z), of any of the outstanding shares of any class of shares of MBCN.
     Section 3.26. Internal Revenue Code Section 280G. Except as set forth in Section 3.26 of the EMERALD DISCLOSURE SCHEDULE, none of MBCN, EMERALD, the SURVIVING CORPORATION, or any of their subsidiaries is or will be obligated to make a payment that constitutes an excess parachute payment to an individual who is a disqualified individual of EMERALD, as a result of the transactions contemplated by this AGREEMENT, without regard to whether the payment is reasonable compensation for services performed or to be performed, and no director, officer, or employee of EMERALD is or will be entitled to an excess parachute payment gross-up payment from MBCN, EMERALD, the SURVIVING CORPORATION, or any of their subsidiaries. For this purpose the terms excess parachute payment and disqualified individual are used in this AGREEMENT as defined in Section 280G of the CODE. If any payment is due which will generate penalties under Section 4999 of the CODE as a result of the transactions contemplated by this Agreement, the amount will be reduced to $1.00 less than the amount that otherwise would generate penalties under Section 4999 of the CODE.
     Section 3.27. Regulatory Matters. Except as disclosed in Section 3.27 of the EMERALD DISCLOSURE SCHEDULE and except to the extent EMERALD is under special supervision as a state savings bank formed under Ohio law within the last three years, (a) EMERALD is not subject to, and has not been advised by the FDIC or by the DIVISION that it is likely to become subject to, a written order, decree, agreement, memorandum of understanding, or similar agreement with the FDIC or the DIVISION; (b) EMERALD has not entered into a commitment letter with or received an extraordinary supervisory letter from the FDIC or the DIVISION having to do with safety and soundness or with compliance issues; and (c) EMERALD’s Board of Directors has not adopted and has not been requested by the FDIC or the DIVISION to adopt any extraordinary resolutions having to do with safety and soundness or with compliance issues. EMERALD has provided MBCN with, or given MBCN access to, all agreements, understandings, and commitments with and all orders and directives of all government regulatory agencies or authorities concerning the financial condition, results of operations, business, assets, or capital of EMERALD that currently are binding upon or that require action by, or that at any time during the last three years have been binding upon or have required action by, EMERALD, including without limitation all written correspondence, written communications, and written commitments related thereto. All such agreements, understandings, commitments, orders, directives, correspondence, and written communications that currently are binding upon or that require action by, or that at any time during the last three years have been binding upon or have required action by, EMERALD are set forth in the EMERALD DISCLOSURE SCHEDULE. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of EMERALD as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to EMERALD.
     Section 3.28. State Takeover Laws. EMERALD’s board of directors has approved this AGREEMENT and the transactions contemplated hereby, and, as a result, the provisions of Chapter 1704 and Section 1707.43 of the ORC are not applicable to this AGREEMENT or the transactions contemplated by this AGREEMENT.
ARTICLE FOUR
REPRESENTATIONS AND WARRANTIES OF MBCN
     Section 4.01. General.
(a)	On or before the date of this AGREEMENT, MBCN delivered to EMERALD a schedule (the “MBCN Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this ARTICLE FOUR or to one or more of its covenants contained in ARTICLE SIX, regardless of whether the provision explicitly refers to disclosure schedule exceptions; provided, however, that the mere inclusion of an item in the MBCN DISCLOSURE SCHEDULE as an exception to a representation or warranty shall not be deemed an admission by MBCN that the item is a material exception or fact, event, or circumstance or that the item is reasonably likely to result in a MATERIAL ADVERSE EFFECT (as defined below).
(b)	For the purpose of this AGREEMENT, a “MATERIAL ADVERSE EFFECT” with respect to MBCN or its subsidiaries means any effect that (a) is material and adverse to the financial position, results of operations, or business of MBCN and its subsidiaries taken as a whole, or (b) would materially impair MBCN’s ability to perform its obligations under this AGREEMENT or otherwise materially threaten or materially impede the consummation of the MERGER and the other transactions contemplated by this AGREEMENT; provided, however, that a MATERIAL ADVERSE EFFECT with respect to MBCN shall not be deemed to include the impact of (I) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (II) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (III) any modifications or changes to valuation policies and practices in connection with the MERGER or restructuring charges taken in connection with the MERGER, in each case in accordance with generally accepted accounting principles, (IV) changes in the general level of interest rates (including the impact on the securities portfolio of MBCN or its subsidiaries) or conditions or circumstances that affect the banking industry generally, (V) reasonable and customary expenses incurred in connection with the MERGER, (VI) the impact of the announcement of this AGREEMENT and the transactions contemplated hereby, and compliance with this AGREEMENT on the business, financial condition, or results of operations of MBCN and its subsidiaries, and (VII) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices.
(c)	For the purpose of this AGREEMENT, and in relation to MBCN, “knowledge” means the actual knowledge of any officer or director of MBCN or any of its subsidiaries and any other person having supervisory or management responsibilities with respect to material aspects of the operation of the business of MBCN or its subsidiaries.

(d)	On the basis of this Section 4.01, MBCN represents and warrants to EMERALD that each of the statements in the following Sections of this ARTICLE FOUR is true and accurate in all material respects.
     Section 4.02. Organization and Standing. MBCN is a corporation duly organized, validly existing and in good standing under the laws of Ohio and has the corporate power and authority to conduct its business and operations as presently conducted. MBCN is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. MBCN owns of record and beneficially all of the equity securities issued by MBC, the deposits of which are insured by the FDIC. MBC is a corporation duly organized, validly existing and in good standing under the laws of Ohio and has the corporate power and authority to conduct its business operations as presently conducted. To the knowledge of MBCN, MBCN is in compliance in all material respects with all applicable local, state or federal laws and regulations.
     Section 4.03. Qualification. MBCN and MBC are duly qualified to do business and in good standing in each jurisdiction in which such qualification is required, except where the failure to so qualify would not have a MATERIAL ADVERSE EFFECT on MBCN.
     Section 4.04. Authority. Subject to the approval of the MERGER by the DIVISION, the FDIC and the FRB, (a) MBCN has all requisite corporate power and authority to enter into this AGREEMENT and, after formation of MERGERCO, will have all requisite corporate power and authority to carry out its obligations under this AGREEMENT; (b) the execution and delivery of this AGREEMENT and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action by MBCN; and (c) this AGREEMENT is a valid and binding agreement of MBCN, enforceable against it in accordance with the AGREEMENT’s terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general applicability affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing specific performance, injunctive relief and other equitable remedies on the enforceability of such documents. This AGREEMENT has been duly executed and delivered by MBCN. MBCN has no knowledge of any reason approval of this AGREEMENT and the transactions contemplated hereby will not be approved by the DIVISION, the FDIC, and the FRB in a timely manner and without the imposition of a condition, restriction, or requirement of the type described in section 7.01(b). Approval of this AGREEMENT and the transactions contemplated hereby by the stockholders of MBCN is not required under the ORC or under MBCN’s Articles of Incorporation or Regulations. MBCN’s common stock is traded in the Pink Sheets under the symbol “MBCN.” Approval by MBCN’s stockholders of this AGREEMENT or the transactions contemplated hereby is not required by the rules of any stock exchange or national securities association.
     Section 4.05. Governing Documents. MBCN has made available or shall promptly make available to EMERALD true and accurate copies of the MBCN Articles of Incorporation, as amended, and Code of Regulations and MBC’s Articles of Incorporation and Code of Regulations.
     Section 4.06. No Conflicts. The execution and delivery of this AGREEMENT and, subject to the approval of the MERGER by the DIVISION, the FDIC and the FRB, the consummation of the transactions contemplated hereby will not (a) conflict with or violate any provision of or result in the breach of any provision of the Articles of Incorporation, as amended, or Code of Regulations of MBCN; (b) conflict with or violate any provision of or result in the breach or the acceleration of or entitle any party to accelerate (whether upon or after the giving of notice of lapse of time or both) any obligation under, or otherwise materially affect the terms of, any mortgage, lien, lease, agreement, license, instrument, order, arbitration award, judgment or decree to which MBCN is a party or by which MBCN or its property or assets is bound; (c) require the consent of any party to any agreement or commitment to which MBCN is a party or by which MBCN or its property or assets is bound, the failure to obtain which could, individually or in the aggregate with all the other failures to obtain required consents, have a MATERIAL ADVERSE EFFECT on MBCN; (d) result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any property or assets of MBCN or give rise to any meritorious cause of action against MBCN; or (e) violate or conflict with any applicable law, ordinance, rule or regulation.
     Section 4.07. Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority is required in connection with the execution and delivery of this AGREEMENT by MBCN or the consummation by MBCN of the transactions contemplated hereby, except for filings, authorizations, consents or approvals required by the DIVISION, the FDIC and the FRB.
     Section 4.08. Authorized Capital. As of September 30, 2006, the authorized capital of MBCN consisted of 10,000,000 common shares, no par value, 1,354,399 of which were issued and outstanding; 144,602 of which were reserved for issuance under the MBCN stock option plans; and 66,795 of which were subject to outstanding options granted under the MBCN stock option plans. All of the outstanding common shares of MBCN are duly authorized, validly issued, fully paid and non-assessable; were issued in full compliance with all applicable laws and regulations; and were not issued in violation of the preemptive right of any shareholder of MBCN. MBCN has no outstanding class of capital stock other than such common shares. When issued in accordance with the terms and subject to the conditions of this AGREEMENT, the STOCK CONSIDERATION will be duly authorized, validly issued, fully paid and non-assessable; issued in full compliance with all applicable laws and regulations; and not issued in violation of the preemptive right of any shareholder of MBCN.
     Section 4.09. Financial Statements.
(a)	The consolidated statements of financial condition as of December 31, 2005 and 2004, of MBCN and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years then ended, examined and reported upon by S.R. Snodgrass, A.C., certified public accountants, complete copies of which have previously been made available to EMERALD (hereinafter referred to as the “MBCN AUDITED FINANCIALS”), have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and fairly present the consolidated financial position of MBCN at such dates and the consolidated results of its operations and cash flows for such periods. The books and records of MBCN have been, and are being, maintained in accordance with generally accepted accounting principles and with any other applicable legal and accounting requirements and reflect only actual transactions.
(b)	The unaudited balance sheet as of September 30, 2006 of MBCN and the related unaudited income statement for the nine months then ended, complete copies of which have previously been made available to EMERALD (hereinafter referred to as the “MBCN INTERIM FINANCIALS”), fairly present the financial position of MBCN at such date and the results of its operations for such period and have been prepared in accordance with generally accepted accounting principles as applicable to condensed consolidated financial statements (except for the absence of footnotes) and as applied on a consistent basis with the MBCN AUDITED FINANCIALS. All adjustments which are necessary for a fair statement of the MBCN INTERIM FINANCIALS have been made.
     Section 4.10. Conduct of Business. Except as disclosed in Section 4.10 of the MBCN DISCLOSURE SCHEDULE, since September 30, 2006, MBCN has conducted its business only in the ordinary and usual course and there has been no MATERIAL ADVERSE EFFECT on the financial condition, assets, liabilities, obligations, properties, business or prospects of MBCN.
     Section 4.11. Reports and Records.
(a)	MBCN and MBC have filed all reports and maintained all records required to be filed or maintained by them under various rules and regulations of the State of Ohio, the DIVISION, the FRB, the FDIC and other regulatory agencies with jurisdiction over MBCN and/or MBC. To the knowledge of MBCN, all such documents and reports complied in all material respects with applicable requirements of law and regulations in effect at the time of the filing of such documents and contained in all material respects the information required to be stated therein. The books and records of MBCN are complete and correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of MBCN set forth in the MBCN AUDITED FINANCIALS and MBCN INTERIM FINANCIALS.
(b)	MBCN has made available to EMERALD copies of the following documents (hereinafter referred to as the “MBCN SEC FILINGS”), each of which has been filed with the SEC:
(i)	The MBCN Annual Reports on Form 10-K for the fiscal years ended December 31, 2005 and 2004;

(ii)	The MBCN Annual Reports to Shareholders for the fiscal years ended December 31, 2005 and 2004;

(iii)	The MBCN Proxy Statements for use in connection with the 2005 and 2006 Annual Meetings of Shareholders;

(iv)	The MBCN Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2006; and

(v)	All Current Reports on Form 8-K filed by MBCN with the SEC since December 31, 2005.
The MBCN SEC FILINGS did not, as of the dates on which such reports were filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

     Section 4.12. Actions and Suits. There are no material actions, suits or proceedings or investigations pending or, to the knowledge of MBCN, threatened against or affecting the business, operations or financial condition of MBCN or its subsidiaries in any court or before any federal, state, municipal or other governmental division, commission, board, bureau, agency or instrumentality and management of MBCN has no knowledge of any basis for any such action, suit, proceeding or investigation. Neither MBCN nor its subsidiaries is in default in respect of any judgment, order, writ, injunction or decree of any court or any federal, state, municipal or other governmental division, commission, board, bureau, agency or instrumentality.
     Section 4.13. Permits and Licenses. MBCN and its subsidiaries have all material permits, licenses, orders and approvals of all federal, state or local governmental or regulatory bodies required for them to conduct their businesses as presently conducted, and all such material permits, licenses, orders and approvals are in full force and effect, without the threat of suspension or cancellation. None of such permits, licenses, orders or approvals will be adversely affected by the consummation of the transactions contemplated by this AGREEMENT.
     Section 4.14. Capacity. MBCN has the financial capacity, including, but not limited to, capital and funding, to consummate the transactions contemplated by this AGREEMENT, including the MERGER, and shall remain “well-capitalized” within the meaning set forth in the regulations of the FRB, without the requirement of additional capital.
     Section 4.15. Registration Statement. None of the information relating to and prepared by MBCN or MBC for inclusion in or incorporation by reference in (a) the REGISTRATION STATEMENT (as defined in Section 6.02) will, at the time the REGISTRATION STATEMENT and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the PROXY STATEMENT/PROSPECTUS (as defined in Section 6.02) and any amendment or supplement thereto will, at the date of mailing to the EMERALD shareholders and at the time of the special meeting of EMERALD shareholders convened in accordance with Section 6.03 of this AGREEMENT, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading.
     Section 4.16. Brokers. All negotiations relating to this AGREEMENT and the transactions contemplated hereby have been carried on without the intervention of any person, other than Donnelly Penman & Partners, acting on behalf of MBCN in such manner as to give rise to any valid claim against MBCN for any broker’s or finder’s fee or similar compensation.
     Section 4.17. Stock Ownership. Neither MBCN nor any of its affiliates or associates are “beneficial owners”, as the term “beneficial owner” is defined in ORC § 1707.01(Z), of any of the outstanding shares of any class of shares of EMERALD.
     Section 4.18. State Takeover Laws. MBCN’s board of directors has approved this AGREEMENT and the transactions contemplated hereby, and, as a result, the provisions of Chapter 1704 and Section 1707.43 of the ORC are not applicable to this AGREEMENT or the transactions contemplated by this AGREEMENT.
     Section 4.19. Taxes. Except as set forth in Section 4.19 of the MBCN DISCLOSURE SCHEDULE, MBCN and its subsidiaries have duly and timely filed all material TAX RETURNS required to have been filed by MBCN and its subsidiaries through the date hereof, and all such TAX RETURNS are and will be true, correct and complete in all material respects. MBCN and its subsidiaries have paid or accrued all material TAXES due or claimed to be due (whether reflected on such TAX RETURNS or otherwise). MBCN and its subsidiaries have no liability for any material TAXES of any nature whatsoever and there is no basis for any additional material claims or assessments, other than with respect to liabilities for TAXES which are reflected in the MBCN AUDITED FINANCIALS, the MBCN INTERIM FINANCIALS or which may have accrued since September 30, 2006, in the ordinary course of business. Except as set forth in Section 4.19 of the MBCN DISCLOSURE SCHEDULE, neither the IRS nor any other taxing authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of MBCN, is threatening to assert against MBCN or any of its subsidiaries any deficiency or claim for additional TAXES. No federal, state, local, or foreign TAX audits or administrative or judicial TAX proceedings are pending or being conducted with respect to MBCN or any of its subsidiaries and, to the knowledge of MBCN, no such audit or proceeding is threatened. There are no unexpired waivers by MBCN or any of its subsidiaries of any statute of limitations with respect to TAXES. The accruals and reserves for TAXES reflected in the MBCN AUDITED FINANCIALS and the MBCN INTERIM FINANCIALS are adequate for the periods covered. MBCN and its subsidiaries have withheld or collected and paid over to the appropriate taxing authorities or is properly holding for such payment all TAXES required by law to be withheld or collected. There are no liens for TAXES upon the assets of MBCN and its subsidiaries, other than liens for current TAXES not yet due and payable. Neither MBCN nor any of its subsidiaries has filed a consent under Section 341(f) of the CODE concerning collapsible corporations. Neither MBCN nor any of its subsidiaries has agreed to make, or is required to make, any adjustment under Section 481(a) of the CODE. Neither MBCN nor any of its subsidiaries has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the CODE, other than an affiliated group of which MBCN is the common parent corporation. Neither MBCN nor any of its subsidiaries has any liability for the TAXES of any other person or entity (other than members of the MBCN affiliated group) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
ARTICLE FIVE
COVENANTS
     Section 5.01. Conduct of EMERALD Business. On and after the date of this AGREEMENT and until the EFFECTIVE TIME or until this AGREEMENT is terminated as herein provided:
(a)	EMERALD shall (i) carry on its business substantially in the manner as is presently being conducted and in the ordinary course of business, (ii) use commercially reasonable best efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and persons having business dealings with it, (iii) maintain all of the properties and assets that it owns or uses in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted, (iv) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of its business, (v) use commercially reasonable efforts to maintain its existing rating from its latest safety and soundness and compliance examination, (vi) use commercially reasonable efforts to maintain a CRA rating of satisfactory, and (vii) not knowingly do or fail to do anything that will cause a breach of or default in any contract, agreement, commitment, obligation, understanding, arrangement, lease, or license to which it is a party or by which it is or may be subject or bound if doing so would reasonably be expected to have a MATERIAL ADVERSE EFFECT on the financial condition, results of operations, business, assets, or capital of EMERALD; provided, however, that the continuation of losses incurred in connection with the operation of EMERALD’s business shall not be deemed to be a breach of the covenants set forth in this ARTICLE FIVE.

(b)	Without the prior written consent of MBCN, EMERALD shall not:
(i)	Authorize the creation or issuance of, issue (other than the issuance of shares upon the exercise of OUTSTANDING OPTIONS), sell or dispose of, or create any obligation to issue, sell or dispose of, any shares, notes, bonds or other securities of which EMERALD is the issuer, or any obligations convertible into or exchangeable for, any of its common shares or permit any additional EMERALD shares to become subject to new grants of stock options or other rights to acquire EMERALD shares;

(ii)	Declare, set aside, pay or make any dividend or other distribution on its common shares, or directly or indirectly redeem, purchase or otherwise acquire any shares or enter into any agreement in respect to the foregoing;

(iii)	Effect any stock split, recapitalization, combination, exchange of shares, readjustment or other reclassification;

(iv)	Amend its Articles of Incorporation or Constitution;

(v)	Purchase, sell, assign or transfer any material patent, trademark, trade name, copyright, license, franchise, design or other intangible assets or property;

(vi)	Except as provided in the EMERALD DISCLOSURE SCHEDULE and for the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property or fixed asset constituting a capital investment in excess of $10,000 individually or $25,000 in the aggregate;

(vii)	Mortgage, pledge or grant or suffer to exist any lien or other encumbrance or charge on any assets or properties, tangible or intangible, except for liens for taxes not yet delinquent, assets pledged as collateral to secure borrowings from the FHLB of Cincinnati and such other liens, encumbrances or charges which do not materially or adversely affect its financial position;

(viii)	Waive any rights of material value or cancel any material debts or claims;

(ix)	Incur any obligation or liability (absolute or contingent) requiring payments by EMERALD exceeding $10,000, whether individually or in the aggregate, including, without limitation, any tax liability, or pay any material liability or obligation (absolute or contingent), other than liabilities and obligations incurred in the ordinary course of business and borrowings from the FHLB of Cincinnati;

(x)	Cause any MATERIAL ADVERSE EFFECT in the amount or general composition of its deposit liabilities or its loan portfolio;

(xi)	Enter into or amend any employment contract with any of its officers, hire any new employees except to replace employees whose employment terminates after the date of this AGREEMENT, increase the compensation payable to any officer or director or any relative of any such officer or director, or be obligated to increase any such compensation, adopt or amend in any material respect any employee benefit plans, severance plan or collective bargaining agreement or make awards or distributions under any employee benefit plans not consistent with the terms of the employee benefit plan, past practice or custom or as required by law to retain the character of the Plan, including its tax status;

(xii)	Acquire any shares or other equity interest in any corporation, partnership, trust, joint venture or other entity;

(xiii)	Make any (I) investment (except in the ordinary course of business) or (II) capital expenditure or commitment for any addition to property, plant, or equipment, in either case (clauses I and II) of more than $25,000;

(xiv)	Failed to maintain EMERALD’s reserve for loan losses after December 1, 2006 at the greater of $242,000 or 1% of the total gross loans outstanding, except to the extent inconsistent with generally accepted accounting principles;

(xv)	Fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

(xvi)	Open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches;

(xvii)	Pay or commit to pay any management or consulting or other similar type of fees; or

(xiii)	Agree, whether in writing or otherwise, to take any action described in this Section 5.01.
     Section 5.02. Acquisition Proposals. On or after the date of this AGREEMENT and until the EFFECTIVE TIME or until this AGREEMENT is terminated as herein provided, EMERALD shall not, and shall cause the officers, directors, employees and other agents of EMERALD not to, directly or indirectly, take any action to solicit, initiate, engage or negotiate any proposals or offers from any person or entity, other than MBCN, or discuss or negotiate with any such person or entity, other than MBCN, any acquisition or purchase of all or a material amount of the assets of, any equity securities of, or any merger, consolidation or business combination with, EMERALD (hereinafter collectively referred to as “ACQUISITION TRANSACTIONS”); provided, however, that nothing contained in this Section 5.02 shall prohibit EMERALD from furnishing information to, or entering into discussions, negotiations or an agreement with, any person or entity which makes an unsolicited proposal of an ACQUISITION TRANSACTION if and to the extent that (a) the Board of Directors of EMERALD, after consultation with and based upon the written advice of counsel, determines in good faith that such action is required to fulfill its fiduciary duties to the shareholders of EMERALD under applicable law and (b) before furnishing such information to, or entering into discussions or negotiations with, such person or entity, EMERALD provides immediate written notice to MBCN of such action.
     Section 5.03. Accounting Policies. Before the CLOSING and at the request of MBCN, EMERALD shall promptly establish and take such reserves and accruals to conform the loan, accrual and reserve policies of EMERALD to MBCN’s policies; shall promptly establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments; and shall promptly recognize for financial accounting purposes such expenses of the MERGER and restructuring charges related to or to be incurred in connection with the MERGER, in each case to the extent permitted by law and consistent with generally accepted accounting principles; provided, however, that EMERALD shall not be obligated to take any such action pursuant to this Section 5.03 (a) earlier than 30 days prior to the CLOSING and, (b) unless and until MBCN acknowledges that all conditions to the obligations of MBCN to consummate the MERGER have been satisfied and certifies to EMERALD that MBCN’s representations and warranties are true and correct in all material respects as of such date and that MBCN is otherwise materially in compliance with this AGREEMENT. Any actions taken by EMERALD at the request of MBCN pursuant to this Section 5.03 shall not cause any of EMERALD’s representations, warranties and covenants contained in this AGREEMENT to be deemed to be untrue or breached in any respect for any purpose or result in a decrease in the EMERALD SHAREHOLDERS’ EQUITY for purposes of Section 2.02(a) of this AGREEMENT.
     Section 5.04. Insurance. EMERALD shall maintain or cause to be maintained in full force and effect insurance on its assets, properties, and operations as well as fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by EMERALD as of the date of this AGREEMENT.
     Section 5.05. Affiliate Agreements. Within 30 days after the date of this AGREEMENT and promptly thereafter until the CLOSING to reflect any changes, EMERALD shall provide MBCN with a list identifying each person who is, or is reasonably likely to be, an affiliate of EMERALD for purposes of SEC Rule 145 under the Securities Act of 1933. On or before the date of mailing of the PROXY STATEMENT/PROSPECTUS (or, with respect to a person who is identified as an affiliate of EMERALD after such date of mailing, as soon as practicable after such person is so identified), EMERALD shall use its best efforts to cause each such director, executive officer, and other person who may be deemed to be an affiliate of EMERALD to execute and deliver to MBCN a written agreement, substantially in the form as attached hereto as Exhibit 5.05.
     Section 5.06. Material Changes in the Disclosure Schedules. Upon the occurrence of any material change in the disclosure schedules before the CLOSING and as of the CLOSING, (a) EMERALD shall promptly submit to MBCN supplements, amendments, and updates of the EMERALD DISCLOSURE SCHEDULE to report any matters or events after the date of this AGREEMENT that would have been required to be described in the EMERALD DISCLOSURE SCHEDULE or this AGREEMENT had the matter or event existed or occurred as of the date of this AGREEMENT and (b) MBCN shall promptly submit to EMERALD supplements, amendments, and updates of the MBCN DISCLOSURE SCHEDULE to report any matters or events after the date of this AGREEMENT that would have been required to be described in the MBCN DISCLOSURE SCHEDULE or this AGREEMENT had the matter or event existed or occurred as of the date of this AGREEMENT.
     Section 5.07. Financial Statements. (a) As soon as reasonably available after the date of this AGREEMENT, EMERALD shall deliver to MBCN any additional audited financial statements prepared on its behalf or at its direction, including, when available, the audited financial statements for the year ended December 31, 2006; the monthly consolidated unaudited balance sheets and profit and loss statements of EMERALD prepared for its internal use; call reports for each quarterly period completed before the CLOSING; and all other financial reports or statements submitted to regulatory authorities after the date of this AGREEMENT, to the extent permitted by law (hereinafter collectively referred to as the “SUBSEQUENT EMERALD FINANCIAL STATEMENTS”). The SUBSEQUENT EMERALD FINANCIAL STATEMENTS shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis, to the extent applicable, and shall present fairly the financial condition and results of operations as of the dates and for the periods presented.
     (b) As soon as reasonably available after the date of this AGREEMENT, MBCN shall deliver to EMERALD any additional audited consolidated financial statements prepared on MBCN’s behalf or at its direction and the quarterly consolidated unaudited balance sheets and profit and loss statements of MBCN (hereinafter referred to collectively as the “SUBSEQUENT MBCN FINANCIAL STATEMENTS”). The SUBSEQUENT MBCN FINANCIAL STATEMENTS shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis, to the extent applicable, and shall present fairly the financial condition and results of operations as of the dates and for the periods presented.
     Section 5.08. Conduct of MBCN Business. From the date of this AGREEMENT until the EFFECTIVE TIME, except with the prior written consent of EMERALD or as specifically contemplated by this AGREEMENT (including Section 6.14), MBCN shall conduct its businesses only in the ordinary course, in accordance with past practices and policies and in compliance with all applicable statutes, rules and regulations.

ARTICLE SIX
FURTHER AGREEMENTS
     Section 6.01. Application For Approval of Merger. MBCN shall have primary responsibility for the preparation, filing and costs of all bank holding company and bank regulatory applications that are necessary for consummation of the MERGER. MBCN shall file the applications as promptly as practicable and in any event within 45 days after the execution of this AGREEMENT. MBCN shall provide to EMERALD’s counsel copies of the public record portions of all applications filed and copies of all material written communications with state and federal bank regulatory agencies relating to the applications.
     Section 6.02 SEC Registration. MBCN shall prepare, pursuant to all applicable laws, rules and regulations, a registration statement on Form S-4 (such registration statement and all amendments or supplements thereto, the “REGISTRATION STATEMENT”) to be filed by MBCN with the SEC in connection with the issuance of the shares of MBCN common stock in the MERGER (including the proxy statement and other proxy solicitation materials of EMERALD constituting a part thereof, hereinafter referred to as the “PROXY STATEMENT” and all related documents). EMERALD shall cooperate with MBCN, its legal counsel and its accountants in the preparation of the REGISTRATION STATEMENT and the PROXY STATEMENT. MBCN shall file the REGISTRATION STATEMENT, which will include the PROXY STATEMENT and a prospectus in respect of the shares of MBCN common stock to be issued in the MERGER (together, hereinafter referred to as the “PROXY STATEMENT/PROSPECTUS”) with the SEC as promptly as practicable, but in no event later than 60 days following the execution of this AGREEMENT, and shall use all commercially reasonable efforts to cause the REGISTRATION STATEMENT, including the PROXY STATEMENT/ PROSPECTUS, to be declared effective under the Securities Act of 1933 as promptly as reasonably practicable after filing thereof. MBCN shall use all reasonable efforts to obtain, prior to the effective date of the REGISTRATION STATEMENT, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this AGREEMENT. EMERALD shall promptly furnish to MBCN all information concerning EMERALD and its officers, directors and shareholders as may be reasonably requested in connection with the foregoing. MBCN shall bear all expenses involved in printing and mailing the PROXY STATEMENT/PROSPECTUS to EMERALD shareholders in accordance with the rules and regulations of the SEC and the provisions of this AGREEMENT.
     Section 6.03. Special Meeting of Shareholders. EMERALD shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of voting upon the AGREEMENT and the transactions contemplated hereby, including the MERGER, as promptly as practicable after the REGISTRATION STATEMENT is declared effective under the Securities Act of 1933. In the PROXY STATEMENT/PROSPECTUS, the Board of Directors of EMERALD shall recommend to the EMERALD shareholders the approval of this AGREEMENT (including any amendments hereto) and the transactions contemplated hereby, including the MERGER; provided, however, that the Board of Directors of EMERALD shall not be obligated by this AGREEMENT to recommend to the EMERALD shareholders the approval of this AGREEMENT and the transactions contemplated hereby if and to the extent the Board of Directors of EMERALD, after consultation with and based upon the written advice of counsel, determines in good faith that such recommendation would be contrary to its fiduciary duties to the shareholders of EMERALD under applicable law. Notwithstanding the foregoing, EMERALD shall not be obligated to call or hold a special meeting if MBCN is in breach of or default under this AGREEMENT and such breach or default, if not cured, would result in the non-fulfillment of a condition to the obligations of EMERALD to effect the MERGER under ARTICLE SEVEN of this AGREEMENT.
     Section 6.04. Access.
(a)	EMERALD and its representatives and agents, shall, at all times during normal business hours before the EFFECTIVE TIME, have full and continuing access to the properties, facilities, operations, books and records of MBCN. EMERALD and its representatives and agents may, before the EFFECTIVE TIME, make or cause to be made reasonable investigation of the operations, books, records, and properties of MBCN and its subsidiaries as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigations shall not interfere unnecessarily with the normal business operations of MBCN or its subsidiaries. Upon request, MBCN will furnish EMERALD or its representatives or agents MBCN’s attorneys’ responses to external auditors’ requests for information, management letters received from external auditors and financial, loan, and operating data and other information reasonably requested by EMERALD that has been or is developed by MBCN, its auditors, accountants, or attorneys (provided disclosure would not result in the waiver by MBCN of any claim of attorney-client privilege). MBCN shall permit EMERALD or its representatives or agents to discuss the information directly with any individual or firm performing auditing or accounting functions for MBCN, and such auditors and accountants will be directed to furnish copies of any reports or financial information as developed to EMERALD or its representatives or agents, as applicable. No investigation by EMERALD shall affect the representations and warranties made by MBCN in this AGREEMENT. Any confidential information or trade secrets received by EMERALD or its representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by EMERALD, or at MBCN’s request returned to MBCN if this AGREEMENT is terminated as provided in ARTICLE EIGHT. This section 6.04(a) shall not require the disclosure of any information to EMERALD that would be prohibited by law.
(b)	MBCN and its representatives and agents, shall, at all times during normal business hours before the EFFECTIVE TIME, have full and continuing access to the properties, facilities, operations, books and records of EMERALD. MBCN and its representatives and agents may, before the EFFECTIVE TIME, make or cause to be made reasonable investigation of the operations, books, records, and properties of EMERALD as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigations shall not interfere unnecessarily with the normal business operations of EMERALD. Upon request, EMERALD will furnish to MBCN or its representatives or agents EMERALD’s attorneys’ responses to external auditors’ requests for information, management letters received from external auditors and financial, loan, and operating data and other information reasonably requested by MBCN that has been or is developed by EMERALD, its auditors, accountants, or attorneys (provided disclosure would not result in the waiver by EMERALD of any claim of attorney-client privilege). EMERALD shall permit MBCN or its representatives or agents to discuss the information directly with any individual or firm performing auditing or accounting functions for EMERALD, and such auditors and accountants will be directed to furnish copies of any reports or financial information as developed to MBCN or its representatives or agents, as applicable. No investigation by MBCN shall affect the representations and warranties made by EMERALD in this AGREEMENT. Any confidential information or trade secrets received by MBCN or its representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by MBCN, or at EMERALD’s request returned to EMERALD if this AGREEMENT is terminated as provided in ARTICLE EIGHT. This section 6.04(b) shall not require the disclosure of any information to MBCN that would be prohibited by law
(c)	To the extent permissible under applicable regulations of the DIVISION and the FDIC, a representative of MBCN, who shall be no less than a Senior Vice President of MBC or MBCN, shall be permitted to attend meetings of the Board of Directors and committees of EMERALD for observation purposes only, unless the discussion of the members of the EMERALD Board of Directors or committees involves (i) the confidential information of borrowers, depositors, employees or others, (ii) the transactions contemplated by this AGREEMENT or (iii) a subject the members of the Board of Directors or committees should keep confidential in the proper exercise of their fiduciary duties to shareholders. As used in this Section 6.04(c), “confidential information” shall not include any information as to which the identity of the borrower, depositor or employee is withheld by EMERALD. In the event the discussion of the members of the Board of Directors or committees of EMERALD involves (i), (ii) or (iii) of this Section 6.04(c), such representative shall comply with the request of the Board of Directors or the committee to excuse such representative from the meeting during such discussion.
     Section 6.05. Confidentiality. EMERALD and MBCN shall hold confidential any information obtained hereunder which is not otherwise public knowledge or ascertainable from public information, and all non-public documents (including copies thereof) obtained hereunder by either party from the other party shall be returned to such party in the event that this AGREEMENT is terminated or the transactions contemplated by this AGREEMENT otherwise fail to be consummated.
     Section 6.06. Press Releases. MBCN and EMERALD shall consult with each other before issuing any press release or otherwise making any public statements with respect to the MERGER and shall not issue any such press release or make any such public statement without obtaining the prior consent of the other party, except as may be required by law or by obligations pursuant to any listing agreement with any national securities association.
     Section 6.07. Costs, Expenses and Fees. Whether or not the MERGER is consummated, all costs and expenses incurred in connection with this AGREEMENT and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, except as specifically provided by this AGREEMENT (including, without limitation, as provided by Section 6.02).

     Section 6.08. Reasonable Efforts.
(a)	Subject to the terms and conditions herein provided, EMERALD and MBCN shall use reasonable efforts to take, or cause to be taken, all action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this AGREEMENT, including cooperating fully and using best efforts to procure upon reasonable terms and conditions all consents, authorizations, approvals, registrations, and certificates, to complete all filings and applications, and to satisfy all other conditions that are necessary for consummation of the MERGER at the earliest possible reasonable date.
(b)	EMERALD shall use reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents described in the EMERALD DISCLOSURE SCHEDULE.
(c)	The materials and information provided by each of EMERALD and MBCN for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.
     Section 6.09. Notification of Events. At all times from the date of this AGREEMENT until the CLOSING, each party shall promptly notify the other in writing of any adverse business conditions threatening its normal business operations or of the occurrence of any event or the failure of any event to occur which might result in a breach of or a failure to comply with any representation, warranty, covenant, condition or agreement contained in this AGREEMENT or of the commencement of any action, suit, proceeding, or investigation against it.
     Section 6.10. Indemnification.
(a)	After the EFFECTIVE TIME, MBCN and EMERALD shall, to the fullest extent permitted by applicable law and the Articles of Incorporation and Constitution of EMERALD, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now or becomes prior to the EFFECTIVE TIME, a director or officer of EMERALD (each, solely in his or her capacity as a director or officer, hereinafter referred to as an “INDEMNIFIED PARTY”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or prior to the EFFECTIVE TIME (including, without limitation, matters, acts or omissions occurring in connection with the approval of this AGREEMENT and the consummation of the transactions contemplated hereby), whether asserted or claimed prior to, at or after the EFFECTIVE TIME; provided, however, that any determination required to be made with respect to whether an INDEMNIFIED PARTY’s conduct complies with the standards set forth under applicable law for indemnification shall be made by the court in which the claim, action, suit or proceeding was brought or by independent counsel (which shall not be counsel that provides material services to MBCN) selected by MBCN and reasonably acceptable to such INDEMNIFIED PARTY.
(b)	If MBCN, the SURVIVING CORPORATION or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or SURVIVING CORPORATION or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all its properties and assets to any person or (iii) transfers, by means of a distribution, sale, assignment or other transaction, all of the shares of the SURVIVING CORPORATION or all or substantially all of its assets, to any person, then, and in each such case, MBCN shall cause proper provision to be made so that the successor and assign of MBCN or the SURVIVING CORPORATION assumes the obligations set forth in this Section and in such event all references to MBCN or the SURVIVING CORPORATION, as applicable, in this Section shall be deemed a reference to such successor and assign.
(c)	For a period of three (3) years from the EFFECTIVE TIME, MBCN shall provide that portion of directors and officers’ liability insurance that serves to reimburse the present and former officers and directors of EMERALD (determined as of the EFFECTIVE TIME) with respect to claims against such officers and directors arising from facts or events which occurred before the EFFECTIVE TIME, on terms no less favorable than those in effect on the date hereof; provided, however, that (i) MBCN may substitute therefor policies providing at least comparable coverage containing terms and conditions no less favorable than those in effect on the date hereof; (ii) MBCN shall not be required to expend more than 150% of the current amount expended by EMERALD (hereinafter referred to as the “MAXIMUM PREMIUM”) to maintain or procure directors’ and officers’ insurance coverage for a comparable three-year period; (iii) if MBCN is unable to maintain or obtain the insurance pursuant to this Section 6.10(d), MBCN shall use its reasonable efforts to obtain as much comparable insurance as is available for the MAXIMUM PREMIUM; and (iv) officers and directors of

EMERALD may be required to make application and provide customary representations and warranties to the responsible insurance carrier for the purpose of obtaining such insurance.
(d)	The provisions of this Section 6.10 shall survive consummation of the MERGER and are intended to be for the benefit of, and shall be enforceable by, each INDEMNIFIED PARTY, his or her heirs and his or her representatives. The SURVIVING CORPORATION shall pay (as incurred) all expenses, including reasonable expenses of counsel, that an INDEMNIFIED PARTY may incur in enforcing the indemnity and other obligations provided for in this Section 6.10.
     Section 6.11. Opportunity of Employment; Employee Benefits.
(a)	After the CLOSING, MBCN shall cause EMERALD to continue the employment of each one of the employees of EMERALD at the EFFECTIVE TIME as long as each such employee was employed by EMERALD on the date of this AGREEMENT or with MBCN’s consent. Employees of EMERALD who are terminated without cause within six months after the EFFECTIVE TIME shall receive an amount equal to the product of three weeks of the terminated employee’s salary multiplied by the number of years the employee has been employed by EMERALD. In addition, employees terminated without cause shall be provided all accrued benefits, including vacation and sick pay, through the date of separation. These amounts will be paid as soon as administratively feasible after the affected employee’s termination date or as soon as possible without generating penalties under Section 409A of the CODE. Nothing in this Section or elsewhere in this AGREEMENT shall be deemed to be a contract of employment or be construed to give such employees any rights other than as employees at will under Ohio law. MBCN or the SURVIVING CORPORATION may reassign employees of EMERALD after the EFFECTIVE TIME from one position to another, change employees’ job responsibilities, compensation, and benefits, and take other actions as employer affecting all employees, groups of employees, or individual employees; provided, however, that none of such actions shall be deemed to constitute termination without cause unless the employee’s service is actually involuntarily terminated by MBCN or the SURVIVING CORPORATION.
(b)	All employees of EMERALD immediately before the EFFECTIVE TIME shall continue to be covered by the EMERALD employee benefit plans (hereinafter referred to as the “EMPLOYEE BENEFIT PLANS”) after the EFFECTIVE TIME. Notwithstanding the foregoing, MBCN may cause EMERALD to discontinue any of the EMPLOYEE BENEFIT PLANS at any time after the EFFECTIVE TIME; provided, however, that in the event of such discontinuance, MBCN shall provide, or shall cause the SURVIVING CORPORATION to provide, benefits, including, but not limited to, medical and hospitalization benefits, in a manner by which such benefits are at least equivalent to the benefits provided by MBC to its employees. Service to EMERALD by an employee before the EFFECTIVE TIME shall be recognized as service to EMERALD and/or MBCN for eligibility and vesting purposes under MBCN’s sick leave policies, paid vacation policies and any employee benefits plan to the extent permissible under governing law. Any pre-existing condition, limitation or exclusion in the benefit plans of MBCN shall not apply to EMERALD employees or their covered dependents who are covered under the EMERALD PLAN at the EFFECTIVE TIME.
(c)	EMERALD shall set aside funds in the aggregate amount of $145,000 for distribution of retention bonuses to Glenn Aidt, Mike Hufford and Barbara Howard (hereinafter referred to as the “NAMED EMPLOYEES”); provided, however, that a NAMED EMPLOYEE shall not be paid any retention bonus unless such employee remains an employee of EMERALD through the CLOSING. Not later than 10 days after the CLOSING, the SURVIVING CORPORATION shall pay to the NAMED EMPLOYEES who remain employees of EMERALD through the CLOSING a retention bonus in the following amount:

NAMED EMPLOYEE	AMOUNT
Glenn Aidt	$70,000
Mike Hufford	$65,000
Barbara Howard	$10,000
In the event one or more NAMED EMPLOYEES is not employed by EMERALD at the CLOSING, the Board of Directors of EMERALD, in its sole discretion, shall redistribute among the NAMED EMPLOYEES who remain until the CLOSING such amount of the aggregate $145,000 retention bonus as remains following the payment of the amounts in accordance with this Section 6.11(c).
     Section 6.12. MBCN Options; Form S-8 Filing. Unless the MBCN OPTIONS may be granted under the 1999 MBCN Stock Option Plan, for which a Registration Statement on Form S-8 has been filed with the SEC and is effective, MBCN shall file a Registration Statement on Form S-8 with the SEC to register the MBCN common shares subject to the

MBCN OPTIONS such that any holder of an MBCN OPTION after the EFFECTIVE TIME may freely exercise such holder’s MBCN OPTION without restriction and may thereafter sell the MBCN common shares obtained upon such exercise in accordance with applicable federal and state securities laws and regulations.
     Section 6.13. Governmental Reports. MBCN shall furnish to EMERALD one copy of each financial statement, report, notice, or proxy statement sent by MBCN to any Governmental Authority or to MBCN’s stockholders generally and of each regular or periodic report, registration statement, or prospectus filed by MBCN with the SEC, as well as a copy of any order issued by a Governmental Authority in any proceeding to which MBCN is a party.
     Section 6.14. Formation of MERGERCO and Execution of Agreement. Prior to the CLOSING, MBCN shall take all necessary action to cause MERGERCO to be duly and validly formed as an interim bank under Ohio law (including the filing of all necessary regulatory applications), to cause this AGREEMENT and the MERGER to be duly authorized and approved by the directors and sole shareholder of MERGERCO, and to cause MERGERCO to join in and become a party to this AGREEMENT and such other agreements which are necessary for MERGERCO to consummate the transactions contemplated by this AGREEMENT and which are consistent with the terms and conditions of this AGREEMENT.
     Section 6.15. Action to Accelerate Vesting of Outstanding Options. EMERALD shall use reasonable efforts to amend the 2003 PLAN, subject to approval of the EMERALD shareholders, directors and the DIVISION and the FDIC, to accelerate the vesting of the OUTSTANDING OPTIONS at the EFFECTIVE TIME, and, if so approved, the Board of Directors of EMERALD shall accelerate such vesting.
ARTICLE SEVEN
CLOSING MATTERS
     Section 7.01. Conditions to Obligations of MBCN, MERGERCO and EMERALD. Notwithstanding any other provision of this AGREEMENT, the obligations of MBCN and EMERALD to effect the MERGER shall be subject to the fulfillment of each of the following conditions:
(a)	This AGREEMENT shall have been validly adopted by the affirmative vote of the holders of at least the number of outstanding EMERALD shares required under Ohio law and the EMERALD Articles of Incorporation and Constitution to adopt such agreements;

(b)	All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect, all statutory waiting periods shall have expired, and no such approvals shall contain any conditions, restrictions, or requirements which MBCN’s Board of Directors reasonably determines in good faith would have a MATERIAL ADVERSE EFFECT on MBCN after the CLOSING;

(c)	All waivers, consents and approval of every person, in addition to those required under subsections (a) and (b) of this Section 7.01, necessary or appropriate for the consummation of the MERGER shall have been obtained;

(d)	EMERALD shall have received the written opinion of RYAN BECK dated as of the date of the PROXY STATEMENT/PROSPECTUS to the effect that the MERGER CONSIDERATION is fair to the shareholders of EMERALD from a financial point of view;

(e)	There shall not be in effect an order or decision of a court of competent jurisdiction which prevents or materially delays the consummation of the MERGER;

(f)	There shall not be in effect any federal or state law, rule or regulation which prevents or materially delays consummation of the MERGER;

(g)	The REGISTRATION STATEMENT shall have become effective and no stop order shall have been issued or threatened, and all state securities and blue sky approvals, authorizations and exemptions required for MBCN to issue the shares to EMERALD shareholders shall have been received by MBCN; and

(h)	MBCN and EMERALD shall have received an opinion of S.R. Snodgrass, A.C. stating that (i) the MERGER constitutes a reorganization within the meaning of section 368 of the CODE and (ii) no gain or loss will be recognized by shareholders of EMERALD to the extent they receive shares of MBCN common stock as part of the MERGER Consideration.
     7.02. Conditions to Obligations of MBCN. In addition to the conditions contained in Section 7.01 of this AGREEMENT, the obligations of MBCN to effect the MERGER shall also be subject to the fulfillment of each of the following conditions:
(a)	The representations and warranties of EMERALD contained in ARTICLE THREE of this AGREEMENT shall be true in all material respects at and as of the date hereof and at and as of the EFFECTIVE TIME as if made at and as of such time, except to the extent that such representations and warranties are made as of a specific date;

(b)	EMERALD shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this AGREEMENT to be performed or complied with by it before or at the EFFECTIVE TIME;

(c)	There shall not have been a MATERIAL ADVERSE EFFECT in respect of EMERALD;

(d)	EMERALD shall not have incurred any damage, destruction or similar loss, not covered by insurance, materially affecting its businesses or properties;

(e)	EMERALD shall have delivered to MBCN a certificate dated the EFFECTIVE TIME and signed by the President and Treasurer of EMERALD to the effect set forth in subsections (a), (b), (c) and (d) of this Section 7.02;

(f)	There shall not be any action or proceeding commenced by or before any court or governmental agency or authority in the United States, or threatened by any governmental agency or authority in the United States, that challenges or seeks to prevent or delay the consummation of the MERGER or seeks to impose material limitations on the ability of MBCN or MERGERCO to exercise full rights of ownership of the assets or business of EMERALD;

(g)	There shall not have been proposed, nor shall there be in effect, any federal or state law, rule, regulation, order or statement of policy that, in the reasonable judgment of MBCN, would: (i) prevent or delay the consummation of the MERGER or interfere with the reasonable operation of the business of EMERALD, (ii) materially adversely affect the ability of MBCN to enjoy the economic or other benefits of the MERGER; or (iii) impose any material adverse condition, limitation or requirement on MBCN in connection with the MERGER;

(h)	MBCN shall have received a letter of tax advice, in a form and substance satisfactory to MBCN, from EMERALD’s independent certified public accountants to the effect that any amounts that are paid by EMERALD before the EFFECTIVE TIME, or required under EMERALD’s PLANS or this AGREEMENT to be paid at or after the EFFECTIVE TIME, to persons who are disqualified individuals in relation to EMERALD or its successor and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes under section 280G of the CODE, including, but not limited to, payments referred to under Section 6.11(c) of this AGREEMENT, as well as any other payments made under the EMERALD PLANS because of the transactions contemplated herein.

(i)	EMERALD shall have delivered to MBCN the affiliate agreements required by Section 5.05, in substantially the form set forth in Exhibit 5.05; and

(j)	EMERALD shall have delivered to MBCN a list of EMERALD’s shareholders as of the EFFECTIVE TIME, including their mailing addresses, which list shall be certified by EMERALD’s President and Secretary.
     Section 7.03. Conditions to Obligations of EMERALD. In addition to the conditions contained in Section 7.01 of this AGREEMENT, the obligation of EMERALD to effect the MERGER shall also be subject to the fulfillment of each of the following conditions:

(a)	The representations and warranties of MBCN contained in ARTICLE FOUR of this AGREEMENT shall be true in all material respects at and as of the date hereof and as of the EFFECTIVE TIME as if made at and as of such time, except to the extent that such representations and warranties are made as of a specific date;

(b)	MBCN and MERGERCO shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this AGREEMENT to be performed or complied with by them before or at the EFFECTIVE TIME;

(c)	There shall not have been a MATERIAL ADVERSE EFFECT in respect of MBCN;

(d)	MBCN shall have delivered to EMERALD a certificate dated the EFFECTIVE TIME and signed by the President and Treasurer of MBCN to the effect set forth in subsections (a), (b) and (c) of this Section 7.03;

(e)	MBCN shall have obtained all consents, authorizations or approvals of, or exemptions or waivers by any federal or state governmental body or agency required to be obtained by it in connection with the MERGER or the taking of any action contemplated thereby;

(f)	MBCN shall not have incurred any damage, destruction or similar loss, not covered by insurance, materially affecting its business or properties; and

(g)	There shall not be any action or proceeding commenced by or before any court or governmental agency or authority in the United States, or threatened by any governmental agency or authority in the United States, that challenges or seeks to prevent or delay the consummation of the MERGER.
ARTICLE EIGHT
TERMINATION
     Section 8.01. Termination. This AGREEMENT may be terminated at any time prior to the EFFECTIVE TIME, whether before or after approval by the shareholders of EMERALD:
(a)	By mutual consent of the Boards of Directors of EMERALD and MBCN; or

(b)	By the Board of Directors of EMERALD or MBCN if:
(i)	The MERGER shall not have been consummated on or before May 31, 2007; or

(ii)	Any event occurs which, in the reasonable opinion of either Board, would preclude satisfaction of any of the conditions set forth in paragraphs (b), (e), or (f) of Section 7.01 of this AGREEMENT; or
(c)	By the Board of Directors of MBCN if any event occurs which, in the reasonable opinion of the Board, would preclude compliance with any of the conditions set forth in Section 7.02 of this AGREEMENT; or

(d)	By the Board of Directors of EMERALD if:
(i)	Any event occurs which, in the reasonable opinion of the Board, would preclude compliance with any of the conditions set forth in Section 7.03 of this AGREEMENT; or

(ii)	At any time prior to the approval of this AGREEMENT by EMERALD shareholders pursuant to Section 6.03 of this AGREEMENT, the Board of Directors of EMERALD, in accordance and compliance with the terms of this AGREEMENT, determines to pursue an ACQUISITION TRANSACTION.
     Section 8.02. Written Notice of Termination. In order to terminate this AGREEMENT pursuant to Section 8.01, the terminating party shall give written notice of such termination to the non-terminating party. This AGREEMENT shall terminate on the date such notice is given.
     Section 8.03. Effect of Termination. In the event of the termination of this AGREEMENT, the provisions of this AGREEMENT shall become void and shall thereafter have no further force or effect; provided, however, that (a) Sections 6.05, 6.06, 6.07, 8.03, 8.04 and 9.01 of this AGREEMENT shall survive such termination and shall remain in full force and effect and

(b) a termination of this AGREEMENT shall not affect the liability of any party for any uncured and material breach of any term or condition of this AGREEMENT.
     Section 8.04. Termination Fee; Expenses. EMERALD shall pay to MBCN a termination fee in the amount of $300,000 (hereinafter referred to as the “TERMINATION FEE”) if, after this AGREEMENT is terminated by EMERALD pursuant to Section 8.01(d)(ii) hereof, EMERALD consummates an ACQUISITION TRANSACTION. The TERMINATION FEE shall be paid to MBCN by wire transfer of immediately available funds within five (5) days after such consummation.
     Section 8.05. Amendment. This AGREEMENT may only be amended in accordance with applicable law by the unanimous consent of MBCN and EMERALD by action taken by their respective Boards of Directors at any time before or after approval of this AGREEMENT by the shareholders of EMERALD. This AGREEMENT may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     Section 8.06. Waiver. Any term or provision of this AGREEMENT (other than the requirement for shareholder approval) may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof.
ARTICLE NINE
MISCELLANEOUS
     Section 9.01. Survival of Representations and Warranties. All representations, warranties and covenants in this AGREEMENT shall expire on, and be terminated and extinguished at, the EFFECTIVE TIME, other than covenants which by their terms are to survive or be performed after the EFFECTIVE TIME; provided, however, that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive MBCN or EMERALD (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either MBCN or EMERALD.
     Section 9.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
If addressed to MBCN:
Thomas Caldwell
Middlefield Banc Corp
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
with a copy to:
Francis X. Grady
Grady and Associates
20950 Center Ridge Rd.
Rocky River, OH 44116-4306
If addressed to EMERALD:
Glenn Aidt
Emerald Bank
6215 Perimeter Dr.
Dublin, OH 43017
with a copy to:
John C. Vorys
Vorys, Sater, Seymour and Pease LLP
52 E. Gay Street
P.O. Box 1008
Columbus, OH 43216-1008

     Section 9.03. Entire Agreement. This AGREEMENT (including the documents and instruments referred to herein or therein and including any voting agreements entered into with MBCN by directors or executive officers of EMERALD) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; (b) is not intended to and shall not confer any rights or remedies hereunder upon any person other than MBCN or EMERALD, except to the extent an INDEMNIFIED PARTY may enforce the obligations of MBCN under Section 6.09 and an employee may enforce the obligations of MBCN under Section 6.10; and (c) shall not be assigned by operation of law or otherwise.
     Section 9.04. Execution In Counterparts. This AGREEMENT may be executed in two or more counterparts which together shall constitute a single AGREEMENT.
     Section 9.05. Headings. The headings of articles and sections herein are for convenience of reference only, do not constitute a part of this AGREEMENT and shall not be deemed to limit or affect any of the provisions hereof.
     Section 9.06. Severability. If any one or more of the provisions of this AGREEMENT is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this AGREEMENT, and this AGREEMENT shall be construed as if the invalid, illegal, or unenforceable provision or provisions had never been contained herein.
     Section 9.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to principles of conflicts of laws.
     IN WITNESS WHEREOF, MBCN and EMERALD have caused this AGREEMENT to be signed by their respective duly authorized officers on the date first above written.

ATTEST:	MIDDLEFIELD BANC CORP.

/s/ Teresa Hetrick	By	/s/ James R. Heslop II
James R. Heslop, II
its Executive Vice President/COO

ATTEST:	EMERALD BANK

/s/ Tom W. Davis	By	/s/ Glenn E. Aidt
Glenn E. Aidt
its President and CEO

Exhibit 1.03

Prescribed by J. Kenneth Blackwell	Expedite this Form: (select one)
Ohio Secretary of State	Mail Form to one of the Following:
Central Ohio (614) 466-3910	☐ Yes PO Box 1390
Toll Free: 1-877-SOS-FILE (1-877-767-3453)	Columbus, OH 43216
*** Requires an Additional fee of $100***
☐ No PO Box 1329

www.state.oh.us/sos
e-mail: busserv@sos.state.os.us
CERTIFICATE OF MERGER
(For Domestic or Foreign, Profit or Non-Profit)
Filing Fee $125.00
(154-MER)
In accordance with the requirements of Ohio law, the undersigned corporations, banks, savings banks, savings and loan, limited liability companies, limited partnerships and/or partnerships with limited liability, desiring to effect a merger, set forth the following facts:
I.	SURVIVING ENTITY
A.	The name of the entity surviving the merger is: EB Interim Bank

B.	Name Change: As a result of this merger, the name of the surviving entity has been changed to the following: Emerald Bank (Complete only if name of surviving entity is changing through the merger)

C.	The surviving entity is a: (Please check the appropriate box and fill in the appropriate blanks)
☑	Domestic (Ohio) For-Profit Corporation, charter number 1665559

☐	Domestic (Ohio) Non-Profit Corporation, charter number

☐	Foreign (Non-Ohio) Corporation incorporated under the laws of the state/country of and licensed to transact business in the State of Ohio under license number

☐	Foreign (Non-Ohio) Corporation incorporate under the laws of the state/country of and NOT licensed to transact business in the State of Ohio,

☐	Domestic (Ohio) Limited Liability Company, with registration number

☐	Foreign (Non-Ohio) Limited Liability Company organized under the laws of the state/country of ___ and registered to do business in the State of Ohio under registration number

☐	Foreign (Non-Ohio) Limited Liability Company organized under the laws of the state/country of ___ and NOT registered to do business in the State of Ohio.

☐	Domestic (Ohio) Limited Partnership, with registration number

☐	Foreign (Non-Ohio) Limited Partnership organized with the laws of the state/country of and registered to do business in the state of Ohio under registration number

☐	Foreign (Non-Ohio) Limited Partnership organized with the laws of the state/country of and NOT registered to do business in the state of Ohio.

☐	Domestic (Ohio) Partnership having limited liability, with the registration number

☐	Foreign (Non-Ohio) Partnership having limited liability organized under the laws of the state/country of and registered to do business in the state of Ohio under registration number

☐	Foreign (Non-Ohio) Partnership having limited liability organized under the laws of the state/country of and NOT registered to do business in the state of Ohio.

☐	Foreign (Non-Ohio) Non-Profit incorporation under the laws of the state/country of and licensed to transact business in the state of Ohio under license number

☐	Foreign (Non-Ohio) Non-Profit incorporation under the laws of the state/country of and not licensed to transact business in the state of Ohio.

☐	General partnership not registered with the state of Ohio
II.	MERGING ENTITY
The name, charter/license/registration number, type of entity, state/country of incorporation or organization, respectively, of which is the entities merging out of existence are as follows (if this is insufficient space to reflect all merging entities, please attach a separate sheet listing the merging entities)
(Please list the Ohio charter, license/registration no. below)

Name / charter, license or registration number	State/Country of Organization	Type of Entity

Emerald Bank / Ohio charter number SB0048	Ohio	savings bank

III.	MERGER AGREEMENT ON FILE The name and mailing address of the person or entity from whom/which eligible persons may obtain a copy of the agreement of merger upon written request:

James R. Heslop II	15985 East High Street

(name)	(street) NOTE: P.O. Box Addressees are NOT acceptable.

Middlefield	Ohio	44062

(city, village or township)	(state)	(zip code)
IV.	EFFECTIVE DATE OF MERGER
This merger is to be effective on: (if a date is specified, the date must be a date on or after the date of filing; the effective date of the merger cannot be earlier that the date of filing, if no date is specified, the date of filing will be the effective date of the merger).
V.	MERGER AUTHORIZED
The laws of the state or country under which each constituent entity exists, permits this merger.

This merger was adopted, approved and authorized by each of the constituent entities in compliance with the laws of the state under which it is organized, and the persons signing this certificate on behalf of each of the constituent entities are duly authorized to do so.

VI.	STATUTORY AGENT The name and address of the surviving entity’s statutory agent upon whom any process, notice or demand may be served is:

(name)	(street) NOTE: P.O. Box Addressees are NOT acceptable.

, Ohio

(city, village, or township)		(zip code)
(This item MUST be completed if the surviving entity is a foreign which is not licensed, registered or otherwise authorized to conduct business in the state of Ohio)
VII.	ACCEPTANCE OF AGENT The undersigned, named herein as the statutory agent for the above referenced surviving entity, hereby acknowledges and accepts the appointment of statutory agent for said entity.

Signature of Agent

(The acceptance of agent must be completed by the surviving entities if through this merger the statutory agent has changed, or the name agent differs in any way from the name currently on record with the Secretary of State.)
VIII.	STATEMENT OF MERGER Upon filing, or upon such later date as specified herein, the merging entity/entities listed herein shall merge into the listed surviving entity

IX.	AMENDMENTS
The articles of incorporation, articles of organization, certificate of limited partnership or registration of partnership having limited liability (circle appropriate term) of the surviving domestic entity have been amended.
☑ Attachments are provided ☐ No Changes

X.	QUALIFICATION OR LICENSURE OF FOREIGN SURVIVING ENTITY
A.	The listed surviving foreign corporation, bank, savings bank, savings and loan, limited liability company, limited partnership, or partnership having limited liability desires to transact business in Ohio as a foreign corporation, bank, savings bank, savings and loan, limited liability company, limited partnership, or partnership having limited liability, and hereby appoints the following as its statutory agent upon whom process, notice or demand against the entity may be served in the state of Ohio. The name and complete address of the statutory agent is:

(name)	(street) NOTE: P.O. Box Addressees are NOT acceptable.

, Ohio

(city, village, or township)		(zip code)
The subject surviving foreign corporation, bank, savings bank, savings and loan, limited liability company, limited partnership, or partnership having limited liability irrevocably consents to service of process on the statutory agent listed above as long as the authority of the agent continues, and to service of process upon the Secretary of State of Ohio if the agent cannot be found, if the corporation, bank, savings bank, savings and loan, limited liability company, limited partnership, or partnership having limited liability fails to designate another agent when required to do so, or if the foreign corporation’s, bank’s, savings bank’s, savings and loan’s, limited liability company’s, limited partnership’s or partnership having limited liability’s license or registration to do business on Ohio expires or is canceled.
B.	The qualifying entity also states as follows: (Complete only if applicable)
1.	Foreign Notice Under Section 1703.031 (If the qualifying entity is a foreign bank, savings bank, or savings and loan, then the following information must be completed.)
(a.)	The name of the Foreign Nationally/Federally chartered bank, savings bank, or savings and loan association is:

(b.)	The name (s) of any Trade Name(s) under which the corporation will conduct business:
(c.)	The location of the main office (non-Ohio) shall be: (street address) NOTE: P.O. Box Addressees are NOT acceptable.

(city, township, or village)	(county)	(state)	(zip code)
(d.)	The principal office location in the state of Ohio shall be: (street address) NOTE: P.O. Box Addressees are NOT acceptable.

Ohio

(city, township, or village)	(county)	(state)	(zip code)

(Please note, if there will not be an office in the state of Ohio, please list none.)
(e.)	The corporation will exercise the following purpose(s) in the state of Ohio: (Please provide a brief summary of the business to be conducted; a general clause is not sufficient)
2.	Foreign Qualifying Limited Liability Company (If the qualifying entity is a foreign limited liability company, the following information must be completed.)
(a.)	The name of the limited liability company is its state of organization/registration is

(b.)	The name under which the limited liability company desires to transact business in Ohio is

(c.)	The limited liability company was organized or registered on under the laws of the state/country of

(d.)	The address to which interested persons may direct requests for copies of the articles of organization, operating agreement, bylaws, or other charter document of the company is:

(street address) NOTE: P.O. Box Addressees are NOT acceptable.

(city, township, or village)	(state)	(zip code)
3.	Foreign Qualifying Limited Partnership (If the qualifying entity is a foreign limited partnership, the following information must be completed.)

(a.)	The name of the limited partnership is

(b.)	The limited partnership was formed on

(c.)	The address of the office of the limited partnership in its state/country of organization is: (street address) NOTE: P.O. Box Addressees are NOT acceptable.

(city, township, or village)	(county)	(state)	(zip code)
(d.)	The limited partnership’s principal office address is: (street address) NOTE: P.O. Box Addressees are NOT acceptable.

(city, township, or village)	(county)	(state)	(zip code)
(e.)	The names and business or residence addresses of the General partners of the partnership are as follows:

Name	Address

(If insufficient space to cover this term, please attach a separate sheet listing the general partners and their respective addresses)
(f.)	The address of the office where a list of the names and business or residence addresses of the limited partners and their respective capital contributions is to be maintained is:

(street address) NOTE: P.O. Box Addressees are NOT acceptable.

(city, township, or village)	(county)	(state)	(zip code)

The limited partnership hereby certifies that it shall maintain said records until the registration of the limited partnership in Ohio is canceled or withdrawn.
4.	Foreign Qualifying Partnership Having Limited Liability
(a.)	The name of the partnership shall be:

(b.)	Please complete the following appropriate section (either item b(1) or b(2)):
(1.) The address of the partnership’s principal office in Ohio is: (street address) NOTE: P.O. Box Addressees are NOT acceptable.

, Ohio

(city, township, or village)		(zip code)
(If the partnership does not have a principal office in Ohio, then items b2 must be completed)
(2.) The address of the partnership’s principal office (Non-Ohio):

(street address) NOTE: P.O. Box Addressees are NOT acceptable.

(city, township, or village)	(state)	(zip code)
(c.)	The name and address of a statutory agent for service of process in Ohio is as follows: (name) (street address) NOTE: P.O. Box Addressees are NOT acceptable.

, Ohio

(city, village or township)		(zip code)
(d.)	Please indicate the state or jurisdiction in which the Foreign Limited Partnership has been formed

(e.)	The business which the partnership engages in is:
The undersigned constituent entities have caused this certificate of merger to be signed by its duly authorized officers, partners and representatives on the date(s) stated below.

Emerald Bank	EB Interim Bank

(Exact name of entity)	(Exact name of entity)

By:			By:

	Its:	President and Chief Executive Officer		Its:	President and Chief Executive Officer

	Date:			Date:

Exhibit 2.02(c)

Merger Agreement Exhibit 2.02(c)

Beginning Equity — September 30, 2006	5,452,000

Projected Emerald Monthly Net Loss

October 2006	(20,000)
November 2006	(20,000)
December 2006	(20,000)
January 2007	(15,000)
February 2007	(15,000)
March 2007	(15,000)
April 2007	(10,000)
May 2007	(10,000)
June 2007	(10,000)

Projected Equity — June 30, 2007	5,317,000

Adjustments:

Adjusting LLR to 1% @ September 30th	(35,000)
Legal Fee	(180,000)
Ryan Beck Fee	(175,000)
Retention Payments	(168,000)

Adjusted Equity	4,759,000

Add Backs:

Legal Fee	180,000
Ryan Beck Fee	175,000
Retention Payments	168,000
Loan Loss Reserve on net new loans	193,000

Adjusted Equity	5,475,090

	9/30/2006	6/30/2007
	Actual	Per Co. Projections	Difference
Approximate / Estimated Gross Loans	24,642,000	43,951,000
Less: Loan Loss Reserve	(246,420)	(439,510)	193,090

Net Loans	24,395,580	43,511,490

Exhibit 5.05

Merger Agreement Exhibit 5.05
[DATE]
Middlefield Banc Corp.
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
Ladies and Gentlemen:
     I have been advised that, as of the date hereof, I may be deemed to be an “affiliate” of Emerald Bank, an Ohio-chartered savings bank, as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Securities and Exchange Commission’s Rules and Regulations promulgated under the Securities Act of 1933, as amended.
     Under the terms of the Agreement and Plan of Merger dated as of November           , 2006 by and between Emerald Bank and Middlefield Banc Corp., an Ohio corporation, providing for the merger of Emerald Bank with and into a wholly owned subsidiary of Middlefield Banc Corp. to be formed, and as a result of the merger, I may receive common shares, no par value, of Middlefield Banc Corp. in exchange for the common shares, no par value, of Emerald Bank owned by me at the EFFECTIVE TIME (as defined in the Agreement and Plan of Merger).
     I represent and warrant to Middlefield Banc Corp. that, if I receive Middlefield Banc Corp. common shares in exchange for Emerald Bank common shares owned by me at the EFFECTIVE TIME:
     1) I shall not make any sale, transfer, or other disposition of the Middlefield Banc Corp. common shares in violation of the Securities Act of 1933, as amended, or the Securities and Exchange Commission’s Rules and Regulations under that Act.
     2) I have carefully read this letter and the November           , 2006 Agreement and Plan of Merger. To the extent I considered it necessary, I have discussed with my counsel and counsel for Emerald Bank the November           , 2006 Agreement and Plan of Merger and its requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of Middlefield Banc Corp. common shares.
     3) I have been advised that the issuance of Middlefield Banc Corp. common shares to me as a result of the merger of Emerald Bank with and into the subsidiary of Middlefield Banc Corp. to be formed has been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on a Form S-4 Registration Statement. However, I have also been advised that because I may have been an affiliate of Emerald Bank when the merger was submitted to a vote of Emerald Bank shareholders and because a distribution by me of Middlefield Banc Corp. common shares has not been registered under the Securities Act of 1933, as amended, the Middlefield Banc Corp. common shares I receive as a result of the merger must be held by me until (x) a distribution of Middlefield Banc Corp. common shares by me is registered under the Securities Act of 1933, as amended, (y) a sale of Middlefield Banc Corp. common shares by me is made in conformity with the volume and other limitations of a transaction permitted by the Securities and Exchange Commission’s Rule 145 and as to which Middlefield Banc Corp. has received satisfactory evidence of the compliance and conformity with said Rule, or (z) a transaction in which, in the opinion of counsel reasonably acceptable to Middlefield Banc Corp. or in accordance with a no-action letter from the Securities and Exchange Commission, some other exemption from registration is available with respect to any such proposed sale, transfer, or other disposition of the Middlefield Banc Corp. common shares by me.
     4) I understand that Middlefield Banc Corp. is under no obligation to register under the Securities Act of 1933, as amended, the sale, transfer, or other disposition of Middlefield Banc Corp. common shares by me or on my behalf or to take any other action necessary to make compliance with an exemption from registration available.
     5) I also understand that stop transfer instructions will be given to Middlefield Banc Corp.’s transfer agent with respect to any Middlefield Banc Corp. common shares that I may receive in the merger and that there will be placed on the certificates for the Middlefield Banc Corp. common shares, or any substitutes therefor, a legend stating in substance:
“The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended, applies. The shares represented by this certificate may be transferred solely in accordance with the terms of an agreement dated [DATE] between the registered holder hereof and Middlefield Banc Corp., a copy of which agreement will be mailed to the holder without charge within five days after receipt of a written request therefor.”

     6) I also understand that unless the transfer by me of my Middlefield Banc Corp. common shares is registered under the Securities Act of 1933, as amended, or is a sale made in conformity with the provisions of Rule 145, Middlefield Banc Corp. reserves the right to place the following legend on the certificates issued to my transferee:
“The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and were acquired from a person who received the shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended, applies. The shares have been acquired by the holder not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended, and may not be sold, pledged, or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933, as amended.”
     It is understood and agreed that the legends in paragraphs 5 and 6 above shall be removed and any stop transfer instructions with respect thereto shall be cancelled upon receipt of advice from counsel in form and substance reasonably satisfactory to Middlefield Banc Corp. that such actions are appropriate under the then-existing circumstances.
     This letter agreement shall not constitute an admission on my part that I am an affiliate for purposes of Rule 145.

Very truly yours,

Print name:
Date:

Accepted this            day of                               , 200      by:

Middlefield Banc Corp.
By:
Thomas G. Caldwell
President and Chief Executive Officer

FIRST AMENDMENT
TO AGREEMENT AND PLAN OF MERGER
     This First Amendment to the Agreement and Plan of Merger (hereinafter referred to as the “FIRST AMENDMENT”) is made and entered into as of this 3rd day of January, 2007 by and among Middlefield Banc Corp., an Ohio bank holding company (hereinafter referred to as “MBCN”), EB Interim Bank, an Ohio bank formed for the purpose of the merger (hereinafter referred to as “MERGERCO”), and Emerald Bank, an Ohio savings bank (hereinafter referred to as “EMERALD”);
WITNESSETH:
     WHEREAS, EMERALD and MBCN entered into the Agreement and Plan of Merger dated November 15, 2006 (hereinafter referred to as the “MERGER AGREEMENT”), pursuant to which they agreed that MBCN will acquire EMERALD in accordance with the terms and subject to the conditions thereof;
     WHEREAS, the MERGER AGREEMENT provides that such acquisition will be accomplished through a merger of EMERALD with and into MERGERCO;
     WHEREAS, at the time of the execution of the MERGER AGREEMENT, MBCN had not formed MERGERCO;
     WHEREAS, MBCN has recently formed MERGERCO;
     WHEREAS, Section 6.14 of the MERGER AGREEMENT contemplates that MBCN will cause MERGERCO to join in and become a party to the MERGER AGREEMENT;
     WHEREAS, MBCN and EMERALD desire that MERGERCO join in and become a party to the MERGER AGREEMENT;
     WHEREAS, Section 8.05 of the MERGER AGREEMENT provides that the MERGER AGREEMENT may be amended by an instrument in writing signed on behalf of EMERALD and MBCN upon the unanimous consent of their respective Boards of Directors; and
     WHEREAS, the Boards of Directors of MBCN, EMERALD and MERGERCO have unanimously consented to, authorized and approved this FIRST AMENDMENT;
     NOW, THEREFORE, in consideration of the premises, MBCN, EMERALD and MERGERCO hereby agree as follows:
     1. MERGERCO hereby joins in and is made a party to the MERGER AGREEMENT. Without limiting the generality of the foregoing sentence, MERGERCO is hereby bound by all of the terms and conditions of the MERGER AGREEMENT and shall fulfill all of the obligations of MERGERCO set forth in the MERGER AGREEMENT.
     2. Except as amended by this FIRST AMENDMENT, the MERGER AGREEMENT shall continue in full force and effect in accordance with its terms. Without limiting the generality of the foregoing sentence, all notices required to be delivered to MERGERCO in accordance with the MERGER AGREEMENT shall be deemed given if given to MBCN in accordance with the terms of the MERGER AGREEMENT.
     3. Section 1.02 of the MERGER AGREEMENT is amended to provide as follows:
Section 1.02. Surviving Corporation. The name of the SURVIVING CORPORATION in the merger of EMERALD with and into MERGERCO (hereinafter referred to as the “MERGER”) shall be “Emerald Bank.” The Articles of Incorporation of MERGERCO in existence prior to the EFFECTIVE TIME (hereinafter defined) shall be amended as set forth in Exhibit A to the First Amendment to this AGREEMENT (hereinafter referred to as the “FIRST AMENDMENT”) and shall be the Articles of Incorporation of the SURVIVING CORPORATION after the EFFECTIVE TIME and until such Articles of Incorporation may be further amended as provided by applicable law. The principal place of business of the SURVIVING CORPORATION shall be Dublin, Ohio. The directors of the SURVIVING CORPORATION shall be as set forth on Exhibit B to the FIRST AMENDMENT.
     4. Section 6.01 of the MERGER AGREEMENT is amended to provide as follows:

Section 6.01. Application For Approval of Merger. MBCN shall have primary responsibility for the preparation, filing and costs of all bank holding company and bank regulatory applications that are necessary for consummation of the MERGER. MBCN shall file the applications as promptly as practicable and in any event within 60 days after the execution of this AGREEMENT. MBCN shall provide to EMERALD’s counsel copies of the public record portions of all applications filed and copies of all material written communications with state and federal bank regulatory agencies relating to the applications.
     5. Section 7.01(h) of the MERGER AGREEMENT is deleted and shall not be a condition to the obligations of MBCN or EMERALD under the MERGER AGREEMENT.
     6. MBCN, EMERALD and MERGERCO may restate the MERGER AGREEMENT to reflect the provisions contained in this FIRST AMENDMENT upon due execution of this FIRST AMENDMENT.
     7. This FIRST AMENDMENT shall be construed in accordance with and governed by Ohio law.
     IN WITNESS WHEREOF, the parties hereto have executed this FIRST AMENDMENT as of the dates set forth below.

EMERALD BANK

ATTEST:	By:	/s/ Glenn E. Aidt

Glenn E. Aidt
/s/ Michael Hufford		President and CEO

Michael Hufford, Secretary

	Date:	January 3, 2007

MIDDLEFIELD BANC CORP.

ATTEST:	By:	/s/ Thomas G. Caldwell

Thomas G. Caldwell
/s/ James R. Heslop II		President and CEO

James R. Heslop II, Secretary

	Date:	January 3, 2007

EB INTERIM BANK

ATTEST:	By:	/s/ Thomas G. Caldwell

Thomas G. Caldwell
/s/ James R. Heslop II		President and CEO

James R. Heslop II, Secretary

	Date:	January 3, 2007

EXHIBIT A
Amended Articles of Incorporation of EB Interim Bank
One: The name of the Corporation shall be Emerald Bank.
Two: The place in Ohio where the principal office of the Corporation is to be located is the City of Dublin, Franklin County.
Three: The Corporation is formed for the purpose of conducting the business of a commercial bank, exercising any powers and engaging in any activities permitted to a bank under the Ohio Revised Code, as now in force or hereafter amended, and doing any and all things incidental or related thereto.
Four: The maximum number of shares the Corporation is authorized to have outstanding is 1,500 shares of common stock, par value $750 per share.
Five: These Amended Articles of Incorporation supersede in their entirety the existing Articles of Incorporation.

EXHIBIT B
Directors and Officers of the SURVIVING CORPORATION
Thomas G. Caldwell
15985 East High Street
Middlefield, OH 44062
Richard T. Coyne
15985 East High Street
Middlefield, OH 44062
Glenn E. Aidt
6215 Perimeter Dr.
Dublin, OH 43017
Tom W. Davis
6215 Perimeter Dr.
Dublin, OH 43017
Ken E. Jones
6215 Perimeter Dr.
Dublin, OH 43017
George J. Kontogiannis
6215 Perimeter Dr.
Dublin, OH 43017
Joe C. Zanetos
6215 Perimeter Dr.
Dublin, OH 43017
Clay W. Rose
6215 Perimeter Dr.
Dublin, OH 43017

Appendix B
February 12, 2007
The Board of Directors
Emerald Bank
6215 Perimeter Drive
Dublin, OH 43017
Members of the Board:
You have requested our opinion that the consideration offered pursuant to the Agreement and Plan of Merger dated as of November 15, 2006, by and among Middlefield Banc Corp. (“Middlefield”) and Emerald Bank (“Emerald”) (the “Agreement”), is fair to the holders of Emerald common stock (the “Emerald Common Stock”) from a financial point of view. Under the terms of the Agreement, Emerald will be merged with and into a subsidiary of Middlefield (the “Merger”), and shareholders of Emerald will have the right to elect to receive cash, shares of Middlefield, or a combination thereof, subject to pro-ration if either cash or stock is oversubscribed, based upon an election process to occur prior to closing. Cash consideration of $3.65 million is valued at $10.00 per Emerald share and stock consideration of $3.65 million will also be set to give a value of $10.00 per Emerald share based on the average market price of Middlefield for the 20 trading days just prior to the completion of the acquisition. The $10.00 consideration is subject to adjustment in certain situations, as described in the Agreement. The Agreement further provides that, in the aggregate, 50% of the Emerald shares will be exchanged for Middlefield common stock, with the remainder exchanged for cash. Emerald stock options which are outstanding at closing of the transaction will be converted to Middlefield stock options. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.
Ryan Beck & Co. (“Ryan Beck”) as a customary part of its investment banking business is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In conducting our investigation and analysis of the Merger, we have spoken with members of senior management of both Middlefield and Emerald to discuss their operations, historical financial statements, strategic plans and future prospects. We have reviewed and analyzed material prepared in connection with the Merger, including but not limited to the following: (i) the Agreement and related documents; (ii) Middlefield’s Annual Reports, including audited financial statements, on Form 10-K for the years ended December 31, 2005, 2004 and 2003; (iii) Middlefield’s quarterly reports on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006; (iv) Emerald’s annual reports to shareholders, including audited financial statements, for the years ended December 31, 2005 and 2004; (v) Emerald’s call reports for the periods ended September 30, 2006, June 30, 2006 and March 31, 2006; (vi) certain other public and non-public information, primarily financial in nature, related to the respective businesses, earnings, assets

Emerald Bank
February 12, 2007

and prospects of Emerald and Middlefield provided to Ryan Beck by management of the respective companies or obtained by Ryan Beck from other sources; (vii) the publicly available financial data of banking organizations which Ryan Beck deemed generally comparable to Emerald and Middlefield; (viii) the historical stock prices and trading volumes of Middlefield’s common stock; and (ix) the terms of acquisitions of banking organizations which Ryan Beck deemed generally comparable in whole or in part to Emerald. Additionally, we conducted or reviewed such other studies, analyses, inquiries and examinations as we deemed appropriate; analyzed the impact of the Merger on Middlefield; considered the future prospects of Emerald in the event it remained independent; and participated in meetings and telephone conferences with certain members of Emerald’s and Middlefield’s senior management to discuss Emerald’s and Middlefield’s past and current business operations, regulatory standing, financial condition, strategic plan and future prospects, including any potential operating efficiencies and synergies that may arise from the Merger.
In connection with its review, Ryan Beck relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding Emerald and Middlefield that was publicly available or provided to Ryan Beck by Emerald and Middlefield. Ryan Beck is not an expert in the evaluation of loan portfolios or the allowance for loan losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the consolidated balance sheets of Emerald or Middlefield as of September 30, 2006, and Ryan Beck assumed such allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of such financial statements. Ryan Beck discussed certain operating forecasts and financial projections (and the assumptions and bases therefore) with the management of Emerald and Middlefield. Ryan Beck assumed that such forecasts and projections reflected the best currently available estimates and judgments of management. Ryan Beck was not retained to nor did it make any independent evaluation or appraisal of the assets or liabilities of Emerald or Middlefield nor did Ryan Beck review any loan files of Emerald or Middlefield. Ryan Beck also assumed that the Merger in all respects is, and will be, undertaken and consummated in compliance with all laws and regulations that are applicable to Emerald and Middlefield.
In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate in the circumstances. Our opinion is necessarily based on economic, market and other conditions and projections as they exist and can be evaluated on the date hereof.
We have been retained by the Board of Directors of Emerald as an independent contractor to determine whether the consideration offered to Emerald shareholders in the Merger as provided and described in the Agreement is fair, from a financial point of view, as of this date. Ryan Beck will receive a fee for its services, a substantial portion of which is due upon consummation of the Merger.

Emerald Bank
February 12, 2007

Prior to this transaction, Ryan Beck did not have an investment banking relationship with Emerald or Middlefield. Ryan Beck may solicit investment banking business from Middlefield in the future. Middlefield authorized Ryan Beck to solicit term sheets for a trust preferred securities offering, in part to fund the Merger, for which Ryan Beck received customary fees. Ryan Beck does not act as a market maker in the common stock or other securities of Emerald or Middlefield. In the ordinary course of its business as a broker dealer, however, Ryan Beck may actively trade equity or other securities of Emerald or Middlefield for its own account and the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.
Our opinion is directed to the Board of Directors of Emerald and does not constitute a recommendation to any shareholder of Emerald as to how such shareholder should vote at any shareholder meeting held in connection with the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent.
Based upon and subject to the foregoing it is our opinion that, as of this date, the consideration offered to Emerald shareholders in the Merger, as provided and described in the Agreement, is fair to the holders of Emerald Common Stock from a financial point of view.
Very truly yours,
/s/ Ryan Beck & Co., Inc.
Ryan Beck & Co., Inc.

Appendix C
Excerpt of the Ohio General Corporations Law (Dissenting Shareholders)
Section 1701.84 Dissenting shareholders entitled to relief
     The following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:
     (A) Shareholders of a domestic corporation that is being merged or consolidated into a surviving or new entity, domestic or foreign, pursuant to section 1701.78, 1701.781, 1701.79, 1701.791, or 1701.801 of the Revised Code;
     (B) In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 or 1701.781 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;
     (C) Shareholders, other than the parent corporation, of a domestic subsidiary corporation that is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;
     (D) In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote;
     (E) Shareholders of a domestic subsidiary corporation into which one or more domestic or foreign corporations are being merged pursuant to section 1701.801 of the Revised Code.
1701.85 Qualifications of and procedures for dissenting shareholders
     (A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.
     (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.
     (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.
     (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.
     (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for

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which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.
     (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.
     (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.
     (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:
     (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;
     (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;
     (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

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     (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.
     (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.
     (E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

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